Form 10-K405, Exhibit 13
period 1997-12-31
FLOWSERVE CORP
filed 1998-03-31
CIK 30625

                                                                    EXHIBIT 13.1


      The World's Premier Provider of Industrial Flow Management Services



                                [FLOWSERVE LOGO]



                          FLOWSERVE 1997 ANNUAL REPORT

ABOUT THE COMPANY

Flowserve Corporation (NYSE:FLS) was formed in July 1997 by the merger of BW/IP, Inc. and Durco International Inc. Operating in 28 countries, with approximately 7,200 employees, Flowserve is one of the world's leading providers of industrial flow management services. The company produces engineered pumps for the process industries, precision mechanical seals, automated and manual quarter-turn valves, control valves actuators, and a range of related flow management services.



CONTENTS

1    Financial Highlights

2    Letter to Stockholders

4    Broad Geographic Coverage

6    Attractive Markets

8    Balanced Product Mix

10   Focus on Service

12   Worldwide Locations

14   Management's Discussion and Analysis

18   Five Year Selected Financial Data

19   Consolidated Statements of Income

20   Consolidated Balance Sheets

21   Consolidated Statements of Shareholders' Equity

22   Consolidated Statements of Cash Flows

23   Notes to Consolidated Financial Statements

38   Report of Independent Auditors

39   Market Information

40   Board of Directors and Officers

41   Stockholder Information

FINANCIAL HIGHLIGHTS


(Historical financial information has been restated to reflect the merger of Durco International Inc. and BW/IP, Inc. under the pooling of interests method of accounting. See notes to Consolidated Financial Statements)

(Amounts in thousands except ratios and per share data)         1997                  1996                  1995
------------------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS
Net sales                                                   $   1,152,196         $   1,097,645         $     983,917
Net earnings                                                $      51,566(a)      $      71,097(b)      $      54,021(c)
Average shares outstanding                                         40,896                41,363                41,652
Net earnings per share (diluted and basic)                  $        1.26(a)      $        1.72(b)      $        1.30(c)
Dividends paid per share                                    $        0.65         $        0.57         $        0.51
Bookings                                                    $   1,172,431         $   1,141,614         $   1,013,861
Backlog                                                     $     291,568         $     287,076         $     249,562

PERFORMANCE RATIOS (AS A PERCENT OF NET SALES)
Gross profit margin                                                  39.0%                 39.1%                 39.9%
Selling and administrative expense                                   24.8%                 25.8%                 26.9%
Research, engineering and development expense                         2.3%                  2.2%                  2.5%
Earnings before income taxes                                          7.8%(a)               9.9%(b)               9.0%(c)
Net earnings                                                          4.5%(a)               6.5%(b)               5.5%(c)

FINANCIAL CONDITION
Cash and cash equivalents                                   $      58,602         $      38,933         $      28,596
Working capital                                             $     284,220         $     279,972         $     251,774
Total assets                                                $     880,025         $     829,776         $     801,120
Capital expenditures                                        $      39,560         $      35,691         $      39,928
Depreciation and amortization                               $      38,933         $      36,665         $      34,451
Long-term debt                                              $     128,936         $     143,962         $     125,931
Shareholders' equity                                        $     395,273         $     388,624         $     375,246

FINANCIAL RATIOS
Return on average shareholders' equity                               13.0%(a)              18.6%(b)              15.1%(c)
Return on average net assets                                          9.0%(a)              12.5%(b)              10.4%(c)
Debt to capital ratio                                                27.1%                 30.0%                 27.9%
Current ratio                                                         2.2                   2.5                   2.3
Book value per share                                        $        9.67         $        9.40         $        9.01

The following "special items" are included in the financial highlights shown above:

(a) Financial results in 1997 include restructuring and merger expenses of $51,513 and gain on sale of subsidiary of $11,376 resulting in a reduction in net earnings of $30,483, or $.75 per share after tax.

(b) Financial results in 1996 include restructuring expenses of $5,778 resulting in a reduction in net earnings of $3,025, or $.07 per share after tax.

(c) Financial results in 1995 include merger transaction expenses of $5,042 resulting in a reduction in net earnings of $4,399, or $.10 per share after tax.

NET SALES
In millions of dollars

                                  [BAR GRAPH]

                           1993         1994         1995         1996         1997
                         $  849.0     $  909.2     $  983.9     $1,097.6     $1,152.2

                               EARNINGS PER SHARE
                              (DILUTED AND BASIC)

                                  [BAR GRAPH]


                           1993         1994         1995         1996         1997
Before special items     $   1.32     $   1.23     $   1.40     $   1.79     $   2.01
After special items      $   0.53     $   1.23     $   1.30     $   1.72     $   1.26



FLOWSERVE 1997 ANNUAL REPORT                                                  1

DEAR FELLOW STOCKHOLDER:

In July 1997, two independently successful companies, BW/IP, Inc. and Durco International Inc., merged their respective strengths and specialties in the flow management industry to create a powerful new global leader -- Flowserve Corporation. The merger of these two well-established corporations has created a more balanced, financially stronger, dynamic new Company with a fresh identity, a streamlined organization and greater competitive capabilities worldwide.

Flowserve was formed through a merger of equals, a strategic business alliance with a broadened vision for the new millennium -- to be a single-source, quick-response solution for all of our customers' flow management needs, no matter where in the world that need exists.

The merger has produced immediate results, as the combined Company reported record sales, bookings and earnings before special items last year. This excellent performance is especially noteworthy because it was achieved at the same time we were launching a broad program of merger integration initiatives that will produce significant tangible benefits for stockholders and customers alike in the future.

The Company reported combined income before special items of $82.1 million compared with $74.1 million in 1996. Income before special items per diluted share increased to $2.01 compared with income before special items per diluted share of $1.79 for the combined predecessor companies in 1996. This represents a 12 percent increase, which met our ongoing goal of double-digit growth in annual earnings.

Net income for the year, after recognizing the effect of special items, was $1.26 per diluted share. Special items included one-time merger transaction expenses of $11.9 million, a one-time restructuring charge of $32.6 million in the fourth quarter, merger integration expenses of $7.0 million, and a pre-tax gain on the sale of the Metal Fab Machine Corporation subsidiary of $11.4 million.

Sales for the year were a record $1.15 billion, an increase of five percent over combined sales of $1.10 billion in 1996. This result was achieved despite an adverse currency translation effect of four percent, which reduced sales by $46 million.

Bookings, an important measure of the progress of the Company and the strength of its markets, reached a record $1.17 billion, a three-percent increase over combined bookings of $1.14 billion in 1996. Bookings for the year also were lowered by four percent due to currency translation effects.

An important advantage as we plan for the future is the fact that the merger was done as a pooling, with no debt added to the balance sheet. We ended the year in a strong financial condition, with a conservative debt to capital ratio, strong cash flow, ample borrowing reserves and the ability to fulfill our growth strategies as we move forward.

Following approval by shareholders on July 22, the merger got off to a rapid start. The Company's Board of Directors approved a merger integration program that includes a total investment of approximately $92 million. This program is far ranging, with more than 45 projects that will make us much more efficient and improve capacity utilization. We estimate the program will produce cost savings and revenue increases that will result in benefits in a range of $45-$55 million annually in operating income at the end of three years.

In addition to the merger itself, 1997 included a number of significant accomplishments. Important organizational changes were completed, creating major cost savings potential, generating a wealth of new marketing and sales opportunities, and facilitating communications, coordination and customer service company-wide. We combined the two companies' prior pump businesses into a Rotating Equipment Division, combined the prior seal businesses into a Fluid Sealing Division and combined the prior valve businesses into a Flow Control Division. We broadened our operating approach by establishing ServiceRepair as a new area of emphasis, providing customers a broad array of pump, seal, valve and service alternatives united under a strong global brand.

Combining business units is one part of the formula. Facility and business rationalization has been an equally important thrust to build value. We closed the corporate headquarters of Durco in Dayton, Ohio and BW/IP in Long Beach, California and united corporate and division managements in a new international headquarters in Dallas, Texas. We closed a high-cost pump manufacturing plant in Charleroi, Belgium and transferred production to plants in Hengelo and Etten-Leur, The Netherlands. We announced plans to phase



FLOWSERVE 1997 ANNUAL REPORT                                                  2
out the Company's San Jose, California pump assembly and test facility by mid-1998 and transfer production to an existing facility in Los Angeles, California. We sold the company's Metal Fab Machine Corporation subsidiary, a non-core business, for approximately $19 million in cash. Combined, these programs allow a net headcount reduction of more than 450.

A number of additional efforts will supplement the merger integration program and improve our operational, financial, and sales and marketing capabilities. We have initiated a 50 percent expansion of capacity of the large-component manufacturing center in Albuquerque, New Mexico. We started multiple procurement savings initiatives, including a global sourcing program. We negotiated a new five-year revolving credit line of $150 million, with an option for an additional $50 million, and launched a project to reduce the Company's 1998 tax rate. We are preparing a plan for a large-scale, multi-year upgrade of the Company's information systems. In the fourth quarter, the Company opened two new valve plants and a pump plant in India. The low-cost, high-quality output from these plants provides a model for improving our ability to source competitively to Asia and Europe.

In 1997, BW/IP and Durco also completed initiatives prior to the merger that will prove beneficial to the company going forward. These included the acquisitions of the assets of Anchor-Darling Valve in Williamsport, Pennsylvania and the engineered pumps group of Stork Pompen in The Netherlands, both of which contributed to 1997's sales and profit growth, and the divestiture of the Filtration Systems Division, each with results that exceeded objectives.

Of course, as is true with any large, goal-oriented enterprise, there were also some disappointments that went along with the successes. Last year we experienced a business environment characterized by declining currency values outside the United States and market demand that was not as robust as we had expected when 1997 began. As a result, we fell short of our internal growth objectives. The merger process also forced us to postpone projects for building internal excellence and these will be resumed as the merger integration proceeds.

As we look ahead to 1998, it is clear the merger is on a fast track, and we already have begun to realize the benefits from reducing expenses and cross-selling products and services to customers. The synergies created by the merger, the fundamental soundness of our markets, and our recent financial results make us confident about the future. Flowserve is a well-focused company with many opportunities to grow on a strong financial base.

As always, all the planning, forecasting and implementation associated with a merger of this magnitude would not be possible without the dedication and enthusiasm of our employees around the world and we would like to give them special thanks. Flowserve's employees have stayed focused on their principal activities of serving customers and running the business well while energetically taking on the many critical projects that are necessary to make the merger successful.

We would also like to recognize the support of our exceptional Board of Directors. In addition to the five Durco Directors and four BW/IP Directors who remained on the Flowserve Board, we added George T. Haymaker, Jr., Chairman and Chief Executive Officer of Kaiser Aluminum Corporation, and Charles M. Rampacek, President and Chief Executive Officer of Lyondell-Citgo Refining Company. Both bring valuable perspective to a diverse and dedicated Director group.

We thank you as stockholders for sharing our faith in the ability of our people to be successful. The new company created significant value for shareholders during 1997. We are committed to having Flowserve build even greater value in the future.



/s/ BERNARD G. RETHORE

Bernard G. Rethore
Chairman and Chief Executive Officer


/s/ WILLIAM M. JORDAN


William M. Jordan
President and Chief Operating Officer

            [CHAIRMAN AND CHIEF EXECUTIVE OFFICER AND PRESIDENT AND
                     CHIEF OPERATING OFFICER PICTURED HERE]


FLOWSERVE 1997 ANNUAL REPORT                                                  3

BROAD GEOGRAPHIC COVERAGE

The merger of BW/IP and Durco has propelled Flowserve to first position among publicly traded flow control companies in the United States, creating one of the largest competitors in the global flow management industry. Moving forward into the 21st century, Flowserve plans to build on this large competitive platform as it pursues growth in markets around the world. Expanding geographic market coverage, with emphasis on markets outside Europe and North America, is a critical component of the Company's strategic efforts to serve our customers and assure future success.

With a geographic reach that spans several continents, Flowserve is well prepared to compete successfully against challenging worldwide competition. Many of Flowserve's customers are large, global companies that require a full complement of industrial flow management services wherever they are located. The new Company can serve the needs of the largest companies in the global process industries, offering many more products and services than smaller regional and local competitors, and delivering them to more locations.

Nearly one-half of the Company's sales in 1997 were to destinations outside the United States, including Europe and the Middle East (24 percent), Asia/Pacific (11 percent) and Latin America, Canada and other destinations (13 percent).

The Company operates 44 manufacturing facilities and 88 service and quick response centers in 28 countries (see map, page 13). Flowserve also relies on a wide network of sales offices, distributors and licensees to expand sales reach and customer service access. Products and services were sold in 80 countries last year.

A primary contributor to the Company's growth is the demand for servicing the large installed base of Flowserve equipment with aftermarket parts and services. An important Company strategy is to enlarge Flowserve's network of free-standing service centers, upgrade existing centers to provide the most comprehensive and convenient repair and maintenance services for all flow control products, and establish on-site service capabilities at customer operations. In addition, Flowserve will continue to expand its diagnostics capabilities.

As the merger integration process continues forward, Flowserve will follow the practice of sourcing raw materials, components and production from the countries and plants that provide the best combination of cost and capability from the customer's standpoint. Using an integrated manufacturing strategy, a number of Company plants are producing machined parts, components and subassemblies that are shipped to other locations for final assembly, test and shipment to the customer.

Based on expectations for increased demand for energy and basic chemicals in the emerging economies, Flowserve will continue to invest in the Latin America and Asia/Pacific regions. Despite possible short-term setbacks for some projects in the Asia/Pacific area, long-term business drivers in these regions include: the need for emerging countries to expand their infrastructure; privatization of their economies; transportation growth; and, to power it all, increasing energy demand. Growth in these markets will be supported by the addition of new facilities, strategic alliances, joint ventures, acquisitions, and joint licensing and marketing agreements.




FLOWSERVE 1997 ANNUAL REPORT                                                  4

                    [NORTH AMERICAN/SOUTH AMERICA GLOBAL MAP]

                            [ASIA/PACIFIC GLOBAL MAP]

                         [EUROPE/MIDDLE EAST GLOBAL MAP]

                     [BROAD GEOGRAPHIC COVERAGE PIE CHART]

                         Other                    13%
                         Asia/Pacific             11%
                         Europe/Middle East       24%
                         USA                      52%

                               [PICTURE OF PIPES]

                               [PICTURE OF PLANT]

                            [PICTURE OF POWER LINES]

                         [ATTRACTIVE MARKETS PIE CHART]

                           Food/Beverage            4%
                           Pharmaceuticals          5%
                           Power                   15%
                           Chemicals               32%
                           Petroleum               32%
                           Other Industry          12%

ATTRACTIVE MARKETS

Flowserve serves the worldwide process industries -- primarily petroleum (32 percent of sales), chemicals (32 percent of sales) and power generation (15 percent of sales). As these markets historically tend to follow different cycles, the Company is less vulnerable to economic changes than were its predecessor companies individually.

The process industries are characterized by global companies with large investments in major areas of the world. Because of this geographic diversity, the Company is less subject to economic pressures in any one region.

Flowserve specializes in products for severe service applications where operating environments require precision-engineered equipment that can withstand extremes of temperature, pressure, horsepower, speed and corrosiveness. These products must have robust designs, extreme reliability and exceptional operating performance.

The petroleum market is characterized by strong capital and maintenance expenditures by the oil companies, high worldwide refinery utilization rates, increased spending on new refinery capacity in the Middle East and Latin America, and continued growth in the worldwide demand for petroleum products. Privatization of the oil industry in selected emerging countries is expected to attract financing that will provide even greater opportunities for additional investments in this sector. However, customers' expectations of movements in the price of oil may influence their decisions regarding the timing of investments.

Flowserve's participation includes supplying process equipment principally to the refining and pipeline segments of the petroleum industry, which represent approximately 60 percent of worldwide oil industry spending. Total oil industry capital spending was up five percent in 1997, and maintenance expenditures alone increased nine percent.

The chemical market, especially over the longer term, is being driven by higher spending on operating and efficiency improvements and increasingly strict environmental requirements. However, current economic conditions in Asia have reduced growth expectations in worldwide polyethylene and polypropylene markets and are expected to lead to lower chemical industry profitability in 1998.

Flowserve is a leading supplier of corrosion-resistant fluid movement and control equipment to the basic chemical industry, which represents 52 percent of the worldwide chemical market.

In the power market, energy demand remains strong, particularly in emerging markets, but the timing and funding of new projects remains uncertain. Currently, more than 100 countries are supporting the expansion of their private power industries, which could lead to the sale of additional equipment, particularly for cogeneration projects.

The relatively low level of maintenance spending in the power industry in North America and Europe in recent years has created the potential for increased upgrade and retrofit of a large, aging equipment base. The economic forces of deregulation, however, have temporarily suppressed capital spending in these markets.

Flowserve maintains a world leadership position in nuclear power equipment design and manufacturing, and retains a solid market franchise in selling replacement parts for nuclear pumps and valves.

Accelerating customer outsourcing of repair and maintenance activities in the process industries is giving rise to new strategic supplier alliances between Flowserve and its largest customers, and adding greater momentum to the higher-margin service and repair business.




FLOWSERVE 1997 ANNUAL REPORT                                                  7

BALANCED PRODUCT MIX

Flowserve is remarkable within the flow management industry in its exceptionally balanced and complementary product mix. Flowserve's 1997 sales were comprised of 45 percent pumps, 28 percent seals and 27 percent valve products. Major product categories include American Petroleum Institute (API), American National Standards Institute (ANSI) and International Standards Organization (ISO) pumps, mechanical and dry gas seals, and manual and automated quarter-turn valves, control valves and valve actuators.

As the world's premier provider of industrial flow management services, Flowserve delivers equipment and services covering a broad spectrum of customers' flow management needs.

The Rotating Equipment Division manufactures engineered pumps for the process industries including horizontal split-case pumps, barrel pumps, specialty pumps, and nuclear pumps and pump parts.

The Flow Control Division produces a broad line of valve products, from manual and automated quarter-turn valves to automatic control valves, nuclear valves and valve actuators.

The Fluid Sealing Division manufactures a complete line of precision-engineered mechanical seals, sealing systems and accessories, and technologically advanced dry gas seals.

Combining materials expertise, advanced design and engineering capabilities, and applications experience, the Company develops and manufactures products that are responsive to the process industries' mandate to achieve greater manufacturing efficiencies, extend mean-time-between-failure, and reduce overall maintenance costs.

Product reliability is further endorsed through compliance with many industry-recognized standards, including those set by API, ANSI and ISO. In support of its advanced capabilities in the design and production of nuclear pumps and valves, Flowserve maintains a Nuclear Stamp quality certification from the American Society of Mechanical Engineers (ASME). In addition, a majority of the Company's manufacturing facilities hold standards qualifications from ISO, certifying that quality-management systems conform with international standards regarding product testing, employee training, record keeping and quality control.

The Company's future growth will be propelled, in part, by market-oriented technology improvements. Flowserve is investing in research and development and engineering initiatives that will reduce the cost of producing current products, extend product lines, and lead to new products for existing and new markets. Technical expertise, innovative research in pump, valve and seal design, and knowledge of applied engineering techniques make Flowserve a technological leader in the industry.



FLOWSERVE 1997 ANNUAL REPORT                                                  8

                    [PICTURE OF ROTATING EQUIPMENT PRODUCTS]

                       [PICTURE OF FLOW CONTROL PRODUCTS]

                         [PICTURE OF SEALING PRODUCTS]

                        [BALANCED PRODUCT MIX PIE CHART]

                               Valves         27%
                               Pumps          45%
                               Seals          28%

                       [PICTURE OF OUTSOURCING SERVICES]

                      [PICTURE OF REPAIR AND MAINTENANCE]

                                    [CHART]

                        [PICTURE OF FLOWSERVICE CENTER]

FOCUS ON SERVICE

Flowserve's new ServiceRepair Division represents a new concept in service for Flowserve and for the flow management industry, and is a fundamental part of the Company's growth strategy. The ServiceRepair Division is focused on providing world-class service and repair support under a strong global brand.

The ServiceRepair concept offers an outstanding opportunity to build closer relationships with established customers, create new sources of recurring revenue, and expand the Company's overall served market. This new concept is facilitated by the merger, which provides the opportunity to combine expertise across products used by the Company's customers. Through a multifaceted strategy, Flowserve is positioning itself to become a leader in providing service, repair and diagnostics to the process industries.

ServiceRepair places more emphasis on service activities that represent typically higher-margin and more-stable portions of the flow management market. Traditional business practice in the industry has been to first sell original equipment to customers and then service that installed base of equipment with replacement parts, maintenance and repairs over its lifetime. While remaining an important part of Flowserve's total business, this type of growth is largely limited by the Company's ability to increase its sales of original equipment.

The ServiceRepair Division is a conduit to expanding beyond simply servicing the Company's installed base. Taking over non-core competencies of our customers -- for example, in maintenance -- can create a new and larger market that draws on the Company's depth of technical and product knowledge. This growth strategy is designed to generate higher-margin business that builds customer value and can be developed with relatively low capital expenditures.

One important part of the strategy is to enlarge Flowserve's global network of 88 service and quick response centers located in 24 countries. The network will be expanded to include new locations, while markets that currently have multiple centers because of overlap from the merger will be consolidated. In the future, Flowserve service centers will be unique in the industry, offering "one-stop shopping" for repair and maintenance of all flow control products, including pumps, valves, seals, and related products and systems.

ServiceRepair both supports and is supported by the Company's product manufacturing businesses. Parts sales and cross-selling revenues are generated by the ServiceRepair Division while, at the same time, the division provides full-service support to the customers of the product divisions.

Opportunities also exist to develop new service businesses in areas such as diagnostics, equipment upgrade, and the application of smart technologies to existing process control systems. For example, through a grant from the European Community, Flowserve is building the tools required for highly accurate diagnostics, and is quickly developing a business base for these technologies in Europe and the United States.

The ServiceRepair Division plans to take full, global advantage of the trend toward increased outsourcing of maintenance, service and repair. In some cases, this will involve placing Flowserve service centers directly inside customers' facilities.

ServiceRepair is a response to customers' desire to increase their mean-time-between-failure and keep their products operating efficiently, while reducing maintenance costs and receiving a high level of service. The ServiceRepair Division provides real value to customers and places Flowserve on the cutting edge of the industry.




FLOWSERVE 1997 ANNUAL REPORT                                                  11

WORLDWIDE LOCATIONS

The engineered segments of the pump, seal and valve markets, which require sophisticated equipment to move fluids in environments that span extremes of temperature, pressure, horsepower and speed, are the most global of the market segments in terms of customers, applications and suppliers. These are the arenas in which the Company concentrates, making Flowserve's extensive worldwide coverage one of its primary strengths.


PLANTS

                                                                              SERVICE AND QUICK
                                                                              RESPONSE CENTERS

UNITED STATES                       INTERNATIONAL                             UNITED STATES
Los Angeles, California                                                       Birmingham, Alabama
Temecula, California                Mendoza, Argentina                        Wasilla, Alaska
Burr Ridge, Illinois                Botany, NSW, Australia                    El Dorado, Arkansas
Kalamazoo, Michigan                 Scoresby, Victoria, Australia             Benicia, California
Lake Ann, Michigan                  Petit Rechain, Belgium                    Carson, California
Albuquerque, New Mexico             Sao Paulo, Brazil                         Chico, California
Santa Fe, New Mexico                Edmonton, Alberta, Canada                 Los Angeles, California
Cincinnati, Ohio                    Woodbridge, Ontario, Canada               Tampa, Florida
Dayton, Ohio                        Lille, France                             Burr Ridge, Illinois
Springboro, Ohio                    Thiers, France                            Elgin, Illinois
Tulsa, Oklahoma                     Ahaus, Germany                            Posen, Illinois
Williamsport, Pennsylvania          Dortmund, Germany                         Ashland, Kentucky
Cookeville, Tennessee               Essen, Germany                            Baton Rouge, Louisiana
Provo, Utah                         Limburg, Germany                          Midland, Michigan
Springville, Utah                   Bangalore, India                          Bridgeport, New Jersey
                                    Hubli, India                              Charlotte, North Carolina
                                    Madras, India                             Cincinnati, Ohio
                                    Cormano, Italy                            Tulsa, Oklahoma
                                    Osaka, Japan                              Boothwyn, Pennsylvania
                                    Seoul, Korea                              Pittsburgh, Pennsylvania
                                    Santa Clara, Mexico                       Florence, South Carolina
                                    Tlaxcala, Mexico                          Kingsport, Tennessee
                                    Etten-Leur, The Netherlands               Beaumont, Texas
                                    Hengelo, The Netherlands                  Corpus Christi, Texas
                                    Roosendaal, The Netherlands               Freeport, Texas
                                    Auckland, New Zealand                     Houston, Texas
                                    Dammam, Saudi Arabia                      Plainview, Texas
                                    Singapore                                 Texas City, Texas
                                    La-Chaux-de-Fonds, Switzerland            Salt Lake City, Utah
                                    Milton Keynes, United Kingdom             Dunbar, West Virginia






FLOWSERVE 1997 ANNUAL REPORT                                                  12

                               [MAP OF COUNTRIES]

                                            o Plants
                                            o Service and Quick Response Centers


SERVICE AND QUICK
RESPONSE CENTERS
CONTINUED

INTERNATIONAL


Buenos Aires, Argentina                    Augusta, Sicily, Italy                   Manati, Puerto Rico
Mendoza, Argentina                         Cormano, Italy                           Al-Khobar, Saudi Arabia
Botany, NSW, Australia                     Milan, Italy                             Singapore
Perth, Australia                           San Giovanni, Italy                      Madrid, Spain
South Fremantle, Western Australia         Tokyo, Japan                             Tarragona, Spain
Sydney, NSW, Australia                     Kemaman, Kuala Terengganu, Malaysia      Oensingen, Switzerland
Antwerp, Belgium                           Selangor, Malaysia                       Yen Chao, Kaohsiung, Taiwan
Edmonton, Alberta, Canada                  Coatzacoalcos, Veracruz, Mexico          Bangkok, Thailand
Leduc, Alberta, Canada                     Monterrey, Mexico                        Rayong, Thailand
Scarborough, Ontario, Canada               Santa Clara, Mexico                      Abu Dhabi, United Arab Emirates
St. Thomas, Ontario, Canada                Etten-Leur, The Netherlands              Manchester, United Kingdom
Woodbridge, Ontario, Canada                Hengelo, The Netherlands                 Salford, United Kingdom
Martigues, France                          Roosendaal, The Netherlands              Maracaibo, Venezuela
Friedland-Reiffenhausen, Germany           Manila, Philippines                      Punto Fijo, Venezuela
Horneburg, Germany
Batam Island, Indonesia





FLOWSERVE 1997 ANNUAL REPORT                                                  13

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis is provided to increase understanding of, and should be read in conjunction with, the consolidated financial statements and accompanying notes.

OVERVIEW

Flowserve Corporation (the Company or Flowserve) was created on July 22, 1997, through a merger of equals between BW/IP, Inc. and Durco International Inc. accounted for under "pooling of interests" accounting. Accordingly, all historical information has been restated giving effect to the transaction as if the two companies had been combined at the beginning of all periods presented. In addition, certain other historical information has been reclassified for consistency with the 1997 presentation.

Flowserve produces engineered pumps for the process industries, precision mechanical seals, manual and automated quarter-turn valves, control valves and valve actuators, and provides a range of related flow management services to a diverse customer base worldwide. Equipment manufactured and serviced by the Company is used in industries that utilize difficult to handle and often corrosive fluids in environments with extreme temperature, pressure, horsepower and speed. Flowserve's businesses are affected by economic conditions in the U.S. and other countries where its products are sold and serviced, and by the relationship of the U.S. dollar to other currencies, and demand and pricing for customers' products. The impact of these conditions is mitigated to some degree by the strength and diversity of Flowserve's product lines and geographic coverage.

RESULTS OF OPERATIONS

The Company's condensed consolidated financial results for the last three years are summarized below:

(Dollar amounts in millions, except per share data)        1997          1996          1995
---------------------------------------------------------------------------------------------
Net sales                                               $ 1,152.2     $ 1,097.6     $   983.9
Gross profit                                                448.9         428.9         392.4
Selling and administrative expense                          285.9         283.3         264.4
Research, engineering and development expense                26.9          24.5          24.7
Merger and restructuring expenses                            51.5           5.8           5.0
Operating income                                             84.6         115.3          98.3
Net earnings                                            $    51.6     $    71.1     $    54.0
Per share data (diluted and basic):
   Net earnings                                         $    1.26     $    1.72     $    1.30
   Special items                                              .75           .07           .10
   Earnings before special items                             2.01          1.79          1.40
Bookings                                                $ 1,172.4     $ 1,141.6     $ 1,013.9
Backlog                                                 $   291.6     $   287.1     $   249.6

Net sales increased to $1,152.2 million, and favorably compared with sales of $1,097.6 million in 1996 and $983.9 million in 1995. The increase in net sales in 1997 reflects stronger global demand for pump products, mechanical seals, engineered valves, and sales from recently acquired entities. Partially offsetting the increase in sales in 1997 was the translation impact of the strong U.S. dollar against foreign currencies, which negatively impacted net sales by approximately $46 million and the sale of the filtration systems business in May of 1997, which contributed $9 million in additional sales in 1996. Sales increases in 1996 compared with 1995 reflected strong shipments across all geographic regions as the Company's major customers had high levels of capital spending. In addition, the Company benefitted from a more competitive pricing position as a result of a restructuring of its North American engineered pump operations which was initiated in 1993 and completed in 1996.

Net sales to international customers, including export sales from the U.S., were 48.0% in 1997, 52.2% in 1996 and 49.5% in 1995. The reduction in international contributions in 1997 primarily reflected the currency translation impact of the weaker European and Asian currencies.

Gross profit margin as a percent of net sales of 39.0% in 1997, was relatively flat compared with 39.1% in 1996 and slightly less than the 39.9% in 1995. The reduction from 1995 to 1996 was related to a less



FLOWSERVE 1997 ANNUAL REPORT                                                  14
favorable product mix, including a higher percentage of lower-margin engineered pump original equipment sales, lower sales of profitable nuclear aftermarket products and competitive pricing pressures in the industry. These factors continued in 1997, but were offset by cost controls which kept the margin in 1997 relatively flat compared with 1996. Selling and administrative expenses as a percent of net sales were 24.8% in 1997, compared with 25.8% in 1996 and 26.9% 1995. In part, the reduction in selling and administrative expenses as a percentage of net sales compared with prior years was a result of restructuring programs completed in the U.S. and Europe in 1997 and 1996. Additionally, the Company continued to leverage selling and administrative expense as a percent of net sales.

Research, engineering and development expenses were $26.9 million in 1997, compared with $24.5 million in 1996 and $24.6 million in 1995. Whereas the spending level increased in 1997, as a percentage of sales it was 2.3%, which was consistent with 1996 and slightly lower than in 1995.

The effective tax rate for 1997, including special items, was 42.6%, compared with 34.4% in 1996 and 38.9% in 1995. The increase in the effective tax rate resulted from merger transaction expenses, some of which are not tax deductible, partially offset by the utilization of certain tax benefits recognized on the sale of its subsidiary Metal Fab Machine Corporation ("Metal Fab"). Excluding the tax impact of the merger transaction expenses and the sale of Metal Fab, the effective tax rate was 36.9% for 1997. The tax rate of 34.4% in 1996 was reduced due to one-time benefits associated with restructuring of certain of the Company's European entities and significantly higher utilization of tax loss carry-forwards in the Company's Asia/Pacific and European operations than in the prior year.

Net earnings, after merger transaction, integration and restructuring expenses and a gain on sale of Metal Fab ("special items"), were $51.6 million in 1997, compared with $71.1 million in 1996 and $54.0 million 1995. The related net earnings per diluted share, after special items, were $1.26 in 1997, compared with $1.72 per diluted share and $1.30 per diluted share in 1996 and 1995, respectively. The Company's potentially dilutive common stock equivalents were immaterial in 1997 and all previous years. Accordingly, diluted earnings per share were equal to basic earnings per share for all periods presented.

Earnings before special items were $82.1 million in 1997, compared with $74.1 million in 1996 and $58.4 million in 1995. Earnings per diluted share before special items were $2.01 in 1997, compared with $1.79 in 1996 and $1.40 in 1995.

Bookings of $1,172.4 million in 1997 compared with $1,141.6 million in 1996 and $1,013.9 million in 1995. The Company acquired Anchor/Darling Valves in December 1996 and the engineered pump business of Stork Pompen in The Netherlands in January 1997. These two acquisitions contributed approximately $45 million of bookings in 1997. In addition, bookings for automated valves and mechanical seals were stronger in 1997 than 1996. These increases were offset by adverse effects of foreign exchange translation, which reduced total bookings by approximately $48 million (or 4%) and weaknesses in the chemical industry in the second half of the year. Bookings in 1996 exceeded 1995 levels due primarily to aggressive capital spending by the worldwide processing industries. Petroleum market original equipment was especially strong in 1996 compared to 1995 (up 30.4% year-over-year) with strength specifically in North America and Europe.

MERGER INTEGRATION PROGRAM

In the fourth quarter of 1997, the Company announced its merger integration program. This $92.4 million program includes investments of approximately $22.2 million for capital expenditures and approximately $70.2 million for integration expenses. Of this $70.2 million, $32.6 million was recognized as a one-time restructuring charge in the fourth quarter of 1997. The balance will be recognized as incurred over the three-year life of the program, including $7.0 million recorded in the fourth quarter of 1997. The Company's program includes facility rationalizations in North America and Europe, organizational realignments at the corporate and division levels, procurement initiatives, investments in training, and support for the service and repair operations. The integration program is expected to result in a net reduction of approximately 300 employees at a cost of $22.4 million with an additional 150 employee reduction due to the divestiture of Metal Fab. In addition, exit costs associated with the facilities closings are estimated at $10.2 million. The integration program is expected to be funded through operating cash flows and available credit facilities. Through December 31, 1997, severance costs of $3.4 million and exit costs of $1.7 million were paid. The remainder of the costs are expected to be incurred over the life of the program.



FLOWSERVE 1997 ANNUAL REPORT                                                  15

                                                            Other
(Dollar amounts in millions)                 Severance    Exit Costs      Total
-------------------------------------------------------------------------------
Balance at October 27, 1997                   $  22.4      $  10.2      $  32.6
Cash expenditures                                (3.4)         (.5)        (3.9)
Non-cash expenditures                              --         (1.2)        (1.2)
                                              ---------------------------------
Balance at December 31, 1997                  $  19.0      $   8.5      $  27.5
                                              =================================

The Company believes the program will produce $45-$55 million annually in operating income at the end of three years. This income is expected to be produced by eliminating cost redundancies, capturing procurement savings, and realizing earnings increases from sales synergies.

In addition to the restructuring charge and the integration expenses incurred in the fourth quarter of 1997, Flowserve also incurred $11.9 million relating to merger transaction costs. This amount was comprised of severance and other expenses triggered by the merger and investment banking, accounting, legal, and other costs required to effect the merger. Also in the fourth quarter of 1997, the Company sold substantially all the assets of its Metal Fab operation for a pretax gain of $11.4 million. The gain relating to Metal Fab sale along with all the merger transaction, restructure and integration expenses comprised the "special items" the Company highlighted for ease in comparing 1997 to future and prior periods. In 1996, a $5.8 million restructuring charge was recorded relating to the consolidation of certain operations in Europe and Asia. In 1995, a $5.0 million charge was recorded for transaction costs relating to the merger between Durco and Durametallic.

FINANCIAL POSITION AND LIQUIDITY


(Dollar amounts in millions)                   1997         1996         1995
-------------------------------------------------------------------------------
Cash flows from operations                    $  90.0      $  88.4      $  58.0
Capital expenditures                          $  39.6      $  35.7      $  39.9
Total long-term debt                          $ 128.9      $ 144.0      $ 125.9
Debt to capital ratio                            27.1%        30.0%        27.9%
Current ratio                                     2.2          2.5          2.3

Cash flows from operations and financing available under existing credit agreements are the Company's primary sources of short-term liquidity. Cash flows from operating activities in 1997 increased to $90.0 million compared with $88.4 million in 1996 and $58.0 million in 1995. The slight increase in cash flows in 1997 was primarily due to increased earnings before non-cash portion of restructure reserve, offset somewhat by cash outlays related to the merger and increases in accounts receivable due to strong shipments at the end of 1997. The increase in cash flows from operations in 1996 over 1995 resulted primarily from increased earnings and enhanced inventory management.

Cash flows from operations were sufficient to fund capital expenditures of $39.6 million, $35.7 million, and $39.9 million during 1997, 1996 and 1995, respectively. For each of the three years, capital expenditures were invested in machinery and equipment, replacements and upgrades. In 1997, the amount increased over 1996 predominately due to investment in low-cost manufacturing facilities in India.

The Company's capital structure, consisting of long-term debt and shareholders' equity, continued to enable the Company to finance short- and long-range business objectives. At December 31, 1997, total debt was 27.1% of the Company's capital structure compared to 30.0% at December 31, 1996. The interest coverage ratio of the Company's indebtedness was 7.8 times interest at December 31, 1997, compared with 9.9 times interest at December 31, 1996.

The Company has a $150,000 revolving credit agreement with the option to increase the availability to $200,000. At December 31, 1997, $50,000 was outstanding. The Company also had other short-term credit facilities with $42.8 million available for borrowing thereunder.

The return on average net assets for 1997, before special items, was 13.7%, compared with 12.9% for 1996. Including the impact of special items, the return on average net assets was 9.0% for 1997, compared with 12.5% for 1996. The return on average shareholder equity, before special items, was 20.4% for 1997, compared with 19.3% for 1996. Return on average shareholders' equity including special items was 13.0% for 1997 versus 18.6% for 1996.

The Company will continue to allocate resources to activities consistent with its core business. Accordingly, in 1997 the Company acquired 100% of its joint venture in Argentina (previously 51% owned




FLOWSERVE 1997 ANNUAL REPORT                                                  16
by the Company) and also acquired the engineered pump business of Stork
Pompen. In addition, the sale of Metal Fab, which generated approximately
$18.8 million in cash and an $11.4 million pretax gain, will allow resources formerly allocated to that operation to be used in activities more consistent with Flowserve's core business.

Flowserve believes that cash flow generated by operations and amounts available under borrowing arrangements will be adequate to fund normal operating needs, the integration plans, capital expenditures, required debt payments and dividends through the remainder of the year.

Inflation during the past three years had little impact on the Company's consolidated financial performance. Foreign currency translation effect did have a significant impact on the Company's financial performance in 1997 -- reducing bookings, sales, backlog and earnings each by approximately 4%.

YEAR 2000 COSTS

The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000, which could potentially result in a major system failure or miscalculations.

Flowserve has conducted a review of its computer systems to identify the systems that could be affected by the Year 2000 issue. To address this issue, the Company is developing a plan for a combined approach of upgrade to Year 2000 compliant systems and code modifications to existing systems. Flowserve continues to evaluate appropriate courses of corrective action, including replacement of certain systems. The Company estimates that such costs, to be charged to expense over the next two years, could be as much as $7 million. Flowserve presently believes that, with modifications to existing software and conversions to new software, the Year 2000 issue will not pose a significant operational problem for the Company's computer systems so modified and converted. The Company is also developing a plan for the implementation of a new corporate-wide computer system to provide significant operational benefits and cost savings to the Company. The cost of a new system, with preliminary estimates ranging from $60 - $80 million over three years, would generally be recorded as capitalized assets and amortized over the software's useful life. Costs to address the Year 2000 issue and for a new system would be funded through a combination of operating cash flows and funds available under borrowing arrangements.

ACCOUNTING PRONOUNCEMENTS

In 1997, the Company adopted Statement of Financial Accounting Standards No.128, "Earnings Per Share" (SFAS No.128), which established standards for computing and presenting earnings per share. SFAS 128 requires dual presentation of basic and diluted earnings per share on the face of the income statement and requires a reconciliation of the numerator and denominator of the basic earnings per share computation to the numerator and denominator of the diluted earnings per share computation. The Company's potentially dilutive common stock equivalents were immaterial in 1997 and all previous years. Accordingly, diluted earnings per share is equal to basic earnings per share and is presented on the same line for income statement presentation.

In 1997, the Financial Accounting Standards Board also issued SFAS No. 130, "Reporting Comprehensive Income," SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," and SFAS No. 132, "Employers' Disclosure about Pensions and Other Post Retirement Benefits." All three standards are effective for years beginning after December 15, 1997. These standards modify or expand current disclosure requirements and, accordingly, are not expected to impact Flowserve's reported financial position, results of operations, or cash flows. The Company is assessing the impact of SFAS No. 131 on its reporting segments.

SAFE HARBOR STATEMENT

This document contains various forward-looking statements and includes assumptions about the Company's future market conditions, operations, and results. These statements are based on current expectations and are subject to significant risks and uncertainties. They are made pursuant to safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Among the many factors that could cause actual results to differ materially from the forward-looking statements are: further changes in the already competitive environment for the Company's products or competitors' responses to the Company's strategies; political risks or trade embargoes affecting important country markets; foreign currency fluctuations; continued economic turmoil in Asian markets; and prolonged periods where the price of oil is below historical levels. Net earnings for future periods are uncertain and dependent on general worldwide economic conditions in the Company's major markets and their strong impact on the level of incoming business activity.





FLOWSERVE 1997 ANNUAL REPORT                                                  17

FIVE YEAR SELECTED FINANCIAL DATA

                                                                                      December 31
                                                  --------------------------------------------------------------------------------
(Amounts in thousands, except per
 share data and ratios)                                1997              1996              1995            1994            1993
----------------------------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS
Net sales                                          $ 1,152,196       $ 1,097,645       $   983,917       $ 909,226       $ 849,030
Cost of sales                                          703,319           668,718           591,550         554,707         508,936
                                                  --------------------------------------------------------------------------------
Gross profit                                           448,877           428,927           392,367         354,519         340,094
Selling and administrative expense                     285,890           283,360           264,426         241,131         221,556
Research, engineering and development expense           26,893            24,522            24,649          24,528          25,172
Merger transaction and restructuring expenses           44,531             5,778             5,042              --          22,728
Merger integration expense                               6,982                --                --              --              --
                                                  --------------------------------------------------------------------------------
Operating income                                        84,581           115,267            98,250          88,860          70,638
Interest expense                                        13,275            12,144            12,293          12,214          10,643
Other income                                            (7,107)           (5,228)           (2,455)         (4,187)         (2,425)
Gain on sale of subsidiary                             (11,376)               --                --              --              --
                                                  --------------------------------------------------------------------------------
Earnings before income taxes                            89,789           108,351            88,412          80,833          62,420
Provision for income taxes                              38,223            37,254            34,391          29,601          22,875
                                                  --------------------------------------------------------------------------------
Earnings from continuing operations                     51,566            71,097            54,021          51,232          39,545
Loss on discontinued operation                              --                --                --              --          16,447
Cumulative effect of change in accounting
      principle                                             --                --                --              --             945
                                                  --------------------------------------------------------------------------------
Net earnings                                       $    51,566       $    71,097       $    54,021       $  51,232       $  22,153
                                                  ================================================================================
Average shares outstanding (diluted and basic)          40,896            41,363            41,652          41,626          41,624
Net earnings per share (diluted and basic)         $      1.26       $      1.72       $      1.30       $    1.23       $    0.53
Dividends paid per share                           $      0.65       $      0.57       $      0.51       $    0.45       $    0.39
Bookings                                           $ 1,172,431       $ 1,141,614       $ 1,013,861       $ 930,863       $ 820,110
Ending backlog                                     $   291,568       $   287,076       $   249,562       $ 237,598       $ 234,852

PERFORMANCE RATIOS (AS A PERCENT OF NET SALES)
Cost of sales                                             61.0%             60.9%             60.1%           61.0%           59.9%
Gross profit margin                                       39.0%             39.1%             39.9%           39.0%           40.1%
Selling and administrative expense                        24.8%             25.8%             26.9%           26.5%           26.1%
Research, engineering and development expense              2.3%              2.2%              2.5%            2.7%            3.0%
Earnings before income taxes                               7.8%              9.9%              9.0%            8.9%            7.4%
Net earnings                                               4.5%              6.5%              5.5%            5.6%            2.6%

FINANCIAL CONDITION
Cash and cash equivalents                          $    58,602       $    38,933       $    28,596       $  28,777       $  33,924
Working capital                                    $   284,220       $   279,972       $   251,774       $ 222,798       $ 231,682
Net property, plant and equipment                  $   209,509       $   211,738       $   209,974       $ 197,844       $ 186,005
Intangibles and other assets                       $   155,852       $   149,003       $   139,204       $ 113,824       $  81,398
Total assets                                       $   880,025       $   829,776       $   801,120       $ 712,160       $ 655,796
Capital expenditures                               $    39,560       $    35,691       $    39,928       $  26,506       $  28,444
Depreciation and amortization                      $    38,933       $    36,665       $    34,451       $  34,054       $  27,814
Long-term debt                                     $   128,936       $   143,962       $   125,931       $  95,971       $  89,756
Postretirement benefits and deferred items         $   125,372       $   108,127       $    99,775       $  98,228       $ 101,086
Shareholders' equity                               $   395,273       $   388,624       $   375,246       $ 340,267       $ 308,243

FINANCIAL RATIOS
Return on average shareholders' equity                    13.0%             18.6%             15.1%           15.8%            7.2%
Return on average net assets                               9.0%             12.5%             10.4%           11.2%            5.8%
Debt to capital ratio                                     27.1%             30.0%             27.9%           25.9%           26.4%
Current ratio                                              2.2               2.5               2.3             2.3             2.4
Interest coverage ratio                                    7.8               9.9               8.2             7.6             6.9
Cash dividends paid as a percent of ending
   shareholders' equity                                    6.6%              6.0%              5.6%            5.5%            5.4%



FLOWSERVE 1997 ANNUAL REPORT                                                  18

CONSOLIDATED STATEMENTS OF INCOME


                                                            For the year ended December 31
                                                    ---------------------------------------------
(Amounts in thousands, except per share data)              1997             1996             1995
-------------------------------------------------------------------------------------------------
Net sales                                           $ 1,152,196      $ 1,097,645      $   983,917
Cost of sales                                           703,319          668,718          591,550
                                                    ---------------------------------------------
Gross profit                                            448,877          428,927          392,367
  Selling and administrative expense                    285,890          283,360          264,426
  Research, engineering and development expense          26,893           24,522           24,649
  Merger transaction and restructuring expenses          44,531            5,778            5,042
  Merger integration expense                              6,982               --               --
                                                    ---------------------------------------------
Operating income                                         84,581          115,267           98,250
  Interest expense                                       13,275           12,144           12,293
  Other income                                           (7,107)          (5,228)          (2,455)
  Gain on sale of subsidiary                            (11,376)              --               --
                                                    ---------------------------------------------
Earnings before income taxes                             89,789          108,351           88,412
Provision for income taxes                               38,223           37,254           34,391
                                                    ---------------------------------------------
Net earnings                                        $    51,566      $    71,097      $    54,021
                                                    =============================================
Earnings per share (diluted and basic)              $      1.26      $      1.72      $      1.30
Average shares outstanding                               40,896           41,363           41,652

See accompanying notes to consolidated financial statements.



FLOWSERVE 1997 ANNUAL REPORT                                                  19

CONSOLIDATED BALANCE SHEETS

                                                                                 December 31
                                                                          ------------------------
(Amounts in thousands, except per share data)                               1997           1996
--------------------------------------------------------------------------------------------------
ASSETS

Current assets:
   Cash and cash equivalents                                              $  58,602      $  38,933
   Accounts receivable, net                                                 234,437        223,274
   Inventories                                                              184,944        182,423
   Prepaids and other current assets                                         36,681         24,405
                                                                          ------------------------
     Total current assets                                                   514,664        469,035
Property, plant and equipment, net                                          209,509        211,738
Intangible assets, net                                                       79,748         87,884
Other assets                                                                 76,104         61,119
                                                                          ------------------------
Total assets                                                              $ 880,025      $ 829,776
                                                                          ========================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Accounts payable                                                       $  68,241      $  68,011
   Notes payable                                                              5,644          5,784
   Income taxes                                                              15,548          4,961
   Accrued liabilities                                                      128,802         93,695
   Long-term debt due within one year                                        12,209         16,612
                                                                          ------------------------
     Total current liabilities                                              230,444        189,063
Long-term debt due after one year                                           128,936        143,962
Postretirement benefits and deferred items                                  125,372        108,127
Shareholders' equity:
   Serial preferred stock, $1.00 par value, no shares issued                     --             --
   Common stock, $1.25 par value, 41,484 and 41,482 shares issued and
     outstanding at December 31, 1997 and 1996, respectively                 51,856         51,854
   Capital in excess of par value                                            70,895         72,628
   Retained earnings                                                        326,681        298,563
                                                                          ------------------------
                                                                            449,432        423,045
   Treasury stock at cost, 881 shares in 1997, 1,081 shares in 1996         (23,145)       (27,455)
   Foreign currency and other equity adjustments                            (31,014)        (6,966)
                                                                          ------------------------
     Total shareholders' equity                                             395,273        388,624
                                                                          ------------------------
Total liabilities and shareholders equity                                 $ 880,025      $ 829,776
                                                                          ========================

See accompanying notes to consolidated financial statements.



FLOWSERVE 1997 ANNUAL REPORT                                                  20

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                                             Foreign
                                                                                                            currency        Total
                                                          Capital in                                       and other       share-
(Amounts in thousands, except                 Common       excess of       Retained       Treasury            equity     holders'
share and per share data)                      stock       par value       earnings         stock        adjustments      equity
---------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994                 $  51,571      $  69,828      $ 217,934      $     (59)     $     993      $ 340,267
Net earnings                                        --             --         54,021             --             --         54,021
Cash dividends declared ($.51 per share)            --             --        (21,168)            --             --        (21,168)
Retirement of common stock                          (6)           (14)           (21)            --             --            (41)
Stock activity under stock plans                    85            459             (4)            --            117            657
Foreign currency translation adjustment             --             --             --             --          1,600          1,600
Nonqualified pension plan adjustment                --             --             --             --             61             61
Net treasury stock activity (4,700)                 --             --             --           (151)            --           (151)
                                             ------------------------------------------------------------------------------------

Balance at December 31, 1995                 $  51,650      $  70,273      $ 250,762      $    (210)     $   2,771      $ 375,246
Net earnings                                        --             --         71,097             --             --         71,097
Cash dividends declared ($.57 per share)            --             --        (23,296)            --             --        (23,296)
Stock activity under stock plans                   204          2,355             --             --           (590)         1,969
Foreign currency translation adjustment             --             --             --             --         (8,918)        (8,918)
Nonqualified pension plan adjustment                --             --             --             --           (229)          (229)
Net treasury stock activity (1,073,000)             --             --             --        (27,245)            --        (27,245)
                                             ------------------------------------------------------------------------------------

Balance at December 31, 1996                 $  51,854      $  72,628      $ 298,563      $ (27,455)     $  (6,966)     $ 388,624
Net earnings                                        --             --         51,566             --             --         51,566
Cash dividends declared ($.58 per share)            --             --        (23,451)            --             --        (23,451)
Stock activity under stock plans                     2         (1,733)             3          4,310            (46)         2,536
Foreign currency translation adjustment             --             --             --             --        (24,002)       (24,002)
                                             ------------------------------------------------------------------------------------

Balance at December 31, 1997                 $  51,856      $  70,895      $ 326,681      $ (23,145)     $ (31,014)     $ 395,273
                                             ====================================================================================

See accompanying notes to consolidated financial statements.



FLOWSERVE 1997 ANNUAL REPORT                                                  21

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                         For the year ended December 31
                                                                      ------------------------------------
(Amounts in thousands)                                                  1997          1996          1995
----------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
Operating activities:
  Net earnings                                                        $ 51,566      $ 71,097      $ 54,021
  Adjustments to reconcile net earnings to
     net cash provided by operating activities:
     Depreciation                                                       35,277        33,452        29,803
     Amortization                                                        3,656         3,213         4,648
     Gain on sale of subsidiary, net of income taxes                    (7,417)           --            --
     Loss on the sale of fixed assets                                       33           551           193
Change in assets and liabilities, net of effects of acquisitions:
     Accounts receivable                                               (18,401)       (8,645)      (11,741)
     Inventories                                                        (9,943)       (1,565)      (30,532)
     Prepaid expenses                                                  (10,287)       (1,014)       (2,184)
     Other current assets                                              (13,232)          103          (332)
     Accounts payable                                                    1,574        (7,239)        9,524
     Accrued liabilities                                                48,806        (5,677)        7,776
     Income taxes                                                       (2,005)          147         2,031
     Postretirement benefits and deferred items                         13,195         5,855          (200)
     Net deferred taxes                                                 (1,477)        1,901        (1,932)
     Other                                                              (1,342)       (3,824)       (3,041)
                                                                      ------------------------------------
Net cash flows from operating activities                                90,003        88,355        58,034
                                                                      ------------------------------------
Investing activities:
     Capital expenditures                                              (39,560)      (35,691)      (39,928)
     Payments for acquisitions, net of cash acquired                   (10,461)      (13,240)      (21,523)
     Proceeds from sale of subsidiary                                   18,793            --            --
     Other                                                               1,777          (258)        1,618
                                                                      ------------------------------------
Net cash flows used by investing activities                            (29,451)      (49,189)      (59,833)
                                                                      ------------------------------------
Financing activities:
     Net repayments under lines of credit                                  576       (12,720)       27,277
     Payments on long-term debt                                        (15,760)          (71)      (14,521)
     Proceeds from long-term debt                                          929        36,296        12,061
     Repurchase of common stock                                             --       (27,838)          (41)
     Proceeds from issuance of common stock                              2,584         2,333           567
     Dividends paid                                                    (26,121)      (23,296)      (20,926)
     Other                                                                  --           134        (2,963)
                                                                      ------------------------------------
Net cash flows (used by) from financing activities                     (37,792)      (25,162)        1,454
                                                                      ------------------------------------
Effect of exchange rate changes                                         (3,091)       (3,667)          164
                                                                      ------------------------------------
Net change in cash and cash equivalents                                 19,669        10,337          (181)
Cash and cash equivalents at beginning of year                          38,933        28,596        28,777
                                                                      ------------------------------------
Cash and cash equivalents at end of year                              $ 58,602      $ 38,933      $ 28,596
                                                                      ====================================
Taxes paid                                                            $ 27,636      $ 31,493      $ 28,084
Interest paid                                                         $ 13,420      $ 12,269      $ 13,039

See accompanying notes to consolidated financial statements.



FLOWSERVE 1997 ANNUAL REPORT                                                  22

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands, except per share data.)


NOTE 1

SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly and majority-owned subsidiaries. All significant intercompany transactions have been eliminated. Investments in unconsolidated affiliated companies, which represent all non-majority ownership interests, are carried on the equity basis, which approximates the Company's equity interest in their underlying net book value.

BUSINESS COMBINATIONS

Business combinations which have been accounted for under the pooling of interests method of accounting combine the assets, liabilities, and stockholders' equity of the acquired entity with the Company's respective accounts at recorded values. Prior period financial statements have been restated to give effect to the transactions as if they occurred at the beginning of all periods presented.

Business combinations which have been accounted for under the purchase method of accounting include the results of operations of the acquired business from the date of acquisition. Net assets of the companies acquired are recorded at their fair value to the Company at the date of acquisition and any excess of purchase price over fair value is recorded as goodwill.

CASH EQUIVALENTS

Cash equivalents represent short-term investments with an original maturity of three months or less when purchased which are highly liquid with principal values not subject to significant risk of change due to interest rate fluctuations.

ACCOUNTS RECEIVABLE

Accounts receivable are stated net of the allowance for doubtful accounts of $5,059 and $4,826 at December 31, 1997 and 1996, respectively.

INVENTORIES

Inventories are stated at the lower-of-cost or market. Cost is determined for certain inventories by the last-in, first-out (LIFO) method and for other inventories by the first-in, first-out (FIFO) method.

FINANCIAL INSTRUMENTS

Gains and losses on hedges of existing assets or liabilities are included in the carrying amounts of those assets or liabilities and are ultimately recognized in income as part of those carrying amounts. Gains and losses related to hedges of anticipated transactions are recognized in income as the transactions occur.

The carrying amounts in the Company's financial instruments approximate fair value as defined under Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures About Fair Value of Financial Instruments." Fair value is estimated by reference to quoted prices by financial institutions.

PROPERTY, PLANT AND EQUIPMENT AND DEPRECIATION

Property, plant and equipment are stated on the basis of cost. Depreciation is computed by the straight-line method based on the estimated useful lives of the depreciable assets for financial statement purposes and by accelerated methods for income tax purposes. The estimated useful lives of the assets are as follows:

Buildings, improvements, furniture and fixtures      5 to 35 years
Machinery and equipment                              3 to 12 years
Capital leases                                       5 to 25 years

INTANGIBLES

Excess cost over the fair value of net assets acquired (goodwill) generally is amortized on a straight-line basis over 15-40 years. The carrying value of goodwill will be reviewed if the facts and circumstances suggest that it may be impaired. If this review indicates that goodwill will not be recoverable, as



FLOWSERVE 1997 ANNUAL REPORT                                                  23
determined based on the undiscounted cash flows of the entity acquired over the remaining amortization period, the Company's carrying value of the goodwill will be adjusted accordingly. Intangibles are stated net of accumulated amortization of $5,266 and $5,079 as of December 31, 1997 and 1996, respectively.

HEDGING/FORWARD CONTRACTS

The Company is party to forward contracts for purposes of hedging certain transactions denominated in foreign currencies. The Company has a risk-management and derivatives policy statement outlining the conditions in which the Company can enter into hedging or forward transactions. No foreign exchange or financial derivative product above $5,000 can be entered into without executive management's approval. Gains and losses on forward contracts qualifying as hedges are deferred and included in the measurement of the related foreign currency transaction. The Company is exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments, but it expects all counterparties to meet their obligations given their high credit ratings. As of December 31, 1997, the Company had no significant outstanding hedges or forward contracts with third parties.

FOREIGN CURRENCY TRANSLATION

Assets and liabilities of the Company's foreign affiliates, other than those located in highly inflationary countries, are translated at current exchange rates, while income and expenses are translated at average rates for the period. For entities in highly inflationary countries, a combination of current and historical rates is used to determine currency gains and losses resulting from financial statement translation and those resulting from transactions. Translation gains and losses are reported as a component of shareholders' equity, except for those associated with highly inflationary countries, which are reported directly in the consolidated statements of income.

REVENUE RECOGNITION

Revenues and costs are generally recognized as units are shipped. Progress billings are generally shown as a reduction of inventory unless such billings are in excess of accumulated costs, in which case, such balances are included in accrued liabilities.

STOCK-BASED COMPENSATION

The Company follows Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and related interpretations in accounting for its employee stock options. Under APB No. 25, no compensation expense is recorded if the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant. Accordingly, the Company has no compensation expense recorded. Note 4 reflects the estimated impact on earnings per share as if the Company had used the fair value accounting as provided under SFAS No. 123, "Accounting for Stock Based Compensation."

USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CONCENTRATION OF CREDIT RISK

The Company places its temporary cash investments with financial institutions and, by policy, limits the amount of credit exposure to any one financial institution. Credit risk is also limited due to the large number of customers comprising the Company's customer base, the Company's diverse product line and the dispersion of the Company's customers across many different geographic regions. As of December 31, 1997, the Company does not believe that it had significant concentrations of credit risk.

BASIS OF COMPARISON

Certain amounts in 1996 and 1995 have been reclassified or restated to conform with the 1997 presentation.



FLOWSERVE 1997 ANNUAL REPORT                                                  24

NOTE 2

MERGER

On July 22, 1997, shareholders of Durco International Inc. (Durco) and BW/IP, Inc. (BW/IP) voted to approve a merger between Durco and BW/IP in a stock-for-stock merger of equals that was accounted for as a pooling of interests transaction (the "merger"). As part of the merger agreement, the Company changed its name from Durco to Flowserve Corporation. The Company issued approximately 16,914,000 shares of common stock in connection with the merger. BW/IP shareholders received .6968 shares of the Company's common stock for each previously owned share of BW/IP stock.

The consolidated financial statements, including the accompanying notes thereto, have been restated for all periods prior to the merger to include the financial position, results of operations, and cash flows of BW/IP and Durco as if the merger had occurred at the beginning of all periods presented.

In connection with the merger, the Company recorded a one-time charge of $11,900 for merger-related expenses in 1997. These expenses included severance and other expenses triggered by the merger and investment banking fees, legal fees, and other costs related to the merger, which are primarily non-deductible for tax purposes.

In the fourth quarter, the Company announced its merger integration program. This $92,400 program includes investments of approximately $22,200 for capital expenditures and approximately $70,200 for integration expenses. Of this $70,200, $32,600 was recognized as a one-time restructuring charge in the fourth quarter of 1997, $7,000 was recognized as an integration expense in the fourth quarter of 1997, and the balance will be recognized as incurred over the three-year life of the program. The program includes facility rationalizations in North America and Europe, organizational realignments at the corporate and division levels, procurement initiatives, investments in training, and support for the service and repair operations. The integration program is expected to result in a net reduction of approximately 300 employees at the cost of $22,400. In addition, exit costs associated with the facilities closings are estimated at $10,200. Through December 31, 1997, the Company paid $3,400 for severance of approximately 50 employees and $1,700 for other exit costs.

                                                          Other
                                      Severance      Exit Costs         Total
-------------------------------------------------------------------------------
Balance at October 27, 1997          $   22,400      $   10,200      $   32,600
Cash expenditures                        (3,400)           (500)         (3,900)
Non cash expenditures                        --          (1,200)         (1,200)
                                     ------------------------------------------
Balance at December 31, 1997         $   19,000      $    8,500      $   27,500
                                     ==========================================

Net sales and net earnings for Durco and BW/IP stated individually for prior periods were as follows:

                                         Six Months
                                              Ended      Years ended December 31
                                       June 30,1997     -------------------------
                                         (unaudited)       1996           1995
---------------------------------------------------------------------------------
Net sales
   BW/IP                                 $  252,701     $  492,191     $  451,191
   Durco                                    310,468        605,454        532,726
                                         ----------------------------------------
   Consolidated net sales                $  563,169     $1,097,645     $  983,917
                                         ========================================

Net earnings
   BW/IP                                 $   15,062     $   27,846     $   23,349
   Durco                                     26,618         43,251         30,672
                                         ----------------------------------------
   Consolidated net earnings             $   41,680     $   71,097     $   54,021
                                         ========================================



FLOWSERVE 1997 ANNUAL REPORT                                                  25

NOTE 3

ACQUISITIONS AND DISPOSITIONS

In 1997, the Company purchased the 49% remaining shares of its joint venture in Argentina, Byron Jackson Argentina I.C.S.A. and purchased the engineered pump business of Stork Pompen, B.V. In 1996, the Company acquired certain assets and liabilities of Anchor/Darling Valves. In 1995, the Company purchased Pac-Seal and two affiliated companies and certain product lines of Wilson-Snyder. These acquisitions did not have a significant impact on the Company's consolidated financial position or results of operations. In 1995, the Company exchanged approximately 5,345,000 shares of common stock for all outstanding shares of Durametallic. The merger was accounted for under the pooling of interests method of accounting.

In 1997, the Company sold its wholly owned subsidiary Metal Fab Machine Corporation ("Metal Fab") for $18,793 resulting in a pretax gain of $11,376. Metal Fab had approximately 150 employees. In addition, in 1997, the Company sold its Filtration Systems Division ("FSD"). The sale of FSD did not have a significant impact on the Company's consolidated financial position or results of operations.

Note 4

STOCK PLANS

The Company maintains a shareholder approved stock option plan, which provides for the grant of 1,500,000 options to purchase shares of the Company's common stock. At December 31, 1997, approximately 1,233,000 options remain available for grant. Options have been granted to officers and employees to purchase shares of common stock at a price not less than the fair market value at the date of grant. Generally, these options, whether granted from the current or prior plans, become exercisable over staggered periods, but may not be exercised after 10 years from the date of the grant. The plan provides that any option may include a stock appreciation right, however, none have been granted since 1989. The aggregate number of shares exercisable was 1,707,677 at December 31, 1997, 915,509 at December 31, 1996 and 741,490 at December 31, 1995.

                                                         Option price per share
                                                      ---------------------------
                                       Stock options    Average ($)      Range($)
---------------------------------------------------------------------------------
Outstanding at December 31, 1994           1,126,186       17.61      5.95-39.20
   Options granted                           514,972       26.32      5.95-35.88
   Options exercised                         (72,863)       8.45      5.95-16.75
   Options canceled                          (10,176)      11.57      5.95-16.75
                                        ------------
Outstanding at December 31, 1995           1,558,119       20.98      5.95-39.20
   Options granted                           433,591       24.85     22.97-30.14
   Options exercised                        (149,471)       9.37      5.95-16.75
                                        ------------
Outstanding at December 31, 1996           1,842,239       22.83      5.95-39.20
   Options granted                           690,270       26.53     22.87-30.00
   Options exercised                        (285,952)      14.30      5.95-27.99
                                        ------------
   Outstanding at December 31, 1997        2,246,557       25.05      5.95-39.20
                                        ------------

The weighted average contractual life of options outstanding is 8.1 years. Additional information relating to the ranges of options outstanding at December 31, 1997 is as follows:

                                              Options Outstanding              Options Exercisable
                                        ------------------------------  --------------------------------
                         Weighted                         Weighted                         Weighted
                         Average                           Average            Number        Average
  Range of Exercise      Remaining          Number      Exercise Price   Exercisable at   Exercise Price
  Prices Per Share    Contractual Life   Outstanding      Per Share     December 31,1997    Per Share
--------------------------------------------------------------------------------------------------------
    $ 5.95-$14.92          3.30             150,136         $ 12.10            140,736       $ 11.91
    $15.00-$24.88          7.74             956,856         $ 21.23            956,856       $ 21.24
    $25.65-$39.20          8.03           1,139,565         $ 29.96            610,085       $ 30.86
                                        -----------                        -----------
                                          2,246,557                          1,707,677
                                        ===========                        ===========



FLOWSERVE 1997 ANNUAL REPORT                                                  26

Pro forma information regarding net earnings and earnings per share is required by SFAS No. 123, which also requires that the information be determined as if the Company had accounted for its stock options granted subsequent to December 31, 1994 under the fair value method of that Statement. The "fair value" for these options at the date of grant was estimated using a binomial option pricing model (a modified Black-Scholes model). The range of assumptions used in this valuation:

For the year ended December 31               1997          1996          1995
-------------------------------------------------------------------------------
Risk-free interest rate                         5.5%          6.2%          6.2%
Dividend yield                                  2.0%          2.1%          2.1%
Stock volatility                               35.5%         36.6%         36.6%
Average expected life                       8.1 yrs.      6.7 yrs.      6.7 yrs.

The options granted had a weighted average "fair value" per share on date of grant of $10.69 in 1997, $10.42 in 1996, and $10.68 in 1995. For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options vesting periods. The Company's pro forma information follows (in thousands except for per share information):

For the year ended December 31                1997           1996           1995
------------------------------------------------------------------------------------
Net earnings
  As reported                               $   51,566     $   71,097     $   54,021
  Pro forma                                     48,224         69,156         53,101
Earnings per share (diluted and basic):
  As reported                               $     1.26     $     1.72     $     1.30
  Pro forma                                       1.18           1.67           1.27

Because the determination of the fair value of all options granted includes an expected volatility factor and, because additional option grants are expected to be made each year, the above pro forma disclosures are not representative of pro forma effects for future years. The restricted stock plan approved by shareholders authorized the grant of up to 337,500 shares of the Company's common stock. In general, the shares cannot be transferred for a period of at least one but not more than ten years and are subject to forfeiture during the restriction period. The fair value of the shares is amortized to compensation expense over the periods in which the restrictions lapse. Restricted stock grants were 21,700 shares in 1997, 29,900 shares in 1996 and 4,100 shares in 1995. The weighted average fair value of the restricted stock grants at date of grant was $27.73 in 1997, $25.84 in 1996, and $22.28 in 1995. Total compensation expense recognized in the income statement for all stock based awards was $510 in 1997, $584 in 1996, and $193 in 1995.

NOTE 5

DEBT AND LEASE OBLIGATIONS

Long-term debt, including capital lease obligations, at December 31 was as follows:

                                                            1997         1996
--------------------------------------------------------------------------------
Senior Notes, interest of 7.14% to 7.92%                   $ 66,667     $ 55,000
Revolving credit agreement, interest at 7.04%                50,000       36,000
Loan, due annually through 2001, interest at 8.94%           14,438       19,836
Floating rate revolving notes                                 5,952        5,900
Credit agreements, average interest rate 6.0%
  in 1997 and 6.5% in 1996                                      678       34,678
Capital lease obligations and other                           3,410        9,160
                                                           ---------------------
                                                            141,145      160,574
Less amounts due within one year                             12,209       16,612
                                                           ---------------------
Total long-term debt                                       $128,936     $143,962
                                                           =====================



FLOWSERVE 1997 ANNUAL REPORT                                                  27

Maturities of long-term debt, including capital lease obligations, for each of the five years subsequent to 1997, are as follows:

1998                                        $ 12,209
1999                                          13,657
2000                                           6,985
2001                                           3,476
2002                                           4,387
Thereafter                                   100,431
                                            --------
                                            $141,145
                                            ========

In 1997, the Company entered into a $150,000 revolving credit agreement with the option to increase up to $200,000. As of December 31, 1997, $50,000 was outstanding. This facility will be used to provide for future capital needs and general corporate purposes.

The 8.94% loan is a U.S. dollar private placement which was effectively converted to a deutsche mark obligation through a currency swap agreement. The currency swap is a hedge of the net investment in a German subsidiary. Unrealized gains and losses on the hedge are not recognized in income, but are shown in the cumulative translation adjustment account included in shareholders' equity with the related amounts due to and from the counterparty included in long-term debt. The maturity and repayment terms of the swap match precisely the maturity and repayment term of the underlying debt. In addition, during 1996, the Company entered into swap agreements to fix an interest rate of 7.04% for 10 years on $50,000 usage of the revolving credit.

In 1992, the Company issued $50,000 Senior Notes requiring annual payments of $8,333 through 1999, bearing interest of 7.92%, of which $16,667 was outstanding at December 31, 1997. In 1996, the Company issued $30,000 Senior Notes requiring annual principal payments of $6,000 commencing in 2002 bearing interest of 7.14%. In 1997, the Company issued $20,000 in Senior Notes, bearing interest of 7.17% with principal payments of $4,000 due annually, commencing in 2003.

The provisions of the credit agreements require the Company to meet or exceed specified financial covenants that are defined in the agreements. The agreements also contain limitations or restrictions relating to new indebtedness and liens, disposition of assets, and payment of dividends or other distributions. Under the covenants, approximately $80,611 of consolidated retained earnings were unrestricted for the payment of dividends at December 31, 1997. All such covenants were met in each of the years presented. The most restrictive of these include a debt to capital ratio and a minimum tangible net worth requirement.

At December 31, 1997 and 1996, the Company had short-term credit facilities available from banks under which it could borrow, at local market rates, up to $61,521 and $59,641, respectively. Under these facilities, the Company had borrowings outstanding of $5,644 at December 31, 1997 and $5,784 at December 31, 1996. The weighted average interest rate on these borrowings at December 31, 1997 and 1996 was 4.8% and 4.3%, respectively. In both years, these borrowings were used primarily to support the operations of foreign subsidiaries.

As of December 31, 1997, the Company had $12,993 of contingent obligations relating to bank guarantees and performance bonds outstanding.



FLOWSERVE 1997 ANNUAL REPORT                                                  28

OPERATING LEASES

The Company has non-cancelable operating leases for certain offices, service and quick response centers, certain manufacturing and operations facilities, and, machinery, equipment and automobiles. Rental expense relating to operating leases was $15,000 in 1997, $15,100 in 1996 and $13,200 in 1995.

The future minimum lease payments under non-cancelable operating leases as of December 31, 1997, were as follows:

1998                       $ 12,013
1999                          8,673
2000                          6,342
2001                          5,219
2002                          2,223
Thereafter                    8,499
                           --------
                           $ 42,969
                           ========

NOTE 6

INCOME TAXES

Income taxes attributable to continuing operations were provided as follows:

For the year ended December 31             1997           1996           1995
-------------------------------------------------------------------------------
Current:
   United States federal                 $ 30,461       $ 15,009       $ 16,448
   Non-United States                       17,752         15,643         13,157
   State and local                          5,485          4,127          3,129
                                         --------------------------------------
     Total current                         53,698         34,779         32,734
                                         --------------------------------------
Deferred:
   United States federal                  (15,585)         3,446           (578)
   Non-United States                        1,012           (895)         1,821
   State and local                           (902)           (76)           414
                                         --------------------------------------
     Total deferred                       (15,475)         2,475          1,657
                                         --------------------------------------
                                         $ 38,223       $ 37,254       $ 34,391
                                         ======================================

Reconciliation of the effective income tax rate with the statutory federal income tax rate is as follows:

For the year ended December 31                                  1997           1996           1995
--------------------------------------------------------------------------------------------------
United States federal income tax rate                           35.0%          35.0%          35.0%
Non-United States tax rate differential and utilization
   of operating loss carryforwards                               2.2           (0.5)           1.8
Merger transaction expenses                                      3.7             --            1.3
State and local income taxes, net
   of federal income tax benefit                                 3.2            2.4            2.9
Utilization of tax credits                                      (2.7)          (1.4)          (2.7)
Other net                                                        1.2           (1.1)           0.6
                                                                ----------------------------------
Effective tax rate                                              42.6%          34.4%          38.9%
                                                                ==================================



FLOWSERVE 1997 ANNUAL REPORT                                                  29

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's consolidated deferred tax assets and liabilities at December 31 were as follows:

                                                           1997           1996
--------------------------------------------------------------------------------
Deferred tax assets related to:
  Postretirement benefits                               $  24,824      $  25,020
  Compensation accruals                                     9,849          7,286
  Restructuring charge                                      9,413            188
  Net operating loss carryforwards                          7,370          4,398
  Warranty and accrued liabilities                          4,666          3,959
  Loss on dispositions                                      2,437          2,461
  Inventories                                               1,278            526
  Capital loss carryforwards                                   --          1,263
  Other                                                     6,749          9,123
                                                        ------------------------
    Total deferred tax assets                              66,586         54,224
  Less valuation allowances                                 9,007          8,354
                                                        ------------------------
    Net deferred tax assets                                57,579         45,870
                                                        ------------------------
Deferred tax liabilities related to:
  Property, plant and equipment                            13,511         14,822
  Goodwill                                                  5,071          5,894
  Pension benefits                                          2,444          2,426
  Other                                                     3,692          3,904
                                                        ------------------------
    Total deferred tax liabilities                         24,718         27,046
                                                        ------------------------
Deferred tax assets, net                                $  32,861      $  18,824
                                                        ========================

The Company has recorded valuation allowances to reflect the estimated amount of deferred tax assets which may not be realized due to the expiration of net operating loss, foreign tax credit and capital loss carryforwards. Changes in the valuation allowances were as follows:

                                             Net operating     Foreign    Capital
                                           losses and other  tax credits  losses
 --------------------------------------------------------------------------------
Balance at December 31, 1996                    $ 6,142      $   949      $ 1,263
  Utilization of carryforwards                   (1,799)          --       (1,263)
  Increase in expected nonutilization             4,153           45           --
  Expiration of carryforwards                      (103)        (380)          --
                                                ---------------------------------
Balance at December 31, 1997                    $ 8,393      $   614         $ --
                                                =================================



FLOWSERVE 1997 ANNUAL REPORT                                                  30

Earnings before income taxes was comprised as follows:

For the year ended December 31                  1997         1996         1995
--------------------------------------------------------------------------------
United States                                 $ 48,897     $ 63,238     $ 51,828
Non-United States                               40,892       45,113       36,584
                                              ----------------------------------
                                              $ 89,789     $108,351     $ 88,412
                                              ==================================


Undistributed earnings of the Company's non-United States subsidiaries amounted to approximately $145,000 at December 31, 1997. These earnings are considered to be indefinitely reinvested and, accordingly, no additional United States income taxes or non-U.S. withholding taxes have been provided. Determination of the amount of additional taxes that would be payable if such earnings were not considered indefinitely reinvested is not practical.

NOTE 7

SHAREHOLDERS' EQUITY

In 1997 the Company increased its authorized $1.25 par value common stock from 60,000,000 to 120,000,000 shares. The authorized shares were increased in connection with the merger of Durco and BW/IP resulting in the formation of Flowserve Corporation. At both December 31, 1997 and 1996, the Company had authorized 1,000,000 shares of $1.00 par value preferred stock.

Each share of the Company's common stock contains a preferred stock purchase right. These rights are not currently exercisable and trade in tandem with the common stock. The rights, in general, become exercisable and trade separately in the event of certain significant changes in common stock ownership or on the commencement of certain tender offers which in either case, may lead to a change of control of the Company. Upon becoming exercisable, the rights provide shareholders the opportunity to acquire a new series of Company preferred stock to be then automatically issued at a pre-established price. In the event of certain forms of acquisition of the Company, the rights also provide Company shareholders the opportunity to purchase shares of the acquiring company's common stock from the acquirer at a 50% discount from the current market value. The rights are redeemable for $.022 per right by the Company at any time prior to becoming exercisable and will expire in August, 2006.

At December 31, 1997, approximately 3,643,000 shares of common stock were reserved for exercise of stock options and for grants of restricted stock.

NOTE 8

RETIREMENT BENEFITS

The Company sponsors several noncontributory defined benefit pension plans, covering approximately 60% of domestic employees, which provide benefits based on years of service and compensation. Retirement benefits for all other employees are provided through defined contribution pension plans and government sponsored retirement programs. All defined benefit pension plans are funded based on independent actuarial valuations to provide for current service and an amount sufficient to amortize unfunded prior service over periods not to exceed thirty years.

Net defined benefit pension expense was comprised as follows:

For the year ended December 31                       1997          1996          1995
---------------------------------------------------------------------------------------
Service cost-benefits earned during the period     $  5,627      $  5,481      $  4,427
Interest cost on projected benefit obligations       13,931        13,179        12,516
Actual gain on plan assets                          (33,080)      (21,908)      (35,820)
Net amortization and deferral                        16,945         6,460        20,427
                                                   ------------------------------------
Net defined benefit pension expense                $  3,423      $  3,212      $  1,550
                                                   ====================================





FLOWSERVE 1997 ANNUAL REPORT                                                  31

The following table presents defined benefit pension plan funded status and amounts recognized in the Company's consolidated balance sheets at December 31:

                                                             1997            1996
------------------------------------------------------------------------------------
Actuarial present value of:
   Vested benefits                                         $ 168,870       $ 146,893
   Nonvested benefits                                         11,788          10,914
                                                           -------------------------
   Accumulated benefit obligations                           180,658         157,807
   Projected future compensation increases                    30,220          25,413
                                                           -------------------------
Projected benefit obligations                                210,878         183,220
Plan assets, at fair value                                   219,860         197,523
                                                           -------------------------
Plan assets in excess of projected benefit obligations         8,982          14,303
Unrecognized net transition asset                             (1,735)         (2,231)
Unrecognized net gain                                        (10,047)        (15,935)
Unrecognized prior service benefit                             2,932           4,444
                                                           -------------------------
Net pension asset                                          $     132       $     581
                                                           =========================

Discount rate                                                   7.25%       7.5%-8.0%
Rate of increase in compensation levels                     4.0%-8.0%       4.0%-8.0%
Long-term rate of return on assets                         8.0%-10.0%      8.0%-10.0%

Plan assets include marketable equity securities, corporate and government debt securities, insurance company contracts and real estate. The long-term rate of return on assets ranged between 8.0% and 10.0% in 1995.

The Company sponsors several defined contribution pension plans covering substantially all domestic and Canadian employees and certain other foreign employees. Employees may contribute to these plans and these contributions are matched in varying amounts by the Company. The Company may also make additional contributions for eligible employees. Defined contribution pension expense for the Company was $7,733 in 1997, $6,903 in 1996, and $6,766 in 1995.

The Company also sponsors several defined benefit postretirement health care plans covering approximately 73% of future retirees and most current retirees in the United States. These medical and dental benefits are provided through insurance companies and health maintenance organizations, include participant contributions, deductibles, co-insurance provisions and other limitations, and are integrated with Medicare and other group plans. The plans are funded as insured benefits and health maintenance organization premiums are incurred.

Net postretirement benefit expense was comprised as follows:

For the year ended December 31                         1997         1996         1995
--------------------------------------------------------------------------------------
Service cost - benefits earned during the period     $   916      $   843      $   833
Interest cost on accumulated postretirement
   benefit obligations                                 3,652        3,556        3,739
Net amortization and deferral                         (2,012)      (1,613)      (1,550)
                                                     ---------------------------------
   Net postretirement benefit expense                $ 2,556      $ 2,786      $ 3,022
                                                     =================================




FLOWSERVE 1997 ANNUAL REPORT                                                  32

The following table presents postretirement benefit amounts recognized in the Company's consolidated balance sheet at December 31:

                                                           1997           1996
--------------------------------------------------------------------------------
Actuarial present value of accumulated
  postretirement benefit obligations:
     Retirees                                             $27,060        $27,449
     Active employees eligible to retire                    8,348          7,552
     Active employees not eligible to retire               17,664         14,702
                                                          ----------------------
       Total                                               53,072         49,703
Unrecognized prior service benefit                          8,866         10,460
Unrecognized net gain                                       3,090          5,554
                                                          ----------------------
Accrued postretirement benefits                           $65,028        $65,717
                                                          ======================
Discount rate                                                7.25%       7.5%-8.0%

The assumed ranges for the annual rates of increase in per capita costs for periods prior to Medicare were 7.5%-8.5% for 1997 with a gradual decrease to 6.0% for 2002 and future years and, for periods after Medicare, 7.5% for 1997 with a gradual decrease to 5.0% for 2000 and future years.

Increasing the assumed rate of increase in postretirement benefit costs by 1% in each year would increase net postretirement benefit expense by approximately $307 and accumulated postretirement benefit obligations by $4,046.

NOTE 9

CONTINGENCIES

As of December 31, 1997, the Company was involved as a "potentially responsible party" (PRP) at five former public waste disposal sites which may be subject to remediation under pending government procedures. The sites are in various stages of evaluation by federal and state environmental authorities. The projected cost of remediating these sites, as well as the Company's alleged "fair share" allocation, is uncertain and speculative until all studies have been completed and the parties have either negotiated an amicable resolution or the matter has been judicially resolved. At each site, there are many other parties who have similarly been identified, and the identification and location of additional parties is continuing under applicable federal or state law. Many of the other parties identified are financially strong and solvent companies which appear able to pay their share of the remediation costs. Based on the Company's preliminary information about the waste disposal practices at these sites and the environmental regulatory process in general, the Company believes that it is likely that ultimate remediation liability costs for each site will be apportioned among all liable parties, including site owners and waste transporters, according to the volumes and/or toxicity of the wastes shown to have been disposed of at the sites.

The Company is a defendant in numerous pending lawsuits (which include, in many cases, multiple claimants) which seek to recover damages for alleged personal injury allegedly resulting from exposure to asbestos-containing products formerly manufactured and distributed by the Company. All such products were used within self-contained process equipment, and management does not believe that there was any emission of ambient asbestos fiber during the use of this equipment.

The Company is also a defendant in several other products liability lawsuits which are insured, subject to the applicable deductibles, and certain other non-insured lawsuits received in the ordinary course of business. Management believes that the company has adequately accrued estimated losses for such lawsuits. No insurance recovery has been projected for any of the insured claims because management



FLOWSERVE 1997 ANNUAL REPORT                                                  33
currently believes that all will be resolved within applicable deductibles. The Company is also a party to other non-insured litigation which is incidental to its business and which, in management's opinion, will be resolved without a material impact on the Company's financial statements.

Although none of the aforementioned gives rise to any additional liability that can now be reasonably estimated, the Company believes such costs will be immaterial. The Company will continue to evaluate these contingent loss exposures and, if they develop, recognize expense as soon as such losses can be reasonably estimated.

NOTE 10

DETAILS OF CERTAIN CONSOLIDATED BALANCE SHEET CAPTIONS

INVENTORIES

Inventories at December 31 and the method of determining cost were as follows:

                                                      1997             1996
------------------------------------------------------------------------------
Raw materials                                       $  18,082        $  16,813
Work in process and finished goods                    216,377          210,856
Less: Progress billings                               (10,903)          (7,207)
                                                    --------------------------
                                                      223,556          220,462

LIFO reserve                                           38,612           38,039
                                                    --------------------------
Net inventory                                       $ 184,944        $ 182,423
                                                    ==========================
Percent of inventory accounted for by LIFO                 43%              42%
Percent of inventory accounted for by FIFO                 57%              58%

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at December 31 were as follows:

                                                                         1997           1996
----------------------------------------------------------------------------------------------
Land                                                                  $  18,703      $  19,298
Buildings, improvements, furniture and fixtures                         151,004        151,233
Machinery, equipment, capital leases and construction in progress       291,559        284,518
                                                                      ------------------------
                                                                        461,266        455,049
Less: Accumulated depreciation                                         (251,757)      (243,311)
                                                                      ------------------------
Net property, plant and equipment                                     $ 209,509      $ 211,738
                                                                      ========================

OTHER ASSETS

Other assets at December 31 were as follows:

                                                             1997         1996
--------------------------------------------------------------------------------
Pension assets                                              $ 8,695      $ 7,832
Deferred tax assets                                          25,903       16,435
Deferred compensation funding                                 9,229        6,999
Investments in unconsolidated affiliates                      3,844        5,100
Patents                                                       4,431        5,155
Other                                                        24,002       19,598
                                                            --------------------
Total                                                       $76,104      $61,119
                                                            ====================




FLOWSERVE 1997 ANNUAL REPORT                                                  34

ACCRUED LIABILITIES

Accrued liabilities at December 31 were as follows:

                                                               1997         1996
--------------------------------------------------------------------------------
Wages and other compensation                               $ 66,208     $ 56,928
Accrued restructuring, current portion                       18,048        2,024
Other                                                        44,546       34,743
                                                           ---------------------
                                                           $128,802     $ 93,695
                                                           =====================

POSTRETIREMENT BENEFITS AND DEFERRED ITEMS

Postretirement benefits and deferred items at December 31 were as follows:

                                                       1997               1996
--------------------------------------------------------------------------------
Postretirement benefits                              $ 65,028           $ 65,717
Deferred compensation                                   6,708              6,186
Deferred taxes                                         15,946              9,955
Other                                                  37,690             26,269
                                                     ---------------------------
                                                     $125,372           $108,127
                                                     ===========================

NOTE 11

FOREIGN CURRENCY TRANSLATION

The foreign currency translation equity adjustment at December 31 consists of the following:

                                            1997           1996           1995
--------------------------------------------------------------------------------
Beginning of year                         $ (5,564)      $  3,354       $  1,754
Adjustment                                 (24,002)        (8,918)         1,600
                                          --------------------------------------
End of year                               $(29,566)      $ (5,564)      $  3,354
                                          ======================================

NOTE 12

OPERATIONS IDENTIFIED BY GEOGRAPHIC AREA

The Company operates in predominately one business segment, flow management.

Revenues by geographic location exclude intercompany sales. Transfers between geographic areas are accounted for primarily at cost plus a profit margin. Operating income consists of revenues less certain costs and expenses. In determining operating income none of the following items have been added or deducted: interest expense, other income, gain on sale of subsidiary and income taxes. Identifiable assets are those assets of the Company that are identifiable with the operations in each geographic area.

No individual geographic segment within the below listed geographic segments represents 10% or more of the consolidated Company's revenues from sales to unaffiliated customers or its identifiable assets. The Other geographic segment includes Canada, Latin America and the Asia Pacific.

Export sales from the United States to foreign unaffiliated customers were $146,704 in 1997, $140,842 in 1996 and $95,768 in 1995.




FLOWSERVE 1997 ANNUAL REPORT                                                  35

Financial information by geographic area is as follows:

For the year ended December 31                          1997           1996           1995
---------------------------------------------------------------------------------------------
Revenues:
   United States                                     $  691,337     $  654,581     $  592,481
   Europe                                               261,289        257,889        239,185
   Other                                                199,570        185,175        152,251
                                                     ----------------------------------------
   Consolidated total                                $1,152,196     $1,097,645     $  983,917
                                                     ========================================

Inter-geographic transfers (not included above):
   United States                                     $   70,825     $   67,331     $   59,400
   Europe                                                19,315         21,007         24,036
   Other                                                  2,982          3,886          2,924
                                                     ----------------------------------------
   Consolidated total                                $   93,122     $   92,224     $   86,360
                                                     ========================================

Operating income:
   United States                                     $   51,349     $   71,982     $   57,119
   Europe                                                 9,033         19,211         22,686
   Other                                                 24,199         24,074         18,445
                                                     ----------------------------------------
   Consolidated total                                $   84,581     $  115,267     $   98,250
                                                     ========================================

Identifiable assets:
   United States                                     $  503,654     $  448,743     $  466,528
   Europe                                               247,939        271,348        228,043
   Other                                                128,432        109,685        106,549
                                                     ----------------------------------------
   Consolidated total                                $  880,025     $  829,776     $  801,120
                                                     ========================================

Foreign currency transaction gains included in earnings before tax were approximately $1,121 in 1997, $229 in 1996, and $105 in 1995.



FLOWSERVE 1997 ANNUAL REPORT                                                  36

NOTE 13
UNAUDITED QUARTERLY FINANCIAL DATA

1997
                                                                        Earnings
(dollars in thousands                   Net            Net             per share
 except per share data)                sales         earnings (diluted and basic)
---------------------------------------------------------------------------------
Quarter ended:
March 31, 1997                       $  262.5        $   16.8        $   0.41
June 30, 1997                           300.5            24.8            0.61
September 30, 1997                      282.0             7.1(a)         0.17(a)
December 31, 1997                       307.2             2.9(a)         0.07(a)
                                     ----------------------------------------
                                     $1,152.2        $   51.6(a)     $   1.26(a)
                                     ========================================

1996
                                                                        Earnings
(dollars in thousands                   Net            Net             per share
 except per share data)                sales         earnings (diluted and basic)
---------------------------------------------------------------------------------
Quarter ended:
March 31, 1996                       $  271.1        $   16.2        $   0.39
June 30, 1996                           270.8            15.9(b)         0.38(b)
September 30, 1996                      271.1            18.2            0.44
December 31, 1996                       284.6            20.8            0.51
                                     ----------------------------------------
                                     $1,097.6        $   71.1(b)     $   1.72(b)
                                     ========================================

(a) Net earnings in the third quarter of 1997 included restructuring and merger expenses of $10.2 million before tax, or $.25 per share after tax. Excluding merger expenses, third quarter net earnings were $17.3 million or $.42 per share. Net earnings in the fourth quarter of 1997 included merger related expenses and a gain on sale of subsidiary which together totalled $30.0 million before tax, or $.50 per share after tax. Excluding special items, fourth quarter net earnings were $23.2 million, or $.57 per share, and net earnings for the year ended December 31, 1997 were $82.1 million, or $2.01 per share. See Note 2 to Consolidated Financial Statements.

(b) Net earnings in the second quarter of 1996 included restructuring expenses of $5.8 million before tax, or $.07 per share after tax, related to consolidating certain operations in Europe and Australia. Excluding restructuring expenses, second quarter net earnings were $18.9 million, or $.45 per share, and net earnings for the year ended December 31, 1996 were $74.1 million, or $1.79 per share.



FLOWSERVE 1997 ANNUAL REPORT                                                  37

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Flowserve Corporation

We have audited the accompanying consolidated balance sheets of Flowserve Corporation and subsidiaries as of December 31, 1997 and 1996 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 1996 and 1995 financial statements of BW/IP, Inc., a wholly owned subsidiary, which statements reflect total assets constituting 49% of the related consolidated total as of December 31, 1996, and total revenues constituting 45% and 46% of the related totals for the years ended December 31, 1996 and 1995, respectively. Those statements were audited by other auditors whose report thereon dated January 28, 1997 has been furnished to us, and our opinion, insofar as it relates to data included for BW/IP, Inc., is based solely on the report of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Flowserve Corporation and subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


/s/ ERNST & YOUNG LLP

Ernst & Young LLP
Dallas, Texas
February 20, 1998


REPORT OF MANAGEMENT

The Company's management is responsible for preparation of the accompanying consolidated financial statements. These statements have been prepared in conformity with generally accepted accounting principles and include amounts that are based on management's best estimates and business judgment. Management maintains a system of internal controls, which in management's opinion provides reasonable assurance that assets are safeguarded and transactions properly recorded and executed in accordance with management's authorization. The internal control system is supported by internal audits and is tested and evaluated by the independent accountants in connection with their annual audit. The Board of Directors pursues its responsibility for financial information through an Audit and Finance Committee comprised entirely of independent directors. This committee regularly meets not only with management, but also separately with representatives of the independent accountants.


/s/ BERNARD G. RETHORE                            /s/ RENEE J. HORNBAKER

Bernard G. Rethore                                Renee J. Hornbaker
Chairman and Chief Executive Officer              Vice President and Chief
                                                  Financial Officer



FLOWSERVE 1997 ANNUAL REPORT                                                  38

MARKET INFORMATION

Flowserve Corporation has facilities in 28 countries and approximately 7,200 worldwide employees. Flowserve Corporation is one of the world's largest providers of industrial flow management equipment, systems and services. Flowserve Corporation is also the largest publicly traded company in the United States operating exclusively in the flow control management industry. The Company's shares of common stock are traded on the New York Stock Exchange under the symbol "FLS."

The Company's records show that at March 1, 1998 there were approximately 41,484,000 shares of Flowserve issued and outstanding. Based on these records plus requests from brokers and nominees listed as shareholders of record, the Company estimates there are approximately 13,200 shareholders of its common stock.

During 1997, Durco declared a dividend of $0.14 cents per share for the first two calendar quarters, and in 1996, paid a dividend of $0.13 cents per share each calendar quarter.

During 1997, BW/IP declared a dividend of $0.11 cents per share for the first two calendar quarters, and in 1996, paid a dividend of $0.11 cents per share each calendar quarter.

During 1997, Flowserve declared a dividend of $0.14 cents per share for the last two calendar quarters.

The Flowserve Board declared a dividend of $0.14 cents per share on February 20, 1998, which will be paid on March 20, 1998 to stockholders of record on March 5, 1998.

HISTORICAL PRICE RANGE OF DURCO COMMON STOCK

                                                                Sales Prices
                                                       -----------------------------    Cash Dividends
(Prices through July 22, 1997)                             High              Low            Declared
-----------------------------------------------------------------------------------------------------
1st Quarter                                            $      27.12     $      21.88     $       0.14
2nd Quarter                                            $      30.00     $      21.25     $       0.14
3rd Quarter (Through July 22, 1997)                    $      35.50     $      28.81

HISTORICAL PRICE RANGE OF BW/IP COMMON STOCK

                                                                Sales Prices
                                                       -----------------------------    Cash Dividends
(Prices through July 22, 1997)                             High              Low            Declared
-----------------------------------------------------------------------------------------------------
1st Quarter                                            $      17.38     $      14.63     $       0.11
2nd Quarter                                            $      20.75     $      15.00     $       0.11
3rd Quarter (Through July 22, 1997)                    $      23.88     $      20.25

HISTORICAL PRICE RANGE OF FLOWSERVE CORPORATION COMMON STOCK

                                                                Sales Prices
                                                       -----------------------------    Cash Dividends
(Prices from July 23, 1997)                                 High            Low            Declared
-----------------------------------------------------------------------------------------------------
3rd Quarter (From July 23, 1997)                       $      36.63     $      29.81     $       0.14
4th Quarter                                            $      30.56     $      26.38     $       0.14



FLOWSERVE 1997 ANNUAL REPORT                                                  39

BOARD OF DIRECTORS

                                   [PICTURE]

R. Elton White, Diane C. Harris, George T. Haymaker, Jr., Kevin E. Sheehan, Bernard G. Rethore, William M. Jordan, Michael F. Johnston, William C. Rusnack, Hugh K. Coble and James O. Rollans. Not pictured: Charles M. Rampacek

OFFICERS

                                   [PICTURE]

Mark E. Vernon, Michael S. Dunn, George A. Shedlarski, Reid D. Wayman, Howard D. Wynn, Renee J. Hornbaker, Bernard G. Rethore, William M. Jordan, Ronald F. Shuff, Scott E. Messel, Rick L. Johnson, Cheryl D. McNeal and Charles F. Cargile. Not pictured: Rory E. MacDowell


FLOWSERVE 1997 ANNUAL REPORT                                                  40

BOARD OF DIRECTORS                        OFFICERS




BERNARD G. RETHORE(3)                     BERNARD G. RETHORE
Chairman of the Board and                 Chairman of the Board and
Chief Executive Officer                   Chief Executive Officer
Flowserve Corporation
                                          WILLIAM M. JORDAN
HUGH K. COBLE(1),(3)                      President and
Retired                                   Chief Operating Officer
Vice Chairman Emeritus
Fluor Corporation                         RENEE J. HORNBAKER
                                          Vice President and
DIANE C. HARRIS(2)                        Chief Financial Officer
President
Hypotenuse Enterprises, Inc.              RICK L. JOHNSON
                                          Vice President,
GEORGE T. HAYMAKER, JR.(1)                Business Development
Chairman and
Chief Executive Officer                   RORY E. MACDOWELL
Kaiser Aluminum and                       Vice President and
Chemical Corporation                      Chief Information Officer

MICHAEL F. JOHNSTON(1)                    CHERYL D. MCNEAL
President                                 Vice President,
North America Automotive Group            Human Resources
Johnson Controls, Inc.
                                          GEORGE A. SHEDLARSKI
WILLIAM M. JORDAN                         Vice President
President and                             Division President
Chief Operating Officer                   Fluid Sealing Division
Flowserve Corporation
                                          RONALD F. SHUFF
CHARLES M. RAMPACEK                       Vice President,
President and                             Secretary and
Chief Executive Officer                   General Counsel
Lyondell-Citgo Refining Company
                                          MARK E. VERNON
JAMES O. ROLLANS(2)                       Vice President
Senior Vice President and                 Division President
Chief Administrative Officer              Flow Control Division
Fluor Corporation
                                          REID D. WAYMAN
WILLIAM C. RUSNACK(2),(3)                 Vice President
Retired                                   Division President
Former Senior Vice President              Service Repair Division
Atlantic Richfield Company and
President                                 HOWARD D. WYNN
ARCO Products Company                     Vice President
                                          Division President
KEVIN E. SHEEHAN(1),(3)                   Rotating Equipment Division
General Partner
CID Equity Partners                       CHARLES F. CARGILE
                                          Corporate Controller and
R. ELTON WHITE(2)                         Chief Accounting Officer
Retire
Former President                          SCOTT E. MESSEL
NCR Corporation                           Corporate Treasurer

                                          MICHAEL S. DUNN
(1)  Compensation Committee               Assistant Vice President and
(2)  Audit and Finance Committee          Director of Taxes
(3)  Executive Committee




STOCKHOLDER INFORMATION


CORPORATE HEADQUARTERS
222 W. Las Colinas Blvd., Suite 1500
Irving, Texas 75039
Telephone 972.443.6500
Facsimile 972.443.6800

TRANSFER AGENT
For stock and legal transfers, changes of address, non-receipt of dividends, lost stock certificates, elimination of duplicate mailings of stockholder information, or general inquiries about stock ownership, contact:
National City Bank
Corporate Trust Operations
P.O. Box 92301
Cleveland, Ohio 44193
Telephone 800.622.6757

DIVIDEND REINVESTMENT SERVICE
A dividend investment and stock purchase plan is available. For information, contact the Transfer Agent.

ANNUAL MEETING
The annual meeting of stockholders
will be held at 9:00 a.m. on Thursday,
May 21, 1998, at the:
Omni Mandalay Hotel
221 E. Las Colinas Blvd.
Irving, Texas 75039

STOCK EXCHANGE
Flowserve Corporation common stock is
listed on the New York Stock Exchange
under the symbol FLS.

FORMS 10-K AND 10-Q
A copy of the Annual Report on Form 10-K and quarterly reports on Form 10-Q, as filed with the Securities and Exchange
Commission, can be downloaded from the
company's Web site at www.flowserve.com
or are available without charge by writing to:
Investor Relations
Flowserve Corporation
222 W. Las Colinas Blvd., Suite 1500
Irving, Texas 75039

WORLD WIDE WEB SITE
Learn more about Flowserve Corporation
and take advantage of our special investor
Relations Web page at the following address:
www.flowserve.com

                                [FLOWSERVE LOGO]

Flowserve Corporation
222 West Las Colinas Boulevard
Suite 1500
Irving, Texas 75039-5421