Form 10-K405, Exhibit 13
period 1998-12-31
FLOWSERVE CORP
filed 1999-03-19
CIK 30625

                                                                      EXHIBIT 13

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Flowserve Corporation

We have audited the accompanying consolidated balance sheets of Flowserve Corporation and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 1996 financial statements of BW/IP, Inc., a wholly owned subsidiary, which statements reflect total revenues constituting 45% of the related totals for the year ended December 31, 1996. Those statements were audited by other auditors whose report thereon dated January 28, 1997, has been furnished to us, and our opinion, insofar as it relates to data included for BW/IP, Inc., is based solely on the report of the other auditors.

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

     In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Flowserve Corporation and subsidiaries at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

     In 1998, as discussed in Note 5 to the consolidated financial statements, the Company changed its method of accounting for costing its inventory, and as discussed in Note 7, changed its method of accounting for certain defined compensation arrangements.


/s/ ERNST & YOUNG LLP

Ernst & Young LLP
Dallas, Texas
February 9, 1999


REPORT OF MANAGEMENT

The Company's management is responsible for preparation of the accompanying consolidated financial statements. These statements have been prepared in conformity with generally accepted accounting principles and include amounts that are based on management's best estimates and business judgment. Management maintains a system of internal controls, which in management's opinion provides reasonable assurance that assets are safeguarded and transactions properly recorded and executed in accordance with management's authorization. The internal control system is supported by internal audits and is tested and evaluated by the independent accountants in connection with their annual audit. The Board of Directors pursues its responsibility for financial information through an Audit and Finance Committee consisting entirely of independent directors. This committee regularly meets not only with management, but also separately with representatives of the independent accountants.


/s/ BERNARD G. RETHORE                            /s/ RENEE J. HORNBAKER

Bernard G. Rethore                                Renee J. Hornbaker
Chairman, President and                           Vice President and
Chief Executive Officer                           Chief Financial Officer


FLOWSERVE 1998 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

The following discussion and analysis are provided to increase understanding of, and should be read in conjunction with, the consolidated financial statements and accompanying notes.

     Flowserve Corporation was created on July 22, 1997, through a merger of equals between BW/IP, Inc. and Durco International Inc., which was accounted for under the "pooling of interests" method of accounting. Accordingly, all historical information has been restated, giving effect to the transaction as if the two companies had been combined at the beginning of all periods presented.

     Flowserve produces engineered pumps, precision mechanical seals, automated and manual quarter-turn valves, control valves and valve actuators, and provides a range of related flow management services worldwide, primarily for the process industries. Equipment manufactured and serviced by the Company is used in industries that deal with difficult-to-handle and often corrosive fluids in environments with extreme temperature, pressure, horsepower and speed. Flowserve's businesses are affected by economic conditions in the United States and other countries where its products are sold and serviced, by the relationship of the U.S. dollar to other currencies and by the demand and pricing for customers' products. The impact of these conditions is somewhat mitigated by the strength and diversity of Flowserve's product lines and geographic coverage.

RESULTS OF OPERATIONS

In general, 1998 results were lower than those of the two previous years due to the downturn of economic conditions in the global markets in which the Company participates. The economic turmoil that started in Asia in the second half of 1997 spread to other parts of the world, including Latin America. The profitability of our chemical and petroleum customers, which collectively represent about two-thirds of our business, was negatively impacted by the economic weakness. This economic weakness contributed to a supply/demand imbalance of chemicals and an oil price that averaged $11.12 per barrel in 1998, compared with $17.78 per barrel in 1997 and $18.46 per barrel in 1996. As a result, our customers reduced expenditures by delaying or canceling new projects and reducing maintenance spending.

                    BOOKINGS      SALES
                    --------      -----
1998                $1,083        $1,083
1997                $1,172        $1,152
1996                $1,142        $1,098

Bookings (incoming orders for which there are purchase commitments) were lower in 1998 at $1,082.5 million, compared with $1,172.4 million in 1997 and $1,141.6 million in 1996. Sales decreased to $1,083.1 million in 1998 from $1,152.2 million in 1997 and $1,097.6 million in 1996. Bookings and sales declines in 1998 were largely a result of the economic and market factors previously discussed.

     There were several other factors that affected the comparisons. A stronger U.S. dollar, in relation to other currencies in which the Company conducts its business, had the effect of reducing both bookings and sales when compared with the prior year. The negative translation effect reduced 1998 bookings and sales by about 2% and 1997 bookings and sales by about 4%.

     Comparisons are also impacted by the divestitures of several businesses in 1997 that contributed approximately $18 million to both bookings and sales in 1997 and $24 million in 1996. Several acquisitions affected the comparability as well. Acquisitions made in 1998 added approximately $14 million to 1998 bookings and sales, compared with 1997 and 1996. Acquisitions made in late 1996 and early 1997 added about $45 million to 1997 bookings and sales compared with 1996.

     In total, sales outside the United States were 42% in 1998, compared with 48% in 1997 and 52% in 1996. These sales declined due to weaker economies in Asia and Latin America and negative currency translation effect.

BUSINESS SEGMENTS

Flowserve manages its operations through three business segments: Rotating Equipment Division (RED) for engineered pumps; Flow Control Division (FCD) for automated quarter-turn valves, control valves and valve actuators; and Flow Solutions Division (FSD) for precision mechanical seals and flow management services.


                                                    FLOWSERVE 1998 ANNUAL REPORT
14

     Sales and operating income before special items, as defined below, for each of the three business segments are:

                                                  ROTATING EQUIPMENT DIVISION
                                               ---------------------------------
(in millions of dollars)                        1998         1997         1996
                                               -------      -------      -------
Sales                                          $ 375.5      $ 412.8      $ 402.8
Operating income                                  41.1         51.0         49.0

     Sales of pumps and pump parts for the Rotating Equipment Division (RED) decreased to $375.5 million from $412.8 million in 1997 and $402.8 million in 1996. The sales decline was generally due to reduced demand for chemical process pumps as our chemical industry customers lowered their capital and maintenance spending in response to weaker demand and pricing for their products. The Company believes that the chemical market will continue to be weak in 1999. RED sales were also lower due to reduced demand for nuclear parts and replacements. RED sales increased in 1997 from 1996 due to the acquisition of the engineered pump business of Stork Pompen, B.V. in January 1997.

     Operating income before special items, as a percentage of RED sales, declined to approximately 11% in 1998 from about 12% in the previous two years. The decline was due to the lower volume of more profitable chemical process pumps, nuclear products and other parts and replacement business that more than offset the benefits of the merger integration program.

                                                     FLOW CONTROL DIVISION
                                               ---------------------------------
(in millions of dollars)                        1998         1997         1996
                                               -------      -------      -------
Sales                                          $ 303.0      $ 317.2      $ 286.4
Operating income                                  41.7         47.0         37.1

     Sales of valves and valve automation products for the Flow Control Division
(FCD) declined to $303.0 million in 1998 from $317.2 million in 1997. The decrease was due to the weaker chemical market that reduced demand and placed downward pressure on selling prices. The sales decrease was partly offset by the acquisition of Valtek Engineering (United Kingdom licensee) in July 1998. FCD sales were higher in 1997 than the $286.4 million recorded in 1996 due to internal growth from control valves and the acquisition of Anchor/Darling Valves in December 1996.

     Operating income before special items, as a percentage of sales, was 13.8% in 1998, compared with 14.8% in 1997 and 13.0% in 1996. The decline in 1998 was generally due to the lower sales volume. Operating income in 1998 was also affected by lower selling prices and a reduced volume of higher-profit spare parts. The improvement in 1997 over 1996 was due to sales growth and higher margins from control valves and the Anchor/Darling Valves business.

                                                   FLOW SOLUTIONS DIVISION
                                               ---------------------------------
(in millions of dollars)                        1998         1997         1996
                                               -------      -------      -------
Sales                                          $ 433.6      $ 430.1      $ 421.9
Operating income                                  66.1         62.7         55.5

     Sales of services and seal products for the Flow Solutions Division (FSD) increased to $433.6 million in 1998, compared with $430.1 million in 1997 and $421.9 million in 1996. Sales related to service activities increased about 11% in 1998 and 9% in 1997, despite the challenging market environment, due to an increased focus on this business. These increases were partly offset by reduced demand for seals due to economic weakness in Asia and Latin America, softness in the chemical and petroleum markets and technological improvements in the Company's seals that have reduced their mean time between failure.

     Operating income before special items, as a percentage of sales, increased to 15.2% from 14.6% in 1997 and 13.2% in 1996. The improved margins were generally due to the leveraging of a higher volume of sales and the benefits of the merger integration program, partly offset by a seal product mix change to lower margin products.

EARNINGS PER SHARE

          AFTER SPECIAL ITEMS           SPECIAL ITEMS       TOTAL
          -------------------           -------------       -----
1998           $1.23                       $0.65            $1.88
1997           $1.26                       $0.75            $2.01
1996           $1.72                       $0.07            $1.79

     Earnings after special items were $48.9 million ($1.23 per share) in 1998, compared with $51.6 million ($1.26 per share) in 1997 and $71.1 million ($1.72 per share) in 1996. Special items included restructuring charges, merger integration expense, merger transaction expense, costs associated with an obligation under an executive employment agreement, a gain on the sale of a subsidiary and the cumulative effect of a change in accounting principle. Earnings before special items were $74.9



FLOWSERVE 1998 ANNUAL REPORT
million ($1.88 per share) in 1998, compared with $82.1 million ($2.01 per share) in 1997 and $74.1 million ($1.79 per share) in 1996. The decline in earnings in 1998 was largely due to the decline in sales and a lower gross profit margin. The Company's share repurchase program contributed about $0.03 per share to earnings in 1998, compared with the two prior years.

     The restructuring charges of $32.6 million in 1997 were related to the Company's merger integration program, and the restructuring charges of $5.8 million in 1996 were related to the consolidation of certain operations in Europe and Asia. Merger integration expense was $38.3 million in 1998 and $7.0 million in 1997. Merger integration expense was principally related to the consolidation of the business units and headquarters, plant closings and the formation of the Services Group of the Flow Solutions Division. Merger transaction expense of $11.9 million in 1997 was for severance and other expenses triggered by the merger, and investment banking, legal and other costs required to effect the merger. In 1998, the Company recognized an obligation under an executive employment agreement of $3.8 million recorded in selling and administrative expense. In 1997, the Company sold its Metal Fab subsidiary and realized a pretax gain of $11.4 million. The change in accounting principle resulted in a one-time cumulative net-of-tax benefit of $1.2 million in 1998. The accounting change was due to the required adoption of EITF 97-14, "Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested."

     Gross profit margin, gross profit as a percentage of sales, declined to 38.3% in 1998 from 39.0% in 1997 and 39.1% in 1996. The lower margin in 1998 was generally related to valve price discounting and a seal product mix change toward lower margin products. These reductions were partly offset by savings related to the Company's merger integration program that reduced cost of sales by approximately $9 million. These factors and lower sales contributed to a decline in gross profit dollars to $415.3 million in 1998 from $448.9 million in 1997 and $428.9 million in 1996.

     Selling and administrative expense declined to $265.6 million in 1998 from $285.9 million in 1997 and $283.4 million in 1996. Selling and administrative expense in 1998 included $3.8 million in one-time costs associated with an obligation under an executive employment agreement. As a percentage of sales, selling and administrative expense was 24.5% (24.2% when adjusted for the executive employment agreement) in 1998, compared with 24.8% in 1997 and 25.8% in 1996. Reductions in selling and administrative expense were generally due to savings from merger integration activities of about $12 million and lower sales.

     Research, engineering and development expense was $26.4 million in 1998, compared with $26.9 million in 1997 and $24.5 million in 1996. The slight decline in this expense in 1998 was principally due to savings realized from merger integration activities.

     Interest expense was $13.2 million in 1998, compared with $13.3 million in 1997 and $12.1 million in 1996. Interest expense in 1998 was essentially the same as the 1997 amount as the additional expense due to increased borrowings throughout the year was offset by lower interest rates on the Company's variable rate debt. The increase in 1997 over 1996 was primarily related to a full year of expense on borrowings entered into during 1996.

     The effective tax rate before special items was 34.9% in 1998, compared with 36.9% in 1997 and 34.4% in 1996. The decrease in 1998 was due to the geographic mix of earnings and post-merger restructuring of operations. The effective tax rate after special items in 1998 was the same as the effective tax rate excluding special items. In 1997, the effective tax rate after special items was 42.6% due to the nondeductibility of certain merger transaction expenses, partly offset by certain tax benefits realized from the sale of a subsidiary. The rate in 1996, after special items, was 34.4% due to one-time benefits associated with the restructuring of certain European operations and utilization of tax loss carryforwards.

MERGER INTEGRATION PROGRAM

In 1997, the Company developed a program designed to achieve the synergies planned for the merger of BW/IP and Durco. The program included facility rationalizations in North America and Europe, organizational realignments at the corporate and division levels, procurement initiatives, investments in training and support for service operations. In the fourth quarter of 1997, the Company recognized a one-time restructuring charge of $32.6 million in connection with this program. Other nonrecurring expenses related to the merger were incurred in 1998 and 1997 in order to achieve the planned synergies. These expenses of $38.3 million in 1998 and $7.0 million in 1997 were principally costs for consultants, relocations and training. In 1998, the Company also spent $11.0 million in capital expenditures related to this program.




                                                    FLOWSERVE 1998 ANNUAL REPORT
16

     In 1998, the Company realized approximately $21 million of operating income benefit related to the merger. In the fourth quarter of 1998, the Company realized operating income benefits at a $28 million annualized rate. By 2001, the Company expects to achieve the $45 million to $55 million of annual operating income benefit planned from this program. The benefits result from eliminating cost redundancies, capturing procurement savings and realizing earnings increases from sales synergies.

BUSINESS PROCESS IMPROVEMENT INITIATIVE (FLOWSERVER)

In July 1998, the Company's Board of Directors approved an $18 million expenditure for the first phase of Flowserver, a business process improvement initiative. This program has costs and benefits incremental to the initial merger integration program. The Flowserver initiative includes the standardization of the Company's processes and the implementation of a global information system to facilitate common best practices. The investment in this business process improvement initiative is expected to approximate $120 million over a four-year period. Approximately half of the expenditures associated with this initiative are expected to be capitalized, with the balance expensed. Completion of Flowserver is expected to result in more than $40 million of annual operating income benefit in the first full year following completion of the program and about a $100 million reduction in working capital requirements.

     In 1998, the Company incurred costs associated with this project of $5.1 million recorded as merger integration expense and $1.5 million as capital expenditures.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS FROM OPERATIONS
(in millions of dollars)

          AFTER SPECIAL ITEMS           SPECIAL ITEMS       TOTAL
          -------------------           -------------       -----
1998            $54.1                      $ 23.7           $ 77.8
1997            $90.0                      $ 25.3           $115.3
1996            $88.4                      $  3.7           $ 92.1

Cash flows from operations and financing available under existing credit agreements are the Company's primary sources of short-term liquidity. Cash flows from operating activities in 1998 decreased to $54.1 million, compared with $90.0 million in 1997 and $88.4 million in 1996. The decrease in cash flows in 1998 was primarily due to cash expended for restructuring and lower operating profits. The increase in 1997 cash flows over 1996 resulted primarily from increased earnings (before the noncash portion of the restructuring reserve).

CAPITAL EXPENDITURES
(in millions of dollars)

1998           $38.2
1997           $39.6
1996           $35.7

Capital expenditures, net of disposals, were $38.2 million in 1998, compared with $39.6 million in 1997 and $35.7 million in 1996. Capital expenditures were funded by operating cash flows. For each of the three years, capital expenditures were invested in machinery and equipment, replacements and upgrades. Capital expenditures in 1998 included about $11.0 million related to the merger integration projects and $1.5 million related to Flowserver. In 1997, the amount increased over 1996 predominately due to investments in low-cost manufacturing facilities in India.

     During the second quarter of 1998, the Company initiated a $100 million share repurchase program. In 1998, the Company spent approximately $64.5 million to repurchase approximately 2.8 million, or 7.1%, of its outstanding shares. The Company generally used credit facilities to fund the purchases. The timing of future repurchases depends on market conditions, the market price of Flowserve's common stock and management's assessment of the Company's liquidity and cash flow needs.



FLOWSERVE 1998 ANNUAL REPORT

     The Company has a $150 million revolving credit agreement of which $124 million was utilized at December 31, 1998. The Company also had other short-term credit facilities under which $55.0 million was available for borrowing. At December 31, 1998, total debt was 37.2% of the Company's capital structure, compared with 27.1% at December 31, 1997. The ratio increased as planned due to the share repurchase program. The interest coverage ratio of the Company's indebtedness was 6.6 times interest at December 31, 1998, compared with 7.8 times interest at December 31, 1997.

     The Company believes that internally generated funds, together with access to external capital resources, will be sufficient to satisfy existing commitments and plans, and to provide adequate financial flexibility to take advantage of potential strategic business opportunities should they arise.

     The return on average net assets based on results for 1998, before special items, was 12.6%, compared with 13.7% for 1997. The decline is due to the lower earnings discussed previously. Including the impact of special items, the return on average net assets was 8.6% for 1998, compared with 9.0% for 1997. The return on average shareholders' equity, before special items, was 20.0% in 1998, compared with 20.4% in 1997. Return on shareholders' equity, including special items, was 13.1% for 1998 and 13.0% for 1997.

     Acquisitions are an important part of the Company's strategy to increase its earnings and build shareholder value. Accordingly, in 1998 the Company acquired 100% of its joint venture in Singapore (previously 51% owned by the Company), acquired certain assets and liabilities related to the business of two licensees located in the United Kingdom and Australia and acquired the outstanding shares of a valve-repair organization with operations in Belgium and the Netherlands. Payments for acquisitions, net of cash acquired, were $20.0 million in 1998.

     Inflation during the past three years had little impact on the Company's consolidated financial performance. Foreign currency translation had the effect of reducing the Company's sales and earnings by 2% in 1998 and 4% in 1997.

MARKET RISKS ASSOCIATED WITH FINANCIAL INSTRUMENTS

The Company has certain market-sensitive financial instruments, including long-term debt and investments in foreign subsidiaries. To evaluate the risks associated with these instruments, the Company considered the impact of unfavorable changes in the rates or values of these instruments as of December 31, 1998. The market changes, assumed to occur as of December 31, 1998, to measure potential risk, are a 100 basis-point increase in market interest rates, a 10% adverse change in all foreign currency exchange rates and a 10% decline in the value of the Company's net investment in foreign subsidiaries.

     The Company considered the impact of a 100 basis-point increase in interest rates and determined such an increase would not materially affect the Company's earnings.

     The Company employs a foreign currency hedging strategy to minimize potential losses in earnings or cash flows from unfavorable foreign currency exchange rate movements. Foreign currency exposures arise from transactions, including firm commitments and anticipated transactions, denominated in a currency other than an entity's functional currency and from foreign denominated revenues and profits translated back into U.S. dollars. The primary currencies to which the Company has exposures are the German mark, British pound, Dutch guilder and other European currencies; the Canadian dollar; the Mexican peso; the Japanese yen; the Singapore dollar; and, the Australian dollar.

     Exposures are hedged primarily with foreign currency forward contracts that generally have maturity dates less than one year. Company policy allows foreign currency coverage only for identifiable foreign currency exposures and, therefore, the Company does not enter into foreign currency contracts for trading purposes where the objective is to generate profits. The potential loss in fair value at December 31, 1998, based on year-end positions of outstanding foreign currency contracts resulting from a hypothetical 10% adverse change in all foreign currency exchange rates would not be material. The potential loss would exclude hedges of existing balance sheet exposures. The losses in these contracts would be offset by exchange gains in the underlying net monetary exposures for which the contracts are designated as hedges.

     The Company generally views its investments in foreign subsidiaries from a long-term perspective and, therefore, does not generally hedge these investments. The Company uses capital structuring techniques to manage its investment in foreign subsidiaries as deemed necessary. The Company's net investment in foreign subsidiaries and affiliates, translated into U.S. dollars using year-end exchange rates, was $106.4 million at December 31,1998. A potential loss in value of the Company's net investment in foreign subsidiaries resulting from a hypothetical 10% adverse change in quoted foreign exchange rates at the end of 1998 would approximate $10.6 million.




                                                    FLOWSERVE 1998 ANNUAL REPORT
18

EURO CONVERSION

On January 1, 1999, 11 European Union member states (Germany, France, the Netherlands, Austria, Italy, Spain, Finland, Ireland, Belgium, Portugal and Luxembourg) adopted the Euro as their common national currency. Until January 1, 2002, either the Euro or a participating country's national currency will be accepted as legal tender. Beginning on January 1, 2002, Euro-denominated bills and coins will be issued, and by July 1, 2002, only the Euro will be accepted as legal tender. The Company does not expect future balance sheets, statements of earnings or statements of cash flows to be materially impacted by the Euro conversion.

YEAR 2000 COSTS

The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer systems that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in normal business activities.

     The Company has assessed how it might be impacted by the Year 2000 issue and has formulated and commenced implementation of a comprehensive plan to address all known aspects of the issue.

     The Company's plan encompasses its information systems and production and other equipment that utilize date or time-oriented software or computer chips, products, vendors and customers. The plan is being carried out in four phases:
1) assessment and plan development; 2) remediation; 3) testing; and, 4) implementation. The Company's plan includes the use of independent experts as considered necessary. The Company has engaged independent experts to evaluate its Year 2000 plan and to assist in related issue identification, assessment, remediation and testing efforts.

     With regard to information systems, production, and other equipment and products, the Company is 100 percent complete with the assessment and plan development phase. Planned remediation efforts are approximately 80 percent complete. Testing is about 65 percent complete and implementation is about 50 percent complete. The Company expects that efforts in these areas will be substantially complete by July 1999.

     The Company also is working with its vendors and customers to ensure Year 2000 compliance throughout its supply chain. The Company developed a questionnaire that is used to survey vendors regarding compliance. In addition, the Company has prepared a standard letter outlining the importance of, and commitment to, resolving the Year 2000 issue in a timely manner, and this letter is used to respond to inquiries from customers. Although the review is continuing, the Company is not currently aware of any vendor or customer circumstances that may have a material adverse impact on the Company. The Company will seek alternative suppliers where circumstances warrant. The Company can provide no assurance that Year 2000 compliance plans will be successfully completed by suppliers and customers in a timely manner.

     The Company's preliminary estimate of the total cost for Year 2000 compliance is approximately $7.0 million, of which approximately $5.6 million had been incurred through December 31, 1998. Virtually all of the amounts spent to date relate to the cost to repair or replace software and associated hardware. The Company's cost estimates include the amount specifically related to remedying Year 2000 issues, as well as costs for improved systems that are Year 2000 compliant and would have been acquired in the ordinary course of business, but whose acquisition has been accelerated to ensure compliance by the Year 2000.

     Incremental spending in addition to the $7.0 million has not been, and is not expected to be, material because most Year 2000 compliance costs include items that are part of the standard procurement and maintenance of the Company's information systems and production and facilities equipment. Other non-Year 2000 efforts have not been materially delayed or impacted by the Company's Year 2000 initiatives.

     The Company has begun, but has not yet completed, a comprehensive analysis of the operational problems and costs (including loss of revenues) that would be likely to result from the failure by the Company and certain third parties to complete efforts necessary to achieve Year 2000 compliance on a timely basis. A contingency plan has not been developed for dealing with the most likely worst-case scenario, as such a scenario has not yet been clearly identified. The Company plans to complete such analysis and contingency planning by April 1999.

     The Company believes that the Year 2000 issue will not pose significant operational problems for the Company. However, if all Year 2000 issues are not properly identified, or assessment, remediation and testing are not completed in a timely manner with respect to problems that are identified, there can be no assurance that the Year 2000 issue will not have a material adverse impact on the Company's results of operations or relationships with customers, vendors or others. Additionally, there can be no assurance that the Year 2000 issues of other entities will not have a material adverse impact on the Company's systems or results of operations.



FLOWSERVE 1998 ANNUAL REPORT

ACCOUNTING DEVELOPMENTS

In 1998, the Company adopted Statement of Financial Accounting Standards, (SFAS) No. 130, "Reporting Comprehensive Income"; SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information"; and SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS No. 130 established standards for the presentation and display of comprehensive income. SFAS No. 131 required public enterprises to disclose information about their reporting segments consistent with the way management operates the business. SFAS No. 132 consolidated the disclosures about pensions, settlement and curtailment of pension plans and retirement benefits other than pensions into a single set of requirements. In addition, the Company adopted EITF 97-14, "Accounting for Defined Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested."

     In 1998, the Financial Accounting Standards Board also issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This standard is effective for fiscal periods beginning after June 15, 1999. It establishes accounting and reporting standards for derivative instruments and hedging activities and is not expected to materially impact Flowserve's reported financial position, results of operations or cash flows.

FORWARD-LOOKING INFORMATION IS SUBJECT TO RISK AND UNCERTAINTY

This 1998 Annual Report, including Management's Discussion and Analysis and the Letter to Shareholders, contains various forward-looking statements and includes assumptions about Flowserve's future market conditions, operations and results. These statements are based on current expectations and are subject to significant risks and uncertainties. They are made pursuant to safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Among the many factors that could cause actual results to differ materially from the forward-looking statements are: further changes in the already competitive environment for the Company's products or competitors' responses to Flowserve's strategies; political risks or trade embargoes affecting important country markets; the health of the petroleum, chemical and power industries; economic turmoil in areas outside the United States; continued economic growth within the United States; unanticipated difficulties or costs or reduction in benefits associated with the implementation of the Company's "Flowserver" business process improvement initiative, including software; the impact of the "Year 2000" computer issue; and the recognition of significant expenses associated with adjustments to realign the combined Company's facilities and other capabilities with its strategic and business conditions. The Company undertakes no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise.



                                                    FLOWSERVE 1998 ANNUAL REPORT
20

CONSOLIDATED STATEMENTS OF INCOME

                                                                                   Year ended December 31,
                                                                        ---------------------------------------------
(Amounts in thousands, except per share data)                              1998             1997             1996
                                                                        -----------      -----------      -----------
Sales                                                                   $ 1,083,086      $ 1,152,196      $ 1,097,645
Cost of sales                                                               667,753          703,319          668,718
                                                                        -----------      -----------      -----------
Gross profit                                                                415,333          448,877          428,927
   Selling and administrative expense                                       265,556          285,890          283,360
   Research, engineering and development expense                             26,372           26,893           24,522
   Restructuring and merger transaction expenses                                 --           44,531            5,778
   Merger integration expense                                                38,326            6,982               --
                                                                        -----------      -----------      -----------
Operating income                                                             85,079           84,581          115,267
   Interest expense                                                          13,175           13,275           12,144
   Other income, net                                                         (1,253)          (7,107)          (5,228)
   Gain on sale of subsidiary                                                    --          (11,376)              --
                                                                        -----------      -----------      -----------
Earnings before income taxes                                                 73,157           89,789          108,351
Provision for income taxes                                                   25,502           38,223           37,254
                                                                        -----------      -----------      -----------
Earnings before cumulative effect of change in accounting principle          47,655           51,566           71,097
Cumulative effect of change in accounting principle, net                     (1,220)              --               --
                                                                        -----------      -----------      -----------
Net earnings                                                            $    48,875      $    51,566      $    71,097
                                                                        ===========      ===========      ===========
Earnings per share (diluted and basic)
   Before cumulative effect of change in accounting principle           $      1.20      $      1.26      $      1.72
   Cumulative effect of change in accounting principle, net                     .03               --               --
                                                                        -----------      -----------      -----------
Net earnings per share                                                  $      1.23      $      1.26      $      1.72
                                                                        ===========      ===========      ===========

Average shares outstanding                                                   39,898           40,896           41,363

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                      Year ended December 31,
                                                  -------------------------------
(Amounts in thousands)                             1998        1997        1996
                                                  -------     -------     -------
Net earnings                                      $48,875     $51,566     $71,097
Other comprehensive expense
   Foreign currency translation adjustments         9,861      24,002       8,918
   Nonqualified pension plan adjustment                --          --         229
                                                  -------     -------     -------
Other comprehensive expense                         9,861      24,002       9,147
                                                  -------     -------     -------
Comprehensive income                              $39,014     $27,564     $61,950
                                                  =======     =======     =======


See accompanying notes to consolidated financial statements.





FLOWSERVE 1998 ANNUAL REPORT

CONSOLIDATED BALANCE SHEETS

                                                                       December 31,
                                                                 ------------------------
(Amounts in thousands, except per share data)                       1998           1997
                                                                 ---------      ---------
ASSETS
Current assets
   Cash and cash equivalents                                     $  24,928      $  58,602
   Accounts receivable, net                                        234,191        234,437
   Inventories                                                     199,286        184,944
   Prepaids and other current assets                                28,885         36,681
                                                                 ---------      ---------
     Total current assets                                          487,290        514,664
Property, plant and equipment, net                                 209,032        209,509
Intangible assets, net                                              91,384         79,748
Other assets                                                        82,491         76,104
                                                                 ---------      ---------
Total assets                                                     $ 870,197      $ 880,025
                                                                 =========      =========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
   Accounts payable                                              $  76,745      $  68,241
   Notes payable                                                     3,488          5,644
   Income taxes                                                     17,472         15,548
   Accrued liabilities                                             107,028        128,802
   Long-term debt due within one year                               14,393         12,209
                                                                 ---------      ---------
   Total current liabilities                                       219,126        230,444
Long-term debt due after one year                                  186,292        128,936
Post-retirement benefits and deferred items                        120,015        125,372
Commitments and contingencies
Shareholders' equity
   Serial preferred stock, $1.00 par value, no shares issued            --             --
   Common shares, $1.25 par value
   Shares authorized - 120,000
   Shares issued and outstanding - 41,484                           51,856         51,856
   Capital in excess of par value                                   70,698         70,655
   Retained earnings                                               353,249        326,681
                                                                 ---------      ---------
                                                                   475,803        449,192
   Treasury stock, at cost - 3,817 and 881 shares                  (90,404)       (23,145)
   Accumulated other comprehensive expense                         (40,635)       (30,774)
                                                                 ---------      ---------
   Total shareholders' equity                                      344,764        395,273
                                                                 ---------      ---------
Total liabilities and shareholders' equity                       $ 870,197      $ 880,025
                                                                 =========      =========


See accompanying notes to consolidated financial statements.


                                                    FLOWSERVE 1998 ANNUAL REPORT
22

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                         1998                          1997                         1996
                                               ------------------------------------------------------------------------------------
(Amounts in thousands)                          Shares         Amount         Shares         Amount         Shares         Amount
                                               ---------      ---------      ---------      ---------      ---------      ---------
Common shares
   Beginning balance - January 1                  41,484      $  51,856         41,482      $  51,854         41,320      $  51,650
   Stock activity under stock plans                   --             --              2              2            162            204
                                               ---------      ---------      ---------      ---------      ---------      ---------
   Ending balance - December 31                   41,484      $  51,856         41,484      $  51,856         41,482      $  51,854
                                               ---------      ---------      ---------      ---------      ---------      ---------

Capital in excess of par value
   Beginning balance - January 1                              $  70,655                     $  72,434                     $  70,669
   Stock activity under stock plans                                  43                        (1,779)                        1,765
                                               ---------      ---------      ---------      ---------      ---------      ---------
   Ending balance - December 31                               $  70,698                     $  70,655                     $  72,434
                                               ---------      ---------      ---------      ---------      ---------      ---------

Retained earnings
   Beginning balance - January 1                              $ 326,681                     $ 298,563                     $ 250,762
   Stock activity under stock plans                                  --                             3                            --
   Net earnings                                                  48,875                        51,566                        71,097
   Cash dividends declared                                      (22,307)                      (23,451)                      (23,296)
                                               ---------      ---------      ---------      ---------      ---------      ---------
   Ending balance - December 31                               $ 353,249                     $ 326,681                     $ 298,563
                                               ---------      ---------      ---------      ---------      ---------      ---------

Treasury stock
   Beginning balance - January 1                    (881)     $ (23,145)        (1,081)     $ (27,455)            (8)     $    (210)
   Stock activity under stock plans                  184          4,782            200          4,310             --             --
   Treasury stock repurchases                     (2,841)       (64,508)            --             --         (1,073)       (27,245)
   Rabbi Trust adjustment                           (279)        (7,533)            --             --             --             --
                                               ---------      ---------      ---------      ---------      ---------      ---------
   Ending balance - December 31                   (3,817)     $ (90,404)          (881)     $ (23,145)        (1,081)     $ (27,455)
                                               ---------      ---------      ---------      ---------      ---------      ---------

Accumulated other comprehensive expense
   Beginning balance - January 1                              $ (30,774)                    $  (6,772)                    $   2,375
   Foreign currency translation adjustment                       (9,861)                      (24,002)                       (8,918)
   Nonqualified pension plan adjustment                              --                            --                          (229)
                                               ---------      ---------      ---------      ---------      ---------      ---------
   Ending balance - December 31                               $ (40,635)                    $ (30,774)                    $  (6,772)
                                               ---------      ---------      ---------      ---------      ---------      ---------

Total Shareholders' Equity
   Beginning balance - January 1                  40,603      $ 395,273         40,401      $ 388,624         41,312      $ 375,246
   Net changes in shareholders' equity            (2,936)       (50,509)           202          6,649           (911)        13,378
                                               ---------      ---------      ---------      ---------      ---------      ---------
   Ending balance - December 31                   37,667      $ 344,764         40,603      $ 395,273         40,401      $ 388,624
                                               =========      =========      =========      =========      =========      =========


See accompanying notes to consolidated financial statements.


FLOWSERVE 1998 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                   Year ended December 31,
                                                                                          ------------------------------------
(Amounts in thousands)                                                                      1998          1997          1996
                                                                                          --------      --------      --------
Cash flows - Operating activities:
  Net earnings                                                                            $ 48,875      $ 51,566      $ 71,097
  Adjustments to reconcile net earnings to net cash provided by operating activities:
    Depreciation                                                                            35,110        35,277        33,452
    Amortization                                                                             4,189         3,656         3,213
    Gain on sale of subsidiary, net of income taxes                                             --        (7,417)           --
    Loss on the sale of fixed assets                                                            57            33           551
    Cumulative effect of change in accounting principle                                     (1,220)           --            --
    Change in assets and liabilities, net of effects of acquisitions and dispositions:
      Accounts receivable                                                                    3,015       (18,401)       (8,645)
      Inventories                                                                          (11,507)       (9,943)       (1,565)
      Prepaid expenses                                                                       8,718       (10,287)       (1,014)
      Other assets                                                                         (11,066)      (13,232)          103
      Accounts payable                                                                       5,654         1,574        (7,239)
      Accrued liabilities                                                                  (25,848)       48,806        (5,677)
      Income taxes                                                                           1,051        (2,005)          147
      Post-retirement benefits and deferred items                                           (3,709)       13,195         5,855
      Net deferred taxes                                                                     1,033        (1,477)        1,901
      Other                                                                                   (248)       (1,342)       (3,824)
                                                                                          --------      --------      --------
Net cash provided by operating activities                                                   54,104        90,003        88,355
                                                                                          --------      --------      --------
Cash flows - Investing activities:
  Capital expenditures, net of disposals                                                   (38,249)      (39,560)      (35,691)
  Payments for acquisitions, net of cash acquired                                          (19,951)      (10,461)      (13,240)
  Proceeds from sale of subsidiary                                                              --        18,793            --
  Other                                                                                       (427)        1,777          (258)
                                                                                          --------      --------      --------
Net cash flows used by investing activities                                                (58,627)      (29,451)      (49,189)
                                                                                          --------      --------      --------
Cash flows - Financing activities:
  Net repayments under lines of credit                                                      (2,314)          576       (12,720)
  Payments on long-term debt                                                               (20,212)      (15,760)          (71)
  Proceeds from long-term debt                                                              76,950           929        36,296
  Repurchase of common stock                                                               (64,508)           --       (27,838)
  Proceeds from issuance of common stock                                                     4,764         2,584         2,467
  Dividends paid                                                                           (22,307)      (26,121)      (23,296)
                                                                                          --------      --------      --------
Net cash flows used by financing activities                                                (27,627)      (37,792)      (25,162)
                                                                                          --------      --------      --------
Effect of exchange rate changes                                                             (1,524)       (3,091)       (3,667)
                                                                                          --------      --------      --------
Net change in cash and cash equivalents                                                    (33,674)       19,669        10,337
Cash and cash equivalents at beginning of year                                              58,602        38,933        28,596
                                                                                          --------      --------      --------
Cash and cash equivalents at end of year                                                  $ 24,928      $ 58,602      $ 38,933
                                                                                          ========      ========      ========

Taxes paid                                                                                $ 23,579      $ 27,636      $ 31,493
Interest paid                                                                             $ 11,190      $ 13,420      $ 12,269


See accompanying notes to consolidated financial statements.


                                                    FLOWSERVE 1998 ANNUAL REPORT
24

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands, except per share data)

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly and majority-owned subsidiaries. Intercompany profits, transactions and balances have been eliminated. Investments in unconsolidated affiliated companies, which represent all nonmajority ownership interests, are carried on the equity basis, which approximates the Company's equity interest in their underlying net book value.

USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

BASIS OF COMPARISON

Certain amounts in 1997 and 1996 have been reclassified to conform with the 1998 presentation.

BUSINESS COMBINATIONS

Business combinations accounted for under the pooling of interests method of accounting combine the assets, liabilities and shareholders' equity of the acquired entity with the Company's respective accounts at recorded values. Prior-period financial statements have been restated to give effect to the transactions as if they had occurred at the beginning of all periods presented.

     Business combinations accounted for under the purchase method of accounting include the results of operations of the acquired business from the date of acquisition. Net assets of the companies acquired are recorded at their fair value to the Company at the date of acquisition and any excess of purchase price over fair value is recorded as goodwill.

REVENUE RECOGNITION

Revenues and costs are generally recognized as units are shipped. Revenue for certain longer-term contracts is recognized based on the percentage of completion. Progress billings are generally shown as a reduction of inventory unless such billings are in excess of accumulated costs, in which case such balances are included in accrued liabilities.

SHORT-TERM INVESTMENTS AND CREDIT RISK

The Company places its temporary cash investments with financial institutions and, by policy, limits the amount of credit exposure to any one financial institution. These investments, with an original maturity of three months or less when purchased, are classified as cash equivalents. They are highly liquid with principal values not subject to significant risk of change due to interest rate fluctuations. Credit risk related to accounts receivable is also limited due to the large number of customers in the Company's customer base, the Company's diverse product line and the dispersion of the Company's customers across many geographic regions. As of December 31, 1998, the Company does not believe that it had significant concentrations of credit risk.

ACCOUNTS RECEIVABLE

Accounts receivable are stated net of the allowance for doubtful accounts of $4,533 and $5,059 at December 31, 1998 and 1997, respectively.

INVENTORIES

Inventories are stated at lower of cost or market. Cost is determined for certain inventories by the last-in, first-out (LIFO) method and for other inventories by the first-in, first-out (FIFO) method.

PROPERTY, PLANT AND EQUIPMENT, AND DEPRECIATION

Property, plant and equipment are stated on the basis of cost. Depreciation is computed by the straight-line method based on the estimated useful lives of the depreciable assets for financial statement purposes and by accelerated methods for income tax purposes. The estimated useful lives of the assets are:

Buildings, improvements, furniture and fixtures         5 to 35 years
Machinery and equipment                                 3 to 12 years
Capital leases                                          5 to 25 years

INTANGIBLES

The excess cost over the fair value of net assets acquired (goodwill) is amortized on a straight-line basis over 15 to 40 years. The carrying value of goodwill is reviewed as the facts and circumstances suggest that it may be impaired. If this review indicates that goodwill will not be recoverable, as determined based on the undiscounted cash flows of the entity acquired over the remaining amortization period, the Company's carrying value of the goodwill will be adjusted accordingly. Intangibles are stated net of accumulated amortization of $6,426 and $5,266 as of December 31, 1998 and 1997, respectively.


FLOWSERVE 1998 ANNUAL REPORT

HEDGING/FORWARD CONTRACTS

The Company is party to forward contracts for purposes of hedging certain transactions denominated in foreign currencies. The Company has a risk-management and derivatives policy statement outlining the conditions in which the Company can enter into hedging or forward transactions. Gains and losses on forward contracts qualifying as hedges are deferred and included in the measurement of the related foreign currency transaction. Gains and losses on hedges of existing assets or liabilities are included in the carrying amounts of those assets or liabilities and are ultimately recognized in income as part of those carrying amounts. Gains and losses related to hedges of anticipated transactions are recognized in income as the transactions occur. The Company is exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments, but it expects all counterparties to meet their obligations given their high credit ratings. As of December 31, 1998, the Company had no significant outstanding hedges or forward contracts with third parties. The carrying amounts of the financial instruments (primarily accounts receivable and long-term debt), approximate fair value as defined under Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures about Fair Value of Financial Instruments." Fair value is estimated by reference to quoted prices by financial institutions.

FOREIGN CURRENCY TRANSLATION

Assets and liabilities of the Company's foreign affiliates, other than those located in highly inflationary countries, are translated at current exchange rates, while income and expenses are translated at average rates for the period. For entities in highly inflationary countries, a combination of current and historical rates is used to determine currency gains and losses resulting from financial-statement translation and those resulting from transactions. Translation gains and losses are reported as a component of shareholders' equity, except for those associated with highly inflationary countries, which are reported directly in the consolidated statements of income.

ACCOUNTING DEVELOPMENTS

In 1998, the Company adopted Statement of Financial Accounting Standards, (SFAS) No. 130, "Reporting Comprehensive Income"; SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information"; and SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS No. 130 established standards for the presentation and display of comprehensive income. SFAS No. 131 required public enterprises to disclose information about their reporting segments consistent with the way management operates the business. SFAS No. 132 consolidated the disclosures about pensions, settlement and curtailment of pension plans and retirement benefits other than pensions into a single set of requirements. In addition, the Company adopted EITF 97-14, "Accounting for Defined Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested."

     In 1998, the Financial Accounting Standards Board also issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This standard is effective for fiscal periods beginning after June 15, 1999. It establishes accounting and reporting standards for derivative instruments and hedging activities and is not expected to materially impact Flowserve's reported financial position, results of operations or cash flows.

EARNINGS PER SHARE

In 1997, the Company adopted SFAS No. 128, "Earnings Per Share," that established standards for computing and presenting earnings per share. SFAS 128 requires dual presentation of basic and diluted earnings per share on the face of the income statement and requires a reconciliation of the numerator and denominator of the basic earnings per share computation to the numerator and denominator of the diluted earnings per share computation. The Company's potentially dilutive common stock equivalents have been immaterial for all periods presented. Accordingly, basic earnings per share is equal to diluted earnings per share and is presented on the same line for income statement presentation.

INCOME TAXES

The Company accounts for income taxes under the asset and liability method in accordance with SFAS No. 109, "Accounting for Income Taxes." This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

STOCK-BASED COMPENSATION

The Company follows Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25), and related interpretations in accounting for its employee stock options. Under APB No. 25, no compensation expense is recorded if the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant. Accordingly, the Company has no compensation expense recorded.



                                                    FLOWSERVE 1998 ANNUAL REPORT
26

NOTE 2: MERGER

On July 22, 1997, shareholders of Durco International Inc. (Durco) and BW/IP, Inc. (BW/IP) voted to approve a merger of the companies in a stock-for-stock merger of equals that was accounted for as a pooling of interests transaction (the merger). As part of the merger agreement, the Company changed its name from Durco to Flowserve Corporation. The Company issued approximately 16,914,000 shares of common stock in connection with the merger. BW/IP shareholders received 0.6968 shares of the Company's common stock for each previously owned share of BW/IP stock.

     The consolidated financial statements, including the accompanying notes thereto, have been restated for all periods prior to the merger to include the financial position, results of operations, and cash flows of BW/IP and Durco as if the merger had occurred at the beginning of all periods presented.

     In connection with the merger, the Company recorded a one-time charge of $11,900 for merger-related expenses in 1997. These expenses included severance and other expenses triggered by the merger and investment banking fees, legal fees and other costs related to the merger, which were primarily nondeductible for tax purposes.

     In 1997, the Company developed a merger integration program that includes facility rationalizations in North America and Europe, organizational realignments at the corporate and division levels, procurement initiatives, investments in training and support for the service operations. In the fourth quarter of 1997, the Company recognized a one-time restructuring charge of $32,600 related to this program. Other nonrecurring expenses related to the merger (merger integration expense) were incurred in 1998 and 1997 in order to achieve the planned synergies. These expenses of $38,300 in 1998 and $7,000 in 1997 were principally for costs for consultants, relocation and training. In 1998, the Company also spent $11,000 in capital expenditures related to this program.

     Merger-related transactions were:

Year ended December 31,                                     1998          1997
                                                           -------       -------
Integration expense                                        $38,300       $ 7,000
Restructuring expense                                           --        32,600
Transaction expense                                             --        11,900
Capital expenditures                                        11,000            --

     Through December 31, 1998, the Company paid severance relating to approximately 275 employees.

     Expenditures charged to the restructuring reserve were:

                                                  Other Exit
                                  Severance          Costs            Total
                                 -----------      -----------      -----------
Balance at October 27, 1997      $    22,400      $    10,200      $    32,600
Cash expenditures                     (3,400)            (500)          (3,900)
Noncash expenditures                      --           (1,200)          (1,200)
                                 -----------      -----------      -----------
Balance at December 31, 1997          19,000            8,500           27,500
Cash expenditures                    (16,300)          (3,100)         (19,400)
Noncash expenditures                      --           (5,400)          (5,400)
                                 -----------      -----------      -----------
Balance at December 31, 1998     $     2,700      $        --      $     2,700
                                 ===========      ===========      ===========

     In July 1998, the Company's Board of Directors approved an $18 million expenditure for the first phase of "Flowserver." This business process improvement program has costs and benefits incremental to the initial merger integration program. Flowserver includes the standardization of the Company's processes and the implementation of a global information system to facilitate common best practices. The investment in this business process improvement initiative is expected to approximate $120 million over a four-year period. Approximately half of the costs associated with this program are expected to be capitalized, with the balance expensed.

     In 1998, the Company incurred costs associated with this project of $5.1 million recorded as merger integration expense and $1.5 million as capital expenditures.

NOTE 3: ACQUISITIONS AND DISPOSITIONS

In July 1998, the Company purchased certain assets and liabilities of the Valtek Engineering Division of Allen Power Engineering, Limited, from Rolls-Royce plc. The Valtek Engineering Division was the British licensee for many of Flowserve's control valve products, with exclusive territorial rights for portions of Europe, the Middle East and Africa since 1971.

     In September 1998, the Company acquired the remaining 49% ownership interest in Durametallic Asia Pte. Ltd., a fluid sealing manufacturer in Singapore, from its joint-venture partner. Also in 1998, the Company acquired the outstanding shares of ARS Lokeren NV, a Belgian company, and ZAR Beheer BV, a Dutch company, which specialize in the service and repair of industrial valves, with service and repair facilities near Rotterdam, the Netherlands, and Ghent and Antwerp, Belgium.



FLOWSERVE 1998 ANNUAL REPORT

     In 1997, the Company purchased the 49% remaining shares of its joint venture in Argentina, Byron Jackson Argentina I.C.S.A., and purchased the engineered pump business of Stork Pompen, B.V. In 1996, the Company acquired certain assets and liabilities of Anchor/Darling Valves.

     The Company sold its wholly owned subsidiary, Metal Fab Machine Corporation, for $18,793 in December 1997, and realized a pretax gain of $11,376. In addition, in 1997, the Company sold its Filtration Systems Division.

NOTE 4: STOCK PLANS

The Company maintains a shareholder-approved stock option plan, which provides for the grant of 1,500,000 options to purchase shares of the Company's common stock. At December 31, 1998, approximately 439,000 options were available for grant. Options have been granted to officers and employees to purchase shares of common stock at a price equal to fair market value at the date of grant. Generally, these options, whether granted from the current or prior plans, become exercisable over staggered periods, but may not be exercised after 10 years from the date of the grant. The aggregate number of shares exercisable was 1,703,171 at December 31, 1998; 1,707,677 at December 31, 1997; and 915,509 at
December 31, 1996.

     Stock options issued to officers and other employees were:

                                                 1998                            1997                           1996
                                       ----------------------------------------------------------------------------------------
                                                       WEIGHTED                       Weighted                        Weighted
                                                        AVERAGE                        Average                         Average
                                                       EXERCISE                        Exercise                       Exercise
                                        SHARES           PRICE          Shares          Price          Shares           Price
                                       ----------      ----------     ----------      ----------     ----------      ----------
Number of shares under option:
  Outstanding at beginning of year      2,246,557      $    25.05      1,842,239      $    22.83      1,558,119      $    20.98
  Granted                                 794,240           18.50        690,270           26.53        433,591           24.85
  Exercised                              (167,867)          20.32       (285,952)          14.30       (149,471)           9.37
  Cancelled                               (41,316)          25.80             --              --             --              --
                                       ----------      ----------     ----------      ----------     ----------      ----------
  Outstanding at end of year            2,831,614      $    23.49      2,246,557      $    25.05      1,842,239      $    22.83
                                       ==========      ==========     ==========      ==========     ==========      ==========

     The weighted average contractual life of options outstanding is 8.6 years. Additional information relating to the range of options outstanding at December 31, 1998, is as follows:

                                        Options Outstanding                           Options Exercisable
                          ----------------------------------------------------------------------------------------
                           Weighted
                            Average                           Weighted                                Weighted
                           Remaining                           Average                Number           Average
Range of Exercise Prices   Contractual         Number       Exercise Price       Exercisable at     Exercise Price
Per Share                     Life           Outstanding      Per Share         December 31, 1998     Per Share
------------------------------------------------------------------------------------------------------------------
$ 5.95 - $11.76               2.4                  49,205      $ 8.57                 49,205           $ 8.57
$11.76 - $27.44               7.3               2,001,860      $20.76              1,103,757           $21.99
$27.44 - $39.20               6.5                 780,549      $31.43                550,209           $32.05
                                                ---------                          ---------
                                                2,831,614                          1,703,171
                                                =========                          =========




                                                    FLOWSERVE 1998 ANNUAL REPORT
28

     Pro forma information regarding net earnings and earnings per share is required by SFAS No. 123, which also requires that the information be determined as if the Company had accounted for its stock options granted subsequent to December 31, 1994, under the fair value method of that Statement. The "fair value" for these options at the date of grant was estimated using a binomial option pricing model (a modified Black-Scholes model). The assumptions used in this valuation are as follows:

Year ended December 31,                      1998          1997          1996
                                           --------      --------      --------
Risk-free interest rate                         5.6%          5.5%          6.2%
Dividend yield                                  3.3%          2.0%          2.1%
Stock volatility                               34.1%         35.5%         36.6%
Average expected life (years)                   8.6           8.1           6.7

     The options granted had a weighted average "fair value" per share on date of grant of $6.14 in 1998, $10.69 in 1997 and $10.42 in 1996. For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options vesting periods. The Company's pro forma information is as follows:

Year ended December 31,                    1998           1997           1996
                                        ----------     ----------     ----------
Net earnings
   As reported                          $   48,875     $   51,566     $   71,097
   Pro forma                                47,030         48,224         69,156
Earnings per share
   (diluted and basic)
   As reported                          $     1.23     $     1.26     $     1.72
   Pro forma                                  1.18           1.18           1.67

     Because the determination of the fair value of all options granted includes an expected volatility factor and because additional option grants are expected to be made each year, the above pro forma disclosures are not representative of pro forma effects for future years.

     The restricted stock plan approved by shareholders in 1998 authorized the grant of up to 800,000 shares of the Company's common stock. The 1989 restricted stock plan, which expired following the 1998 annual meeting of shareholders, authorized the grant of up to 337,500 shares of the Company's common stock. In general, the shares cannot be transferred for a period of at least one but not more than 10 years and are subject to forfeiture during the restriction period. The fair value of the shares is amortized to compensation expense over the periods in which the restrictions lapse. Restricted stock grants were 10,165 shares in 1998, 21,700 shares in 1997 and 29,900 shares in 1996. The weighted average fair value of the restricted stock grants at date of grant was $24.07 in 1998, $27.73 in 1997 and $25.84 in 1996. Total compensation expense recognized in the income statement for all stock-based awards was $485 in 1998, $510 in 1997 and $584 in 1996.

NOTE 5: DETAILS OF CERTAIN CONSOLIDATED BALANCE SHEET CAPTIONS

INVENTORIES

Inventories and the method of determining cost were:

December 31,                                         1998              1997
                                                   ---------         ---------
Raw materials                                      $  26,088         $  18,082
Work in process and finished goods                   226,843           216,377
Less: Progress billings                              (15,024)          (10,903)
                                                   ---------         ---------
                                                     237,907           223,556
LIFO reserve                                         (38,621)          (38,612)
                                                   ---------         ---------
Net inventory                                      $ 199,286         $ 184,944
                                                   =========         =========
Percent of inventory accounted
  for by LIFO                                             61%               43%
Percent of inventory accounted
  for by FIFO                                             39%               57%

     The percentage of inventory accounted for by the last-in first-out (LIFO) method increased in 1998 as the U.S. operations of the former BW/IP changed its method of accounting for inventories to LIFO during the year. Because the December 31, 1997, BW/IP inventory valued at FIFO is the opening LIFO inventory, there is neither a cumulative effect to January 1, 1998, nor pro forma amounts of retroactively applying the change to LIFO. The effect of the change in 1998 was not significant.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment were:

December 31,                                           1998              1997
                                                    ---------         ---------
Land                                                $  17,856         $  18,703
Buildings, improvements,
    furniture and fixtures                            179,588           151,004
Machinery, equipment,
    capital leases and construction
    in progress                                       290,730           291,559
                                                    ---------         ---------
                                                      488,174           461,266
Less: Accumulated depreciation                       (279,142)         (251,757)
                                                    ---------         ---------
Net property, plant and equipment                   $ 209,032         $ 209,509
                                                    =========         =========



FLOWSERVE 1998 ANNUAL REPORT

OTHER ASSETS

Other assets were:

December 31,                                                 1998         1997
                                                           --------     --------
Pension assets                                             $ 11,461     $  8,695
Deferred tax assets                                          22,098       25,903
Deferred compensation funding                                10,408        9,299
Investments in unconsolidated affiliates                      5,331        3,844
Patents and other intangibles                                 8,491        4,431
Long-term notes receivable                                    2,914        3,363
Other                                                        21,788       20,569
                                                           --------     --------
Total                                                      $ 82,491     $ 76,104
                                                           ========     ========

ACCRUED LIABILITIES

Accrued liabilities were:

December 31,                                                 1998         1997
                                                           --------     --------
Wages and other compensation                               $ 62,249     $ 66,208
Accrued restructuring, current portion                        2,730       18,048
Accrued commissions and royalties                             7,494        3,386
Other                                                        34,555       41,160
                                                           --------     --------
Total                                                      $107,028     $128,802
                                                           ========     ========

POST-RETIREMENT BENEFITS AND DEFERRED ITEMS

Post-retirement benefits and deferred items were:

December 31,                                                 1998         1997
                                                           --------     --------
Post-retirement benefits                                   $ 64,311     $ 65,028
Deferred compensation                                        13,231        8,246
Deferred taxes                                               16,977       15,946
Other                                                        25,496       36,152
                                                           --------     --------
Total                                                      $120,015     $125,372
                                                           ========     ========

NOTE 6: DEBT AND LEASE OBLIGATIONS

Long-term debt, including capital lease obligations, consisted of:

December 31,                                             1998             1997
                                                       --------         --------
Senior Notes, interest of
  7.14% to 7.92%                                       $ 58,333         $ 66,667
Revolving credit agreement,
  interest at 5.5% in 1998 and
  7.04% in 1997                                         124,000           50,000
Loan, due annually through 2002,
  interest at 8.94%                                      12,321           14,438
Floating rate revolving notes                                --            5,952
Credit agreements, average interest
  rate 6.2% in 1998 and
  6.0% in 1997                                            2,935              678
Capital lease obligations and other                       3,096            3,410
                                                       --------         --------
                                                        200,685          141,145
Less amounts due within one year                         14,393           12,209
                                                       --------         --------
Total long-term debt                                   $186,292         $128,936
                                                       ========         ========

     Maturities of long-term debt, including capital lease obligations, for the next five years are:

1999                                                                    $ 14,393
2000                                                                       3,125
2001                                                                       3,125
2002                                                                       8,946
2003                                                                      10,000
Thereafter                                                               161,096
                                                                        --------
Total                                                                   $200,685
                                                                        ========

     In 1997, the Company entered into a $150,000 revolving credit agreement with the option to increase borrowings up to $200,000. As of December 31, 1998, $124,000 was outstanding. The Company has an interest-rate swap that fixes $50,000 usage of the revolving credit facility at 6.74%.

     In connection with a German acquisition, the Company converted a deutsche-mark obligation through a currency swap agreement against its U.S. dollar private placement to fund the acquisition. The effective rate on the loan swap was 8.94%. The maturity and repayment terms of the swap match precisely the maturity and repayment term of the underlying debt.



                                                    FLOWSERVE 1998 ANNUAL REPORT
30

     In 1992, the Company issued $50,000 Senior Notes requiring annual payments of $8,333 through 1999, bearing interest at 7.92%, of which $8,333 was outstanding at December 31, 1998. In 1996, the Company issued $30,000 Senior Notes requiring annual principal payments of $6,000 commencing in 2002, bearing interest of 7.14%. In 1997, the Company issued $20,000 in Senior Notes, bearing interest of 7.17% with principal payments of $4,000 due annually, commencing in 2003.

     The provisions of the credit agreements require the Company to meet or exceed specified financial covenants that are defined in the agreements. The agreements also contain limitations or restrictions relating to new indebtedness and liens, disposition of assets and payment of dividends or other distributions. All such covenants were met in each of the years presented. The most restrictive of these include a debt-to-capital ratio and a minimum tangible net worth requirement.

     As of December 31, 1998, the Company had $9,897 of contingent obligations relating to bank guarantees and performance bonds outstanding.

     At December 31, 1998 and 1997, the Company had short-term credit facilities available from banks under which it could borrow at local market rates up to $58,500 and $61,521, respectively. These facilities are presented as notes payable on the Company's consolidated balance sheets. Under these facilities, the Company had borrowings outstanding of $3,488 at December 31, 1998, and $5,644 at December 31, 1997. The weighted average interest rate on these borrowings was 6.0% at December 31, 1998, and was 4.8% at December 31, 1997. Borrowings against these facilities were primarily to support the operations of foreign subsidiaries.

     The Company has noncancelable operating leases for certain offices, service and quick response centers, certain manufacturing and operations facilities, and machinery, equipment and automobiles. Rental expense relating to operating leases was $11,798 in 1998, $15,000 in 1997 and $15,100 in 1996.

     The future minimum lease payments under noncancelable operating leases are:

1999                                                                     $10,345
2000                                                                       7,520
2001                                                                       5,480
2002                                                                       2,524
2003                                                                       1,940
Thereafter                                                                 3,778
                                                                         -------
Total                                                                    $31,587
                                                                         =======

NOTE 7: DEFERRED COMPENSATION - RABBI TRUST

In September 1998, the Company adopted the provisions of EITF No. 97-14 "Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested." This standard established new guidelines for deferred compensation arrangements where amounts earned by an employee are invested in the employer's stock that is placed in a Rabbi Trust. The EITF requires that the Company's stock held in the trust be recorded at historical cost, the corresponding deferred compensation liability recorded at the current fair value of the Company's stock and the stock held in the Rabbi Trust classified as treasury stock. The difference between the historical cost of the stock and the fair value of the liability at September 30, 1998, has been recorded as a cumulative effect of a change in accounting principle of $1,220, net of tax. Prior-year financial statements have not been restated to reflect the change in accounting principle. The effect of the change on 1997 income before the cumulative effect would have been a reduction of $490. The effect of the change on 1996 income would not have been material.

NOTE 8: RETIREMENT BENEFITS

The Company sponsors several noncontributory defined benefit pension plans, covering approximately 60% of U.S. employees, which provide benefits based on years of service and compensation. Retirement benefits for all other employees are provided through defined contribution pension plans and government-sponsored retirement programs. All defined benefit pension plans are funded based on independent actuarial valuations to provide for current service and an amount sufficient to amortize unfunded prior service over periods not to exceed 30 years.



FLOWSERVE 1998 ANNUAL REPORT

     Net defined benefit pension expense (including both qualified and nonqualified plans) was:

Year ended December 31,                      1998          1997          1996
                                           --------      --------      --------
Service cost-benefits earned
   during the period                       $  6,411      $  5,627      $  5,481
Interest cost on projected
   benefit obligations                       14,704        13,931        13,179
Expected gain on
   plan assets                              (18,086)      (16,284)      (21,908)
Unrecognized prior
   service cost                                 537          (427)        7,001
Unrecognized net (asset)
   obligation                                  (499)          576          (541)
                                           --------      --------      --------
Net defined benefit
   pension expense                         $  3,067      $  3,423      $  3,212
                                           ========      ========      ========

     The following table reconciles the plans' funded status to amounts recognized in the Company's consolidated balance sheets:

December 31,                                         1998              1997
                                                   ---------         ---------
Projected benefit obligations                      $ 226,463         $ 210,878
Plan assets, at fair value                           225,260           219,860
                                                   ---------         ---------
Plan assets (less than) in excess
   of projected benefit obligations                   (1,203)            8,982
Unrecognized net transition asset                       (942)           (1,735)
Unrecognized net gain                                   (622)          (10,047)
Unrecognized prior service benefit                     2,612             2,932
                                                   ---------         ---------
Net pension (liability) asset                      $    (155)        $     132
                                                   =========         =========

Discount rate                                           6.75%             7.25%
Rate of increase in
   compensation levels                              4.0%-8.0%         4.0%-8.0%
Long-term rate of return
   on assets                                             9.5%        8.0%-10.0%

     Following is a reconciliation of the defined benefit pension obligations:

December 31,                                         1998               1997
                                                   ---------          ---------
Beginning benefit obligation                       $ 210,878          $ 183,220
Service cost                                           6,410              6,156
Interest cost                                         14,704             13,766
Plan amendments                                           --                607
Actuarial loss                                         7,726             19,784
Benefits paid                                        (13,154)           (12,383)
Curtailments                                            (101)              (272)
                                                   ---------          ---------
Ending benefit obligation                          $ 226,463          $ 210,878
                                                   =========          =========

     Following is a reconciliation of the defined benefit pension assets:

December 31,                                        1998                 1997
                                                 ---------            ---------
Beginning plan assets                            $ 219,860            $ 197,523
Return on plan assets                               18,093               34,282
Company contributions                                  462                  438
Benefits paid                                      (13,155)             (12,383)
                                                 ---------            ---------
Ending plan assets                               $ 225,260            $ 219,860
                                                 =========            =========

     The Company sponsors several defined contribution pension plans covering substantially all U.S. and Canadian employees and certain other foreign employees. Employees may contribute to these plans, and these contributions are matched in varying amounts by the Company. The Company may also make additional contributions for eligible employees. Defined contribution pension expense for the Company was $7,309 in 1998, $7,733 in 1997 and $6,903 in 1996.

     The Company also sponsors several defined benefit post-retirement health care plans covering approximately 77% of future retirees and most current retirees in the United States. These plans are for medical and dental benefits and are provided through insurance companies and health maintenance organizations. The plans include participant contributions, deductibles, co-insurance provisions and other limitations, and are integrated with Medicare and other group plans. The plans are funded as insured benefits and health maintenance organization premiums are incurred.



                                                    FLOWSERVE 1998 ANNUAL REPORT
32

     Net post-retirement benefit expense comprised:

Year ended December 31,                      1998          1997          1996
                                            -------       -------       -------
Service cost - benefits earned
   during the period                        $   882       $   916       $   843
Interest cost on accumulated
   post-retirement benefit
   obligations                                3,749         3,652         3,556
Amortization of unrecognized
   prior service cost                        (1,497)       (2,012)       (1,613)
                                            -------       -------       -------
Net post-retirement
   benefit expense                          $ 3,134       $ 2,556       $ 2,786
                                            =======       =======       =======

     Following is a reconciliation of the accumulated post-retirement benefits obligations:

December 31,                                            1998             1997
                                                      --------         --------
Beginning accumulated post-retirement
   benefit obligation                                 $ 53,072         $ 49,703
Service cost                                               882              916
Interest cost                                            3,749            3,652
Actuarial loss                                           3,460            1,977
Benefits paid                                           (3,850)          (3,176)
Ending accumulated post-retirement
                                                      --------         --------
   benefit obligation                                 $ 57,313         $ 53,072
                                                      ========         ========

     The following table presents the components of post-retirement benefit amounts recognized in the Company's consolidated balance sheet:

December 31,                                              1998           1997
                                                        --------       --------
Actuarial present value of accumulated
   post-retirement benefit obligations:                 $ 57,313       $ 53,072
Unrecognized prior service benefit                         7,369          8,866
Unrecognized net (loss) gain                                (371)         3,090
                                                        --------       --------
Accrued post-retirement benefits                        $ 64,311       $ 65,028
                                                        ========       ========

Discount rate                                               6.75%          7.25%

     The assumed annual rates of increase in per capita costs for periods prior to Medicare were 8.0% for 1998 with a gradual decrease to 6.0% for 2002 and future years, and for periods after Medicare, 6.0% for 1998 with a gradual decrease to 5.0% for 2000 and future years.

     Increasing the assumed rate of increase in post-retirement benefit costs by 1.0% in each year would increase net post-retirement benefit expense by approximately $297 and accumulated post-retirement benefit obligations by $3,689. Reducing the assumed rate of decrease in post-retirement benefit costs by 1.0% in each year would reduce net post-retirement benefit expense by approximately $273 and accumulated benefit obligations by $3,553. The Company made contributions to the defined benefit post-retirement plan of $3,849 in 1998 and $3,176 in 1997.

NOTE 9: CONTINGENCIES

As of December 31, 1998, the Company was involved as a "potentially responsible party" (PRP) at six former public waste disposal sites that may be subject to remediation under pending government procedures. The sites are in various stages of evaluation by federal and state environmental authorities. The projected cost of remediating these sites, as well as the Company's alleged "fair share" allocation, is uncertain and speculative until all studies have been completed and the parties have either negotiated an amicable resolution or the matter has been judicially resolved. At each site, there are many other parties who have been similarly identified, and the identification and location of additional parties is continuing under applicable federal or state law. Many of the other parties identified are financially strong and solvent companies that appear able to pay their share of the remediation costs. Based on the Company's preliminary information about the waste disposal practices at these sites and the environmental regulatory process in general, the Company believes that it is likely that ultimate remediation liability costs for each site will be apportioned among all liable parties, including site owners and waste transporters, according to the volumes and/or toxicity of the wastes shown to have been disposed of at the sites.

     The Company is a defendant in numerous pending lawsuits (which include, in many cases, multiple claimants) that seek to recover damages for personal injury allegedly resulting from exposure to asbestos-containing products formerly manufactured and distributed by the Company. All such products were used within self-contained process equipment, and management does not believe that there was any emission of ambient asbestos fiber during the use of this equipment.



FLOWSERVE 1998 ANNUAL REPORT

     The Company is also a defendant in several other products liability lawsuits that are insured, subject to the applicable deductibles, and certain other noninsured lawsuits received in the ordinary course of business. Management believes that the Company has adequately accrued estimated losses for such lawsuits. No insurance recovery has been projected for any of the insured claims, because management currently believes that all will be resolved within applicable deductibles. The Company is also a party to other noninsured litigation that is incidental to its business, and, in management's opinion, will be resolved without a material impact on the Company's financial statements.

     Although none of the aforementioned gives rise to any additional liability that can now be reasonably estimated, the Company believes such costs will be immaterial. The Company will continue to evaluate these contingent loss exposures and, if they develop, recognize expense as soon as such losses can be reasonably estimated.

NOTE 10: SHAREHOLDERS' EQUITY

In 1997, the Company increased its authorized $1.25 par value common stock from 60,000,000 to 120,000,000 shares. The authorized shares were increased in connection with the merger of Durco and BW/IP resulting in the formation of Flowserve Corporation. At both December 31, 1998 and 1997, the Company had authorized 1,000,000 shares of $1.00 par value preferred stock.

     Each share of the Company's common stock contains a preferred stock purchase right. These rights are not currently exercisable and trade in tandem with the common stock. The rights become exercisable and trade separately in the event of certain significant changes in common stock ownership or on the commencement of certain tender offers that, in either case, may lead to a change of control of the Company. Upon becoming exercisable, the rights provide shareholders the opportunity to acquire a new series of Company preferred stock to be then automatically issued at a pre-established price. In the event of certain forms of acquisition of the Company, the rights also provide Company shareholders the opportunity to purchase shares of the acquiring company's common stock from the acquirer at a 50% discount from the current market value. The rights are redeemable for $0.022 per right by the Company at any time prior to becoming exercisable and will expire in August 2006.

     At December 31, 1998, approximately 3,511,000 shares of common stock were reserved for exercise of stock options and for grants of restricted stock.

NOTE 11: INCOME TAXES

The provision for taxes on income consisted of the following:

Year ended December 31,                     1998          1997           1996
                                          --------      --------       --------
Current:
U.S. federal                              $  1,226      $ 30,461       $ 15,009
Non-U.S.                                    13,798        17,752         15,643
State and local                                438         5,485          4,127
                                          --------      --------       --------
Total current                               15,462        53,698         34,779
                                          --------      --------       --------
Deferred:
U.S. federal                                 7,915       (15,585)         3,446
Non-U.S.                                     1,409         1,012           (895)
State and local                                716          (902)           (76)
                                          --------      --------       --------
Total deferred                              10,040       (15,475)         2,475
                                          --------      --------       --------
Total provision                           $ 25,502      $ 38,223       $ 37,254
                                          ========      ========       ========

     The provision for taxes on income differed from the U.S. federal statutory tax rate due to the following:

Year ended December 31,                      1998           1997           1996
                                           --------       --------       --------
U.S. federal income tax rate                   35.0%          35.0%          35.0%
Non-U.S. tax rate differential
   and utilization of operating
   loss carryforwards                           2.6            2.2           (0.5)
Merger transaction expenses                      --            3.7             --
State and local income taxes, net               1.4            3.2            2.4
Utilization of tax credits                     (1.5)          (2.7)          (1.4)
Foreign sales corporation                      (2.6)          (1.8)          (1.0)
Other net                                        --            3.0           (0.1)
                                           --------       --------       --------
Effective tax rate                             34.9%          42.6%          34.4%
                                           ========       ========       ========




                                                    FLOWSERVE 1998 ANNUAL REPORT
34

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's consolidated deferred tax assets and liabilities were:

December 31,                                                1998          1997
                                                          --------      --------
Deferred tax assets related to:
Post-retirement benefits                                  $ 17,556      $ 24,824
Net operating loss carryforwards                            11,553         7,370
Compensation accruals                                        8,131         9,849
Inventories                                                  7,892         1,278
Credit carryforwards                                         3,679           614
Loss on dispositions                                         2,462         2,437
Warranty and accrued liabilities                             1,258         4,666
Restructuring charge                                           988         9,413
Other                                                        9,914         6,135
                                                          --------      --------
Total deferred tax assets                                   63,433        66,586
Less valuation allowances                                    8,655         9,007
                                                          --------      --------
Net deferred tax assets                                     54,778        57,579
                                                          --------      --------
Deferred tax liabilities related to:
Property, plant and equipment                               13,563        13,511
Goodwill                                                    12,225         5,071
Pension benefits                                                --         2,444
Other                                                        5,376         3,692
                                                          --------      --------
Total deferred tax liabilities                              31,164        24,718
                                                          --------      --------
Deferred tax assets, net                                  $ 23,614      $ 32,861
                                                          ========      ========

     The Company has recorded valuation allowances to reflect the estimated amount of deferred tax assets that may not be realized due to the expiration of net operating loss and foreign tax credit carryforwards. The net changes in the valuation allowances were attributable to utilization and expiration of net operating loss carryforwards partially offset by an increase in expected nonutilization of net operating loss and credit carryforwards. The Company had approximately $26,400 of net operating loss carryforwards at December 31, 1998, the majority of which were generated in non-U.S. jurisdictions in which net operating losses do not expire.

     Earnings before income taxes comprised:

Year ended December 31,                       1998          1997          1996
                                            --------      --------      --------
U.S.                                        $ 27,326      $ 48,897      $ 63,238
Non-U.S.                                      45,831        40,892        45,113
                                            --------      --------      --------
                                            $ 73,157      $ 89,789      $108,351
                                            ========      ========      ========

     Undistributed earnings of the Company's non-U.S. subsidiaries amounted to approximately $187,000 at December 31, 1998. These earnings are considered to be indefinitely reinvested and, accordingly, no additional U.S. income taxes or non-U.S. withholding taxes have been provided. Determination of the amount of additional taxes that would be payable if such earnings were not considered indefinitely reinvested is not practical.

NOTE 12: SEGMENT INFORMATION

Flowserve is principally engaged in the worldwide design, manufacture, distribution and service of industrial flow management equipment. The Company provides pumps, valves, mechanical seals and service primarily for the refinery and pipeline segments of the petroleum industry, the chemical-processing industry, the power-generation industry and other industries requiring flow management products.

     The Company has three divisions, each of which constitutes a business segment. Each division manufactures different products and is defined by the type of products and services provided. Each division has a president, who reports directly to the Chief Executive Officer of the Company, and a division controller. For decision-making purposes, the Chief Executive Officer, Chief Financial Officer and other members of upper management use financial information generated and reported at the division level.

     The Rotating Equipment Division designs, manufactures and distributes pumps and related equipment. The Flow Control Division designs, manufactures and distributes automated and manual quarter-turn valves, control valves and valve actuators, and related components. The Flow Solutions Division designs, manufactures and distributes mechanical seals and sealing systems and provides service and repair for flow control equipment used in process industries. The Company also has a corporate headquarters that does not constitute a separate division or business segment. Amounts classified as All Other include minor entities that are not considered separate segments and businesses subsequently divested. See Note 3: Acquisitions and Dispositions.



FLOWSERVE 1998 ANNUAL REPORT

     The Company evaluates segment performance and allocates resources based on operating income or loss before special items and taxes. The accounting policies of the reportable segments are the same as described in Note 1: Significant Accounting Policies. Intersegment sales and transfers are recorded at cost plus a profit margin. This intersegment profit is eliminated in consolidation.

                                                    ROTATING         FLOW           FLOW                        CONSOLIDATED
YEAR ENDED DECEMBER 31, 1998                        EQUIPMENT       CONTROL       SOLUTIONS      ALL OTHER          TOTAL
                                                    ----------     ----------     ----------     ----------      ----------
Sales to external customers                         $  368,451     $  295,371     $  418,953     $      311      $1,083,086
Intersegment sales                                       7,000          7,626         14,671        (29,297)             --
Segment operating income (before special items)         41,058         41,732         66,124        (25,509)        123,405
Depreciation and amortization                           11,535         11,290         13,186          3,288          39,299

Identifiable assets                                 $  285,990     $  234,551     $  266,485     $   83,171      $  870,197
Capital expenditures                                    13,416          9,284         15,049            500          38,249

                                                    Rotating         Flow           Flow                        Consolidated
Year ended December 31, 1997                        Equipment       Control       Solutions      All Other          Total
                                                    ----------     ----------     ----------     ----------      ----------
Sales to external customers                         $  403,801     $  305,150     $  415,321     $   27,924      $1,152,196
Intersegment sales                                       9,000         12,001         14,780        (35,781)             --
Segment operating income (before special items)         50,969         46,981         62,728        (24,584)        136,094
Depreciation and amortization                            9,767          9,160         13,286          6,720          38,933

Identifiable assets                                 $  301,176     $  219,074     $  257,531     $  102,244      $  880,025
Capital expenditures                                    14,623          8,140         11,733          5,064          39,560

                                                    Rotating         Flow           Flow                        Consolidated
Year ended December 31, 1996                        Equipment       Control       Solutions      All Other          Total
                                                    ----------     ----------     ----------     ----------      ----------
Sales to external customers                         $  395,824     $  274,641     $  405,303     $   21,877      $1,097,645
Intersegment sales                                       7,000         11,798         16,634        (35,432)             --
Segment operating income (before special items)         48,973         37,103         55,500        (20,531)        121,045
Depreciation and amortization                            9,933          8,841         14,064          3,827          36,665

Identifiable assets                                 $  284,840     $  201,373     $  263,314     $   80,249      $  829,776
Capital expenditures                                    17,117          3,758         12,433          2,383          35,691



                                                    FLOWSERVE 1998 ANNUAL REPORT
36

RECONCILIATION OF SEGMENT INFORMATION TO CONSOLIDATED AMOUNTS

Significant items from the Company's reportable segments can be reconciled to the consolidated amounts as follows:

                                                                    Year Ended December 31,
                                                          ---------------------------------------------
Sales                                                        1998             1997             1996
                                                          -----------      -----------      -----------
Total sales for reportable segments                        $1,082,775      $ 1,124,272      $ 1,075,768
Total intersegment sales for reportable segments               29,297           35,781           35,432
Other sales                                                       311           27,924           21,877
Elimination of intersegment sales                             (29,297)         (35,781)         (35,432)
                                                          -----------      -----------      -----------
Total sales                                               $ 1,083,086      $ 1,152,196      $ 1,097,645
                                                          ===========      ===========      ===========

                                                                    Year Ended December 31,
                                                          ---------------------------------------------
Profit or Loss                                               1998             1997             1996
                                                          -----------      -----------      -----------
Total segment operating income (before special items)     $   148,914      $   160,678      $   141,576
Corporate expenses and other                                   25,509           24,584           20,531
Merger restructuring and transaction expenses                      --           44,531            5,778
Merger integration expense                                     38,326            6,982               --
Interest expense                                               13,175           13,275           12,144
Other income                                                   (1,253)          (7,107)          (5,228)
Gain on sale of subsidiary                                         --          (11,376)              --
                                                          -----------      -----------      -----------
Earnings before income taxes                              $    73,157      $    89,789      $   108,351
                                                          ===========      ===========      ===========

                                                                    Year Ended December 31,
                                                          ---------------------------------------------
Assets                                                       1998             1997             1996
                                                          -----------      -----------      -----------
Total assets for reportable segments                      $   787,026      $   777,781      $   749,527
Other assets                                                  104,749          125,826           99,737
Elimination of intercompany receivables                       (21,578)         (23,582)         (19,488)
                                                          -----------      -----------      -----------
Total assets                                              $   870,197      $   880,025      $   829,776
                                                          ===========      ===========      ===========


FLOWSERVE 1998 ANNUAL REPORT

Geographic Information

The Company attributes sales to different geographic areas based on the point of sale. Long-lived assets are classified based on the geographic area in which the assets are located. Sales related to and investment in long-lived assets by geographic area are as follows:

                                                                      LONG-LIVED
YEAR ENDED DECEMBER 31, 1998                           SALES            ASSETS
                                                     ----------       ----------
United States                                        $  629,117       $  250,999
Europe                                                  279,117           81,058
Other(1)                                                174,852           28,751
                                                     ----------       ----------
Consolidated total                                   $1,083,086       $  360,808
                                                     ==========       ==========

                                                                      Long-lived
Year ended December 31, 1997                           Sales            Assets
                                                     ----------       ----------
United States                                        $  691,337       $  228,056
Europe                                                  261,289           78,400
Other(1)                                                199,570           32,991
                                                     ----------       ----------
Consolidated total                                   $1,152,196       $  339,447
                                                     ==========       ==========

                                                                      Long-lived
Year ended December 31, 1996                           Sales            Assets
                                                     ----------       ----------
United States                                        $  654,581       $  226,672
Europe                                                  257,889           92,694
Other(1)                                                185,175           24,932
                                                     ----------       ----------
Consolidated total                                   $1,097,645       $  344,298
                                                     ==========       ==========

(1) Includes Canada, Latin America and Asia/Pacific. No individual geographic segment within this group represents 10% or more of consolidated totals.

MAJOR CUSTOMER INFORMATION

The Company has not received revenues from any customer that represent 10% or more of consolidated revenues for any of the years presented.

NOTE 13: UNAUDITED QUARTERLY FINANCIAL DATA

(Amounts in millions, except per share data)                 1998(a)                                         1997(b)
                                        -------------------------------------------------------------------------------------------
Quarter                                   4th         3rd        2nd          1st         4th         3rd         2nd         1st
                                        -------     -------     -------     -------     -------     -------     -------     -------
Net sales                               $ 279.3     $ 264.8     $ 280.7     $ 258.3     $ 307.2     $ 282.0     $ 300.5     $ 262.5
Gross profit                              108.5        99.6       106.0       101.2       116.2       107.4       121.2       104.1
Net earnings before special items          19.0        17.6        20.2        18.1        23.2        17.3        24.8        16.8
Net earnings                                7.2        16.1        12.5        13.1         2.9         7.1        24.8        16.8

Earnings per share before special
   items (diluted and basic)            $  0.50     $  0.44     $  0.50     $  0.44     $  0.57     $  0.42     $  0.61     $  0.41
Earnings per share (diluted and basic)     0.20        0.40        0.31        0.32        0.07        0.17        0.61        0.41

(a) Net earnings in 1998 included the following special items: merger expenses of $38.3 million before tax and an obligation under an executive employment agreement of $3.8 million (included in selling and administrative expense), before tax; and the benefit of the cumulative effect of an accounting change of $1.2 million, net of tax. These special items resulted in a reduction in net earnings of $26.0 million, or $0.65 per share after tax.

(b) Net earnings in the third quarter of 1997 included restructuring and merger expenses of $10.2 million before tax, or $0.25 per share after tax. Net earnings in the fourth quarter of 1997 included merger-related expenses and a gain on the sale of a subsidiary that totaled $30.0 million before tax, or $0.50 per share after tax. Excluding special items, net earnings for the year ended December 31, 1997, were $82.1 million, or $2.01 per share.



                                                    FLOWSERVE 1998 ANNUAL REPORT
38

FIVE-YEAR SELECTED FINANCIAL DATA

                                                                                      December 31,
(Amounts in thousands, except                          ---------------------------------------------------------------------------
  per share data and ratios)                              1998            1997            1996            1995            1994
                                                       -----------     -----------     -----------     -----------     -----------
Results of Operations
Sales                                                  $ 1,083,086     $ 1,152,196     $ 1,097,645     $   983,917     $   909,226
Cost of sales                                              667,753         703,319         668,718         591,550         554,707
                                                       -----------     -----------     -----------     -----------     -----------
Gross profit                                               415,333         448,877         428,927         392,367         354,519
Selling and administrative expense                         265,556         285,890         283,360         264,426         241,131
Research, engineering and development expense               26,372          26,893          24,522          24,649          24,528
Merger transaction and restructuring expenses                   --          44,531           5,778           5,042              --
Merger integration expense                                  38,326           6,982              --              --              --
                                                       -----------     -----------     -----------     -----------     -----------
Operating income                                            85,079          84,581         115,267          98,250          88,860
Interest expense                                            13,175          13,275          12,144          12,293          12,214
Other income                                                (1,253)         (7,107)         (5,228)         (2,455)         (4,187)
Gain on sale of subsidiary                                      --         (11,376)             --              --              --
                                                       -----------     -----------     -----------     -----------     -----------
Earnings before income taxes                                73,157          89,789         108,351          88,412          80,833
Provision for income taxes                                  25,502          38,223          37,254          34,391          29,601
                                                       -----------     -----------     -----------     -----------     -----------
Earnings from continuing operations                         47,655          51,566          71,097          54,021          51,232
Cumulative effect of change in accounting principle         (1,220)             --              --              --              --
                                                       -----------     -----------     -----------     -----------     -----------
Net earnings                                           $    48,875     $    51,566     $    71,097     $    54,021     $    51,232
                                                       ===========     ===========     ===========     ===========     ===========

Average shares outstanding                                  39,898          40,896          41,363          41,652          41,626
Net earnings per share (diluted and basic)             $      1.23     $      1.26     $      1.72     $      1.30     $      1.23
Dividends paid per share                                      0.56            0.65            0.57            0.51            0.45
Bookings                                                 1,082,484       1,172,431       1,141,614       1,013,861         930,863
Ending backlog                                             291,082         291,568         287,076         249,562         237,598

Performance Ratios (as a percent of sales)
Gross profit margin                                           38.3%           39.0%           39.1%           39.9%           39.0%
Selling and administrative expense                            24.5%           24.8%           25.8%           26.9%           26.5%
Research, engineering and development expense                  2.4%            2.3%            2.2%            2.5%            2.7%
Operating income                                               7.9%            7.3%           10.5%           10.0%            9.8%
Net earnings                                                   4.5%            4.5%            6.5%            5.5%            5.6%

Financial Condition
Cash and cash equivalents                              $    24,928     $    58,602     $    38,933     $    28,596     $    28,777
Working capital                                            268,164         284,220         279,972         251,774         222,798
Net property, plant and equipment                          209,032         209,509         211,738         209,974         197,844
Intangibles and other assets                               173,875         155,852         149,003         139,204         113,824
Total assets                                               870,197         880,025         829,776         801,120         712,160
Capital expenditures                                        38,249          39,560          35,691          39,928          26,506
Depreciation and amortization                               39,299          38,933          36,665          34,451          34,054
Long-term debt                                             186,292         128,936         143,962         125,931          95,971
Post-retirement benefits and deferred items                120,015         125,372         108,127          99,775          98,228
Shareholders' equity                                       344,764         395,273         388,624         375,246         340,267

Financial Ratios
Return on average shareholders' equity                        13.1%           13.0%           18.6%           15.1%           15.8%
Return on average net assets                                   8.6%            9.0%           12.5%           10.4%           11.2%
Debt to capital ratio                                         37.2%           27.1%           30.0%           27.9%           25.9%
Cash dividends paid as a percent of ending
         shareholders' equity                                  6.5%            6.6%            6.0%            5.6%            5.5%
Current ratio                                                  2.2             2.2             2.5             2.3             2.3
Interest coverage ratio                                        6.6             7.8             9.9             8.2             7.6


FLOWSERVE 1998 ANNUAL REPORT
                                                                              39

BOARD OF DIRECTORS

                    Left to right:

[PICTURE OF         DIANE C. HARRIS((2)), President, Hypotenuse Enterprises,
 BOARD OF           Inc.; HUGH K. COBLE(1),(3), Vice Chairman Emeritus, Fluor
 DIRECTORS]         Corporation; BERNARD G. RETHORE(3), Chairman, President and
                    Chief Executive Officer, Flowserve Corporation; GEORGE T.
                    HAYMAKER, JR.(1), Chairman and Chief Executive Officer,
                    Kaiser Aluminum Corporation; CHARLES M. RAMPACEK(2),
                    President and Chief Executive Officer, Lyondell-Citgo
                    Refining LP; WILLIAM C. RUSNACK(2),(3), President and Chief
                    Executive Officer, Clark Refining & Marketing, Inc.; R.
                    ELTON WHITE(2), Former President, NCR Corporation; KEVIN E.
                    SHEEHAN(1),(3), General Partner, CID Equity Partners; JAMES
                    O. ROLLANS(2), Senior Vice President and Chief Financial
                    Officer, Fluor Corporation; and MICHAEL F. JOHNSTON(1),
                    President, Americas Automotive Group, Johnson Controls, Inc.

(1) Compensation Committee

(2) Audit and Finance Committee

(3) Executive Committee

OFFICERS

                    Left to right:

[PICTURE OF         MICHAEL S. DUNN, Assistant Vice President and Director of
OFFICERS]           Taxes; RICK L. JOHNSON, Vice President, Business Development
                    and Corporate Controller; CHERYL D. MCNEAL, Vice President,
                    Human Resources; HOWARD D. WYNN, Vice President, Division
                    President, Rotating Equipment Division; RORY E. MACDOWELL,
                    Vice President and Chief Information Officer; SCOTT E.
                    MESSEL, Corporate Treasurer; RENEE J. HORNBAKER, Vice
                    President and Chief Financial Officer; BERNARD G. RETHORE,
                    Chairman, President and Chief Executive Officer; RONALD F.
                    SHUFF, Vice President, Secretary and General Counsel; MARK
                    E. VERNON, Vice President, Division President, Flow Control
                    Division; and GEORGE A. SHEDLARSKI, Vice President, Division
                    President, Flow Solutions Division.


40