Form 10-K405, Exhibit 13
period 1999-12-31
FLOWSERVE CORP
filed 2000-03-24
CIK 30625

REPORT OF INDEPENDENT AUDITORS


The Board of Directors and Shareholders
Flowserve Corporation

We have audited the accompanying consolidated balance sheets of Flowserve Corporation and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Flowserve Corporation and subsidiaries at December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

   In 1998, as discussed in Note 6 to the consolidated financial statements, the Company changed its method of accounting for costing its inventory, and as discussed in Note 8, changed its method of accounting for certain defined compensation arrangements.


/s/ ERNST & YOUNG LLP

Ernst & Young LLP
Dallas, Texas
February 10, 2000


REPORT OF MANAGEMENT

The Company's management is responsible for preparation of the accompanying consolidated financial statements. These statements have been prepared in conformity with generally accepted accounting principles and include amounts that are based on management's best estimates and business judgment. Management maintains a system of internal controls, which in management's opinion provides reasonable assurance that assets are safeguarded and transactions properly recorded and executed in accordance with management's authorization. The internal control system is supported by internal audits and is tested and evaluated by the independent auditors in connection with their annual audit. The Board of Directors pursues its responsibility for financial information through an Audit and Finance Committee composed entirely of independent directors. This committee regularly meets not only with management, but also separately with representatives of the independent auditors.


/s/ C. SCOTT GREER             /s/ RENEE J. HORNBAKER

C. Scott Greer                 Renee J. Hornbaker
President and                  Vice President and
Chief Executive Officer        Chief Financial Officer



/s/ RICK L. JOHNSON

Rick L. Johnson
Vice President and
Chief Accounting Officer



FLOWSERVE 1999 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

The following discussion and analysis are provided to increase understanding of, and should be read in conjunction with, the consolidated financial statements and accompanying notes.

   Flowserve Corporation was created on July 22, 1997, through a merger of equals between BW/IP, Inc. and Durco International Inc., which was accounted for under the "pooling of interests" method of accounting. Accordingly, all historical information has been restated, giving effect to the transaction as if the two companies had been combined at the beginning of all periods presented. In addition, certain other historical information has been reclassified for consistency with the 1999 presentation.

   Flowserve produces engineered pumps, precision mechanical seals, automated and manual quarter-turn valves, control valves and valve actuators, and provides a range of related flow management services worldwide, primarily for the process industries. Equipment manufactured and serviced by the Company is used in industries that deal with difficult-to-handle and often corrosive fluids in environments with extreme temperature, pressure, horsepower and speed. Flowserve's businesses are affected by economic conditions in the United States and other countries where its products are sold and serviced, by the relationship of the U.S. dollar to other currencies, and by the demand and pricing for customers' products. The impact of these conditions is somewhat mitigated by the strength and diversity of Flowserve's product lines and geographic coverage.

RESULTS OF OPERATIONS

In general, 1999 results were lower than the two previous years due to the global markets in which the Company participates. The economic turmoil that started in Asia in the second half of 1997 spread to other parts of the world, including Latin America. The profitability of our chemical and petroleum customers, which collectively represent about 71% of our business, was negatively impacted by the economic weakness. This economic weakness contributed to a supply/demand imbalance of chemicals, and an oil price that averaged $11.12 per barrel in 1998, compared with $17.78 per barrel in 1997. By the end of 1999, the average price per barrel had increased to $17.83 and, as a result, the Company began to see an increase in bid activity in the petroleum and chemical markets. This increase did not have a significant positive effect on 1999 results, as any market upturn generally precedes an increase in shipments by 6 to 12 months.

BOOKINGS AND SALES

(in millions of dollars)

                                              BOOKINGS        SALES
                                              --------     --------
                                   1999       $1,039.3     $1,061.3
                                   1998       $1,082.5     $1,083.1
                                   1997       $1,172.4     $1,152.2

                                    [GRAPH]

Bookings, or incoming orders for which there are firm purchase commitments, were lower in 1999 at $1,039.3 million, compared with $1,082.5 million in 1998 and $1,172.4 million in 1997. Sales decreased to $1,061.3 million in 1999 from $1,083.1 million in 1998 and $1,152.2 million in 1997. Bookings and sales declines in 1999 were largely a result of the economic and market factors previously discussed.

   There were several other factors that affected the comparisons. A stronger U.S. dollar, in relation to other currencies in which the Company conducts its business, reduced both bookings and sales when compared with the prior year. The negative translation effect reduced 1999 bookings and sales by about 1% and 1998 bookings and sales by about 2%. The negative translation impact on net earnings was about 7% in 1999 and 2% in 1998.

   Comparisons also are impacted by the divestitures of several businesses in 1997 that contributed about $18 million to both bookings and sales in 1997. Several acquisitions affected the comparability as well. Acquisitions made in late 1998 and 1999 added more than $12 million to 1999 bookings and sales, compared with 1998. In addition, acquisitions made in 1998 added about $14 million to 1998 bookings and sales, compared with 1997.

   In total, sales outside the United States were 42% in both 1999 and 1998, compared with 48% in 1997. These sales declined in the last two years due to weaker economies in Asia and Latin America and negative currency translation effect.

BUSINESS SEGMENTS

Flowserve manages its operations through three business segments: Rotating Equipment Division (RED) for engineered pumps; Flow Control Division (FCD) for automated and manual quarter-turn valves, control valves and valve actuators; and Flow Solutions Division (FSD) for precision mechanical seals and flow management services.


                                                    FLOWSERVE 1999 ANNUAL REPORT

   Sales and operating income before special items, as defined below, for each of the three business segments are:

                                  ROTATING EQUIPMENT DIVISION
                                  ---------------------------
(in millions of dollars)           1999      1998       1997
------------------------          ------    ------     ------
Sales                             $353.2    $371.5     $412.8
Operating income                    23.1      39.1       51.0

   Sales of pumps and pump parts for the Rotating Equipment Division (RED) decreased to $353.2 million from $371.5 million in 1998 and $412.8 million in 1997. The sales decline was generally due to reduced demand for chemical-process pumps, as our chemical industry customers lowered their capital and maintenance spending in response to overcapacity in their industry. RED sales were also lower due to unfavorable pricing. RED sales decreased in 1998 compared with 1997 due to the same factors.

   Operating income, before restructuring expenses and other special items, as a percentage of RED sales declined to 6.5% in 1999 from 10.5% in 1998 and 12.4% in 1997. The decline was due to the lower volume of more profitable chemical process and vertical pumps, nuclear products and other parts and replacement business that more than offset the benefits of the merger integration program. The decline was also attributable to unfavorable pricing.

                                     FLOW CONTROL DIVISION
                                  ---------------------------
(in millions of dollars)           1999      1998       1997
------------------------          ------    ------     ------
Sales                             $295.3    $313.2     $317.2
Operating income                    25.1      43.8       47.0

   Sales of valves and valve automation products for the Flow Control Division
(FCD) declined to $295.3 million in 1999 from $313.2 million in 1998 and $317.2 million in 1997. The decrease was primarily due to a general decline in business levels in the chemical, petrochemical and refining markets. This decline increased price competition and placed downward pressure on selling prices. The sales decrease from 1998 to 1997 was partly offset by the acquisition of Valtek Engineering (United Kingdom licensee) in July 1998.

   Operating income, before restructuring expenses and other special items, as a percentage of FCD sales was 8.5% In 1999, compared with 14.0% In 1998 and 14.8% In 1997. The decline in 1999 was primarily due to severe price erosion, an unfavorable product mix and lower sales volume. The decline in 1998 from 1997 was generally due to lower sales volume. Operating income in 1998 was also affected by lower selling prices and a reduced volume of higher-profit spare parts.

                                    FLOW SOLUTIONS DIVISION
                                  ---------------------------
(in millions of dollars)           1999      1998       1997
------------------------          ------    ------     ------
Sales                             $438.5    $428.5     $430.1
Operating income                    56.1      65.1       62.7

   Sales of seal products and services for the Flow Solutions Division (FSD) increased to $438.5 million in 1999, compared with $428.5 million in 1998 and $430.1 million in 1997. The sales increase primarily resulted from the net addition of new service centers, while seal sales remained stable as a result of increased market share.

   Operating income, before restructuring expenses and other special items, as a percentage of FSD sales decreased to 12.8% in 1999 from 15.2% in 1998 and 14.6% in 1997. The decrease in 1999 from 1998 was due to lower margins in the service group that was impacted by competition and facility underutilization in certain markets. The improved margin in 1998 compared with 1997 was due to the leveraging of a higher volume of sales and the benefits of the merger integration program, partly offset by a seal mix change to lower-margin products.

EARNINGS PER SHARE

         AFTER SPECIAL ITEMS       SPECIAL ITEMS      TOTAL
         -------------------       -------------      -----
1999            $0.32                  $0.72          $1.04
1998            $1.23                  $O.65          $1.88
1997            $1.26                  $0.75          $2.01

                                    [GRAPH]

Earnings after special items were $12.2 million ($0.32 per share) in 1999, compared with $48.9 million ($1.23 per share) in 1998 and $51.6 million ($1.26 per share) in 1997. Special items include restructuring charges, merger integration expense, merger transaction expense, inventory and fixed asset impairments, costs associated with obligations under executive employment and separation agreements, a gain on the sale of a subsidiary and the cumulative effect of a change in an accounting principle. Earnings before special items were $39.5 million ($1.04 per share) in 1999, compared with $74.9 million ($1.88 per share) in 1998 and $82.1 million ($2.01 per share) in 1997. The decrease in earnings in 1999 was largely due to the decline in sales and a lower gross profit margin. The Company's share


FLOWSERVE 1999 ANNUAL REPORT
repurchase program contributed about $0.02 per share to earnings in 1999 compared with 1998 and $0.03 per share to earnings compared with 1997.

   The restructuring charge of $15.9 million in 1999 was related to the planned closure of 10 facilities and a corresponding reduction in workforce at those locations while the restructuring charges of $32.6 million in 1997 were related to the Company's merger integration program. Merger integration expense was $14.2 million in 1999, $38.3 million in 1998 and $7.0 million in 1997. Merger integration expense in 1999 related solely to the Company's business process improvement initiative, Flowserver. Merger integration expense in 1998 and 1997 was principally related to the consolidation of the business units and headquarters, plant closures and the formation of the Services Group of the Flow Solutions Division. Merger transaction expense of $11.9 million in 1997 was for severance and other expenses triggered by the merger, as well as investment banking fees, legal fees and other costs required to effect the merger. In
1999, the Company recorded special items of $5.1 million for inventory and fixed asset impairments in cost of sales and special items of $5.8 million for executive separation contracts and certain costs relating to fourth-quarter 1999 facility closures in selling and administrative expense. In 1998, the Company recognized an obligation under an executive employment agreement of $3.8 million recorded in selling and administrative expense. In 1997, the Company sold its Metal Fab subsidiary and realized a pretax gain of $11.4 million. The change in accounting principle resulted in a one-time cumulative net-of-tax benefit of $1.2 million in 1998. The accounting change was due to the required adoption of EITF 97-14, "Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested."

   Gross profit margin, gross profit as a percentage of sales, declined to 34.2% in 1999 from 38.3% in 1998 and 39.0% in 1997. The 1999 margin included $5.1 million in one-time costs relating to inventory and fixed asset impairments. The lower margin in 1999 related to these impairments, along with under-absorption variances due to lower sales, lower selling prices and a less favorable product mix. These reductions were partly offset by savings related to the Company's merger integration program that reduced cost of sales by approximately $5 million. The lower margin in 1998 was generally related to valve price discounting and a product mix change toward lower-margin products. These factors and lower sales contributed to a decline in gross profit dollars to $363.3 million in 1999 from $415.3 million in 1998 and $448.9 million in 1997.

   Selling and administrative expense was $275.9 in 1999, compared with $265.6 million in 1998 and $285.9 million in 1997. Selling and administrative expense in 1999 included $5.8 million in one-time costs for executive separation contracts and certain costs relating to fourth-quarter 1999 facility closures while 1998 included $3.8 million in one-time costs associated with an obligation under an executive employment agreement. As a percentage of sales, selling and administrative expense was 26.0% (25.5% when adjusted for the special items), compared with 24.5% (24.2% when adjusted for the executive employment agreement) in 1998 and 24.8% in 1997. The increase in 1999 was generally due to expenses related to the implementation of a consolidated benefit program and other personnel-related costs as well as lower sales. Reductions in selling and administrative expense in 1998 compared with 1997 were generally due to savings from merger integration activities of about $12 million and lower sales.

   Research, engineering and development expense was $25.6 million in 1999, compared with $26.4 million in 1998 and $26.9 million in 1997. The decline in these expenses in 1999 is related to reallocation of some resources to assist in project engineering and cost controls.

   Interest expense was $15.5 million in 1999, compared with $13.2 million in 1998 and $13.3 million in 1997. The increase in 1999 is primarily due to higher interest rates and increased average borrowings due to the share repurchase program initiated in the second quarter of 1998.

   The effective tax rate, excluding special items, was 33.3% in 1999, compared with 34.9% in 1998 and 36.9% in 1997. The decrease in 1999 was due to the geographic mix of earnings while the decrease in 1998 was due to the geographic mix of earnings and post-merger restructuring of operations. The effective tax rate after special items in both 1999 and 1998 was the same as the effective tax rate excluding special items. In 1997, the effective tax rate after special items was 42.6% due to the nondeductibility of certain merger transaction expenses, partly offset by certain tax benefits realized from the sale of a subsidiary.

RESTRUCTURING

In the fourth quarter of 1999, the Company initiated a restructuring program designed to streamline the Company for better value and improve asset utilization. This $26.7 million program consists of a one-time charge of $15.9 million recorded as restructuring expense and $10.8 million of other special items. The restructuring charge relates to the planned closure of 10 facilities and a corresponding reduction in workforce at those locations, as well as at other locations that are part of the restructuring. The other special items relate to inventory impairments


                                                    FLOWSERVE 1999 ANNUAL REPORT
and a fixed asset impairment totaling $5.1 million, and executive separation contracts and certain costs related to fourth-quarter 1999 facility closures of $5.8 million. The inventory impairments relate to the rationalization of certain low-margin product lines and the related inventory writedown. The fixed asset impairment relates primarily to the reduction in fair market value of a facility. The impairment amounts are included in cost of goods sold, while the remaining items are recorded as selling and administrative expenses.

   The Company expects to realize ongoing annual operating income benefits of approximately $20 million per year effective in 2001. In 2000, period integration costs related to the implementation of the program are expected to offset any potential benefit to operating income. Additionally, in 2000, the remaining costs associated with the restructuring portion of the program will be incurred and charged against the restructuring reserve.

   The restructuring program is expected to result in a net reduction of approximately 300 employees at a cost of $12.9 million. In addition, exit costs associated with the facilities closings are estimated at $3.0 million.

   As of December 31, 1999, the program had resulted in a net reduction of 64 employees. Expenditures charged to the 1999 restructuring reserve were:

                                        Other Exit
(in thousands of dollars)     Severance    Costs     Total
-------------------------     ---------   -------   --------
Balance at December 24, 1999  $  12,900   $ 2,960   $ 15,860
Cash expenditures                  (102)       --       (102)
                              ---------   -------   --------
Balance at December 31, 1999  $  12,798   $ 2,960   $ 15,758
                              =========   =======   ========

MERGER INTEGRATION PROGRAM

In 1997, the Company developed a program designed to achieve the synergies planned for the merger of BW/IP and Durco. The program included facility rationalizations in North America and Europe, organizational realignments at the corporate and division levels, procurement initiatives, investments in training and support for service operations. In the fourth quarter of 1997, the Company recognized a one-time restructuring charge of $32.6 million, excluding Flowserver, in connection with this program. Other nonrecurring expenses related to the merger (merger integration expense) were incurred in 1998 and 1997 in order to achieve the planned synergies. These expenses of $33.2 million and $7.0 million, respectively, were principally for costs for consultants, relocation and training.

   As of June 30, 1999, the restructuring portion of the merger integration had been completed. The Company paid severance to approximately 331 employees at a cost of $22.4 million.

BUSINESS PROCESS IMPROVEMENT INITIATIVE

In 1998, the Company's Board of Directors approved a $120 million expenditure for Flowserver. This business process improvement program was planned to have costs and benefits incremental to the initial merger integration program. Flowserver includes the standardization of the Company's processes and the implementation of a global information system to facilitate common practices. Effective January 1, 1999, merger integration costs relate solely to Flowserver. In 1999, the Company incurred costs associated with this project of $14.2 million recorded as merger integration expense and $11.4 million as capital expenditures. In 1998, these costs were $5.1 million recorded as merger integration expense and $1.5 million as capital expenditures.

   The Company has reevaluated the Flowserver project, and its 2000 investment in Flowserver will be approximately one-half the 1999 level. In addition, the overall duration of the program will extend beyond its original five-year plan, the scope will be scaled back significantly and the costs will no longer be identified separately as merger integration expense.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS FROM OPERATIONS

(in millions of dollars)

        AFTER SPECIAL ITEMS       SPECIAL ITEMS        TOTAL
        -------------------       -------------       ------
1999                  $81.9               $27.4       $109.3
1998                  $54.1               $23.7       $ 77.8
1997                  $90.0               $25.3       $115.3

                                    [GRAPH]

Cash flows from operations and financing available under existing credit agreements are the Company's primary sources of short-term liquidity. Cash flows from operating activities in 1999 increased to $81.9 million, compared with $54.1 million in 1998 and $90.0 million in 1997. The increase in cash flows in 1999 was primarily due to the Company's increased focus on capital utilization and the resulting decrease in working capital. The decrease in cash flows in 1998 compared with 1997 was primarily due to cash expended for merger restructuring and lower operating profits.


FLOWSERVE 1999 ANNUAL REPORT

   In January 2000, the Company acquired all of the outstanding stock of Innovative Valve Technologies, Inc. (Invatec) for $1.62 per share, or about $15.7 million. In addition, the Company paid Invatec's remaining debt and related obligations of approximately $84.0 million. The funds for this purchase were obtained from financing available under existing credit agreements.

   On February 10, 2000, the Company announced it had reached a definitive agreement to acquire Ingersoll-Dresser Pumps (IDP) from Ingersoll-Rand for $775 million in cash. The acquisition is expected to close in April 2000. The transaction will be financed with a combination of new bank facilities and senior subordinated notes. In connection with the acquisition, all of the Company's existing debt is expected to be refinanced. The Company also announced it was suspending the payment of its cash dividend, required by the proposed financing of the IDP acquisition.

   Additionally, the Company may, subsequent to the closure of the acquisition, initiate a restructuring plan as part of its integration program. At this time, management is not prepared to specifically identify any significant actions to be taken or the estimated cost of such a plan.

CAPITAL EXPENDITURES

(in millions of dollars)

                              1999         $40.5
                              1998         $38.2
                              1997         $39.6

                                    [GRAPH]

Capital expenditures, net of disposals, were $40.5 million in 1999, compared with $38.2 million in 1998 and $39.6 million in 1997. Capital expenditures were funded by operating cash flows. For each of the three years, capital expenditures were invested in machinery and equipment, replacements and upgrades. Capital expenditures in 1999 included about $11.4 million related to Flowserver.

FINANCING

During the second quarter of 1998, the Company initiated a $100 million share repurchase program. In 1998, the Company spent approximately $64.5 million to repurchase approximately 2.8 million, or 7.1%, of its outstanding shares. During 1999, the Company spent approximately $5.3 million to purchase an additional 325,300 shares. The Company generally used credit facilities to fund these purchases. Future repurchases may be restricted under the proposed financing required to fund the acquisition of IDP.

   In October 1999, the Company entered into a $600 million revolving credit agreement that replaced its existing agreement. At December 31, 1999, the Company had commitments available of $460 million and $140 million outstanding. At December 31, 1999, total debt was 39.6% of the Company's capital structure, compared with 37.2% at December 31, 1998. The ratio increased due to the Company's 1999 restructuring charge and the negative currency translation effect. The interest coverage ratio of the Company's indebtedness was 4.3 times interest at December 31, 1999, compared with 9.5 times interest at December 31, 1998.

   In February 2000, the Company signed a commitment letter from Credit Suisse/First Boston and Bank of America for $1,425 million of financing to acquire IDP. The Company believes that internally generated funds, including synergies from the IDP acquisition, will be adequate to service the debt.

   The return on average net assets before special items based on results for 1999 was 7.7%, compared with 12.6% for 1998. The decline is due to the lower sales and earnings discussed previously. Including the impact of special items, the return on average net assets was 3.4% for 1999, compared with 8.6% for 1998. The return on average shareholders' equity before special items was 11.7% in 1999, compared with 19.5% in 1998. Return on shareholders' equity, including special items, was 3.6% for 1999 and 13.1% for 1998.

    Acquisitions are an important part of the Company's strategy to increase its earnings and build shareholder value. Accordingly, during October 1999 the Company purchased certain assets and liabilities of Honeywell's industrial control-valve product line and production equipment located near Frankfurt, Germany. The Company expects to complete the phased move of this operation to its existing control-valve manufacturing facilities in Europe by March 2000. In October 1999, the Company also acquired R&C Valve Service, Inc. The assets of this company were integrated into the Company's existing service center network during the fourth quarter of 1999.


                                                    FLOWSERVE 1999 ANNUAL REPORT

   Inflation during the past three years had little impact on the Company's consolidated financial performance. Foreign currency translation had the effect of reducing the Company's sales by 1% and earnings by 7% in 1999 and both sales and earnings by 2% in 1998.

MARKET RISKS ASSOCIATED WITH FINANCIAL INSTRUMENTS

The Company has certain market-sensitive financial instruments, including long-term debt and investments in foreign subsidiaries. To evaluate the risks associated with these instruments, the Company considered the impact of unfavorable changes in the rates or values of these instruments as of December 31, 1999. The market changes, assumed to occur as of December 31, 1999, to measure potential risk are a 100-basis-point increase in market interest rates, a 10% adverse change in all foreign currency exchange rates and a 10% decline in the value of the Company's net investment in foreign subsidiaries.

   The Company considered the impact of a 100-basis-point increase in interest rates and determined such an increase would not materially affect the Company's earnings.

   The Company employs a foreign currency hedging strategy to minimize potential losses in earnings or cash flows from unfavorable foreign currency exchange rate movements. Foreign currency exposures arise from transactions, including firm commitments and anticipated transactions, denominated in a currency other than an entity's functional currency and from foreign-denominated revenues and profits translated back into U.S. dollars. The primary currencies to which the Company has exposure are the German mark, British pound, Dutch guilder and other European currencies; the Canadian dollar; the Mexican peso; the Japanese yen; the Singapore dollar; and the Australian dollar.

   Exposures are hedged primarily with foreign currency forward contracts that generally have maturity dates of less than one year. Company policy allows foreign currency coverage only for identifiable foreign currency exposures and, therefore, the Company does not enter into foreign currency contracts for trading purposes where the objective is to generate profits. The potential loss in fair value at December 31, 1999, based on year-end positions of outstanding foreign currency contracts resulting from a hypothetical 10% adverse change in all foreign currency exchange rates, would not be material. The potential loss would exclude hedges of existing balance sheet exposures as losses in these contracts would be offset by exchange gains in the underlying net monetary exposures for which the contracts are designated as hedges.

   As a rule, the Company generally views its investments in foreign subsidiaries from a long-term perspective, and therefore, does not hedge these investments. The Company uses capital structuring techniques to manage its investment in foreign subsidiaries as deemed necessary. The Company's net investment in foreign subsidiaries and affiliates, translated into U.S. dollars using year-end exchange rates, was $113.8 million at December 31, 1999. A potential loss in value of the Company's net investment in foreign subsidiaries resulting from a hypothetical 10% adverse change in quoted foreign exchange rates at the end of 1999 would approximate $11.4 million.

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

YEAR 2000 COSTS

Flowserve Corporation began preparing for the Year 2000 almost two years ago. The Company assessed how it might be impacted by the Year 2000 issue, and formulated and completed implementation of a comprehensive plan to address all concerns. To the best of the Company's knowledge, all mission-critical business and non-information technology systems now support its ability to provide products and services into the 21st century.

   The Year 2000 issue was the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer systems that had time-sensitive software may have recognized a date using "00" as the year 1900 rather than the year 2000. This could have resulted in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in normal business activities.


FLOWSERVE 1999 ANNUAL REPORT

   With regard to information systems, production and other equipment and products, the Company completed all remediation and testing well before the end of 1999.

   The Company's preliminary estimate of the total cost for Year 2000 compliance was approximately $7.0 million and actual expenses were approximately $6.1 million through the end of 1999. Virtually all of the amounts spent related to the cost to repair or replace software and associated hardware. The Company's costs included the amount specifically related to remedying Year 2000 issues, as well as costs for improved systems that are Year 2000-compliant and would have been acquired in the ordinary course of business, but whose acquisition had been accelerated to ensure compliance by the Year 2000.

   Other non-Year 2000 efforts have not been materially delayed or impacted by the Company's Year 2000 initiatives.

   The Company believes that the Year 2000 issue did not pose significant operational problems for the Company but will continue to monitor the situation closely. We feel that our early and thorough preparation has enabled us to meet the needs of our customers and stakeholders without significant interruption into the new century.

ACCOUNTING DEVELOPMENTS

In 1999, the Company adopted Financial Accounting Standards Board Statement of Position (SOP) No. 98-1, "Accounting for Costs of Software Developed or Obtained for Internal Use." SOP 98-1 is effective for fiscal periods beginning after December 15, 1998, and establishes guidelines to determine whether software-related costs should be capitalized or expensed. The adoption of this standard did not materially impact Flowserve's reported financial position, results of operation or cash flows.

   In 1999, the Financial Accounting Standards Board also issued one Statement of Financial Accounting Standard (SFAS) that was applicable to the Company - SFAS No. 137, "Deferral of the Effective Date of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 is now effective for fiscal years beginning after June 15, 2000. This standard is not expected to materially impact Flowserve's reported financial position, results of operations or cash flows.


FORWARD-LOOKING INFORMATION IS SUBJECT TO RISK
AND UNCERTAINTY

This document contains various forward-looking statements and includes assumptions about Flowserve's future market conditions, operations and results. These statements are based on current expectations and are subject to significant risks and uncertainties. They are made pursuant to safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Among the many factors that could cause actual results to differ materially from the forward-looking statements are: further changes in the already competitive environment for the Company's products or competitors' responses to Flowserve's strategies; the Company's ability to integrate IDP and Invatec into its management and operations; political risks or trade embargoes affecting important country markets; the health of the petroleum, chemical and power industries; economic turmoil in areas outside the United States; continued economic growth within the United States; unanticipated difficulties or costs or reduction in benefits associated with the implementation of the Company's "Flowserver" business process improvement initiative, including software; and the recognition of significant expenses associated with adjustments to realign the combined Company's facilities and other capabilities with its strategic and business conditions, including, without limitation, expenses incurred in restructuring the Company's operations to incorporate IDP facilities, and the cost of financing to be assumed in acquiring IDP. The Company undertakes no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise.



                                                    FLOWSERVE 1999 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF INCOME


                                                                                Year ended December 31,
                                                                      -----------------------------------------
(Amounts in thousands, except per share data)                            1999           1998           1997
                                                                      -----------    -----------    -----------
Sales                                                                 $ 1,061,272    $ 1,083,086    $ 1,152,196
Cost of sales                                                             697,928        667,753        703,319
                                                                      -----------    -----------    -----------
Gross profit                                                              363,344        415,333        448,877
   Selling and administrative expense                                     275,884        265,556        285,890
   Research, engineering and development expense                           25,645         26,372         26,893
   Merger transaction and restructuring expense                            15,860             --         44,531
   Merger integration expense                                              14,207         38,326          6,982
                                                                      -----------    -----------    -----------
Operating income                                                           31,748         85,079         84,581
   Interest expense                                                        15,504         13,175         13,275
   Other income, net                                                       (2,001)        (1,253)        (7,107)
   Gain on sale of subsidiary                                                  --             --        (11,376)
                                                                      -----------    -----------    -----------
Earnings before income taxes                                               18,245         73,157         89,789
Provision for income taxes                                                  6,068         25,502         38,223
                                                                      -----------    -----------    -----------
Earnings before cumulative effect of change in accounting principle        12,177         47,655         51,566
Cumulative effect of change in accounting principle                            --         (1,220)            --
                                                                      -----------    -----------    -----------
Net earnings                                                          $    12,177    $    48,875    $    51,566
                                                                      ===========    ===========    ===========
Earnings per share (basic and diluted)
   Before cumulative effect of change in accounting principle         $      0.32    $      1.20    $      1.26
   Cumulative effect of change in accounting principle                         --            .03             --
                                                                      -----------    -----------    -----------
Net earnings per share                                                $      0.32    $      1.23    $      1.26
                                                                      ===========    ===========    ===========
Average shares outstanding                                                 37,856         39,898         40,896


CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME


                                                                                Year ended December 31,
                                                                      -----------------------------------------
(Amounts in thousands)                                                   1999           1998           1997
                                                                      -----------    -----------    -----------
Net earnings                                                          $    12,177    $    48,875    $    51,566
Other comprehensive expense:
   Foreign currency translation adjustments                                20,874          9,861         24,002
   Nonqualified pension plan adjustment                                       842             --             --
                                                                      -----------    -----------    -----------
Other comprehensive expense                                                21,716          9,861         24,002
                                                                      -----------    -----------    -----------
Comprehensive (loss) income                                           $    (9,539)   $    39,014    $    27,564
                                                                      ===========    ===========    ===========

See accompanying notes to consolidated financial statements.

FLOWSERVE 1999 ANNUAL REPORT

CONSOLIDATED BALANCE SHEETS


                                                                             December 31,
                                                                     ---------------------------
(Amounts in thousands, except per share data)                          1999              1998
                                                                     ---------         ---------
ASSETS
Current assets:
   Cash and cash equivalents                                         $  30,463         $  24,928
   Accounts receivable, net                                            213,625           234,191
   Inventories                                                         168,356           199,286
   Prepaids and other current assets                                    41,344            28,885
                                                                     ---------         ---------
     Total current assets                                              453,788           487,290
Property, plant and equipment, net                                     209,976           209,032
Intangible assets, net                                                  96,435            99,875
Other assets                                                            77,952            74,000
                                                                     ---------         ---------
Total assets                                                          $838,151         $ 870,197
                                                                     =========         =========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                                  $  72,103         $  76,745
   Notes payable                                                           734             3,488
   Income taxes                                                          7,878            17,472
   Accrued liabilities                                                 111,820           107,028
   Long-term debt due within one year                                    3,125            14,393
                                                                     ---------         ---------
     Total current liabilities                                         195,660           219,126
Long-term debt due after one year                                      198,010           186,292
Post-retirement benefits and deferred items                            136,207           120,015
Commitments and contingencies
Shareholders' equity
   Serial preferred stock, $1.00 par value, no shares issued                --                --
   Common shares, $1.25 par value                                       51,856            51,856
     Shares authorized - 120,000
     Shares issued and outstanding - 41,484
   Capital in excess of par value                                       67,963            70,698
   Retained earnings                                                   344,254           353,249
                                                                     ---------         ---------
                                                                       464,073           475,803
   Treasury stock, at cost - 4,071 and 3,817 shares                    (93,448)          (90,404)
   Accumulated other comprehensive income                              (62,351)          (40,635)
                                                                     ---------         ---------
     Total shareholders' equity                                        308,274           344,764
                                                                     ---------         ---------
Total liabilities and shareholders' equity                           $ 838,151         $ 870,197
                                                                     =========         =========

See accompanying notes to consolidated financial statements.



                                                    FLOWSERVE 1999 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                         1999                      1998                      1997
                                                ----------------------    -----------------------   -----------------------
(Amounts in thousands)                           SHARES       AMOUNT       Shares        Amount      Shares        Amount
                                                --------     ---------    --------      ---------   ---------     ---------
COMMON SHARES
   Beginning balance - January 1                  41,484     $  51,856      41,484      $  51,856      41,482     $  51,854
   Stock activity under stock plans                   --            --          --             --           2             2
                                                --------     ---------    --------      ---------   ---------     ---------
   Ending balance - December 31                   41,484     $  51,856      41,484      $  51,856      41,484     $  51,856
                                                --------     ---------    --------      ---------   ---------     ---------

CAPITAL IN EXCESS OF PAR VALUE
   Beginning balance - January 1                             $  70,698                  $  70,655                 $  72,434
   Stock activity under stock plans                             (2,735)                        43                    (1,779)
                                                --------     ---------    --------      ---------   ---------     ---------
   Ending balance - December 31                              $  67,963                  $  70,698                 $  70,655
                                                --------     ---------    --------      ---------   ---------     ---------

RETAINED EARNINGS
   Beginning balance - January 1                             $ 353,249                  $ 326,681                 $ 298,563
   Stock activity under stock plans                                 --                         --                         3
   Net earnings                                                 12,177                     48,875                    51,566
   Cash dividends declared                                     (21,172)                   (22,307)                  (23,451)
                                                --------     ---------    --------      ---------   ---------     ---------
   Ending balance - December 31                              $ 344,254                  $ 353,249                 $ 326,681
                                                --------     ---------    --------      ---------   ---------     ---------

TREASURY STOCK
   Beginning balance - January 1                  (3,817)    $ (90,404)       (881)     $ (23,145)     (1,081)    $ (27,455)
   Stock activity under stock plans                  154         3,903         184          4,782         200         4,310
   Treasury stock repurchases                       (315)       (5,250)     (2,841)       (64,508)         --            --
   Rabbi Trust adjustment                            (93)       (1,697)       (279)        (7,533)         --            --
                                                --------     ---------    --------      ---------   ---------     ---------
   Ending balance - December 31                   (4,071)    $ (93,448)     (3,817)     $ (90,404)       (881)    $ (23,145)
                                                --------     ---------    --------      ---------   ---------     ---------

ACCUMULATED OTHER COMPREHENSIVE INCOME
   Beginning balance - January 1                             $ (40,635)                 $ (30,774)                $  (6,772)
   Foreign currency translation adjustment                     (20,874)                    (9,861)                  (24,002)
   Nonqualified pension plan adjustment                           (842)                        --                        --
                                                --------     ---------    --------      ---------   ---------     ---------
   Ending balance - December 31                              $ (62,351)                 $ (40,635)                $ (30,774)
                                                --------     ---------    --------      ---------   ---------     ---------

TOTAL SHAREHOLDERS' EQUITY
   Beginning balance - January 1                  37,667     $ 344,764      40,603      $ 395,273      40,401     $ 388,624
   Net changes in shareholders' equity              (254)      (36,490)     (2,936)       (50,509)        202         6,649
                                                --------     ---------    --------      ---------   ---------     ---------
   Ending balance - December 31                   37,413     $ 308,274      37,667      $ 344,764      40,603     $ 395,273
                                                ========     =========    ========      =========   =========     =========

See accompanying notes to consolidated financial statements.


FLOWSERVE 1999 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                    Year ended December 31,
                                                                --------------------------------
(Amounts in thousands)                                            1999        1998        1997
                                                                --------    --------    --------
CASH FLOWS - OPERATING ACTIVITIES:
   Net earnings                                                 $ 12,177    $ 48,875    $ 51,566
   Adjustments to reconcile net earnings to net cash provided by operating activities:
     Depreciation                                                 35,045      35,110      35,277
     Amortization                                                  4,554       4,189       3,656
     Gain on sale of subsidiary, net of income taxes                  --          --      (7,417)
     Loss on the sale of fixed assets                                440          57          33
     Cumulative effect of change in accounting principle              --      (1,220)         --
     Change in operating assets and liabilities,
        net of effects of acquisitions and dispositions:
          Accounts receivable                                     12,723       3,015     (18,401)
          Inventories                                             28,359     (11,507)     (9,943)
          Loss on impairment of facilities and equipment           2,834          --          --
          Prepaid expenses                                       (12,910)      8,718     (10,287)
          Other assets                                               436     (11,066)    (13,232)
          Accounts payable                                        (1,919)      5,654       1,574
          Accrued liabilities                                      6,333     (25,848)     48,806
          Income taxes                                           (12,395)      1,051      (2,005)
          Post-retirement benefits and deferred items              8,072      (3,709)     13,195
          Net deferred taxes                                      (1,817)      1,033      (1,477)
          Other                                                       --        (248)     (1,342)
                                                                --------    --------    --------
Net cash provided by operating activities                         81,932      54,104      90,003
                                                                --------    --------    --------
CASH FLOWS - INVESTING ACTIVITIES:
   Capital expenditures, net of disposals                        (40,535)    (38,249)    (39,560)
   Payments for acquisitions, net of cash acquired                (5,743)    (19,951)    (10,461)
   Proceeds from sale of subsidiary                                   --          --      18,793
   Other                                                              --        (427)      1,777
                                                                --------    --------    --------
Net cash flows used by investing activities                      (46,278)    (58,627)    (29,451)
                                                                --------    --------    --------
CASH FLOWS - FINANCING ACTIVITIES:
   Net repayments under lines of credit                          (13,645)     (2,314)        576
   Payments on long-term debt                                     (6,370)    (20,212)    (15,760)
   Proceeds from long-term debt                                   18,776      76,950         929
   Repurchase of common stock                                     (5,250)    (64,508)         --
   Proceeds from issuance of common stock                           (529)      4,764       2,584
   Dividends paid                                                (21,172)    (22,307)    (26,121)
   Other                                                            (842)         --          --
                                                                --------    --------    --------
Net cash flows used by financing activities                      (29,032)    (27,627)    (37,792)
                                                                --------    --------    --------
Effect of exchange rate changes                                   (1,087)     (1,524)     (3,091)
                                                                --------    --------    --------
Net change in cash and cash equivalents                            5,535     (33,674)     19,669
Cash and cash equivalents at beginning of year                    24,928      58,602      38,933
                                                                --------    --------    --------
Cash and cash equivalents at end of year                        $ 30,463    $ 24,928    $ 58,602
                                                                ========    ========    ========

Taxes paid                                                      $ 19,336    $ 23,579    $ 27,636
Interest paid                                                   $ 16,128    $ 11,190    $ 13,420

See accompanying notes to consolidated financial statements.



                                                    FLOWSERVE 1999 ANNUAL REPORT

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

BASIS OF COMPARISON

Certain amounts in 1998 and 1997 have been reclassified or restated to conform with the 1999 presentation.

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

   Business combinations accounted for under the purchase method of accounting include the results of operations of the acquired business from the date of acquisition. Net assets of the companies acquired are recorded at their fair value to the Company at the date of acquisition and any excess of purchase price over fair value of the identifiable assets is recorded as goodwill.

REVENUE RECOGNITION

Revenues and costs are generally recognized as units are shipped. Revenue for certain longer-term contracts is recognized based on the percentage of completion. Progress billings are generally shown as a reduction of inventory unless such billings are in excess of accumulated costs, in which case such balances are included in accrued liabilities.

SHORT-TERM INVESTMENTS AND CREDIT RISK

The Company places its temporary cash investments with financial institutions and, by policy, limits the amount of credit exposure to any one financial institution. These investments, with an original maturity of three months or less when purchased, are classified cash equivalents. They are highly liquid with principal values not subject to significant risk of change due to interest rate fluctuations. Credit risk is also limited due to the large number of customers in the Company's customer base, the Company's diverse product line and the dispersion of the Company's customers across many geographic regions. As of December 31, 1999, the Company does not believe that it had significant concentrations of credit risk.

ACCOUNTS RECEIVABLE

Accounts receivable are stated net of the allowance for doubtful accounts of $5,705 and $4,533 at December 31, 1999 and 1998, respectively.

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

Buildings, improvements, furniture and fixtures           5 to 35 years
Machinery and equipment                                   3 to 12 years
Capital leases                                            3 to 25 years

INTANGIBLES

The excess cost over the fair value of net assets acquired (goodwill) is amortized on a straight-line basis over 15 to 40 years. The carrying value of goodwill is reviewed if the facts and circumstances suggest that it may be impaired. If this review indicates that goodwill will not be recoverable, as determined based on the undiscounted cash flows of the entity acquired over the remaining amortization period, the Company's carrying value of the goodwill will be adjusted accordingly. Accumulated amortization was $21,531 and $14,062 as of December 31, 1999 and 1998, respectively.



FLOWSERVE 1999 ANNUAL REPORT

HEDGING/FORWARD CONTRACTS

The Company is party to forward contracts for purposes of hedging certain transactions denominated in foreign currencies. The Company has a risk-management and derivatives policy statement outlining the conditions in which the Company can enter into hedging or forward transactions. Gains and losses on forward contracts qualifying as hedges are deferred and included in the measurement of the related foreign currency transaction. Gains and losses on hedges of existing assets or liabilities are included in the carrying amounts of those assets or liabilities and are ultimately recognized in income as part of those carrying amounts. Gains and losses related to hedges of anticipated transactions are recognized in income as the transactions occur. The carrying amounts in the Company's financial instruments approximate fair value as defined under Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures about Fair Value of Financial Instruments." Fair value is estimated by reference to quoted prices by financial institutions. The Company is exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments, but it expects all counterparties to meet their obligations, given their high credit ratings. As of December 31, 1999, the Company had no significant outstanding hedges or forward contracts with third parties.

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

ACCOUNTING DEVELOPMENTS

In 1999, the Company adopted Financial Accounting Standards Board Statement of Position (SOP) No. 98-1, "Accounting for Costs of Software Developed or Obtained for Internal Use." SOP 98-1 is effective for fiscal periods beginning after December 15, 1998, and establishes guidelines to determine whether software-related costs should be capitalized or expensed. The adoption of this standard did not materially impact Flowserve's reported financial position, results of operation or cash flows.

   In 1999, the Financial Accounting Standards Board also issued one Statement of Financial Accounting Standard (SFAS) that was applicable to the Company - SFAS No. 137, "Deferral of the Effective Date of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 is now effective for fiscal years beginning after June 15, 2000. This standard is not expected to materially impact Flowserve's reported financial position, results of operations or cash flows.

EARNINGS PER SHARE

Earnings per share is presented in accordance with SFAS No. 128, "Earnings Per Share." The Company's potentially dilutive common stock equivalents have been immaterial for all periods presented. Accordingly, basic earnings per share is equal to diluted earnings per share and is presented on the same line for income statement presentation.

INCOME TAXES

The Company accounts for income taxes under the liability method in accordance with SFAS No. 109, "Accounting for Income Taxes."

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

NOTE 2: MERGER

On July 22, 1997, shareholders of Durco International Inc. (Durco) and BW/IP, Inc. (BW/IP) voted to approve a merger between Durco and BW/IP in a stock-for-stock merger of equals that was accounted for as a pooling of interests transaction. As part of the merger agreement, the Company changed its name from Durco to Flowserve Corporation. The Company issued approximately 16,914,000 shares of common stock in connection with the merger. BW/IP shareholders received 0.6968 shares of the Company's common stock for each previously owned share of BW/IP stock.

   The consolidated financial statements, including the accompanying notes thereto, have been restated for all periods prior to the merger to include the financial position, results of operations, and cash flows of BW/IP and Durco as if the merger had occurred at the beginning of all periods presented.



                                                    FLOWSERVE 1999 ANNUAL REPORT

   In connection with the merger, the Company recorded a one-time charge of $11,900 for merger-related expenses in 1997. These expenses included severance and other expenses triggered by the merger and investment banking fees, legal fees, and other costs related to the merger, which are primarily nondeductible for tax purposes.

   In 1997, the Company developed a merger integration program that includes facility rationalizations in North America and Europe, organizational realignments at the corporate and division levels, procurement initiatives, investments in training, and support for the service and repair operations. In the fourth quarter of 1997, the Company recognized a one-time restructuring charge of $32,600 related to this program. Other nonrecurring expenses related to the merger (merger integration expense) were incurred in 1999, 1998 and 1997 in order to achieve the planned synergies. These expenses of $14,200, $38,300 and $7,000, respectively, were principally for costs for consultants, relocation and training.

   As of June 30, 1999, the restructuring portion of the merger integration had been completed. The Company paid severance to approximately 331 employees at a cost of $22,400.

   Expenditures charged to the 1997 restructuring reserve were:

                                         Other Exit
                              Severance     Costs       Total
                              ---------  ----------   --------
Balance at October 27, 1997   $  22,400  $   10,200   $ 32,600
Cash expenditures                (3,400)       (500)    (3,900)
Noncash expenditures                 --      (1,200)    (1,200)
                              ---------  ----------   --------
Balance at December 31, 1997     19,000       8,500     27,500
Cash expenditures               (16,300)     (3,100)   (19,400)
Noncash expenditures                 --      (5,400)    (5,400)
                              ---------  ----------   --------
Balance at December 31, 1998      2,700          --      2,700
Cash expenditures                (2,700)         --     (2,700)
Noncash expenditures                 --          --         --
                              ---------  ----------   --------
Balance at December 31, 1999  $      --  $       --   $     --
                              =========  ==========   ========

NOTE 3: RESTRUCTURING

In the fourth quarter of 1999, the Company initiated a restructuring program that included a one-time charge of $15,860 recorded as restructuring expense. The restructuring charge related to the planned closure of 10 facilities and a corresponding reduction in workforce at those locations, as well as at other locations that are part of the restructuring.

   The restructuring program is expected to result in a net reduction of approximately 300 employees at a cost of $12,900. In addition, exit costs associated with the facilities closings are estimated at $2,960. As of December 31, 1999, the program had resulted in a net reduction of 64 employees.

   Expenditures charged to the 1999 restructuring reserve were:

                                          Other Exit
                              Severance      Costs       Total
                              ---------   -----------   --------
Balance at December 24, 1999  $  12,900   $     2,960   $ 15,860
Cash expenditures                  (102)           --       (102)
Noncash expenditures                 --            --         --
                              ---------   -----------   --------
Balance at December 31, 1999  $  12,798   $     2,960   $ 15,758
                              =========   ===========   ========

NOTE 4: ACQUISITIONS AND DISPOSITIONS

In October 1999, the Company purchased certain assets and liabilities of Honeywell's industrial control-valve product line and production equipment located near Frankfurt, Germany. The Company expects to complete the phased move of this operation to its existing control-valve manufacturing facilities in Europe by March 2000. This business generated revenues of about $7 million in 1999. In October 1999, the Company also acquired R&C Valve Service, Inc. The assets of this company were integrated into the Company's existing service center network during the fourth quarter of 1999.

   In July 1998, the Company purchased certain assets and liabilities of the Valtek Engineering Division of Allen Power Engineering, Limited, from Rolls Royce plc. The Valtek Engineering Division was the British licensee for many of Flowserve's control-valve products, with exclusive territorial rights for portions of Europe, the Middle East and Africa since 1971.

   In September 1998, the Company acquired the remaining 49% ownership interest in Durametallic Asia Pte. Ltd., a fluid sealing manufacturer located in Singapore, from its joint-venture partner. Also in 1998, the Company acquired the outstanding shares of ARS Lokeren NV, a Belgian company, and ZAR Beheer BV, a Dutch company, which specialize in the service and repair of industrial valves, with service and repair facilities near Rotterdam, the Netherlands, and Ghent and Antwerp, Belgium.

   In 1997, the Company purchased the 49% remaining shares of its joint venture in Argentina, Byron Jackson Argentina I.C.S.A., and purchased the engineered pump business of Stork Pompen, B.V.

   The Company sold its wholly owned Metal Fab subsidiary for $18,793 in December 1997 and realized a pretax gain of $11,376. In addition, in 1997 the Company sold its Filtration Systems Division.



FLOWSERVE 1999 ANNUAL REPORT

NOTE 5: STOCK PLANS

The Company maintains shareholder-approved stock option plans, which in 1999 provided for the grant of an additional 1,900,000 options to purchase shares of the Company's common stock. At December 31, 1999, approximately 1,089,500 options were available for grant. Options under these plans have been granted to officers and employees to purchase shares of common stock at or above the fair market value at the date of grant. Generally, these options, whether granted from the current or prior plans, become exercisable over staggered periods, but expire after 10 years from the date of the grant. The plan provides that any option may include a stock appreciation right; however, none has been granted since 1989. The aggregate number of shares exercisable was 2,117,816 at December 31, 1999; 1,703,171 at December 31, 1998; and 1,707,677 at December 31, 1997.

   Stock options issued to officers and other employees were:

                                                            1999                     1998                     1997
                                                    ---------------------   ----------------------  -----------------------
                                                                 Weighted                Weighted                  Weighted
                                                                  Average                 Average                  Average
                                                                 Exercise                Exercise                  Exercise
                                                      Shares      Price      Shares        Price      Shares        Price
                                                    -----------  --------   ----------  ----------  ----------     --------
Number of shares under option:
   Outstanding at beginning of year                   2,831,614  $  23.49    2,246,557  $    25.05   1,842,239     $  22.83
   Granted                                            1,249,501     18.29      794,240       18.50     690,270        26.53
   Exercised                                            (28,149)    11.63     (167,867)      20.32    (285,952)       14.30
   Cancelled                                           (130,037)    23.88      (41,316)      25.80          --           --
                                                    -----------  --------   ----------  ----------  ----------     --------
   Outstanding at end of year                         3,922,929  $  21.86    2,831,614  $    23.49   2,246,557     $  25.05
                                                    ===========  ========   ==========  ==========  ==========     ========

   The weighted average contractual life of options outstanding is 7.4 years. Additional information relating to the range of options outstanding at December 31, 1999, is as follows:

                                                                Options Outstanding                   Options Exercisable
                                                     -----------------------------------------  ----------------------------------
                                                      Weighted
                                                       Average                    Weighted                             Weighted
                                                      Remaining                    Average            Number            Average
Range of Exercise Prices                             Contractual    Number      Exercise Price    Exercisable at    Exercise Price
Per Share                                               Life      Outstanding     Per Share     December 31, 1999     Per Share
                                                     -----------  -----------   --------------  -----------------   --------------
$ 5.95 - $11.76                                           2.0          33,106        $ 8.58            33,106           $ 8.58
$11.76 - $27.44                                           7.9       3,131,773        $19.67         1,427,444           $21.54
$27.44 - $39.20                                           5.8         758,050        $31.48           657,266           $31.72
                                                                  -----------                      ----------
                                                                    3,922,929                       2,117,816
                                                                  ===========                      ==========

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

Year ended December 31,            1999      1998      1997
                                  ------    ------    ------
Risk-free interest rate              6.1%      5.6%      5.5%
Dividend yield                       3.3%      3.3%      2.0%
Stock volatility                    32.5%     34.1%     35.5%
Average expected life (years)        9.1       8.6       8.1

   The options granted had a weighted average "fair value" per share on date of grant of $5.75 in 1999, $6.14 in 1998 and $10.69 in 1997. For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options vesting periods.

   The Company's pro forma information is as follows:

Year ended December 31,     1999     1998       1997
                          -------   -------    -------
Net earnings
   As reported            $12,177   $48,875    $51,566
   Pro forma                8,671    47,030     48,224
Earnings per share
   (basic and diluted)
   As reported            $  0.32   $  1.23    $  1.26
   Pro forma                 0.23      1.18       1.18


                                                    FLOWSERVE 1999 ANNUAL REPORT

   Because the determination of the fair value of all options granted includes an expected volatility factor and because additional option grants are expected to be made each year, the above pro forma disclosures are not representative of pro forma effects for future years.

   The amended restricted stock plan as approved by shareholders in 1999 authorizes the grant of up to 250,000 shares of the Company's common stock. In general, the shares cannot be transferred for a period of at least one but not more than 10 years and are subject to forfeiture during the restriction period. The fair value of the shares is amortized to compensation expense over the periods in which the restrictions lapse. Restricted stock grants were 181,213 shares in 1999, 10,165 shares in 1998 and 21,700 shares in 1997. The weighted average fair value of the restricted stock grants at date of grant was $18.66 in 1999, $24.07 in 1998 and $27.73 in 1997. Total compensation expense recognized in the income statement for all stock-based awards was $878 in 1999, $485 in 1998 and $510 in 1997.

NOTE 6: DETAILS OF CERTAIN CONSOLIDATED BALANCE
SHEET CAPTIONS

INVENTORIES
Inventories and the method of determining cost were:

December 31,                             1999        1998
                                      ---------   ---------
Raw materials                         $  29,674   $  26,088
Work in process and finished goods      182,493     226,843
Less: Progress billings                  (5,746)    (15,024)
                                      ---------   ---------
                                        206,421     237,907
LIFO reserve                            (38,065)    (38,621)
                                      ---------   ---------
Net inventory                         $ 168,356   $ 199,286
                                      =========   =========
Percent of inventory accounted for
   by LIFO                                   64%         61%
Percent of inventory accounted for
   by FIFO                                   36%         39%

   The U.S. operations of the former BW/IP changed its method of accounting for inventory to LIFO during 1998. Because the December 31, 1997, BW/IP inventory valued at FIFO is the opening LIFO inventory, there is neither a cumulative effect to January 1, 1998, nor pro forma amounts of retroactively applying the change to LIFO. The effect of the change in 1998 was not significant.


PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment were:

December 31,                              1999        1998
                                       ----------  ---------
Land                                   $   16,311  $  17,856
Buildings, improvements, furniture
   and fixtures                           189,561    179,588
Machinery, equipment, capital leases
   and construction in progress           293,310    290,730
                                       ----------  ---------
                                          499,182    488,174
Less: Accumulated depreciation           (289,206)  (279,142)
                                       ----------  ---------
Net property, plant and equipment      $  209,976  $ 209,032
                                       ==========  =========

OTHER ASSETS
Other assets were:


December 31,                                1999      1998
                                           -------   -------
Pension assets                             $    --   $11,461
Deferred tax assets                         33,914    22,098
Deferred compensation funding               13,773    10,408
Investments in unconsolidated affiliates     7,091     5,331
Prepaid financing fees                       2,882       935
Long-term notes receivable                   1,978     2,914
Other                                       18,314    20,853
                                           -------   -------
Total                                      $77,952   $74,000
                                           =======   =======

ACCRUED LIABILITIES
Accrued liabilities were:

December 31,                                 1999      1998
                                           --------  --------
Wages and other compensation               $ 56,285  $ 62,249
Accrued restructuring, current portion       15,758     2,730
Accrued commissions and royalties             8,876     7,494
Other                                        30,901    34,555
                                           --------  --------
Total                                      $111,820  $107,028
                                           ========  ========

POST-RETIREMENT BENEFITS AND DEFERRED ITEMS
Post-retirement benefits and deferred items were:

December 31,                                 1999      1998
                                           --------  --------
Post-retirement benefits                   $ 65,359  $ 64,311
Deferred compensation                        19,251    13,231
Deferred taxes                               26,233    16,977
Other                                        25,364    25,496
                                           --------  --------
Total                                      $136,207  $120,015
                                           ========  ========




FLOWSERVE 1999 ANNUAL REPORT

NOTE 7: DEBT AND LEASE OBLIGATIONS
Long-term debt, including capital lease obligations, consisted of:

December 31,                         1999       1998
                                   --------   --------
Senior Notes, interest of
   7.14% and 7.17%                 $ 50,000   $ 58,333
Revolving credit agreement,
   interest at 7.07% in 1999
   and 5.50% in 1998                140,000    124,000
Loan, due annually through 2002,
   interest at 8.94%                 10,156     12,321
Credit agreements, average
   interest rate 6.20% in 1998           --      2,935
Capital lease obligations
   and other                            979      3,096
                                   --------   --------
                                    201,135    200,685
Less amounts due within one year      3,125     14,393
                                   --------   --------
Total long-term debt               $198,010   $186,292
                                   ========   ========

   Maturities of long-term debt, including capital lease obligations, for the next five years are:

2000                               $  3,125
2001                                  3,125
2002                                  9,906
2003                                 10,000
2004                                 10,000
Thereafter                          164,979
                                   --------
Total                              $201,135
                                   ========

   In October 1999, the Company entered into a five-year $600,000 revolving credit agreement that replaced the Company's existing $200,000 agreement. As of December 31, 1999, the Company had commitments available of $460,000, and $140,000 was outstanding. The Company has an interest-rate swap that fixes $50,000 usage of the revolving credit facility at 6.74%.

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

   In 1992, the Company issued $50,000 Senior Notes requiring annual payments of $8,333 through 1999, bearing interest at 7.92%. The final payment was made May 17, 1999. In 1996, the Company issued $30,000 Senior Notes requiring annual principal payments of $6,000 commencing in 2002, bearing interest of 7.14%. In 1997, the Company issued $20,000 in Senior Notes, bearing interest of 7.17% with principal payments of $4,000 due annually, commencing in 2003.

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

   At December 31, 1998, the Company had short-term credit facilities available from banks under which it could borrow at local market rates up to $58,500. Under these facilities, the Company had borrowings outstanding of $3,488 at December 31, 1998. The weighted average interest rate on these borrowings at December 31, 1998, was 6.0%. Borrowings against these facilities were used primarily to support the operations of foreign subsidiaries. These short-term credit facilities were terminated in 1999 and replaced by additional available credit under the revolving credit agreement.

   As of December 31, 1999, the Company had contingent obligations of $10,518 relating to bank guarantees and credit lines and $27,083 relating to outstanding letters of credit and performance bonds.

   The Company has noncancelable operating leases for certain offices, service and quick response centers, certain manufacturing and operations facilities, and machinery, equipment and automobiles. Rental expense relating to operating leases was $11,648 in 1999, $11,798 in 1998 and $15,000 in 1997.

   The future minimum lease payments under noncancelable operating leases are:

2000                        $ 8,243
2001                          5,870
2002                          4,594
2003                          3,085
2004                          2,837
Thereafter                    4,096
                            -------
Total                       $28,725
                            =======

                                                    FLOWSERVE 1999 ANNUAL REPORT

NOTE 8: DEFERRED COMPENSATION - RABBI TRUST

In September 1998, the Company adopted the provisions of EITF No. 97-14, "Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested." This standard established new guidelines for deferred compensation arrangements where amounts earned by an employee are invested in the employer's stock that is placed in a Rabbi Trust. The EITF requires that the Company's stock held in the trust be recorded at historical cost, the corresponding deferred compensation liability recorded at the current fair value of the Company's stock, and the stock held in the Rabbi Trust classified as treasury stock. The difference between the historical cost of the stock and the fair value of the liability at September 30, 1998, has been recorded as a cumulative effect of a change in accounting principle of $1,220, net of tax. Prior-year financial statements have not been restated to reflect the change in accounting principle. The effect of the change on 1997 income before the cumulative effect would have been a reduction of $490. Subsequent to the adoption of the provision, the effect on continuing operations has been immaterial.

NOTE 9: RETIREMENT BENEFITS

The Company sponsors several noncontributory defined benefit pension plans, covering substantially all U.S. employees, which provide benefits based on years of service and compensation. Retirement benefits for all other employees are provided through defined contribution pension plans, cash balance pension plans and government-sponsored retirement programs. All defined benefit pension plans are funded based on independent actuarial valuations to provide for current service and an amount sufficient to amortize unfunded prior service over periods not to exceed 30 years.

   Net defined benefit pension expense (including both qualified and nonqualified plans) was:

Year ended December 31,          1999        1998        1997
                               --------    --------    --------
Service cost-benefits earned
   during the period           $  7,817    $  6,411    $  5,627
Interest cost on projected
   benefit obligations           14,978      14,704      13,931
Gain on plan assets             (19,137)    (18,086)    (16,284)
Unrecognized prior
   service (benefit) cost          (311)        537        (427)
Unrecognized net
   (asset) obligation              (529)       (499)        576
                               --------    --------    --------
Net defined benefit
   pension expense             $  2,818    $  3,067    $  3,423
                               ========    ========    ========

   The following table reconciles the plans' funded status to amounts recognized in the Company's consolidated balance sheets:

December 31,                              1999          1998
                                       ---------     ---------
Projected benefit obligations          $ 208,745     $ 226,463
Plan assets, at fair value               239,133       225,260
                                       ---------     ---------
Plan assets in excess of (less than)
   projected benefit obligations          30,388        (1,203)
Unrecognized net transition asset           (716)         (942)
Unrecognized net gain                    (14,616)         (622)
Unrecognized prior service
   (cost) benefit                        (21,426)        2,612
                                       ---------     ---------
Net pension liability                  $  (6,370)    $    (155)
                                       =========     =========
Discount rate                               7.50%         6.75%
Rate of increase in
   compensation levels                       4.5%     4.0%-8.0%
Long-term rate of return on assets           9.5%          9.5%

   Following is a reconciliation of the defined benefit pension obligations:

December 31,                          1999          1998
                                    --------       --------
Beginning benefit obligation        $226,463       $210,878
Service cost                           7,817          6,411
Interest cost                         14,978         14,704
Plan amendments                      (21,617)             -
Actuarial (gain) loss                 (4,293)         7,725
Benefits paid                        (14,603)       (13,154)
Curtailments                              --           (101)
                                    --------       --------
Ending benefit obligation           $208,745       $226,463
                                    ========       ========

   Following is a reconciliation of the defined benefit pension assets:

December 31,                          1999           1998
                                    --------       --------
Beginning plan assets               $225,260       $219,860
Return on plan assets                 28,081         18,093
Company contributions                    395            462
Benefits paid                        (14,603)       (13,155)
                                    --------       --------
Ending plan assets                  $239,133       $225,260
                                    ========       ========

   The Company sponsors several defined contribution pension plans covering substantially all U.S. and Canadian employees and certain other foreign employees. Employees may contribute to these plans, and these contributions are matched in varying


FLOWSERVE 1999 ANNUAL REPORT
amounts by the Company. The Company may also make additional contributions for eligible employees. Defined contribution pension expense for the Company was $7,712 in 1999, $7,309 in 1998 and $7,733 in 1997. Effective July 1, 1999, three existing defined benefit programs for U.S. employees were consolidated into one program. The plan was amended to reflect the conversion of primarily final-average-pay methodologies into a cash balance design and resulted in lowering the defined benefit pension obligation by $21,617 in 1999. In conjunction with this change, new employee groups became eligible to participate in the plan.

   The Company also sponsors several defined benefit post-retirement health care plans covering approximately 60% of future retirees and most current retirees in the United States. These plans are for medical and dental benefits and are provided through insurance companies and health maintenance organizations. The plans include participant contributions, deductibles, coinsurance provisions and other limitations, and are integrated with Medicare and other group plans. The plans are funded as insured benefits and health maintenance organization premiums are incurred.

   Net post-retirement benefit expense comprised:

Year ended December 31,           1999       1998       1997
                                 -------    -------    -------
Service cost - benefits earned
   during the period             $   957    $   882    $   916
Interest cost on accumulated
   post-retirement benefit
   obligations                     3,841      3,749      3,652
Amortization of unrecognized
   prior service cost             (1,333)    (1,497)    (2,012)
                                 -------    -------    -------
Net post-retirement
   benefit expense               $ 3,465    $ 3,134    $ 2,556
                                 =======    =======    =======

   Following is a reconciliation of the accumulated post-retirement benefits obligations:

December 31,                              1999        1998
                                        --------    --------
Beginning accumulated
   post-retirement benefit obligation   $ 57,313    $ 53,072
Service cost                                 957         882
Interest cost                              3,841       3,749
Plan amendments                           (7,565)         --
Actuarial (gain) loss                     (1,396)      3,460
Benefits paid                             (4,105)     (3,850)
                                        --------    --------
Ending accumulated post-retirement
   benefit obligation                   $ 49,045    $ 57,313
                                        ========    ========

   The following table presents the components of post-retirement benefit amounts recognized in the Company's consolidated balance sheet:

December 31,                                1999        1998
                                          --------    --------
Actuarial present value of accumulated
   post-retirement benefit obligations:   $ 49,045    $ 57,313
Unrecognized prior service benefit          13,568       7,369
Unrecognized net gain (loss)                 1,059        (371)
                                          --------    --------
Accrued post-retirement benefits          $ 63,672    $ 64,311
                                          ========    ========

Discount rate                                 7.50%       6.75%

   The assumed ranges for the annual rates of increase in per capita costs for periods prior to Medicare were 7.5% for 1999 with a gradual decrease to 6.0% for 2002 and future years, and for periods after Medicare, 5.5% for 1999 with a gradual decrease to 5.0% for 2002 and future years.

   Increasing the assumed rate of increase in post-retirement benefit costs by 1% in each year would increase net post-retirement benefit expense by approximately $304 and accumulated post-retirement benefit obligations by $3,379. Reducing the assumed rate of decrease in post-retirement benefit costs by 1% in each year would reduce net post-retirement benefit expense by approximately $280 and accumulated benefit obligations by $3,093.

   The Company made contributions to the defined benefit post-retirement plan of $4,105 in 1999 and $3,850 in 1998.

NOTE 10: CONTINGENCIES

As of December 31, 1999, the Company was involved as a "potentially responsible party" (PRP) at five former public waste disposal sites that may be subject to remediation under pending government procedures. The sites are in various stages of evaluation by federal and state environmental authorities. The projected cost of remediating these sites, as well as the Company's alleged "fair share" allocation, is uncertain and speculative until all studies have been completed and the parties have either negotiated an amicable resolution or the matter has been judicially resolved. At each site, there are many other parties who have similarly been identified, and the identification and location of additional parties is continuing under applicable federal or state law. Many of the other parties identified are financially strong and solvent companies that appear able to pay their share of the remediation costs. Based on the Company's preliminary information about the waste disposal practices at these sites and the environmental regulatory process in general, the Company believes that it is likely that ultimate remediation



                                                    FLOWSERVE 1999 ANNUAL REPORT
liability costs for each site will be apportioned among all liable parties, including site owners and waste transporters, according to the volumes and/or toxicity of the wastes shown to have been disposed of at the sites.

   The Company is a defendant in numerous pending lawsuits (which include, in many cases, multiple claimants) that seek to recover damages for alleged personal injury allegedly resulting from exposure to asbestos-containing products formerly manufactured and distributed by the Company. All such products were used within self-contained process equipment, and management does not believe that there was any emission of ambient asbestos fiber during the use of this equipment.

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

NOTE 11: SHAREHOLDERS' EQUITY

In 1997, the Company increased its authorized $1.25 par value common stock from 60,000,000 to 120,000,000 shares. The authorized shares were increased in connection with the merger of Durco and BW/IP resulting in the formation of Flowserve Corporation. At both December 31, 1999 and 1998, the Company had authorized 1,000,000 shares of $1.00 par value preferred stock.

   Each share of the Company's common stock contains a preferred stock purchase right. These rights are not currently exercisable and trade in tandem with the common stock. The rights become exercisable and trade separately in the event of certain significant changes in common stock ownership or on the commencement of certain tender offers that, in either case, may lead to a change of control of the Company. Upon becoming exercisable, the rights provide shareholders the opportunity to acquire a new series of Company preferred stock to be then automatically issued at a preestablished price. In the event of certain forms of acquisition of the Company, the rights also provide Company shareholders the opportunity to purchase shares of the acquiring Company's common stock from the acquirer at a 50% discount from the current market value. The rights are redeemable for $0.022 per right by the Company at any time prior to becoming exercisable and will expire in August 2006.

   At December 31, 1999, approximately 2,210,323 shares of common stock were reserved for exercise of stock options and for grants of restricted stock.

NOTE 12: INCOME TAXES

The provision (benefit) for taxes on income consisted of the following:

Year ended December 31,     1999        1998       1997
                          --------    --------   --------
Current:
U.S. federal              $  1,179    $  1,226   $ 30,461
Non-U.S                      8,836      13,798     17,752
State and local              1,630         438      5,485
                          --------    --------   --------
Total current               11,645      15,462     53,698
                          --------    --------   --------
Deferred:
U.S. federal               (11,780)      7,915    (15,585)
Non-U.S                      6,777       1,409      1,012
State and local               (574)        716       (902)
                          --------    --------   --------
Total deferred              (5,577)     10,040    (15,475)
                          --------    --------   --------
Total provision           $  6,068    $ 25,502   $ 38,223
                          ========    ========   ========

   The provision for taxes on income was different from the statutory corporate rate due to the following:

Year ended December 31,              1999       1998       1997
                                    ------     ------     ------
U.S. federal income tax rate          35.0%      35.0%      35.0%
Non-U.S. tax rate differential
   and utilization of operating
   loss carryforwards                  0.7        2.6        2.2
Merger transaction expenses             --         --        3.7
State and local income
   taxes, net                          2.7        1.4        3.2
Utilization of tax credits            (1.6)      (1.5)      (2.7)
Foreign sales corporation             (2.2)      (2.6)      (1.8)
Other net                             (1.3)        --        3.0
                                    ------     ------     ------
Effective tax rate                    33.3%      34.9%      42.6%
                                    ======     ======     ======



FLOWSERVE 1999 ANNUAL REPORT

   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's consolidated deferred tax assets and liabilities were:

December 31,                             1999      1998
                                       -------   -------
Deferred tax assets related to:
   Post-retirement benefits            $23,989   $17,556
   Net operating loss carryforwards      4,837    11,553
   Compensation accruals                 9,773     8,131
   Inventories                              --     7,892
   Credit carryforwards                  5,410     3,679
   Loss on dispositions                  1,852     2,462
   Warranty and accrued liabilities      2,542     1,258
   Restructuring charge                  9,013       988
   Other                                 4,851     9,914
                                       -------   -------
     Total deferred tax assets          62,267    63,433
   Less valuation allowances             7,763     8,655
                                       -------   -------
     Net deferred tax assets            54,504    54,778
                                       -------   -------
Deferred tax liabilities related to:
   Property, plant and equipment        12,520    13,563
   Goodwill                             10,610    12,225
   Other                                 2,183     5,376
                                       -------   -------
     Total deferred tax liabilities     25,313    31,164
                                       -------   -------
Deferred tax assets, net               $29,191   $23,614
                                       =======   =======

   The Company has recorded valuation allowances to reflect the estimated amount of deferred tax assets that may not be realized due to the expiration of net operating loss and foreign tax credit carryforwards. The net changes in the valuation allowances were attributable to utilization and expiration of net operating loss carryforwards partially offset by an increase in expected nonutilization of net operating loss and credit carryforwards. The Company had approximately $13,000 of net operating loss carryforwards at December 31, 1999, the majority of which was generated in non-U.S. jurisdictions in which net operating losses do not expire.

   Earnings before income taxes comprised:

Year ended December 31,         1999      1998       1997
                              --------   -------    -------
U.S.                          $(21,116)  $27,326    $48,897
Non-U.S.                        39,361    45,831     40,892
                              --------   -------    -------
                              $ 18,245   $73,157    $89,789
                              ========   =======    =======

   Undistributed earnings of the Company's non-U.S. subsidiaries amounted to approximately $137,000 at December 31, 1999. These earnings are considered to be indefinitely reinvested and, accordingly, no additional U.S. income taxes or non-U.S. withholding taxes have been provided. Determination of the amount of additional taxes that would be payable if such earnings were not considered indefinitely reinvested is not practical.

NOTE 13: SEGMENT INFORMATION

Flowserve is principally engaged in the worldwide design, manufacture, distribution and service of industrial flow management equipment. The Company provides pumps, valves, mechanical seals and flow management services primarily for the refinery and pipeline segments of the petroleum industry, the chemical-processing industry, the power-generation industry and other industries requiring flow management products.

   The Company has three divisions, each of which constitutes a business segment. Each division manufactures different products and is defined by the type of products and services provided. Each division has a president, who reports directly to the Office of the Chief Executive, and a Division Controller. For decision-making purposes, the Chief Executive Officer, Chief Financial Officer and other members of upper management use financial information generated and reported at the division level.

   The Rotating Equipment Division designs, manufactures and distributes pumps and related equipment. The Flow Control Division designs, manufactures and distributes automated and manual quarter-turn valves, control valves and valve actuators, and related components. The Flow Solutions Division designs, manufactures and distributes mechanical seals and sealing systems and provides service and repair for flow control equipment used in process industries. The Company also has a corporate headquarters that does not constitute a separate division or business segment. Amounts classified as All Other include Corporate Headquarters costs, other minor entities that are not considered separate segments and businesses subsequently divested. See Note 4: Acquisitions and Dispositions.



                                                    FLOWSERVE 1999 ANNUAL REPORT

   The Company evaluates segment performance and allocates resources based on profit or loss excluding merger transaction, integration, restructuring and interest expense, other income and income taxes. The accounting policies of the reportable segments are the same as described in Note 1: Significant Accounting Policies. Intersegment sales and transfers are recorded at cost plus a profit margin. This intersegment profit is eliminated in consolidation.

                                                      ROTATING       FLOW        FLOW                      CONSOLIDATED
YEAR ENDED DECEMBER 31, 1999                          EQUIPMENT     CONTROL     SOLUTIONS    ALL OTHER         TOTAL
                                                      ----------   ----------   ----------   ----------    ------------
Sales to external customers                           $  347,159   $  283,670   $  423,658   $    6,785    $  1,061,272
Intersegment sales                                         6,011       11,650       14,841      (32,502)             --
Segment operating income(1)                               19,927       23,536       55,882      (37,530)         61,815
Segment operating income (before all special items)       23,095       25,069       56,148      (31,631)         72,681
Depreciation and amortization                             10,246        9,824       12,998        6,531          39,599

Identifiable assets                                   $  222,999   $  213,322   $  292,015   $  109,815    $    838,151
Capital expenditures                                      12,377        4,583       17,068        6,507          40,535

(1) Excludes merger transaction, integration, restructuring, interest expense, other income and income taxes.

                                                      ROTATING       FLOW        FLOW                      CONSOLIDATED
YEAR ENDED DECEMBER 31, 1998                          EQUIPMENT     CONTROL     SOLUTIONS    ALL OTHER         TOTAL
                                                      ----------   ----------   ----------   ----------    ------------
Sales to external customers                           $  365,806   $  298,918   $  412,076   $    6,286    $  1,083,086
Intersegment sales                                         5,663       14,253       16,436      (36,352)             --
Segment operating income(1)                               39,078       43,826       65,113      (24,612)        123,405
Depreciation and amortization                             11,535       11,290       13,186        3,288          39,299

Identifiable assets                                   $  285,618   $  233,120   $  266,485   $   84,974    $    870,197
Capital expenditures                                      13,416        9,284       15,049          500          38,249

(1) Excludes merger transaction, integration, restructuring, interest expense, other income and income taxes.

                                                      ROTATING       FLOW        FLOW                      CONSOLIDATED
YEAR ENDED DECEMBER 31, 1997                          EQUIPMENT     CONTROL     SOLUTIONS    ALL OTHER         TOTAL
                                                      ----------   ----------   ----------   ----------    ------------
Sales to external customers                           $  403,801   $  305,150   $  415,321   $   27,924    $  1,152,196
Intersegment sales                                         9,000       12,001       14,780      (35,781)             --
Segment operating income(1)                               50,969       46,981       62,728      (24,584)        136,094
Depreciation and amortization                              9,767        9,160       13,286        6,720          38,933

Identifiable assets                                   $  301,176   $  219,074   $  257,531   $  102,244    $    880,025
Capital expenditures                                      14,623        8,140       11,733        5,064          39,560

(1) Excludes merger transaction, integration, restructuring, interest expense, other income and income taxes.


FLOWSERVE 1999 ANNUAL REPORT

RECONCILIATION OF SEGMENT INFORMATION TO CONSOLIDATED AMOUNTS
Significant items from the Company's reportable segments can be reconciled to the consolidated amounts as follows:

                                                                 Year ended December 31,
                                                         -----------------------------------------
Sales                                                        1999           1998           1997
                                                         -----------    -----------    -----------
Total sales for reportable segments                      $ 1,054,487    $ 1,076,800    $ 1,124,272
Total intersegment sales for reportable segments              32,502         36,352         35,781
Other sales                                                    6,785          6,286         27,924
Elimination of intersegment sales                            (32,502)       (36,352)       (35,781)
                                                         -----------    -----------    -----------
Total sales                                              $ 1,061,272    $ 1,083,086    $ 1,152,196
                                                         ===========    ===========    ===========

                                                                 Year ended December 31,
                                                         -----------------------------------------
Profit or Loss                                               1999           1998           1997
                                                         -----------    -----------    -----------
Total segment operating income                           $    99,345    $   148,017    $   160,678
Corporate expenses and other                                  37,530         24,612         24,584
Restructuring and merger transaction expense                  15,860             --         44,531
Merger integration expense                                    14,207         38,326          6,982
Interest expense                                              15,504         13,175         13,275
Other income                                                  (2,001)        (1,253)        (7,107)
Gain on sale of subsidiary                                        --             --        (11,376)
                                                         -----------    -----------    -----------
Earnings before income taxes                             $    18,245    $    73,157    $    89,789
                                                         ===========    ===========    ===========

                                                                   Year ended December 31,
                                                         -----------------------------------------
Assets                                                      1999            1998           1997
                                                         -----------    -----------    -----------
Total assets for reportable segments                     $   728,336    $   785,223    $   777,781
Other assets                                                 141,911        106,552        125,826
Elimination of intercompany receivables                      (32,096)       (21,578)       (23,582)
                                                         -----------    -----------    -----------
Total assets                                             $   838,151    $   870,197    $   880,025
                                                         ===========    ===========    ===========




                                                    FLOWSERVE 1999 ANNUAL REPORT

GEOGRAPHIC INFORMATION

The Company attributes revenues to different geographic areas based on the facilities location. Long-lived assets are classified based on the geographic area in which the assets are located. Sales related to and investment in identifiable assets by geographic area are as follows:

                                                  Long-lived
YEAR ENDED DECEMBER 31, 1999            Sales       Assets
                                     ----------   ----------
United States                        $  611,374   $  243,107
Europe                                  270,850       81,616
Other(1)                                179,048       28,559
                                     ----------   ----------
Consolidated total                   $1,061,272   $  353,282
                                     ==========   ==========

                                                  Long-lived
Year ended December 31, 1998            Sales       Assets
                                     ----------   ----------
United States                        $  629,117   $  250,999
Europe                                  279,117       81,058
Other(1)                                174,852       28,751
                                     ----------   ----------
Consolidated total                   $1,083,086   $  360,808
                                     ==========   ==========

                                                  Long-lived
Year ended December 31, 1997           Sales         Assets
                                     ----------   ----------
United States                        $  691,337   $  228,056
Europe                                  261,289       78,400
Other(1)                                199,570       32,991
                                     ----------   ----------
Consolidated total                   $1,152,196   $  339,447
                                     ==========   ==========

(1) Includes Canada, Latin America and Asia/Pacific. No individual geographic segment within this group represents 10% or more of consolidated totals.

MAJOR CUSTOMER INFORMATION

The Company has not received revenues from any customer that represent 10% or more of consolidated revenues for any of the years presented.

NOTE 14: UNAUDITED QUARTERLY FINANCIAL DATA

(Amounts in millions, except per share data)              1999(a)                                1998 (b)
                                                ----------------------------------  ----------------------------------
Quarter                                           4th      3rd      2nd      1st      4th      3rd      2nd      1st
                                                -------  -------  -------  -------  -------  -------  -------  -------
Net sales                                       $ 262.7  $ 254.0  $ 275.2  $ 269.4  $ 279.3  $ 264.8  $ 280.7  $ 258.3
Gross profit                                       84.3     88.3     93.9     96.8    108.5     99.6    106.0    101.2
Net earnings before special items                   8.6      6.8     11.4     12.7     19.0     17.6     20.2     18.1
Net earnings                                      (11.6)     4.9      8.5     10.4      7.2     16.1     12.5     13.1

Earnings per share before special items
   (basic and diluted)                          $  0.23  $  0.18  $  0.30  $  0.34  $  0.50  $  0.44  $  0.50  $  0.44
Earnings per share (basic and diluted)            (0.31)    0.13     0.22     0.28     0.20     0.40     0.31     0.32

(a) Net earnings in 1999 include merger expenses of $14.2 million, restructuring expenses of $15.9 million, other nonrecurring items for inventory and fixed asset impairment of $5.1 million (included in costs of goods sold), and executive separation contracts and certain costs related to fourth-quarter 1999 facility closures of $5.8 million (included in selling and administrative expense), resulting in a reduction in net earnings of $27.3 million, or $0.72 per share after tax.

(b) Net earnings in 1998 included merger expenses of $38.3 million, an obligation under an executive employment agreement of $3.8 million (included in selling and administrative expense) and the benefit of the cumulative effect of an accounting change of $1.2 million, resulting in a reduction in net earnings of $26.1 million, or $0.65 per share after tax.


FLOWSERVE 1999 ANNUAL REPORT

NOTE 15: SUBSEQUENT EVENTS

On November 18, 1999, the Company announced that it had signed a definitive agreement to acquire all outstanding stock of Innovative Valve Technologies, Inc. (Invatec) for $1.62 per share, or about $15.7 million. In addition, the Company would assume Invatec's projected debt and related obligations of about $84.0 million, plus certain transaction-related expenses. Invatec, headquartered in Houston, Texas, had unaudited 1999 net revenues of $161.0 million and is principally engaged in providing comprehensive maintenance, repair, replacement and value-added distribution services for valves, piping systems, instrumentation and other process-system components for industrial customers. On January 6, 2000, the Company's offer to purchase all outstanding shares of common stock expired with approximately 92.3% of the total outstanding shares tendered. The Company then implemented a statutory merger of Invatec and acquired all of the remaining outstanding shares.

   On February 10, 2000, the Company announced that it had signed a definitive agreement to acquire Ingersoll-Dresser Pumps (IDP) for $775 million in cash. IDP is a wholly owned business unit of Ingersoll-Rand Company and recorded unaudited 1999 sales of $838.0 million and operating income of $64.0 million after special items. The transaction, which will be accounted for as a purchase, will be financed with a combination of bank financing and senior subordinated notes. Flowserve has received $1,425 million of committed financing in connection with the acquisition. The transaction is contingent on regulatory approvals and management believes it is expected to close in mid-April 2000.



                                                    FLOWSERVE 1999 ANNUAL REPORT

FIVE-YEAR SELECTED FINANCIAL DATA

                                                                                           December 31,
                                                            ---------------------------------------------------------------------
(Amounts in thousands, except per share data and ratios)       1999          1998            1997          1996          1995
                                                            -----------   -----------     -----------   -----------   -----------
RESULTS OF OPERATIONS
Sales                                                       $ 1,061,272   $ 1,083,086     $ 1,152,196   $ 1,097,645   $   983,917
Cost of sales                                                   697,928       667,753         703,319       668,718       591,550
                                                            -----------   -----------     -----------   -----------   -----------
Gross profit                                                    363,344       415,333         448,877       428,927       392,367
Selling and administrative expense                              275,884       265,556         285,890       283,360       264,426
Research, engineering and development expense                    25,645        26,372          26,893        24,522        24,649
Merger transaction and restructuring expense                     15,860            --          44,531         5,778         5,042
Merger integration expense                                       14,207        38,326           6,982            --            --
                                                            -----------   -----------     -----------   -----------   -----------
Operating income                                                 31,748        85,079          84,581       115,267        98,250
Interest expense                                                 15,504        13,175          13,275        12,144        12,293
Other income, net                                                (2,001)       (1,253)         (7,107)       (5,228)       (2,455)
Gain on sale of subsidiary                                           --            --         (11,376)           --            --
                                                            -----------   -----------     -----------   -----------   -----------
Earnings before income taxes                                     18,245        73,157          89,789       108,351        88,412
Provision for income taxes                                        6,068        25,502          38,223        37,254        34,391
                                                            -----------   -----------     -----------   -----------   -----------
Earnings from continuing operations                              12,177        47,655          51,566        71,097        54,021
Cumulative effect of change in accounting principle                  --        (1,220)             --            --            --
Net earnings                                                $    12,177   $    48,875     $    51,566   $    71,097   $    54,021
                                                            ===========   ===========     ===========   ===========   ===========

Average shares outstanding                                       37,856        39,898          40,896        41,363        41,652
Net earnings per share (basic and diluted)                  $      0.32   $      1.23     $      1.26   $      1.72   $      1.30
Dividends paid per share                                           0.56          0.56            0.65          0.57          0.51
Bookings                                                      1,039,262     1,082,484       1,172,431     1,141,614     1,013,861
Ending backlog                                                  270,647       291,082         291,568       287,076       249,562

PERFORMANCE RATIOS (AS A PERCENT OF SALES)
Gross profit margin                                                34.2%         38.3%           39.0%         39.1%         39.9%
Selling and administrative expense                                 26.0%         24.5%           24.8%         25.8%         26.9%
Research, engineering and development expense                       2.4%          2.4%            2.3%          2.2%          2.5%
Operating income                                                    3.0%          7.9%            7.3%         10.5%         10.0%
Net earnings                                                        1.1%          4.5%            4.5%          6.5%          5.5%

FINANCIAL CONDITION
Cash and cash equivalents                                   $    30,463   $    24,928     $    58,602   $    38,933   $    28,596
Working capital                                                 258,128       268,164         284,220       279,972       251,774
Net property, plant and equipment                               209,976       209,032         209,509       211,738       209,974
Intangibles and other assets                                    174,387       173,875         155,852       149,003       139,204
Total assets                                                    838,151       870,197         880,025       829,776       801,120
Capital expenditures, net                                        40,535        38,249          39,560        35,691        39,928
Depreciation and amortization                                    39,599        39,299          38,933        36,665        34,451
Long-term debt                                                  198,010       186,292         128,936       143,962       125,931
Post-retirement benefits and deferred items                     136,207       120,015         125,372       108,127        99,775
Shareholders' equity                                            308,274       344,764         395,273       388,624       375,246

FINANCIAL RATIOS
Return on average shareholders' equity                              3.6%         13.1%           13.0%         18.6%         15.1%
Return on average net assets                                        3.4%          8.6%            9.0%         12.5%         10.4%
Debt to capital ratio                                              39.6%         37.2%           27.1%         30.0%         27.9%
Current ratio                                                       2.3           2.2             2.2           2.5           2.3
Interest coverage ratio                                             4.3           9.5            10.7          12.9          11.0
Cash dividends paid as a percent of ending
 shareholders' equity                                               6.9%          6.5%            6.6%          6.0%          5.6%

FLOWSERVE 1999 ANNUAL REPORT