Form 10-K405, Exhibit 13
period 2000-12-31
FLOWSERVE CORP
filed 2001-03-29
CIK 30625

                                                                      EXHIBIT 13


                                                                FINANCIAL REVIEW

                                     Reports of Independent Accountants       24
                                                   Report of Management       24
                                   Management's Discussion and Analysis       25
                                      Consolidated Statements of Income       33
                        Consolidated Statements of Comprehensive Income       33
                                            Consolidated Balance Sheets       34
                        Consolidated Statements of Shareholders' Equity       35
                                  Consolidated Statements of Cash Flows       36
                             Notes to Consolidated Financial Statements       37
                                      Five-Year Selected Financial Data       61

Flowserve 2000 Annual Report

REPORT OF INDEPENDENT ACCOUNTANTS

To The Board of Directors and Shareholders of
Flowserve Corporation

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, comprehensive (loss) income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Flowserve Corporation and its subsidiaries at December 31, 2000, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
Dallas, Texas
February 5, 2001

REPORT OF INDEPENDENT ACCOUNTANTS

To The Board of Directors and Shareholders of
Flowserve Corporation

We have audited the accompanying consolidated balance sheet of Flowserve Corporation and subsidiaries as of December 31, 1999 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the two years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Flowserve Corporation and subsidiaries at December 31, 1999 and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

Ernst & Young LLP
Dallas, Texas
February 10, 2000

REPORT OF MANAGEMENT

The Company's management is responsible for preparation of the accompanying consolidated financial statements. These statements have been prepared in conformity with generally accepted accounting principles and include amounts that are based on management's best estimates and business judgment. Management maintains a system of internal controls, which in management's opinion provides reasonable assurance that assets are safeguarded and transactions properly recorded and executed in accordance with management's authorization. The internal control system is supported by internal audits and is tested and evaluated by the independent auditors in connection with their annual audit. The Board of Directors pursues its responsibility for financial information through an Audit/Finance Committee comprised entirely of independent directors. This committee regularly meets not only with management, but also separately with representatives of the independent auditors.

/s/ C. SCOTT GREER

C. Scott Greer
Chairman, President and Chief Executive Officer

/s/ RENEE J. HORNBAKER

Renee J. Hornbaker
Vice President and Chief Financial Officer

/s/ KATHLEEN A. GIDDINGS

Kathleen A. Giddings
Vice President and Chief Accounting Officer

Flowserve 2000 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

The following discussion and analysis are provided to increase understanding of, and should be read in conjunction with, the consolidated financial statements and accompanying notes.

   Flowserve produces engineered and industrial pumps, precision mechanical seals, automated and manual quarter-turn valves, control valves and valve actuators, and provides a range of related flow management services worldwide, primarily for the process industries. Equipment manufactured and serviced by the Company is predominately used in industries that deal with difficult-to-handle and often corrosive fluids in environments with extreme temperature, pressure, horsepower and speed. Flowserve's businesses are affected by economic conditions in the United States and other countries where its products are sold and serviced, by the relationship of the U.S. dollar to other currencies, and by the demand and pricing for customers' products. The impact of these conditions is somewhat mitigated by the strength and diversity of Flowserve's product lines, geographic coverage and significant installed base, which provides potential for an annuity of parts and services.

RESULTS OF OPERATIONS

In general, 2000 results were higher than the prior year due to the Company's acquisitions. Innovative Valve Technologies, Inc. (Invatec) was acquired on January 12, 2000 and Ingersoll-Dresser Pump Company (IDP), on August 8, 2000. These acquisitions are discussed in further detail in the Liquidity and Capital Resources section of this Management Discussion and Analysis.

   Results for the three year period were adversely impacted by the economic condition of the global markets in which the Company participates. The economic turmoil that started in Asia in the second half of 1997 spread to other parts of the world, including Latin America. The profitability of our chemical and petroleum customers, which collectively represent about 57% of our business, was negatively impacted by the economic weakness. This economic weakness contributed to a supply/demand imbalance of chemicals, and a depressed oil price, which did not recover until late in 1999. Despite the recovery in oil prices, capital spending by the Company's key petroleum customers did not improve in 2000 and thus the upturn in oil prices did not have a significant positive effect on 2000 results.

SALES AND BOOKINGS

(In millions of dollars)

                 2000                1999                1998
                 ----                ----                ----
Bookings       $1,521.6            $1,039.3            $1,082.5
Sales          $1,538.3            $1,061.3            $1,083.1

Bookings, or incoming orders for which there are firm purchase commitments, were higher in 2000 at $1,521.6 million, compared with $1,039.3 million in 1999 and $1,082.5 million in 1998. Sales increased to $1,538.3 million in 2000 from $1,061.3 million in 1999 and $1,083.1 million in 1998. Bookings and sales increases in 2000 were largely a result of the acquisitions. Bookings and sales for comparable operations in 2000, excluding Invatec and IDP, were $1,051.6 million and $1,025.2 million respectively.

   There were several other factors that affected the comparisons. A stronger U.S. dollar, in relation to other currencies in which the Company conducts its business, reduced both bookings and sales on a comparable basis with the prior year. The negative translation effect reduced 2000 bookings and sales by about 5% and 1999 bookings and sales by about 1%.

   In total, sales originating outside the United States were 38% in 2000 compared with 42% in both 1999 and 1998. The lower 2000 percentage is primarily due to Invatec's markets being principally in the United States and the negative impact of currency translation. On a pro forma basis in 2000, including IDP for the full year, the percentage increases to 40%.

BUSINESS SEGMENTS

Flowserve manages its operations through three business segments: Flowserve Pump Division (FPD), formerly the Rotating Equipment Division, for engineered and industrial pumps; Flow Solutions Division (FSD) for precision mechanical seals and flow management services and Flow Control Division (FCD) for automated and manual quarter-turn valves, control and nuclear valves and valve actuators.

Flowserve 2000 Annual Report

   Sales, including intersegment sales, and operating income before special items, as defined below under "Earnings Per Share", for each of the three business segments follows:

                                     Flowserve Pump Division
                                 ------------------------------
(In millions of dollars)           2000       1999       1998
                                 --------   --------   --------
Sales                            $  687.4   $  353.2   $  371.5
Operating income                     80.6       23.1       39.1

   Sales of pumps and pump parts for the Flowserve Pump Division (FPD), increased to $687.4 million from $353.2 million in 1999 and $371.5 million in 1998. The sales increase was due to the acquisition of IDP. On a comparable operation basis, sales declined 5.5% to $333.6 million primarily due to unfavorable currency translation. FPD sales decreased in 1999 compared to 1998 due to reduced demand for chemical process pumps, as our chemical industry customers lowered their capital and maintenance spending in response to overcapacity in their industry.

   Operating income, before special items, as a percentage of FPD sales increased to 11.7% in 2000 from 6.5% in 1999, and 10.5% in 1998. The increase was primarily due to cost cutting measures undertaken and synergies realized relating to the IDP acquisition. The decline in 1999 from 1998 was due to the lower volume of more profitable chemical process and vertical pumps, nuclear products and other parts and replacement business. The decline was also attributable to unfavorable pricing.

                                     Flow Solutions Division
                                 ------------------------------
(In millions of dollars)           2000      1999      1998
                                 --------   --------   --------
Sales                            $  608.8   $  438.5   $  428.5
Operating income                     66.4       56.1       65.1

   Sales of seal products and services for the Flow Solutions Division (FSD) increased to $608.8 million in 2000, compared with $438.5 million in 1999 and $428.5 million in 1998. The increase was primarily due to the acquisition of Invatec. On a comparable operation basis, sales increased 2.3% to $448.8 million, generally due to the seal business. The sales increase in 1999 primarily resulted from the net addition of new service centers, while seal sales remained stable despite the difficult market conditions.

   Operating income, before special items, as a percentage of FSD sales decreased to 10.9% in 2000 from 12.8% in 1999 and 15.2% in 1998. The decrease in 2000 is due to the acquisition of Invatec, as Invatec's gross margins are historically lower than the balance of the FSD operations, and unfavorable variances and period costs related to the restructuring of the seal business. The decrease in 1999 from 1998 was due to lower margins in the service group that was impacted by competition and facility under-utilization in certain markets.

                                     Flow Control Division
                                 ------------------------------
(In millions of dollars)           2000       1999       1998
                                 --------   --------   --------
Sales                            $  276.3   $  295.3   $  313.2
Operating income                     28.8       25.1       43.8

   Sales of valves and valve automation products for the Flow Control Division
(FCD) declined to $276.3 million in 2000 from $295.3 million in 1999 and $313.2 million in 1998. The decreases were primarily due to a general decline in business levels in the served markets of chemical, petrochemical and refining. The decline in 2000 was also affected by unfavorable currency translation of about 4%. The decline in 1999 from 1998 was due to increased price competition which placed downward pressure on selling prices.

   Operating income, before special items, as a percentage of FCD sales was 10.4% in 2000, compared with 8.5% in 1999 and 14.0% in 1998. The increase was primarily due to the benefits of the 1999 restructure program. The decline in 1999 was primarily due to severe price erosion, an unfavorable product mix and lower sales volume.

CONSOLIDATED RESULTS

Gross profit margin, gross profit as a percentage of sales, declined to 33.0% in 2000 from 34.2% in 1999 and 38.3% in 1998. The lower margin in 2000 is the result of the lower gross margins of the businesses acquired during the year. In addition, 2000 gross profit was adversely impacted by period costs associated with the consolidation of several facilities whose restructure related costs were accrued in 1999. The acquisitions in 2000 increased gross profit to $506.9 for the year. The 1999 margin was reduced by $5.1 million in one-time costs relating to inventory and fixed asset impairments. The lower margin in 1999 related to these items, along with underabsorption variances due to lower sales, lower selling prices and a less favorable product mix. In 1999, lower margins and sales contributed to a decline in gross profit to $363.3 million from $415.3 million in 1998.

Flowserve 2000 Annual Report

   Selling and administrative expense was $335.5 million in 2000 compared with $275.9 million in 1999 and $265.6 million in 1998. The increased expense in 2000 was due to the acquisitions during the year, the inclusion of Flowserver (a business improvement program) expenses in this category versus integration and merger expenses as previously reported in prior years and period costs associated with the Company's various consolidation projects. Selling and administrative expense in 1999 included $5.8 million in special items for executive separation contracts and certain costs relating to fourth-quarter 1999 facility closures while 1998 included $3.8 million in special items associated with an obligation under an executive employment agreement. On a comparable operation basis, the expense was down over 8%, compared with 1999, despite $7.2 million in expenses for the Flowserver program. As a percentage of sales, selling and administrative expense was 21.8% in 2000, compared with 26.0% in 1999 and 24.5% in 1998. The improvement reflects the cost savings associated with various plant closures and IDP integration savings. The increase in 1999 over 1998 both for the expense and as a percentage of sales was generally due to expenses related to the implementation of a consolidated benefit program and other personnel related costs as well as lower sales.

   Research, engineering and development expense was $24.8 million in 2000, compared with $25.6 million in 1999 and $26.4 million in 1998. The slight decline in expenses in 2000 included the negative effect of currency translation. The decline in these expenses in 1999 is related to reallocation of some resources to assist in project engineering and cost controls. Despite reductions of expense, the Company remains committed to research, engineering, and development projects.

   Net interest expense was $70.3 million in 2000, compared with $14.7 million in 1999 and $11.4 million in 1998. The 2000 amount reflects the increased interest costs associated with the financing of the Invatec and IDP acquisitions.

   The effective tax rate, including special items, was 33.6% in 2000, compared with 33.3% in 1999 and 34.9% in 1998. The increased tax rate in 2000 reflects the acquisition of IDP which has a higher mix of business in higher taxed foreign countries. The decrease in 1999 was due to the geographic mix of earnings while the higher rate in 1998 was due to the geographic mix of earnings and post-merger restructuring of operations.

EARNINGS PER SHARE

                          2000           1999           1998
                         -----          -----          -----
After Special Items      $0.35          $0.32          $1.23
Special Items Effect     $1.00          $0.72          $0.65
                         -----          -----          -----
                         $1.35          $1.04          $1.88

Earnings after special items were $13.2 million ($0.35 per share) in 2000, compared with $12.2 million ($0.32 per share) in 1999 and $48.9 million ($1.23 per share) in 1998. Special items include extraordinary items, restructuring expenses, integration and merger expenses, inventory and fixed asset impairments, costs associated with obligations under executive employment and separation agreements and the cumulative effective of a change in accounting principle. Earnings before special items were $51.0 million ($1.35 per share) in 2000, compared with $39.5 million ($1.04 per share) in 1999 and $74.9 million ($1.88 per share) in 1998. The increase in earnings in 2000 was due to the acquisitions during the year as well as the benefits of Flowserve's restructuring program announced at the end of 1999. Net earnings were negatively impacted by currency translation by 15% in 2000 and 7% in 1999.

   In 2000 a restructuring charge of $19.4 million was realized as part of the IDP integration program. The 1999 restructuring charge of $15.9 million was related to the 1999 restructure program. Integration and merger expense was $35.2 million in 2000, $14.2 million in 1999, and $38.3 million in 1998. Integration and merger expense in 2000 related to the acquisition of IDP whereas the expense in 1999 related solely to the Flowserver program, which was an extension of the 1997 and 1998 integration program. Integration and merger expense in 1998 was principally related to the Flowserve merger. As part of the 1999 restructure program, the Company also recorded special items of $5.1 million in cost of sales for inventory and fixed asset impairments and special items of $5.8 million in selling and administrative expense for executive separation contracts and certain costs relating to fourth-quarter 1999 facility closures. In 1998, the Company also recognized an obligation under an executive employment agreement of $3.8 million recorded in selling and administrative expense. A change in accounting principle resulted in a one-time cumulative net-of-tax benefit of $1.2 million in 1998. The accounting change was due to the

Flowserve 2000 Annual Report
required adoption of EITF 97-14, "Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested."

   In 2000, the Company recognized extraordinary items which totaled $0.05 per share, net of tax, related to the prepayment of its outstanding indebtedness which was required as part of the financing to acquire IDP.

RESTRUCTURING

In August 2000, in conjunction with the acquisition of IDP, the Company initiated a restructuring program designed to reduce costs and to eliminate excess capacity by consolidating operations. The Company's actions, approved and committed to in the third quarter of 2000, are expected to result in the net reduction of approximately 1,100 positions and are expected to result in at least $75 million in annual synergy savings upon estimated completion before the end of 2001. The Company expects the cost of achieving these synergies will be no more than $150 million. The program includes the closure of IDP's former headquarters, the closure or significant downsizing of a number of pump manufacturing facilities and service and repair centers, and reduction of sales and sales support personnel. The Company currently estimates that the costs associated with the restructuring portion of the program will be approximately $68 million. The Company had originally estimated these costs to be approximately $61 million. This increase from the original estimate is primarily due to updated actuarial information for post-retirement and pension expense relating to a plant closure. This increase was offset by a non-cash reclassification from the restructuring accrual to post-retirement benefits and pension liabilities that resulted in a net reduction to the accrual of $8.8 million.

   Approximately $44 million of the restructuring relates to the IDP operations acquired and $28 million has been capitalized in goodwill as part of the purchase price of IDP ($44 million of estimated costs less deferred tax effect of $16 million). The remaining cost of $24 million relates to the Flowserve operations and was recorded as restructuring expense. The balance of the $150 million in costs is expected to be recorded as integration expense when incurred.

   During the last five months of 2000, the Company incurred $35.2 million in integration costs in conjunction with this program. Included in the integration costs was a $3.0 million loss on the sale of the Tulsa facility in the fourth quarter of 2000. The facility sale was required as part of an agreement with the Department of Justice in order to acquire IDP. Since this facility had previously been targeted for closure in the fourth quarter of 1999, this resulted in a non-cash reduction of the existing 1999 restructuring reserve of $5.3 million. This balance was applied against restructuring expense during the current year.

   As of December 31, 2000, the program had resulted in a net reduction of 879 employees.

   Expenditures charged to the 2000 restructuring reserve were:

                                               OTHER
                               SEVERANCE     EXIT COSTS      TOTAL
                               ----------    ----------    ----------
Balance at August 16, 2000     $   45,980    $   14,832    $   60,812
Cash expenditures                 (18,645)       (2,434)      (21,079)
Net non-cash reduction             (8,849)           --        (8,849)
                               ----------    ----------    ----------
Balance at December 31, 2000   $   18,486    $   12,398    $   30,884
                               ==========    ==========    ==========

   In the fourth quarter of 1999, the Company initiated a restructuring program. This $26.7 million program consisted of a one-time charge of $15.9 million recorded as restructuring expense and $10.8 million of other special items. The restructuring charge related to the planned closure of 10 facilities and a reduction in workforce at those and other locations. The other costs of the program relate to impairments of inventory and fixed assets totaling $5.1 million, and executive separation contracts and certain costs related to fourth-quarter 1999 facility closures of $5.8 million. The impairment amounts are included in cost of sales, while the remaining items are recorded as selling and administrative expenses.

   During the third quarter of 2000, the restructuring reserve was reduced by $5.3 million. This was the result of plans to sell the aforementioned Tulsa facility that had been previously targeted for closure. This balance was applied against restructuring expense during the current year.

Flowserve 2000 Annual Report

   The Company expects to realize ongoing annual operating income benefits of approximately $17 million per year effective in 2001. In 2000, the Company realized operating income benefits of $5.7 million as period costs related to the implementation of the program partially offset the benefit to operating income.

   The restructuring program is expected to result in a net reduction of approximately 290 employees at a cost of $12.9 million upon estimated completion during the second quarter of 2001. Other exit costs associated with the facilities closings were $3.0 million. As of December 31, 2000, the program has resulted in a net reduction of 230 employees.

   Expenditures charged to the 1999 restructuring reserve were:

                                               Other
                               Severance     Exit Costs      Total
                               ----------    ----------    ----------
Balance at December 24, 1999   $   12,900    $    2,960    $   15,860
Cash expenditures                    (102)           --          (102)
                               ----------    ----------    ----------
Balance at December 31, 1999       12,798         2,960        15,758
Cash expenditures                  (6,766)       (1,932)       (8,698)
Non-cash reduction                 (4,364)       (1,028)       (5,392)
                               ----------    ----------    ----------
Balance at December 31, 2000   $    1,668    $       --    $    1,668
                               ==========    ==========    ==========

BUSINESS PROCESS IMPROVEMENT INITIATIVE

In 1998, the Company's Board of Directors approved a $120 million expenditure for Flowserver. This business process improvement program was planned to have costs and benefits incremental to the initial merger integration program. Flowserver included the standardization of the Company's processes and the implementation of a global information system to facilitate common practices.

   In the fourth quarter of 1999, the Company re-evaluated the Flowserver project and determined that the scope of the program would be scaled back significantly and the overall duration of the program will extend beyond its original five-year plan.

   In 2000, the Company incurred costs associated with the project of $7.2 million recorded as selling and administrative expense and $4.8 million as capital expenditures. In 1999, these costs were $14.2 million recorded as integration and merger expenses and $11.4 million as capital expenditures. In 1998, total expenditures were $5.1 million recorded as integration and merger expenses and $1.5 million as capital expenditures. Expenses prior to 2000 were recorded as merger integration expenses as they generally related to the development of a common, integrated business model for the Company.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS FROM OPERATIONS
(In millions of dollars)

                         2000            1999           1998
                         -----          ------         -----
After Special Items      $17.4          $ 84.1         $54.1
Special Items Effect     $37.8          $ 27.3         $23.7
                         -----          ------         -----
                         $55.2          $111.4         $77.8

Cash flows from operations and financing available under the existing credit agreement are the Company's primary sources of short-term liquidity. Cash flows from operating activities in 2000 decreased to $17.4 million, compared with $84.1 million in 1999 and $54.1 million in 1998. The decrease in 2000 primarily resulted from an increase in accounts receivable due to the high volume of FPD shipments late in the year. FPD shipments, on a pro forma basis including IDP, have been historically weighted toward the fourth quarter each year. The increase in cash flows in 1999, compared with 1998 was primarily due to the Company's increased focus on capital utilization and the resulting decrease in working capital.

PAYMENTS FOR ACQUISITIONS

In January 2000, the Company acquired Invatec, a company principally engaged in providing comprehensive maintenance, repair, replacement and value-added distribution services for valves, piping systems, instrumentation and other process-system components for industrial customers.

   The purchase involved acquiring all of the outstanding stock of Invatec and assuming Invatec's existing debt and related obligations. The transaction was accounted for under the purchase method of accounting and was financed by utilizing funds from the Company's working capital. The results of operations for Invatec are included in the Company's consolidated financial statements from the date of acquisition. The purchase price was approximately $16.6 million in cash for shares tendered. Net debt of $87.7 million was simultaneously paid off through borrowings under the Company's revolving credit agreement.

Flowserve 2000 Annual Report

   In August 2000, the Company completed the acquisition of Ingersoll-Dresser Pump Company (IDP), a leading manufacturer of pumps with a diverse mix of pump products and customers with operations in 30 countries, for $775 million in cash. As part of the purchase, the Company acquired $25 million in cash. The seller also agreed to provide for severance for certain employees and costs related to the accelerated closure of several U.S. facilities which we estimated at $52 million. The transaction, which was accounted for as a purchase, was financed with a combination of senior secured financing and senior subordinated notes. Upon closing of the transaction, the existing Company debt was also refinanced.

CAPITAL EXPENDITURES
(In millions of dollars)

                    2000           1999           1998
                    -----          -----          -----
                    $27.7          $40.5          $38.2

Capital expenditures, net of disposals, were $27.7 million in 2000, compared with $40.5 million in 1999, and $38.2 million in 1998. Capital expenditures were funded primarily by operating cash flows. For each of the three years, capital expenditures were invested in machinery and equipment, replacements and upgrades and information technology. Capital expenditures included $4.8 million in 2000, $11.4 million in 1999, and $1.5 million in 1998 related to Flowserver.

FINANCING

During the third quarter of 2000, in connection with the acquisition of IDP, the Company entered into a Credit Agreement for senior secured credit facilities which includes a $275 million term loan due June 2006, a $475 million term loan due June 2008, and a $300 million revolving credit facility with a final maturity of June 2006. The term loans bear floating interest rates based on LIBOR plus a credit spread, or the Prime Rate plus a credit spread, at the option of the Company. At December 31, 2000 the interest rate(s) on the term loans were 9.31%, 9.50%, 10.06% and 10.25%. The term loans require scheduled principal payments beginning June 30, 2001. The senior secured credit facilities are secured by the domestic assets of the Company and a pledge of 65% of the stock of the foreign subsidiaries. As of December 31, 2000, none of the revolving credit was drawn and the full amount of the term loans were outstanding.

   The scheduled principal payments of the term loans outstanding at December 31, 2000 are summarized as follows: $18 million in 2001, $45 million in 2002, $60 million in 2003, $64 million in 2004, $68 million in 2005, $106.6 million in 2006, $258.7 million in 2007 and $129.7 million in 2008. Beginning in 2002, the Company is required to use a percentage of excess cash from operations, as defined in the Credit Agreement, to reduce the outstanding principal of the term loans.

   The revolving credit facility allows the Company to issue up to $200 million in letters of credit. As of December 31, 2000, $32.2 million of letters of credit had been issued under the facility. As there were no borrowings against the revolving credit facility on December 31, 2000, the Company had $267.8 million remaining in unused borrowing capacity under the revolving credit facility.

   The Company also issued 10 year, senior subordinated notes on August 8, 2000 in a U.S. dollar tranche and a Euro tranche, that are non-callable for 5 years. Proceeds of $285.9 million from the dollar tranche, and EUR 98.6 million from the Euro tranche equivalent to $89.2 million, were also used in completing the IDP acquisition. The notes, issued at a fixed rate of 12.25%, were originally priced at a discount to yield 12.50%, and have no scheduled principal payment prior to maturity in August 2010. At August 2005, the notes become callable at a redemption price of 106.125%. At August of each subsequent year, the notes are callable at 104.083%, 102.042% and 100.000% for 2006, 2007 and 2008 and
thereafter, respectively. Interest on the notes is payable semi-annually, with the first payment commencing in February 2001.

   The provisions of the Credit Agreement require the Company to meet or exceed specified financial covenants that are defined in the Credit Agreement. These covenants include a leverage ratio, an interest coverage ratio, and a fixed charge coverage ratio. Further, the provisions of the Credit Agreement and the senior subordinated notes require limitations or restrictions relating to new indebtedness, prepayment of subordinated debt, liens, sale and leaseback transactions, disposition of assets, payment of dividends or other distributions, and capital expenditures, among other things.

   As a result of entering into the new credit agreement, the existing five-year $600 million revolving credit agreement was cancelled. Additionally, the remaining senior notes issued in 1992 and in 1996 totaling $50 million, along with a loan obligation related to a German acquisition were repaid in full.

   At December 31, 2000, total net debt was 78.1% of the Company's capital structure, compared with 35.7% at

Flowserve 2000 Annual Report

December 31, 1999 and 34.2% at December 31, 1998. The ratio increased due to the financing incurred for the 2000 acquisitions.

   The interest coverage ratio of the Company's indebtedness was 2.0 times interest at December 31, 2000, compared with 4.3 times interest at December 31, 1999 and 9.5 times interest at December 31, 1998.

   The return on average net assets before special items based on results for 2000 was 8.9%, compared with 7.7% for 1999. Including the impact of special items, the return on average net assets was 5.5% for 2000, compared with 3.4% for 1999. The return on average shareholders' equity before special items was 16.7% in 2000, compared with 11.7% in 1999. Return on shareholders' equity, including special items, was 4.4% for 2000 and 3.6% for 1999.

   Inflation during the past three years had little impact on the Company's consolidated financial performance. Foreign currency translation had the effect of reducing the Company's sales by 5% and earnings by 15% in 2000 and sales by 1% and earnings by 7% in 1999.

MARKET RISKS ASSOCIATED WITH FINANCIAL INSTRUMENTS

The Company has market risk exposure arising from changes in interest rates and foreign currency exchange rate movements.

   The Company's earnings are affected by changes in short-term interest rates as a result of borrowings under its senior secured credit facilities which bear interest based on floating rates. At December 31, 2000, given the effect of interest rate swaps held by the Company, the Company had approximately $675 million of variable-rate debt obligations outstanding with a weighted average interest rate of 9.875%. A hypothetical increase of 100-basis points in the interest rate for these borrowings, assuming debt levels at December 31, 2000, would change interest expense by approximately $6.75 million for the twelve months ended December 31, 2000.

   The Company, as part of its risk management program, is party to interest rate swap agreements for the purpose of hedging its exposure to floating interest rates on certain portions of its debt. Gains and losses on these swap agreements are recognized in interest expense as they are realized. The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but it expects all counterparties to meet their obligations given their high credit ratings. As of December 31, 2000, the Company had $75 million of notional amount in outstanding interest rate swaps with third parties.

   The Company employs a foreign currency hedging strategy to minimize potential losses in earnings or cash flows from unfavorable foreign currency exchange rate movements. Foreign currency exposures arise from transactions, including firm commitments and anticipated transactions, denominated in a currency other than an entity's functional currency and from foreign-denominated revenues and profits translated back into U.S. dollars. Based on the sensitivity analysis at December 31, 2000, a 10% adverse change in the foreign currency exchange rates would impact the Company's results of operation by $1.7 million. The primary currencies to which the Company has exposure are the Euro, German mark, British pound, Dutch guilder and other European currencies; the Canadian dollar; the Mexican peso; the Japanese yen; the Singapore dollar; and the Australian dollar.

   Exposures are hedged primarily with foreign currency forward contracts that generally have maturity dates less than one year. Company policy allows foreign currency coverage only for identifiable foreign currency exposures and, therefore, the Company does not enter into foreign currency contracts for trading purposes where the objective is to generate profits. As of December 31, 2000, the Company had an U.S. dollar equivalent of $103.9 million in outstanding hedges or forward contracts with third parties.

   As a rule, the Company generally views its investments in foreign subsidiaries from a long-term perspective, and therefore, does not hedge these investments. The Company uses capital structuring techniques to manage its investment in foreign subsidiaries as deemed necessary.

EURO CONVERSION

On January 1, 1999, 11 European Union member states (Germany, France, The Netherlands, Austria, Italy, Spain, Finland, Ireland, Belgium, Portugal and Luxembourg) adopted the Euro as their common national currency. Until January 1, 2002, either The Euro or a participating country's national currency will be accepted as legal tender. Beginning on January 1, 2002, Euro-denominated bills and coins will be issued, and by July 1, 2002, only the Euro will be accepted as legal tender. The Company does not expect future balance sheets, statement of earnings or statement of cash flows to be materially impacted by the Euro conversion.

Flowserve 2000 Annual Report

ACCOUNTING DEVELOPMENTS

In 1999, the Financial Accounting Standards Board issued one Statement of Financial Accounting Standard (SFAS) that was applicable to the Company - SFAS No. 137, "Deferral of the Effective Date of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities." Changes in the fair value of derivative instruments that are not designated as hedges or that do not meet the hedge accounting criteria in SFAS No. 133, are required to be reported in earnings. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. In June 2000, in conjunction with this standard, the Board also issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." SFAS No. 138 amends the accounting and reporting standards of SFAS No. 133 for certain derivative instruments and certain hedging activities, which have caused implementation difficulties. The Company adopted SFAS No. 133 on January 1, 2001. In conjunction with this adoption, the Company will recognize the fair value of these instruments of $1.3 million as an asset and other comprehensive income during the first quarter of 2001.

   In December 1999, the Securities and Exchange Commission staff issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements." This SAB does not change any of the existing rules on revenue recognition. Rather, the SAB provides additional guidance for transactions not addressed by existing rules. The Company adopted SAB No. 101 in the fourth quarter of 2000, retroactive to January 1, 2000. The adoption of the SAB had no material impact on the Company's results of operations in 2000 or for each quarter period.

   In addition, in June 2000, the Emerging Issues Task Force (EITF) issued EITF 00-10, "Accounting for Shipping and Handling Fees and Costs," which required that shipping and handling costs billed to a customer as part of a sales transaction should be classified as revenue. The Company adopted this EITF in the fourth quarter of 2000, retroactive to January 1, 2000. The Company has not restated any prior periods presented due to immateriality.

FORWARD-LOOKING INFORMATION IS SUBJECT TO RISK AND UNCERTAINTY

This Annual Report and other written reports and oral statements made from time-to-time by the Company contain various forward-looking statements and include assumptions about Flowserve's future market conditions, operations and results. These statements are based on current expectations and are subject to significant risks and uncertainties. They are made pursuant to safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Among the many factors that could cause actual results to differ materially from the forward-looking statements are: further changes in the already competitive environment for the Company's products or competitors' responses to Flowserve's strategies; the Company's ability to integrate past and future acquisitions into its management and operations; political risks or trade embargoes affecting important country markets; the health of the petroleum, chemical and power industries; economic turmoil in areas outside the United States; continued economic growth within the United States; unanticipated difficulties or costs associated with the implementation of systems, including software; and the recognition of significant expenses associated with adjustments to realign the combined Company's facilities and other capabilities with its strategic and business conditions, including, without limitation, expenses incurred in restructuring the Company's operations to incorporate IDP facilities, and the Company's ability to meet the financial covenants and other requirements of its financing agreements. The Company undertakes no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise.

Flowserve 2000 Annual Report

CONSOLIDATED STATEMENTS OF INCOME

                                                                                                 Year ended December 31,
                                                                                       ------------------------------------------
(Amounts in thousands, except per share data)                                              2000           1999           1998
                                                                                       ------------   ------------   ------------
Sales                                                                                  $  1,538,293   $  1,061,272   $  1,083,086
Cost of sales                                                                             1,031,381        697,928        667,753
                                                                                       ------------   ------------   ------------
Gross profit                                                                                506,912        363,344        415,333
   Selling and administrative expense                                                       335,506        275,884        265,556
   Research, engineering and development expense                                             24,800         25,645         26,372
   Restructuring expenses                                                                    19,364         15,860             --
   Integration and merger expenses                                                           35,211         14,207         38,326
                                                                                       ------------   ------------   ------------
Operating income                                                                             92,031         31,748         85,079
   Net interest expense                                                                      70,321         14,677         11,378
   Other (income) expense, net                                                               (1,474)        (1,174)           544
                                                                                       ------------   ------------   ------------
Earnings before income taxes                                                                 23,184         18,245         73,157
Provision for income taxes                                                                    7,876          6,068         25,502
                                                                                       ------------   ------------   ------------
Earnings before extraordinary items and cumulative effect of change in
accounting principle                                                                         15,308         12,177         47,655
Extraordinary items, net of income taxes                                                      2,067             --             --
Cumulative effect of change in accounting principle, net of income taxes                         --             --         (1,220)
                                                                                       ------------   ------------   ------------
Net earnings                                                                           $     13,241   $     12,177   $     48,875
                                                                                       ============   ============   ============
Earnings per share (basic and diluted):
   Before extraordinary items and cumulative effect of change in accounting principle  $       0.40   $       0.32   $       1.20
   Extraordinary items, net of income taxes                                                    0.05             --             --
   Cumulative effect of change in accounting principle, net of income taxes                      --             --          (0.03)
                                                                                       ------------   ------------   ------------
Net earnings per share                                                                 $       0.35   $       0.32   $       1.23
                                                                                       ============   ============   ============

Average shares outstanding                                                                   37,842         37,856         39,898

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME


                                                       Year ended December 31,
                                             ------------------------------------------
(Amounts in thousands)                           2000           1999           1998
                                             ------------   ------------   ------------
Net earnings                                 $     13,241   $     12,177   $     48,875
Other comprehensive expense:
   Foreign currency translation adjustments        20,724         20,874          9,861
   Nonqualified pension plan adjustments            1,149            842             --
                                                            ------------   ------------
Other comprehensive expense                        21,873         21,716          9,861
                                             ------------   ------------   ------------
Comprehensive (loss) income                  $     (8,632)  $     (9,539)  $     39,014
                                             ============   ============   ============

See accompanying notes to consolidated financial statements.

Flowserve 2000 Annual Report

CONSOLIDATED BALANCE SHEETS

                                                                      December 31,
                                                              ---------------------------
(Amounts in thousands)                                            2000           1999
                                                              ------------   ------------
ASSETS
Current assets:
   Cash and cash equivalents                                  $     42,341   $     30,463
   Accounts receivable, net                                        487,274        213,625
   Inventories                                                     305,958        168,356
   Current deferred tax asset                                       39,726         25,097
   Prepaid expenses                                                 22,753         16,247
                                                              ------------   ------------
     Total current assets                                          898,052        453,788
Property, plant and equipment, net                                 405,412        209,976
Goodwill, net                                                      514,441         90,198
Other intangible assets, net                                       131,330          6,237
Other assets                                                       160,908         77,952
                                                              ------------   ------------
Total assets                                                  $  2,110,143   $    838,151
                                                              ============   ============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                           $    172,366   $     72,103
   Notes payable                                                        --            734
   Income taxes                                                         --          7,878
   Accrued liabilities                                             243,553        111,820
   Long-term debt due within one year                               18,098          3,125
                                                              ------------   ------------
     Total current liabilities                                     434,017        195,660
Long-term debt due after one year                                1,111,108        198,010
Post-retirement benefits and deferred items                        260,107        136,207
Commitments and contingencies
Shareholders' equity
   Serial preferred stock, $1.00 par value, no shares issued            --             --
   Common shares, $1.25 par value                                   51,856         51,856
     Shares authorized - 120,000
     Shares issued and outstanding - 41,484
   Capital in excess of par value                                   65,785         67,963
   Retained earnings                                               357,495        344,254
                                                              ------------   ------------
                                                                   475,136        464,073
   Treasury stock, at cost - 4,048 and 4,071 shares                (92,545)       (93,448)
   Deferred compensation obligation                                  6,544             --
   Accumulated other comprehensive loss                            (84,224)       (62,351)
                                                              ------------   ------------
     Total shareholders' equity                                    304,911        308,274
                                                              ------------   ------------
Total liabilities and shareholders' equity                    $  2,110,143   $    838,151
                                                              ============   ============

See accompany notes to consolidated financial statements.

Flowserve 2000 Annual Report

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                       2000                      1999                      1998
                                             -----------------------   -----------------------   -----------------------
(Amounts in thousands)                         SHARES       AMOUNT       Shares       Amount       Shares       Amount
                                             ----------   ----------   ----------   ----------   ----------   ----------
COMMON SHARES
   Beginning balance - January 1                 41,484   $   51,856       41,484   $   51,856       41,484   $   51,856
                                             ----------   ----------   ----------   ----------   ----------   ----------
   Ending balance - December 31                  41,484   $   51,856       41,484   $   51,856       41,484   $   51,856
                                             ----------   ----------   ----------   ----------   ----------   ----------

CAPITAL IN EXCESS OF PAR VALUE
   Beginning balance - January 1                          $   67,963                $   70,698                $   70,655
   Stock activity under stock plans                           (2,178)                   (2,735)                       43
                                                          ----------                ----------                ----------
   Ending balance - December 31                           $   65,785                $   67,963                $   70,698
                                                          ----------                ----------                ----------

RETAINED EARNINGS
   Beginning balance - January 1                          $  344,254                $  353,249                $  326,681
   Net earnings                                               13,241                    12,177                    48,875
   Cash dividends declared                                        --                   (21,172)                  (22,307)
                                                          ----------                ----------                ----------
   Ending balance - December 31                           $  357,495                $  344,254                $  353,249
                                                          ----------                ----------                ----------

TREASURY STOCK
   Beginning balance - January 1                 (4,071)  $  (93,448)      (3,817)  $  (90,404)        (881)  $  (23,145)
   Stock activity under stock plans                  49        1,244          154        3,903          184        4,782
   Treasury stock repurchases                        --           --         (315)      (5,250)      (2,841)     (64,508)
   Rabbi Trust adjustment                           (26)        (341)         (93)      (1,697)        (279)      (7,533)
                                             ----------   ----------   ----------   ----------   ----------   ----------
   Ending balance - December 31                  (4,048)  $  (92,545)      (4,071)  $  (93,448)      (3,817)  $  (90,404)
                                             ----------   ----------   ----------   ----------   ----------   ----------

DEFERRED COMPENSATION OBLIGATION
   Beginning balance - January 1                          $       --                $       --                $       --
   Increases to obligation                                     6,544                        --                        --
                                                          ----------                ----------                ----------
   Ending balance - December 31                           $    6,544                $       --                $       --
                                                          ----------                ----------                ----------

ACCUMULATED OTHER COMPREHENSIVE LOSS
   Beginning balance - January 1                          $  (62,351)               $  (40,635)               $  (30,774)
   Foreign currency translation adjustments                  (20,724)                  (20,874)                   (9,861)
   Nonqualified pension plan adjustments                      (1,149)                     (842)                       --
                                                          ----------                ----------                ----------
   Ending balance - December 31                           $  (84,224)               $  (62,351)               $  (40,635)
                                                          ----------                ----------                ----------

TOTAL SHAREHOLDERS' EQUITY
   Beginning balance - January 1                 37,413   $  308,274       37,667   $  344,764       40,603   $  395,273
   Net changes in shareholders' equity               23       (3,363)        (254)     (36,490)      (2,936)     (50,509)
                                             ----------   ----------   ----------   ----------   ----------   ----------
   Ending balance - December 31                  37,436   $  304,911       37,413   $  308,274       37,667   $  344,764
                                             ==========   ==========   ==========   ==========   ==========   ==========

See accompanying notes to consolidated financial statements.

Flowserve 2000 Annual Report

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                  Year ended December 31,
                                                                                         ------------------------------------------
(Amounts in thousands)                                                                       2000           1999           1998
                                                                                         ------------   ------------   ------------
Cash flows - Operating activities:
   Net earnings                                                                          $     13,241   $     12,177   $     48,875
   Adjustments to reconcile net earnings to net cash provided by operating activities:
     Depreciation                                                                              42,676         35,045         35,110
     Amortization                                                                              14,361          4,554          4,189
     Loss on the sale of fixed assets                                                             150            440             57
     Loss on impairment of facilities and equipment                                             3,673          2,834             --
     Cumulative effect of change in accounting principle, net of income taxes                      --             --         (1,220)
     Change in assets and liabilities, net of effects of acquisitions and dispositions:
       Accounts receivable                                                                    (70,102)        12,723          3,015
       Inventories                                                                             (1,963)        28,359        (11,507)
       Prepaid expenses                                                                         7,968        (12,910)         8,718
       Other assets                                                                           (19,654)         2,619        (11,066)
       Accounts payable                                                                        18,084         (1,919)         5,654
       Accrued liabilities                                                                    (18,215)         6,333        (25,848)
       Income taxes                                                                            (7,639)       (12,395)         1,051
       Post-retirement benefits and deferred items                                             32,916          8,072         (3,709)
       Net deferred taxes                                                                       1,922         (1,817)         1,033
       Other                                                                                       --             --           (248)
                                                                                         ------------   ------------   ------------
Net cash flows provided by operating activities                                                17,418         84,115         54,104
                                                                                         ------------   ------------   ------------
Cash flows - Investing activities:
   Capital expenditures, net of disposals                                                     (27,733)       (40,535)       (38,249)
   Payments for acquisitions, net of cash acquired and dispositions                          (765,396)        (5,743)       (19,951)
   Other                                                                                           --             --           (427)
                                                                                         ------------   ------------   ------------
Net cash flows used by investing activities                                                  (793,129)       (46,278)       (58,627)
                                                                                         ------------   ------------   ------------
Cash flows - Financing activities:
   Net repayments under lines of credit                                                       (91,011)       (13,645)        (2,314)
   Payments of  long-term debt                                                               (358,488)        (6,370)       (20,212)
   Payment of debt issuance costs                                                             (46,474)        (2,183)            --
   Proceeds from long-term debt                                                             1,284,469         18,776         76,950
   Repurchase of common stock                                                                      --         (5,250)       (64,508)
   Proceeds from issuance of common stock                                                         615           (529)         4,764
   Dividends paid                                                                                  --        (21,172)       (22,307)
   Other                                                                                           --           (842)            --
                                                                                         ------------   ------------   ------------
Net cash flows provided (used) by financing activities                                        789,111        (31,215)       (27,627)
Effect of exchange rate changes                                                                (1,522)        (1,087)        (1,524)
                                                                                         ------------   ------------   ------------
Net change in cash and cash equivalents                                                        11,878          5,535        (33,674)
Cash and cash equivalents at beginning of year                                                 30,463         24,928         58,602
                                                                                         ------------   ------------   ------------
Cash and cash equivalents at end of year                                                 $     42,341   $     30,463   $     24,928
                                                                                         ============   ============   ============

Taxes paid                                                                               $     19,880   $     19,336   $     23,579
Interest paid                                                                            $     45,704   $     16,128   $     11,190

See accompanying notes to consolidated financial statements.

Flowserve 2000 Annual Report

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

BASIS OF COMPARISON

Certain amounts in 1999 and 1998 have been reclassified or restated to conform with the 2000 presentation.

BUSINESS COMBINATIONS

Business combinations accounted for under the purchase method of accounting include the results of operations of the acquired business from the date of acquisition. Net assets of the companies acquired are recorded at their fair value to the Company at the date of acquisition and any excess of purchase price over fair value of the identifiable net assets is recorded as goodwill.

REVENUE RECOGNITION

In the fourth quarter of 2000, the Company adopted Staff Accounting Bulletin
(SAB) No. 101, "Revenue Recognition in Financial Statements," retroactive to January 1, 2000.

   Revenues and costs are generally recognized based on the shipping terms agreed to with the customer and fulfillment of all but inconsequential or perfunctory actions required of the Company. Revenue for certain longer-term contracts is recognized based on the percentage of completion. Progress billings are generally shown as a reduction of inventory unless such billings are in excess of accumulated costs, in which case such balances are included in accrued liabilities.

SHORT-TERM INVESTMENTS AND CREDIT RISK

The Company places its temporary cash investments with financial institutions and, by policy, limits the amount of credit exposure to any one financial institution. These investments, with an original maturity of three months or less when purchased, are classified as cash equivalents. They are highly liquid with principal values not subject to significant risk of change due to interest rate fluctuations. Credit risk is also limited due to the large number of customers in the Company's customer base, the Company's diverse product line and the dispersion of the Company's customers across many different geographic regions. As of December 31, 2000, the Company does not believe that it had significant concentrations of credit risk.

ACCOUNTS RECEIVABLE

Accounts receivable are stated net of the allowance for doubtful accounts of $18,481 and $5,705 at December 31, 2000 and 1999, respectively.

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

Buildings, improvements, furniture and fixtures  5 to 35 years
Machinery and equipment                          3 to 12 years
Capital leases                                   3 to 25 years

GOODWILL

The excess cost over the fair value of net assets acquired (goodwill) is amortized on a straight-line basis over 20-40 years. The carrying value of goodwill is reviewed if the facts and circumstances suggest that it may be impaired. If this review indicates that goodwill will not be recoverable, as determined based on the undiscounted cash flows of the entity acquired over the remaining amortization period, the Company's carrying value of the goodwill will be adjusted accordingly. Accumulated amortization was $29,699 and $18,593 as of December 31, 2000 and 1999, respectively.

Flowserve 2000 Annual Report

INTANGIBLES

Intangible assets consist primarily of engineering drawings, trademarks, assembled workforce and patents which are being amortized over their useful lives generally ranging from 9 to 40 years. Accumulated amortization was $6,976 and $2,938 as of December 31, 2000 and 1999, respectively.

LONG-LIVED ASSETS

The Company periodically reviews the net realizable value of its long-lived assets, including goodwill and other intangible and tangible assets, through an assessment of the estimated future cash flows related to such assets. In the event that assets are found to be carried at amounts which are in excess of estimated gross future cash flows, then the assets will be adjusted for impairment to a level commensurate with a discounted cash flow analysis of the underlying assets. The Company believes no impairment of long-lived assets exists at December 31, 2000.

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

   The Company, as part of its risk management program, is party to interest rate swap agreements for the purpose of hedging its exposure to floating interest rates on certain portions of its debt. Gains and losses on these swap agreements are recognized in interest expense as they are realized. As of December 31, 2000, the Company had $75 million of notional amount in outstanding interest rate swaps with third parties.

   As of December 31, 2000, the Company had a U.S. dollar equivalent of $103.9 million in outstanding foreign currency hedges or forward contracts with third parties.

   The Company is exposed to credit related losses in the event of nonperformance by counterparties to financial instruments, but it expects all counterparties to meet their obligations given their high credit ratings.

FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying amounts of the Company's financial instruments approximate fair value as defined under Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures about Fair Value of Financial Instruments."

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

EARNINGS PER SHARE

Earnings per share is presented in accordance with SFAS No. 128, "Earnings Per Share." The Company's potentially dilutive common stock equivalents have been immaterial for all periods presented. Options to purchase 3,413,411, 2,521,623, and 1,043,802 shares of common stock were outstanding at December 31, 2000, 1999, and 1998, respectively, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common stock. Accordingly, basic earnings per share is equal to diluted earnings per share and is presented on the same line for income statement presentation.

INCOME TAXES

The Company accounts for income taxes under the liability method in accordance with SFAS No. 109, "Accounting for Income Taxes."

STOCK-BASED COMPENSATION

The Company follows Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25), and related interpretations in accounting for its employee stock options. Under APB No. 25, no compensation expense is recorded if the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant. Accordingly, no compensation expense has been recorded.

Flowserve 2000 Annual Report

ACCOUNTING DEVELOPMENTS

In 1999, the Financial Accounting Standards Board issued one SFAS that was applicable to the Company - SFAS No. 137, "Deferral of the Effective Date of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities." Changes in the fair value of derivative instruments that are not designated as hedges or that do not meet the hedge accounting criteria in SFAS No. 133, are required to be reported in earnings. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. In June 2000, in conjunction with this standard, the Board also issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." SFAS No. 138 amends the accounting and reporting standards of SFAS No. 133 for certain derivative instruments and certain hedging activities, which have caused implementation difficulties. The Company adopted SFAS No. 133 on January 1, 2001. In conjunction with this adoption, the Company will recognize the fair value of these instruments of $1.3 million as an asset and other comprehensive income during the first quarter of 2001.

   In December 1999, the Securities and Exchange Commission staff issued SAB No. 101, "Revenue Recognition in Financial Statements." This SAB does not change any of the existing rules on revenue recognition. Rather, the SAB provides additional guidance for transactions not addressed by existing rules. The Company adopted SAB No. 101 in the fourth quarter of 2000, retroactive to January 1, 2000. The adoption of the SAB had no material impact on the Company's results of operations in 2000 or for each quarter period.

   In addition, in June 2000, the Emerging Issues Task Force (EITF) issued EITF 00-10, "Accounting for Shipping and Handling Fees and Costs," which required that shipping and handling costs billed to a customer as part of a sales transaction should be classified as revenue. The Company adopted this EITF in the fourth quarter of 2000, retroactive to January 1, 2000. The Company has not restated any prior periods presented due to immateriality.

NOTE 2: ACQUISITIONS

In January, 2000, the Company acquired Innovative Valve Technologies, Inc. (Invatec), a company principally engaged in providing comprehensive maintenance, repair, replacement and value-added distribution services for valves, piping systems, instrumentation and other process-system components for industrial customers.

   The purchase involved acquiring all of the outstanding stock of Invatec and assuming Invatec's existing debt and related obligations. The transaction was accounted for under the purchase method of accounting and was financed by utilizing funds from the Company's working capital. The results of operations for Invatec are included in the Company's consolidated financial statements from the date of acquisition. The purchase price was approximately $16.6 million in cash for shares tendered. Net debt of $87.7 million was simultaneously paid off through borrowings under the Company's revolving credit agreement.

   In August 2000, the Company completed the acquisition of Ingersoll-Dresser Pump Company (IDP), a leading manufacturer of pumps with a diverse mix of pump products and customers with operations in 30 countries, for $775 million in cash. The transaction, which was accounted for as a purchase, was financed with a combination of senior secured financing and senior subordinated notes. Upon closing of the transaction, the existing Company debt was also refinanced. (See
Note 8: Debt and Lease Obligations for information on the debt incurred to finance the acquisition).

   The purchase price has been allocated to assets acquired and liabilities assumed based on estimated fair market value at the date of the acquisition. These allocations include $137.6 million for intangibles and $372.5 million recorded as goodwill. The purchase price allocation for this acquisition is preliminary and further refinements are likely to be made based on the resolution of remaining contingencies.

   The operating results of these acquired businesses have been included in the consolidated statements of income from the dates of acquisition.

Flowserve 2000 Annual Report

   The table below reflects unaudited pro forma results of the Company, Invatec and IDP as if the acquisitions had taken place at the beginning of fiscal years 2000 and 1999, including purchase accounting adjustments and estimated financing costs.

PRO FORMA

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                           Year ended December 31,
                                         ---------------------------
                                             2000           1999
                                         ------------   ------------
Net sales                                $  1,960,121   $  2,060,653
Operating income (before special items)       147,418        128,576
Net (loss) earnings before
   extraordinary items                        (24,281)       (22,657)
Net (loss) earnings                           (26,348)       (22,657)
Net (loss) earnings per share
   (basic and diluted):
     Before extraordinary items          $      (0.64)  $      (0.60)
     Net (loss) earnings                        (0.70)         (0.60)

   The pro forma information does not purport to represent what the Company's results of operations actually would have been had such transactions or events occurred on the dates specified, or to project the Company's results of operations for any future period. The pro forma results in 2000 included integration expense of $35.2 million and restructuring expense of $15.9 million related to integrating the IDP businesses into Flowserve.

   In October 1999, the Company purchased certain assets and liabilities of Honeywell's European industrial control-valve product line and production equipment. The Company completed the phased move of this operation to its existing control-valve manufacturing facilities in Europe in March of 2000. This business generated revenues of about $7 million in 1999. In October 1999, the Company also acquired R&C Valve Service, Inc. The assets of this company were integrated into the Company's existing service center network during the fourth quarter of 1999.

   In July 1998, the Company purchased certain assets and liabilities of the Valtek Engineering Division of Allen Power Engineering, Ltd., from Rolls Royce plc. The Valtek Engineering Division was the British licensee for many of Flowserve's control valve products, with exclusive territorial rights for portions of Europe, the Middle East and Africa since 1971.

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

NOTE 3: RESTRUCTURING AND ACQUISITION RELATED CHARGES

In August 2000, in conjunction with the acquisition of IDP, the Company initiated a restructuring program designed to reduce costs and to eliminate excess capacity by consolidating facilities. The Company's actions, approved and committed to in the third quarter of 2000, are expected to result in the net reduction of approximately 1,100 positions upon estimated completion before the end of 2001. The program includes the closure of IDP's former headquarters, the closure or significant downsizing of a number of pump manufacturing facilities, service and repair centers, and reduction of sales and sales support personnel. The Company currently estimates that the costs associated with the restructuring portion of the program will be approximately $68 million. The Company had originally estimated these costs to be approximately $61 million. This increase from the original estimate is primarily due to updated actuarial information for post-retirement and pension expense relating to a plant closure. This increase was offset by a non-cash reclassification from the restructuring accrual to post-retirement benefits and pension liabilities which resulted in a net reduction to the accrual of $8.8 million.

   Approximately $44 million of the total cost relates to the IDP operations acquired and $28 million has been capitalized in goodwill as part of the purchase price of IDP ($44 million of estimated costs less deferred tax effect of $16 million), while the remaining cost of $24 million relates to the Flowserve operations and was recorded as restructuring expense.

   During the last five months of 2000, the Company incurred $35.2 million in integration costs in conjunction with this program. Included in the integration costs was a $3.0 million loss on the sale of the Tulsa facility in the fourth quarter of 2000. The facility sale was required as part of an agreement with the Department of Justice in order to acquire IDP. Since this facility had previously been targeted for closure in the fourth quarter of 1999, this resulted in a non-cash reduction of the existing 1999 restructuring reserve of $5.3 million. This balance was applied against restructuring expense during the current year.

   As of December 31, 2000, the program had resulted in a net reduction of 879 employees.

Flowserve 2000 Annual Report

   Expenditures charged to the 2000 restructuring reserve were:

                                             Other
                               Severance   Exit Costs      Total
                              ----------   ----------   ----------
Balance at August 16, 2000    $   45,980   $   14,832   $   60,812
Cash expenditures                (18,645)      (2,434)     (21,079)
Net non-cash reduction            (8,849)          --       (8,849)
                              ----------   ----------   ----------
Balance at December 31, 2000  $   18,486   $   12,398   $   30,884
                              ==========   ==========   ==========

   In the fourth quarter of 1999, the Company initiated a restructuring program that included a one-time charge of $15.9 million recorded as restructuring expense. The restructuring charge related to the planned closure of 10 facilities and a reduction in workforce at those and other locations.

   During the third quarter of 2000, the reserve for these restructuring costs was reduced by $5.3 million. This was the result of plans to sell the aforementioned Tulsa facility that had been previously targeted for closure. This balance was applied against restructuring expense during the current year.

   The 1999 restructuring program is expected to result in a net reduction of approximately 290 employees at a cost of $12.9 million upon estimated completion during the second quarter of 2001. In addition, exit costs associated with the facilities closings were $3.0 million. As of December 31, 2000, the program has resulted in a net reduction of 230 employees.

   Expenditures charged to the 1999 restructuring reserve were:

                                             Other
                               Severance   Exit Costs     Total
                              ----------   ----------   ----------
Balance at December 24, 1999  $   12,900   $    2,960   $   15,860
Cash expenditures                   (102)          --         (102)
                              ----------   ----------   ----------
Balance at December 31, 1999      12,798        2,960       15,758
Cash expenditures                 (6,766)      (1,932)      (8,698)
Non-cash reduction                (4,364)      (1,028)      (5,392)
                              ----------   ----------   ----------
Balance at December 31, 2000  $    1,668           --   $    1,668
                              ==========   ==========   ==========

NOTE 4: MERGER

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

   In 1997, the Company developed a merger integration program that includes facility rationalizations in North America and Europe, organizational realignments at the corporate and division levels, procurement initiatives, investments in training, and support for the service and repair operations. In the fourth quarter of 1997, the Company recognized a one-time restructuring charge of $32,600 related to this program. Other nonrecurring expenses related to the merger (merger integration expense) were incurred in 1999, 1998 and 1997 in order to achieve the planned synergies. These expenses of $14,200, $38,300 and $7,000, respectively were principally for costs for consultants, relocation and training.

   As of June 30, 1999, the restructuring portion of the merger integration had been completed. The Company paid severance to approximately 331 employees at a cost of $22,400.

NOTE 5: STOCK PLANS

The Company maintains shareholder-approved stock option plans to purchase shares of the Company's common stock. At December 31, 2000, approximately 711,800 options were available for grant. Options under these plans have been granted to officers and employees to purchase shares of common stock at or above the fair market value at the date of grant. Generally, these options, whether granted from the current or prior plans, become exercisable over staggered periods, but expire after 10 years from the date of the grant. The plan provides that any option may include a stock appreciation right; however, none has been granted since 1989. The aggregate number of shares exercisable was 2,195,599 at December 31, 2000, 2,117,816 at December 31, 1999 and 1,703,171 at December 31, 1998.

Flowserve 2000 Annual Report

   Information concerning stock options issued to officers and other employees is presented in the following table:

                                              2000                     1999                     1998
                                     -----------------------  -----------------------  -----------------------
                                                   WEIGHTED                 Weighted                 Weighted
                                                    AVERAGE                  Average                  Average
                                                   EXERCISE                 Exercise                 Exercise
                                       SHARES        PRICE      Shares        Price      Shares        Price
                                     ----------   ----------  ----------   ----------  ----------   ----------
Number of shares under option:
   Outstanding at beginning of year   3,672,327   $    21.56   2,689,420   $    23.33   2,246,557   $    25.05
   Granted                              337,700        17.38   1,249,500        17.96     765,169        18.50
   Exercised                            (71,036)       14.40     (31,599)       11.93    (167,867)       20.32
   Cancelled                           (160,611)       22.26    (234,994)       24.31    (154,439)       29.04
                                      ---------   ----------   ---------   ----------   ---------   ----------
   Outstanding at end of year         3,778,380   $    21.29   3,672,327   $    21.56   2,689,420   $    23.33
                                      =========   ==========   =========   ==========   =========   ==========

   The weighted average remaining contractual life of options outstanding is 7.0 years. Additional information relating to the ranges of options outstanding at December 31, 2000, is as follows:

                                                                         Options Outstanding              Options Exercisable
                                                                    -----------------------------  ---------------------------------
                                                    Weighted                          Weighted                          Weighted
                                                     Average                           Average          Number           Average
Range of Exercise Prices                            Remaining         Number       Exercise Price   Exercisable at    Exercise Price
Per Share                                       Contractual Life    Outstanding       Per Share    December 31, 2000    Per Share
---------                                       ----------------    -----------    --------------  -----------------  --------------
$ 5.95-11.76                                          2.4               14,656          $ 9.09           14,656           $ 9.09
$11.76-27.44                                          7.4            3,120,428          $19.33        1,537,647           $20.71
$27.44-39.20                                          5.2              643,296          $31.14          643,296           $31.14
                                                                     ---------                        ---------
                                                                     3,778,380                        2,195,599
                                                                     =========                        =========

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

For the year ended December 31,   2000     1999     1998
                                 ------   ------   ------
Risk-free interest rate             5.4%     6.1%     5.6%
Dividend yield                       --      3.3%     3.3%
Stock volatility                   32.9%    32.5%    34.1%
Average expected life (years)       7.8      9.1      8.6

   The options granted had a weighted average "fair value" per share on date of grant of $8.63 in 2000, $5.75 in 1999, and $6.14 in 1998. For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting periods.

   The Company's pro forma information (in thousands except for per share information) is as follows:

For the year ended December 31,                         2000        1999        1998
                                                     ----------  ----------  ----------
Net earnings
   As reported                                       $   13,241  $   12,177  $   48,875
   Pro forma                                              9,423       8,671      47,030
Earnings per share (diluted and basic):
   As reported                                       $     0.35  $      0.32 $     1.23
   Pro forma                                               0.25         0.23       1.18

   Because the determination of the fair value of all options granted includes an expected volatility factor and, because additional option grants are expected to be made each year, the above pro forma disclosures are not representative of pro forma effects for future years.

Flowserve 2000 Annual Report

   The Company also has a restricted stock plan that authorizes the grant of up to 250,000 shares of the Company's common stock. In general, the shares cannot be transferred for a period of at least one but not more than 10 years and are subject to forfeiture during the restriction period. The intrinsic value of the shares is amortized to compensation expense over the periods in which the restrictions lapse. Restricted stock grants were 26,645 shares in 2000, 181,213 in 1999, and 10,165 shares in 1998. The weighted average value of the restricted stock grants, based on the stock price at date of grant, was $13.42 in 2000, $18.66 in 1999 and $24.07 in 1998. Total compensation expense recognized in the income statement for all stock based awards was $1,041 in 2000, $878 in 1999, and $485 in 1998.

NOTE 6: ASSETS HELD FOR SALE

The Company is in the process of selling certain facilities, machinery and equipment and other fixed assets as part of its plan to eliminate excess capacity by consolidating facilities. The Company is in the process of negotiating the sale of these facilities and fixed assets and expects the sale of such items to be completed within two years. These assets, totaling $14,852, have been identified separately within property, plant and equipment as Assets Held For Sale (See Note 7: Details of Certain Consolidated Balance Sheet Captions), and have been recorded at their estimated net realizable value.

NOTE 7: DETAILS OF CERTAIN CONSOLIDATED BALANCE SHEET CAPTIONS

INVENTORIES

Inventories and the method of determining cost were:

December 31,                           2000          1999
                                    ----------    ----------
Raw materials                       $   51,981    $   29,674
Work in process and finished goods     330,060       182,493
Less: Progress billings                (38,605)       (5,746)
                                    ----------    ----------
                                       343,436       206,421
LIFO reserve                           (37,478)      (38,065)
                                    ----------    ----------
Net inventory                       $  305,958    $  168,356
                                    ==========    ==========
Percent of inventory accounted
   for by LIFO                              67%           64%
Percent of inventory accounted
   for by FIFO                              33%           36%


PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment were:

December 31,                               2000         1999
                                        ----------   ----------
Land                                    $   48,350   $   16,311
Buildings, improvements, furniture
   and fixtures                            311,686      189,561
Machinery, equipment, capital
   leases and construction in progress     275,967      293,310
                                        ----------   ----------
                                           636,003      499,182
Less: Accumulated depreciation            (245,443)    (289,206)
                                        ----------   ----------
                                           390,560      209,976
Assets held for sale                        14,852           --
                                        ----------   ----------
Net property, plant and equipment       $  405,412   $  209,976
                                        ==========   ==========

OTHER ASSETS

Other assets were:

December 31,                                 2000        1999
                                          ----------  ----------
Deferred tax assets                       $   66,977  $   33,914
Investments in unconsolidated affiliates      20,377       7,091
Prepaid financing fees                        44,331       2,882
Deferred compensation funding                 17,743      13,773
Other                                         11,480      20,292
                                          ----------  ----------
Total                                     $  160,908  $   77,952
                                          ==========  ==========

ACCRUED LIABILITIES

Accrued liabilities were:

December 31,                                2000        1999
                                         ----------  ----------
Wages, compensation, and other benefits  $  100,774  $   56,285
Accrued restructuring                        32,552      15,758
Accrued interest                             29,489       2,312
Accrued commissions and royalties             6,916       8,876
Progress billings in excess of
   accumulated costs                          9,529       6,115
Other                                        64,293      22,474
                                         ----------  ----------
Total                                    $  243,553  $  111,820
                                         ==========  ==========

POST-RETIREMENT BENEFITS AND DEFERRED ITEMS

Post-retirement benefits and deferred items were:

December 31,                 2000        1999
                          ----------  ----------
Post-retirement benefits  $  122,153  $   65,359
Deferred taxes                78,379      26,233
Deferred compensation         12,977      19,251
Other                         46,598      25,364
                          ----------  ----------
Total                     $  260,107  $  136,207
                          ==========  ==========

Flowserve 2000 Annual Report

NOTE 8: DEBT AND LEASE OBLIGATIONS

Long-term debt, including capital lease obligations, consisted of:

December 31,                             2000        1999
                                      ----------  ----------
Term Loan Tranche A, interest at
   9.31% and 9.50% in 2000            $  275,000  $       --
Term Loan Tranche B, interest at
   10.06% and 10.25% in 2000             475,000          --
Senior Subordinated Notes, interest
   at 12.25% in 2000                     379,021          --
Senior Notes, interest at 7.14% and
   7.17% in 1999                              --      50,000
Loan, due annually through 2002,
   interest at 8.94% in 1999                  --      10,156
Revolving credit agreement, interest
   at 7.07% in 1999                           --     140,000
Capital lease obligations and other          185         979
                                      ----------  ----------
                                       1,129,206     201,135
Less amounts due within one year          18,098       3,125
                                      ----------  ----------
Total long-term debt                  $1,111,108  $  198,010
                                      ==========  ==========

   Maturities of long-term debt, including capital lease obligations, for the next five years are:

2001                                               $   18,098
2002                                                   45,087
2003                                                   60,000
2004                                                   64,000
2005                                                   68,000
Thereafter                                            874,021
                                                   ----------
Total                                              $1,129,206
                                                   ==========

   In August 2000, in connection with the acquisition of IDP, the Company entered into a Credit Agreement for senior secured credit facilities which includes a $275 million term loan due June 2006, a $475 million term loan due June 2008, and a $300 million revolving credit facility with a final maturity of June 2006. The term loans bear interest based on LIBOR plus a credit spread, or the Prime Rate plus a credit spread, at the option of the Company. The term loans require scheduled principal payments beginning June 30, 2001. The senior secured credit facilities are collateralized by the domestic assets of the Company and a pledge of 65% of the stock of the foreign subsidiaries. As of December 31, 2000 none of the revolving credit facility was drawn and the full amount of the term loans were outstanding.

   The scheduled principal payments of the term loans outstanding at December 31, 2000 are summarized as follows: $18 million in 2001, $45 million in 2002, $60 million in 2003, $64 million in 2004, $68 million in 2005, $106.6 million in 2006, $258.7 million in 2007 and $129.7 million in 2008. Beginning in 2002, the Company is required to use a percentage of excess cash from operations, as defined in the Credit Agreement, to reduce the outstanding principal of the term loans.

   The revolving credit facility allows the Company to issue up to $200 million in letters of credit. As of December 31, 2000, $32.2 million of letters of credit had been issued under the facility. As there were no borrowings against the revolving credit facility on December 31, 2000, the Company had $267.8 million remaining in unused borrowing capacity under the revolving credit facility.

   The Company also issued 10 year, senior subordinated notes on August 8, 2000 in a U.S. dollar tranche and a Euro tranche. Proceeds of $285.9 million from the dollar tranche ($290.0 million face amount less premium of $4.1 million), and EUR 98.6 million from the Euro tranche (EUR 100.0 million face amount less premium of EUR 1.4 million), were also used in completing the IDP acquisition. The notes were issued at a fixed rate of 12.25%, were originally priced at a discount to yield 12.50%, and have no scheduled principal payments prior to maturity in August 2010. At August 2005, the notes become callable at a redemption price of 106.125%. At August of each subsequent year, the notes are callable at 104.083%, 102.042% and 100.000% for 2006, 2007 and 2008 and
thereafter, respectively. Interest on the notes is payable semi-annually, with the first payment commencing in February 2001.

   The provisions of the Credit Agreement require the Company to meet or exceed specified financial covenants that are defined in the Credit Agreement. These covenants include a leverage ratio, an interest coverage ratio, and a fixed charge coverage ratio. Further, the provisions of the Credit Agreement and the senior subordinated notes contain limitations or restrictions relating to new indebtedness, prepayment of subordinated debt, liens, sale and leaseback transactions, disposition of assets, payment of dividends or other distributions, and capital expenditures, among other things.

   As a result of entering into the new credit agreement, the existing five-year $600 million revolving credit agreement was cancelled. Additionally, the remaining senior notes issued in 1992 and in 1996 totaling $50 million, along with the existing loan obligation related to a German acquisition were repaid in full.

Flowserve 2000 Annual Report

   As a result of the cancellation of the existing credit agreement and the prepayment of the existing senior notes, the Company recorded extraordinary items of $2.1 million, net of tax of $1.2 million, which represents prepayment penalties on the senior notes and the write-off of deferred financing fees associated with the credit agreement.

   The Company has noncancelable operating leases for certain offices, service and quick response centers, certain manufacturing and operations facilities, and machinery, equipment and automobiles. Rental expense relating to operating leases was $13,020 in 2000, $11,648 in 1999 and $11,798 in 1998.

   The future minimum lease payments under noncancelable operating leases are:

2001                                                  $11,923
2002                                                    9,119
2003                                                    4,962
2004                                                    3,441
2005                                                    3,204
Thereafter                                             17,493
                                                      -------
Total                                                 $50,142
                                                      =======

NOTE 9: GUARANTOR AND NONGUARANTOR FINANCIAL STATEMENTS

In connection with the IDP acquisition and as part of the related financing, the Company and newly formed Dutch subsidiary, Flowserve Finance B.V., issued an aggregate of $375 million of dollar-denominated senior subordinated notes (the dollar Notes and the Euro Notes), in private placements pursuant to Rule 144A and Regulation S. The dollar Notes and the Euro Notes are general unsecured obligations of the Company and Flowserve Finance B.V., respectively, subordinated in right of payment to all existing and future senior indebtedness of the Company and Flowserve Finance B.V., respectively, and guaranteed on a full, unconditional, joint and several basis by the Company's wholly owned domestic subsidiaries and, in the case of the Euro Notes, by the Company.

   The following condensed consolidating financial information presents:

   (1) Condensed consolidating balance sheet as of December 31, 2000 and the related statements of income and cash flows for the twelve months ended December 31, 2000 of (a) Flowserve Corporation, the parent, (b) Flowserve Finance B.V., (c) the guarantor subsidiaries, (d) the nonguarantor subsidiaries, and the Company on a consolidated basis, and

   (2) Condensed consolidating balance sheet as of December 31, 1999 and the related statements of income and cash flows for the twelve months ended December 31, 1999, of (a) Flowserve Corporation, the parent, (b) the guarantor subsidiaries, (c) the nonguarantor subsidiaries, and the Company on a consolidated basis, and

   (3) Consolidated statements of income and cash flows for the twelve months ended December 31, 1998, of (a) Flowserve Corporation, the parent, (b) the guarantor subsidiaries, (c) the nonguarantor subsidiaries, and the Company on consolidated basis, and

   (4) Elimination entries necessary to consolidate Flowserve Corporation, the parent, with Flowserve Finance, B.V., guarantor and nonguarantor subsidiaries.

   Investments in subsidiaries are accounted for by the parent using the equity method of accounting. The guarantor and nonguarantor subsidiaries are presented on a combined basis. The principal elimination entries eliminate investments in subsidiaries and intercompany balances and transactions. Separate financial statements for the guarantor subsidiaries and the nonguarantor subsidiaries are not presented because management believes such financial statements would not be meaningful to investors.

Flowserve 2000 Annual Report

CONSOLIDATED STATEMENT OF INCOME

                                                                          Year ended December 31, 2000
                                             --------------------------------------------------------------------------------------
                                                             FLOWSERVE      GUARANTOR     NONGUARANTOR                 CONSOLIDATED
(Amounts in thousands)                          PARENT      FINANCE B.V.   SUBSIDIARIES   SUBSIDIARIES  ELIMINATIONS       TOTAL
                                             ------------   ------------   ------------   ------------  ------------   ------------
Sales                                        $    151,825   $         --   $    857,475   $    611,117  $    (82,124)  $  1,538,293
Cost of sales                                     116,703             --        582,238        414,564       (82,124)     1,031,381
                                             ------------   ------------   ------------   ------------  ------------   ------------
Gross profit                                       35,122             --        275,237        196,553            --        506,912
   Selling and administrative expense              48,948             --        175,790        110,768            --        335,506
   Research, engineering and development
     expense                                        5,951             --         15,199          3,650            --         24,800
   Restructuring expenses                           9,064             --          2,564          7,736            --         19,364
   Integration and merger expenses                  6,346             --         16,822         12,043            --         35,211
                                             ------------   ------------   ------------   ------------  ------------   ------------
Operating income                                  (35,187)            --         64,862         62,356            --         92,031
   Net interest expense                            26,980            343         34,799          5,862         2,337         70,321
   Other (income) expense, net                     (2,918)            --        (36,881)        40,662        (2,337)        (1,474)
   Equity in (earnings) loss of subsidiaries      (51,709)            --             --             --        51,709             --
                                             ------------   ------------   ------------   ------------  ------------   ------------
(Loss) earnings before income taxes                (7,540)          (343)        66,944         15,832       (51,709)        23,184
(Benefit) provision for income taxes              (21,910)            --         26,618          3,168            --          7,876
                                             ------------   ------------   ------------   ------------  ------------   ------------
Earnings (loss) before extraordinary items         14,370           (343)        40,326         12,664       (51,709)        15,308
Extraordinary items, net of income taxes            1,129             --            938             --            --          2,067
                                             ------------   ------------   ------------   ------------  ------------   ------------
Net earnings (loss)                          $     13,241   $       (343)  $     39,388   $     12,664  $    (51,709)  $     13,241
                                             ============   ============   ============   ============  ============   ============

Flowserve 2000 Annual Report

CONSOLIDATED STATEMENT OF INCOME

                                                                          Year ended December 31, 1999
                                                  -----------------------------------------------------------------------
                                                                                 Guarantor    Nonguarantor   Consolidated
(Amounts in thousands)                               Parent      Subsidiaries   Subsidiaries  Eliminations       Total
                                                  ------------   ------------   ------------  ------------   ------------
Sales                                             $    140,710   $    519,035   $    472,563  $    (71,036)  $  1,061,272
Cost of sales                                           72,042        380,302        316,620       (71,036)       697,928
                                                  ------------   ------------   ------------  ------------   ------------
Gross profit                                            68,668        138,733        155,943            --        363,344
   Selling and administrative expense                   61,195        121,417         93,272            --        275,884
   Research, engineering and development expense         5,265         16,546          3,834            --         25,645
   Restructuring expenses                                   --         13,674          2,186            --         15,860
   Integration and merger expenses                          --         13,514            693            --         14,207
                                                  ------------   ------------   ------------  ------------   ------------
Operating income                                         2,208        (26,418)        55,958            --         31,748
   Net interest expense                                  2,007         11,939          1,437          (706)        14,677
   Other (income) expense, net                          (1,878)       (10,584)        10,582           706         (1,174)
   Equity in (earnings) loss of subsidiaries           (10,915)            --             --        10,915             --
                                                  ------------   ------------   ------------  ------------   ------------
Earnings (loss) before income taxes                     12,994        (27,773)        43,939       (10,915)        18,245
Provision (benefit) for income taxes                       817         (8,027)        13,278            --          6,068
                                                  ------------   ------------   ------------  ------------   ------------
Net earnings (loss)                               $     12,177   $    (19,746)  $     30,661  $    (10,915)  $     12,177
                                                  ============   ============   ============  ============   ============

CONSOLIDATED STATEMENT OF INCOME

                                                                             Year ended December 31, 1998
                                                      -----------------------------------------------------------------------
                                                                       Guarantor    Nonguarantor                 Consolidated
(Amounts in thousands)                                   Parent      Subsidiaries   Subsidiaries  Eliminations      Total
                                                      ------------   ------------   ------------  ------------   ------------
Sales                                                 $    153,292   $    582,691   $    441,701  $    (94,598)  $  1,083,086
Cost of sales                                              104,383        374,684        283,284       (94,598)       667,753
                                                      ------------   ------------   ------------  ------------   ------------
Gross profit                                                48,909        208,007        158,417            --        415,333
   Selling and administrative expense                       41,076        135,887         88,593            --        265,556
   Research, engineering and development expense             5,361         16,618          4,393            --         26,372
   Integration and merger expenses                           5,976         24,325          8,025            --         38,326
                                                      ------------   ------------   ------------  ------------   ------------
Operating (loss) income                                     (3,504)        31,177         57,406            --         85,079
   Net interest expense                                      1,976          9,675          2,053        (2,326)        11,378
   Other (income) expense, net                              (3,201)        (8,867)        10,286         2,326            544
   Equity in (earnings) loss of subsidiaries               (49,287)            --             --        49,287             --
                                                      ------------   ------------   ------------  ------------   ------------
Earnings (loss) before income taxes                         47,008         30,369         45,067       (49,287)        73,157
(Benefit) provision for income taxes                          (647)         9,663         16,486            --         25,502
                                                      ------------   ------------   ------------  ------------   ------------
Earnings (loss) before cumulative effect of change
in accounting principle                                     47,655         20,706         28,581       (49,287)        47,655
Cumulative effect of change in accounting principle,
net of income taxes                                         (1,220)            --             --            --         (1,220)
                                                      ------------   ------------   ------------  ------------   ------------
Net earnings (loss)                                   $     48,875   $     20,706   $     28,581  $    (49,287)  $     48,875
                                                      ============   ============   ============  ============   ============

Flowserve 2000 Annual Report

CONSOLIDATED BALANCE SHEET

                                                                          December 31, 2000
                                       ---------------------------------------------------------------------------------------
                                                       FLOWSERVE       GUARANTOR    NONGUARANTOR                  CONSOLIDATED
(Amounts in thousands)                    PARENT      FINANCE B.V.   SUBSIDIARIES   SUBSIDIARIES   ELIMINATIONS       TOTAL
                                       ------------   ------------   ------------   ------------   ------------   ------------
Current assets:
   Cash and cash equivalents           $         --   $         --   $         --   $     50,239   $     (7,898)  $     42,341
   Intercompany receivables                  23,530             --         33,252        104,836       (161,618)            --
   Accounts receivable, net                  20,767             --        224,746        241,761             --        487,274
   Inventories                               10,432             --        181,258        114,268             --        305,958
   Current deferred tax asset                    --             --         38,765            961             --         39,726
   Prepaid expenses                           6,261             --         12,216          4,276             --         22,753
                                       ------------   ------------   ------------   ------------   ------------   ------------
     Total current assets                    60,990             --        490,237        516,341       (169,516)       898,052
Property, plant and equipment, net           34,332             --        189,978        181,102             --        405,412
Investment in subsidiaries                  791,437             --        443,092             --     (1,234,529)            --
Intercompany receivables                    501,286         90,112         10,849         21,598       (623,845)            --
Goodwill, net                                 7,814             --        459,983         46,644             --        514,441
Other intangible assets, net                     --             --        114,129         17,201             --        131,330
Other assets                                 52,991          4,865         97,861          5,191             --        160,908
                                       ------------   ------------   ------------   ------------   ------------   ------------
Total assets                           $  1,448,850   $     94,977   $  1,806,129   $    788,077   $ (2,027,890)  $  2,110,143
                                       ============   ============   ============   ============   ============   ============

Current liabilities:
   Accounts payable                    $      5,588   $          1   $     76,910   $     97,766   $     (7,899)  $    172,366
   Intercompany payables                     33,973          2,279         20,704        104,658       (161,614)            --
   Income taxes                               4,679             --          2,928         (7,607)            --             --
   Accrued liabilities                       13,443            111        120,729        110,202           (932)       243,553
   Long-term debt due within one year        18,000             --             90              8             --         18,098
                                       ------------   ------------   ------------   ------------   ------------   ------------
     Total current liabilities               75,683          2,391        221,361        305,027       (170,445)       434,017
Long-term debt due after one year         1,018,063         92,958              2             85             --      1,111,108
Intercompany payables                           131             --        468,840        154,873       (623,844)            --
Post-retirement benefits and deferred
  items                                      50,062             --        166,187         42,926            932        260,107
Shareholders' equity:
   Serial preferred stock, $1.00 par
     value                                       --             --             --             --             --             --
   Common shares, $1.25 par value            51,856             --              2        197,582       (197,584)        51,856
   Capital in excess of par value            65,785             --        676,035         89,489       (765,524)        65,785
   Retained earnings                        357,495           (343)       285,998        138,332       (423,987)       357,495
                                       ------------   ------------   ------------   ------------   ------------   ------------
                                            475,136           (343)       962,035        425,403     (1,387,095)       475,136
   Treasury stock, at cost                  (92,545)            --           (613)         2,246         (1,633)       (92,545)
   Accumulated other comprehensive
   (loss) income                            (84,224)           (29)       (11,683)      (142,483)       154,195        (84,224)
   Deferred compensation obligation           6,544             --             --             --             --          6,544
                                       ------------   ------------   ------------   ------------   ------------   ------------
     Total shareholder's equity             304,911           (372)       949,739        285,166     (1,234,533)       304,911
                                       ------------   ------------   ------------   ------------   ------------   ------------
Total liabilities and shareholders'
  equity                               $  1,448,850   $     94,977   $  1,806,129   $    788,077   $ (2,027,890)  $  2,110,143
                                       ============   ============   ============   ============   ============   ============

Flowserve 2000 Annual Report

CONSOLIDATED BALANCE SHEET

                                                                             December 31, 1999
                                                  ------------------------------------------------------------------------
                                                                   Guarantor    Nonguarantor                  Consolidated
(Amounts in thousands)                               Parent      Subsidiaries   Subsidiaries   Eliminations       Total
                                                  ------------   ------------   ------------   ------------   ------------
Current assets:
   Cash and cash equivalents                      $         --   $        889   $     29,966   $       (392)  $     30,463
   Intercompany receivables                            194,594            930          7,640       (203,164)            --
   Accounts receivable, net                             16,702         94,639        102,284             --        213,625
   Inventories                                          17,811         76,580         73,965             --        168,356
   Current deferred tax asset                               --         23,921          1,176             --         25,097
   Prepaids expenses                                        --         10,718         10,557         (5,028)        16,247
                                                  ------------   ------------   ------------   ------------   ------------
     Total current assets                              229,107        207,677        225,588       (208,584)       453,788
Property, plant and equipment, net                      33,223        118,356         58,397             --        209,976
Investment in subsidiaries                             403,643        273,430             --       (677,073)            --
Intercompany receivables                                60,432        209,138         20,674       (290,244)            --
Goodwill, net                                            2,744         33,004         54,450             --         90,198
Other intangible assets, net                                --          6,041            196             --          6,237
Other assets                                            40,954         35,175          1,823             --         77,952
                                                  ------------   ------------   ------------   ------------   ------------
Total assets                                      $    770,103   $    882,821   $    361,128   $ (1,175,901)  $    838,151
                                                  ============   ============   ============   ============   ============

Current liabilities:
   Accounts payable                               $     12,481   $     31,659   $     32,164   $     (4,201)  $     72,103
   Intercompany payables                               159,578         21,494         22,092       (203,164)            --
   Notes payable                                           734             --             --             --            734
   Income taxes                                          3,592             --          5,505         (1,219)         7,878
   Accrued liabilities                                  11,813         64,963         35,044             --        111,820
   Long-term debt due within one year                      870            387          1,868             --          3,125
                                                  ------------   ------------   ------------   ------------   ------------
     Total current liabilities                         189,068        118,503         96,673       (208,584)       195,660
Long-term debt due after one year                        4,610        190,000          3,400             --        198,010
Intercompany payables                                  233,473         16,479         40,292       (290,244)            --
Post-retirement benefits and deferred items             34,678         86,640         14,889             --        136,207
Shareholders' equity:
   Serial preferred stock, $1.00 par value                  --             --             --             --             --
   Common shares, $1.25 par value                       51,856              1         71,933        (71,934)        51,856
   Capital in excess of par value                       67,963        168,495         91,238       (259,733)        67,963
   Retained earnings                                   344,254        357,605         46,468       (404,073)       344,254
                                                  ------------   ------------   ------------   ------------   ------------
                                                       464,073        526,101        209,639       (735,740)       464,073
   Treasury stock, at cost                             (93,448)          (612)         1,837         (1,225)       (93,448)
   Accumulated other comprehensive (loss) income       (62,351)       (54,290)        (5,602)        59,892        (62,351)
                                                  ------------   ------------   ------------   ------------   ------------
   Total shareholders' equity                          308,274        471,199        205,874       (677,073)       308,274
                                                  ------------   ------------   ------------   ------------   ------------
Total liabilities and shareholders' equity        $    770,103   $    882,821   $    361,128   $ (1,175,901)  $    838,151
                                                  ============   ============   ============   ============   ============

Flowserve 2000 Annual Report

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                          Year ended December 31, 2000
                                            ---------------------------------------------------------------------------------------
                                                            FLOWSERVE      GUARANTOR     NONGUARANTOR                  CONSOLIDATED
(Amounts in thousands)                         PARENT      FINANCE B.V.   SUBSIDIARIES   SUBSIDIARIES   ELIMINATIONS       TOTAL
                                            ------------   ------------   ------------   ------------   ------------   ------------
Cash flows - Operating activities:
   Net earnings                             $     13,241   $       (343)  $     39,388   $     12,664   $    (51,709)  $     13,241
   Adjustments to reconcile net earnings
   to net cash provided by operating
   activities:
     Depreciation                                  6,221             --         25,778         10,677             --         42,676
     Amortization                                    461             --         11,088          2,812             --         14,361
     Loss (gain) on the sale of fixed
     assets                                           --             --           (260)           410             --            150
     Loss on impairment of facilities and
     equipment                                        --             --          3,673             --             --          3,673
     Change in assets and liabilities, net
     of effects of acquisitions and
     dispositions:
       Accounts receivable                        (4,065)            --        (32,305)       (33,732)            --        (70,102)
       Inventories                                 7,380             --        (16,558)         7,215             --         (1,963)
       Intercompany receivable and payable      (589,288)       (87,832)       560,455        117,050           (385)            --
       Prepaid expenses                             (403)            --         (2,729)        15,737         (4,637)         7,968
       Other assets                              (14,679)           (53)        (5,672)           750             --        (19,654)
       Accounts payable                           (6,891)            --          6,840         21,831         (3,696)        18,084
       Accrued liabilities                         4,544            111        (19,280)        (2,658)          (932)       (18,215)
       Income taxes                                  173             --            665         (9,696)         1,219         (7,639)
       Post-retirement benefits and
       deferred items                             15,385             --         21,042         (4,443)           932         32,916
       Net deferred taxes                         (6,533)            --         10,214         (1,759)            --          1,922
                                            ------------   ------------   ------------   ------------   ------------   ------------
Net cash flows (used) provided by
operating activities                            (574,454)       (88,117)       602,339        136,858        (59,208)        17,418
                                            ------------   ------------   ------------   ------------   ------------   ------------
Cash flows - Investing activities:
   Capital expenditures, net of disposals         (7,330)            --         (9,250)       (11,153)            --        (27,733)
   Payments for acquisitions, net of cash
   acquired and dispositions                    (387,793)            --       (235,701)      (699,357)       557,455       (765,396)
                                            ------------   ------------   ------------   ------------   ------------   ------------
Net cash flows (used) provided by
investing activities                            (395,123)            --       (244,951)      (710,510)       557,455       (793,129)
                                            ------------   ------------   ------------   ------------   ------------   ------------
Cash flows - Financing activities:
   Net repayments under lines of credit               --             --        (88,903)        (2,108)            --        (91,011)
   Payment of long-term debt                    (161,663)            --       (189,997)        (6,828)            --       (358,488)
   Payment of debt issuance costs                (41,663)        (4,811)            --             --             --        (46,474)
   Proceeds from long-term debt                1,191,511         92,958             --             --             --      1,284,469
   Proceeds from issuance of common stock            615             --             --             --             --            615
   Other                                         (19,223)            --        (79,377)       604,353       (505,753)            --
                                            ------------   ------------   ------------   ------------   ------------   ------------
Net cash flows provided (used) by
financing activities                             969,577         88,147       (358,277)       595,417       (505,753)       789,111
Effect of exchange rate changes                       --            (30)            --         (1,492)            --         (1,522)
                                            ------------   ------------   ------------   ------------   ------------   ------------
Net change in cash and cash equivalents               --             --           (889)        20,273         (7,506)        11,878
Cash and cash equivalents at beginning
of year                                               --             --            889         29,966           (392)        30,463
                                            ------------   ------------   ------------   ------------   ------------   ------------
Cash and cash equivalents at end of year    $         --   $         --   $         --   $     50,239   $     (7,898)  $     42,341
                                            ============   ============   ============   ============   ============   ============

Flowserve 2000 Annual Report

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                               Year ended December 31, 1999
                                                          ------------------------------------------------------------------------
                                                                           Guarantor    Nonguarantor                  Consolidated
(Amounts in thousands)                                       Parent      Subsidiaries   Subsidiaries   Eliminations       Total
                                                          ------------   ------------   ------------   ------------   ------------
Cash flows - Operating activities:
   Net earnings                                           $     12,177   $    (19,746)  $     30,661   $    (10,915)  $     12,177
   Adjustments to reconcile net earnings to cash
   provided by operating activities:
     Depreciation                                                2,771         18,003         14,271             --         35,045
     Amortization                                                  450          1,484          2,620             --          4,554
     Loss (gain) on the sale of fixed assets                       232            294            (86)            --            440
     Loss on impairment of facilities and equipment              2,834             --             --             --          2,834
     Change in assets and liabilities, net of effects of
     acquisitions and dispositions:
       Accounts receivable                                      (2,159)        14,459            423             --         12,723
       Inventories                                              13,276         18,047         (2,964)            --         28,359
       Intercompany receivable and payable                     161,256       (340,917)       (80,885)       260,546             --
       Prepaid expenses                                        (15,236)         6,359         (4,033)            --        (12,910)
       Other assets                                             20,415        (28,125)        10,329             --          2,619
       Accounts payable                                          1,610        (13,123)         3,852          5,742         (1,919)
       Accrued liabilities                                     (18,633)        24,460            506             --          6,333
       Income taxes                                             24,051        (28,483)        (7,963)            --        (12,395)
       Post-retirement benefits and deferred items             (29,941)        47,176         (9,163)            --          8,072
       Net deferred taxes                                       13,037        (11,695)        (3,159)            --         (1,817)
                                                          ------------   ------------   ------------   ------------   ------------
Net cash flows provided (used) by operating activities         186,140       (311,807)       (45,591)       255,373         84,115
                                                          ------------   ------------   ------------   ------------   ------------
Cash flows - Investing activities:
   Capital expenditures, net of disposals                       (3,940)       (14,580)       (22,015)            --        (40,535)
   Payments for acquisitions, net of cash acquired              (5,743)            --             --             --         (5,743)
                                                          ------------   ------------   ------------   ------------   ------------
Net cash flows used by investing activities                     (9,683)       (14,580)       (22,015)            --        (46,278)
                                                          ------------   ------------   ------------   ------------   ------------
Cash flows - Financing activities:
   Net borrowings (repayments) under lines of credit               638         (8,403)        (5,880)            --        (13,645)
   Payment of long-term debt                                    (8,333)            --          1,963             --         (6,370)
   Payment of debt issuance costs                               (2,183)            --             --             --         (2,183)
   Proceeds from long-term debt                               (117,912)       138,397         (1,709)            --         18,776
   Repurchase of common stock                                   (5,250)            --             --             --         (5,250)
   Proceeds from issuance of common stock                         (529)            --             --             --           (529)
   Dividends paid                                              (21,172)            --             --             --        (21,172)
   Other                                                            --        241,460          7,329       (249,631)          (842)
                                                          ------------   ------------   ------------   ------------   ------------
Net cash flows (used) provided by financing activities        (154,741)       371,454          1,703       (249,631)       (31,215)
Effect of exchange rate changes                                (21,716)       (44,178)        64,807             --         (1,087)
                                                          ------------   ------------   ------------   ------------   ------------
Net change in cash and cash equivalents                             --            889         (1,096)         5,742          5,535
Cash and cash equivalents at beginning of year                      --             --         31,062         (6,134)        24,928
                                                          ------------   ------------   ------------   ------------   ------------
Cash and cash equivalents at end of year                  $         --   $        889   $     29,966   $       (392)  $     30,463
                                                          ============   ============   ============   ============   ============

Flowserve 2000 Annual Report

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                 Year ended December 31, 1998
                                                           ------------------------------------------------------------------------
                                                                           Guarantor     Nonguarantor                  Consolidated
(Amounts in thousands)                                        Parent      Subsidiaries   Subsidiaries   Eliminations       Total
                                                           ------------   ------------   ------------   ------------   ------------
Cash flows - Operating activities:
   Net earnings                                            $     48,875   $     20,706   $     28,581   $    (49,287)  $     48,875
   Adjustments to reconcile net earnings to cash provided
   by operating activities:
     Depreciation                                                 3,213         16,647         15,250             --         35,110
     Amortization                                                (1,153)         1,842          3,500             --          4,189
     (Gain) loss on the sale of fixed assets                         --            (71)           128             --             57
     Cumulative effect of change in accounting principle         (1,220)            --             --             --         (1,220)
     Change in assets and liabilities, net of effects of
     acquisitions and dispositions:
       Accounts receivable                                        7,530         (8,755)         4,240             --          3,015
       Inventories                                                 (769)       (10,458)          (280)            --        (11,507)
       Intercompany receivable and payable                      (48,682)        20,804        (54,576)        82,454             --
       Prepaid expenses                                           3,233          1,377          4,108             --          8,718
       Other assets                                              10,296         13,817        (35,179)            --        (11,066)
       Accounts payable                                             315         16,780         (5,308)        (6,133)         5,654
       Accrued liabilities                                      (20,102)       (10,349)         4,603             --        (25,848)
       Income taxes                                              (1,820)        16,160        (13,289)            --          1,051
       Post-retirement benefits and deferred items               23,063         (5,080)       (21,692)            --         (3,709)
       Net deferred taxes                                       (12,353)         4,157          9,229             --          1,033
       Other                                                         --             --           (248)            --           (248)
                                                           ------------   ------------   ------------   ------------   ------------
Net cash flows provided (used) by operating activities           10,426         77,577        (60,933)        27,034         54,104
                                                           ------------   ------------   ------------   ------------   ------------
Cash flows - Investing activities:
   Capital expenditures, net of disposals                        15,871        (16,804)       (37,316)            --        (38,249)
   Payments for acquisitions, net of cash acquired              (19,951)            --             --             --        (19,951)
   Other                                                             --             --           (427)            --           (427)
                                                           ------------   ------------   ------------   ------------   ------------
Net cash flows used by investing activities                      (4,080)       (16,804)       (37,743)            --        (58,627)
                                                           ------------   ------------   ------------   ------------   ------------
Cash flows - Financing activities:
   Net borrowings (repayments) under lines of credit             (4,678)           410          1,954             --         (2,314)
   Payment of long-term debt                                         --             --        (20,212)            --        (20,212)
   Proceeds from long-term debt                                  73,153        (14,600)        18,397             --         76,950
   Repurchase of common stock                                   (64,508)            --             --             --        (64,508)
   Proceeds from issuance of common stock                         4,764             --             --             --          4,764
   Dividends paid                                               (22,307)            --             --             --        (22,307)
   Other                                                         (6,492)       (44,968)        84,628        (33,168)            --
                                                           ------------   ------------   ------------   ------------   ------------
Net cash flows (used) provided by financing activities          (20,068)       (59,158)        84,767        (33,168)       (27,627)
Effect of exchange rate changes                                  (9,621)        (7,328)        15,425             --         (1,524)
                                                           ------------   ------------   ------------   ------------   ------------
Net change in cash and cash equivalents                         (23,343)        (5,713)         1,516         (6,134)       (33,674)
Cash and cash equivalents at beginning of year                   23,343          5,713         29,546             --         58,602
                                                           ------------   ------------   ------------   ------------   ------------
Cash and cash equivalents at end of year                   $         --   $         --   $     31,062   $     (6,134)  $     24,928
                                                           ============   ============   ============   ============   ============

Flowserve 2000 Annual Report

NOTE 10: DEFERRED COMPENSATION - RABBI TRUST

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

   Effective October 1, 2000, the Company amended the provisions of the deferred compensation plans. As amended, the stock deferred compensation plans do not allow diversification and require the obligation for the deferred compensation amounts held in Company stock be settled by the delivery of a fixed number of shares of Company stock. Accordingly, the deferred compensation obligation to be settled with stock has been reflected in shareholders' equity as of December 31, 2000. Prior to these amendments, the Company recorded net expense of $923 in 2000, an expense of $243 in 1999 and the cumulative effect of a change in accounting principle of $1,220, net of tax, in 1998 to reflect the change in fair value of the deferred compensation liability for Company stock.

NOTE 11: RETIREMENT BENEFITS

The Company sponsors several noncontributory defined benefit pension plans, covering substantially all domestic employees and certain foreign employees, which provide benefits based on years of service and compensation. Retirement benefits for all other employees are provided through defined contribution pension plans, cash balance pension plans, and government-sponsored retirement programs. All defined benefit pension plans are funded based on independent actuarial valuations to provide for current service and an amount sufficient to amortize unfunded prior service over periods not to exceed 30 years.

   Net defined benefit pension expense for domestic pension plans (including both qualified and nonqualified plans) was:

Year ended December 31,             2000         1999         1998
                                 ----------   ----------   ----------
Service cost-benefits earned
   during the period             $    8,753   $    7,585   $    6,411
Interest cost on projected
   benefit obligations               15,396       14,637       14,704
Gain on plan assets                 (19,996)     (18,638)     (18,086)
Amortization of unrecognized
   prior service (benefit) cost      (1,313)        (232)         537
Amortization of unrecognized
   net asset                           (404)        (529)        (499)
Special termination expense           5,210           --           --
                                 ----------   ----------   ----------
Net defined benefit pension
   expense                       $    7,646   $    2,823   $    3,067
                                 ==========   ==========   ==========

   Special termination expense represents costs relating to a plant closure and as such, were recorded as restructuring expense in the consolidated statement of income.

   Net deferred benefit pension expense for foreign pension plans was:

Year ended December 31,          2000         1999         1998
                              ----------   ----------   ----------
Service cost-benefits earned
   during the period          $    1,506   $      232   $       --
Interest cost on projected
   benefit obligations             1,193          341           --
Gain on plan assets               (1,460)        (499)          --
Amortization of unrecognized
   prior service benefit              --          (79)          --
Amortization of unrecognized
   net asset                         (55)          --           --
                              ----------   ----------   ----------
Net defined benefit pension
   expense                    $    1,184   $       (5)  $       --
                              ==========   ==========   ==========

Flowserve 2000 Annual Report

   The following table reconciles the domestic plans' funded status to amounts recognized in the Company's consolidated balance sheets:

December 31,                                2000        1999
                                         ----------    ----------
Projected benefit obligations            $  225,564    $  203,760
Plan assets, at fair value                  225,659       233,722
                                         ----------    ----------
Plan assets in excess of projected
   benefit obligations                           95        29,962
Unrecognized net transition asset                --          (404)
Unrecognized net gain (loss)                  6,884       (14,898)
Unrecognized prior service cost             (20,810)      (21,426)
                                         ----------    ----------
Net pension liability                    $  (13,831)   $   (6,766)
                                         ==========    ==========

Discount rate                                  7.50%         7.50%
Rate of increase in compensation levels         4.5%          4.5%
Long-term rate of return on assets              9.5%          9.5%

   The following table reconciles the foreign plans' funded status to amounts recognized in the Company's consolidated balance sheets:

December 31,                                2000         1999
                                         ----------    ----------
Projected benefit obligations            $   46,036    $    4,984
Planned assets, at fair value                37,593         5,411
                                         ----------    ----------
Planned assets (less than) in excess
   of projected benefit obligations          (8,443)          427
Unrecognized net transition asset               (55)         (312)
Unrecognized net gain                         1,896           282
                                         ----------    ----------
Net pension (liability) asset            $   (6,602)   $      397
                                         ==========    ==========

Discount rate                                  5.99%         7.50%
Rate of increase in compensation levels         3.4%          4.5%
Long-term rate of return on assets              7.7%          9.5%

   Following is a reconciliation of the domestic plans' defined benefit pension obligations:

December 31,                      2000         1999
                               ----------   ----------
Beginning benefit obligations  $  203,761   $  224,905
Service cost                        8,753        7,585
Interest cost                      15,396       14,637
Plan amendments                      (842)     (24,385)
Actuarial loss (gain)              11,323       (4,586)
Benefits paid                     (18,037)     (14,395)
Special termination expense         5,210           --
                               ----------   ----------
Ending benefit obligations     $  225,564   $  203,761
                               ==========   ==========

   Following is a reconciliation of the foreign plans' defined benefit pension obligations:

December 31,                      2000         1999
                               ----------   ----------
Beginning benefit obligations  $    4,984   $    1,558
Acquisitions                       39,650           --
Service cost                        1,507          232
Interest cost                       1,193          341
Employee contributions                385           --
Plan amendments                        --        2,768
Actuarial (gain) loss                (820)         293
Benefits paid                      (1,162)        (208)
Foreign exchange impact               299           --
                               ----------   ----------
Ending benefit obligations     $   46,036   $    4,984
                               ==========   ==========

   Following is a reconciliation of the domestic plans' defined benefit pension assets:

December 31,              2000         1999
                       ----------   ----------
Beginning plan assets  $  233,722   $  219,510
Return on plan assets       9,391       28,212
Company contributions         583          395
Benefits paid             (18,037)     (14,395)
                       ----------   ----------
Ending plan assets     $  225,659   $  233,722
                       ==========   ==========

   Following is a reconciliation of the foreign plans' defined benefit pension assets:

December 31,                2000         1999
                         ----------   ----------
Beginning plan assets    $    5,411   $    5,750
Acquisitions                 33,689           --
Employee contributions          385           --
Company contributions           904           --
Foreign exchange impact        (285)          --
Return on plan assets        (1,651)        (131)
Benefits paid                  (860)        (208)
                         ----------   ----------
Ending plan assets       $   37,593   $    5,411
                         ==========   ==========

   The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $20,271, $19,411, and $213, respectively, as of December 31, 2000 and $6,374, $6,117, and $0, respectively as of December 31, 1999.

   The Company sponsors several defined contribution pension plans covering substantially all domestic and Canadian employees and certain other foreign employees. Employees may contribute to these plans, and these contributions are matched

Flowserve 2000 Annual Report

in varying amounts by the Company. The Company may also make additional contributions for eligible employees. Defined contribution pension expense for the Company was $7,324 in 2000, $7,712 in 1999, and $7,309 in 1998. Effective
July 1, 1999, three existing defined benefit programs for United States employees were consolidated into one program. The plan was amended to reflect the conversion of primarily final average pay methodologies into a cash balance design and resulted in lowering the defined benefit pension obligation by $21,617 in 1999. In conjunction with this change, new employee groups became eligible to participate in the plan.

   The Company also sponsors several defined benefit post-retirement health care plans covering most current and future retirees in the United States. These plans are for medical and dental benefits and are provided through insurance companies and health maintenance organizations. The plans include participant contributions, deductibles, co-insurance provisions and other limitations, and are integrated with Medicare and other group plans. The plans are funded as insured benefits and health maintenance organization premiums are incurred.

   Net post-retirement benefit expense comprised:

Year ended December 31,                2000         1999         1998
                                    ----------   ----------   ----------
Service cost - benefits earned
   during the period                $      869   $      957   $      882
Interest cost on accumulated post-
   retirement benefit obligations        4,707        3,841        3,749
Amortization of unrecognized
   prior service benefit                (2,002)      (1,333)      (1,497)
Curtailment                             11,537           --           --
                                    ----------   ----------   ----------
Net post-retirement benefit
   expense                          $   15,111   $    3,465   $    3,134
                                    ==========   ==========   ==========

   Following is a reconciliation of the accumulated post-retirement benefit obligations:

December 31,                           2000         1999
                                    ----------   ----------
Beginning accumulated post-
   retirement benefit obligation    $   49,045   $   57,313
Service cost                               869          957
Interest cost                            4,707        3,841
Curtailment                             11,537           --
Plan amendments                         (3,000)      (7,565)
Acquisition                             25,000           --
Actuarial (gain) loss                    5,441       (1,396)
Benefits paid                           (4,268)      (4,105)
                                    ----------   ----------
Ending accumulated post-retirement
   benefit obligations              $   89,331   $   49,045
                                    ==========   ==========

   Effective with the purchase of IDP on August 8, 2000, the Company assumed post-retirement liabilities for all former IDP active employees as of the date of the purchase. In connection with the restructuring plans announced in 2000, a curtailment liability of $11,537 was recognized to reflect termination related post-retirement obligations. This curtailment expense is included in restructuring expense in the consolidated statement of income.

   The following table presents the components of post-retirement benefit amounts recognized in the Company's consolidated balance sheet:

December 31,                           2000          1999
                                    ----------    ----------
Accumulated post-retirement
   benefit obligations              $   89,331    $   49,045
Unrecognized prior service benefit      14,014        13,568
Unrecognized net (loss) gain            (4,205)        1,059
                                    ----------    ----------
Accrued post-retirement benefits    $   99,140    $   63,672
                                    ==========    ==========

Discount rate                             7.50%         7.50%

   The assumed ranges for the annual rates of increase in per capita costs for periods prior to Medicare were 7.5% for 2000 with a gradual decrease to 6.0% for 2002 and future years, and for periods after Medicare, 5.5% for 2000 with a gradual decrease to 5.0% for 2002 and future years.

   Increasing the assumed rate of increase in post-retirement benefit costs by 1% in each year would increase net post-retirement benefit expense by approximately $401 and accumulated post-retirement benefit obligations by $6,386. Reducing the assumed rate of decrease in post-retirement benefit costs by 1% in each year would reduce net post-retirement benefit expense by approximately $371 and accumulated benefit obligations by $5,849.

   The Company made contributions to the defined benefit post-retirement plan of $4,268 in 2000 and $4,105 in 1999.

NOTE 12: CONTINGENCIES

As of December 31, 2000, the Company was involved as a "potentially responsible party" (PRP) at four former public waste disposal sites that may be subject to remediation under pending government procedures. The sites are in various stages of evaluation by federal and state environmental authorities. The projected cost of remediating these sites, as well as the Company's alleged "fair share" allocation, is uncertain and speculative until all studies have been completed and the parties have either negotiated an amicable resolution or the matter has been judicially resolved. At each site, there are many other

Flowserve 2000 Annual Report
parties who have similarly been identified, and the identification and location of additional parties is continuing under applicable federal or state law. Many of the other parties identified are financially strong and solvent companies that appear able to pay their share of the remediation costs. Based on the Company's preliminary information about the waste disposal practices at these sites and the environmental regulatory process in general, the Company believes that it is likely that ultimate remediation liability costs for each site will be apportioned among all liable parties, including site owners and waste transporters, according to the volumes and/or toxicity of the wastes shown to have been disposed of at the sites.

   The Company is a defendant in numerous pending lawsuits (which include, in many cases, multiple claimants) that seek to recover damages for alleged personal injury allegedly resulting from exposure to asbestos-containing products formerly manufactured and/or distributed by the Company. All such products were used within self-contained process equipment, and management does not believe that there was any emission of ambient asbestos-containing fiber during the use of this equipment.

   The Company is also a defendant in several other products liability lawsuits that are insured, subject to the applicable deductibles, and certain other noninsured lawsuits received in the ordinary course of business. Management believes that the Company has adequately accrued estimated losses for such lawsuits. No insurance recovery has been projected for any of the insured claims, because management currently believes that all will be resolved within applicable deductibles. The Company is also a party to other noninsured litigation that is incidental to its business, and, in management's opinion, will be resolved without a material adverse impact on the Company's financial statements.

   Although none of the aforementioned potential liabilities can be quantified with any certainty, the Company has established reserves covering these possible exposures, which management believes are reasonable based on past experience and available facts. While additional exposures beyond these reserves could exist, none gives rise to any additional liability that can now be reasonably estimated, and the Company believes any such costs will not have a material adverse impact on the Company. The Company will continue to evaluate these potentially additional contingent loss exposures and, if they develop, recognize expense as soon as such losses can be reasonably estimated.

NOTE 13: SHAREHOLDERS' EQUITY

In 1997, the Company increased its authorized $1.25 par value common stock from 60,000,000 to 120,000,000 shares. The authorized shares were increased in connection with the merger of Durco and BW/IP resulting in the formation of Flowserve Corporation. At both December 31, 2000 and 1999, the Company had authorized 1,000,000 shares of $1.00 par value preferred stock.

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

NOTE 14: INCOME TAXES

The provision (benefit) for taxes on income consisted of the following:

Year ended December 31,     2000         1999         1998
                         ----------   ----------   ----------
Current:
   U.S. federal          $    1,001   $    1,179   $    1,226
   Non-U.S                    8,775        8,836       13,798
   State and local            1,160        1,630          438
                         ----------   ----------   ----------
     Total current           10,936       11,645       15,462
                         ----------   ----------   ----------
Deferred:
   U.S. federal              (2,924)     (11,780)       7,915
   Non-U.S                     (455)       6,777        1,409
   State and local              319         (574)         716
                         ----------   ----------   ----------
     Total deferred          (3,060)      (5,577)      10,040
                         ----------   ----------   ----------
Total provision          $    7,876   $    6,068   $   25,502
                         ==========   ==========   ==========

Flowserve 2000 Annual Report

   The provision for taxes on income was different from the statutory corporate rate due to the following:

Year ended December 31,               2000          1999          1998
                                   ----------    ----------    ----------
U.S. federal income tax rate             35.0%         35.0%         35.0%
Non-U.S. tax rate differential
   and utilization of operating
   loss carryforwards                     1.2           0.7           2.6
State and local income taxes, net         4.5           2.7           1.4
Utilization of tax credits               (6.5)         (1.6)         (1.5)
Foreign sales corporation                (4.8)         (2.2)         (2.6)
Goodwill                                  4.6           1.6           0.6
Other, net                                 --          (2.9)         (0.6)
                                   ----------    ----------    ----------
Effective tax rate                       34.0%         33.3%         34.9%
                                   ==========    ==========    ==========

   For the year ended December 31, 2000, the Company's effective income tax rate on continuing operations of 34.0% differed from the Company's effective income tax rate, including extraordinary items of 33.6% due to rate differences recorded on the extraordinary items.

   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's consolidated deferred tax assets and liabilities were:

December 31,                             2000        1999
                                      ----------  ----------
Deferred tax assets related to:
   Post-retirement benefits           $   37,708  $   23,989
   Net operating loss carryforwards       11,207       4,837
   Compensation accruals                  13,266       9,773
   Inventories                             5,130          --
   Credit carryforwards                   20,491       5,410
   Loss on dispositions                    3,454       1,852
   Warranty and accrued liabilities       10,637       2,542
   Restructuring charge                    9,797       9,013
   Other                                   5,679       4,851
                                      ----------  ----------
     Total deferred tax assets           117,369      62,267
   Less valuation allowances              14,036       7,763
                                      ----------  ----------
   Net deferred tax assets               103,333      54,504
                                      ----------  ----------
Deferred tax liabilities related to:
   Property, plant and equipment          40,460      12,520
   Goodwill                               31,811      10,610
   Other                                   1,865       2,183
                                      ----------  ----------
     Total deferred tax liabilities       74,136      25,313
                                      ----------  ----------
Deferred tax assets, net              $   29,197  $   29,191
                                      ==========  ==========


   The Company has recorded valuation allowances to reflect the estimated amount of deferred tax assets that may not be realized due to the expiration of net operating loss and foreign tax credit carryforwards. The net changes in the valuation allowances were attributed to an increase in expected non-utilization of net operating loss and credit carryforwards. The company had approximately $33,500 of net operating loss carryforwards at December 31, 2000, the majority of which was generated in non-U.S. jurisdictions in which net operating losses do not expire.

   Earnings before income taxes comprised:

Year ended December 31,     2000        1999         1998
                         ----------  ----------   ----------
U.S.                     $    1,114  $  (21,116)  $   27,326
Non-U.S                      22,070      39,361       45,831
                         ----------  ----------   ----------
Total                    $   23,184  $   18,245   $   73,157
                         ==========  ==========   ==========

   Undistributed earnings of the Company's non-U.S. subsidiaries amounted to approximately $210,500 at December 31, 2000. These earnings are considered to be indefinitely reinvested and, accordingly, no additional United States income taxes or non-U.S. withholding taxes have been provided. Determination of the amount of additional taxes that would be payable if such earnings were not considered indefinitely reinvested is not practical.

NOTE 15: SEGMENT INFORMATION

Flowserve is principally engaged in the worldwide design, manufacture, distribution and service of industrial flow management equipment. The Company provides pumps, valves, and mechanical seals primarily for the petroleum industry, the chemical-processing industry, power-generation industry, water industry, general industry and other industries requiring flow management products.

   The Company has three divisions, each of which constitutes a business segment. Each division manufactures different products and is defined by the type of products and services provided. Each division has a president, who reports directly to the Chief Executive Officer, and a Division Controller. For decision-making purposes, the Chief Executive Officer, Chief Financial Officer and other members of upper management use financial information generated and reported at the division level.

Flowserve 2000 Annual Report

   The Flowserve Pump Division designs, manufactures and distributes pumps and related equipment. The Flow Solutions Division designs, manufactures and distributes mechanical seals and sealing systems and provides service and repair for flow control equipment used in process industries. The Flow Control Division designs, manufactures and distributes automated and manual quarter-turn valves, control valves and valve actuators, and related components. The Company also has a corporate headquarters that does not constitute a separate division or business segment. Amounts classified as All Other include Corporate Headquarter costs and other minor entities that are not considered separate segments. The results for Invatec and IDP are included in the Flow Solutions Division and Flowserve Pump Division, respectively, from the date of acquisition.

   The Company evaluates segment performance and allocates resources based on profit or loss excluding merger transaction, integration, restructuring and interest expense, other income and income taxes. The accounting policies of the reportable segments are the same as described in Note 1 - Significant Accounting Policies. Intersegment sales and transfers are recorded at cost plus a profit margin. This intersegment profit is eliminated in consolidation. Minor reclassifications have been made to certain previously reported information to conform to the current business configuration.


                                 FLOWSERVE       FLOW         FLOW                      CONSOLIDATED
Year ended December 31, 2000       PUMP        SOLUTIONS     CONTROL      ALL OTHER         TOTAL
                               ------------  ------------  ------------  ------------   ------------
Sales to external customers    $    674,340  $    591,582  $    266,368  $      6,003   $  1,538,293
Intersegment sales                   13,104        17,200         9,916       (40,220)            --
Segment operating income(1)          80,603        66,422        28,811       (29,230)       146,606
Depreciation and amortization        26,517        17,631         9,035         3,854         57,037

Identifiable assets            $  1,338,975  $    410,198  $    197,061  $    163,909   $  2,110,143
Capital expenditures                  8,425        10,880         3,843         4,585         27,733

(1) Excludes integration and merger expense, restructuring, interest expense, other income and income taxes.

                                                      Flowserve        Flow          Flow                     Consolidated
Year ended December 31, 1999                             Pump        Solutions     Control      All Other         Total
                                                     ------------  ------------  ------------  ------------   ------------
Sales to external customers                          $    347,159  $    423,658  $    283,670  $      6,785   $  1,061,272
Intersegment sales                                          6,011        14,841        11,650       (32,502)            --
Segment operating income(1)                                19,927        55,882        23,536       (37,530)        61,815
Segment operating income (before all special items)        23,095        56,148        25,069       (31,631)        72,681
Depreciation and amortization                              10,246        12,998         9,824         6,531         39,599

Identifiable assets                                  $    222,999  $    292,015  $    213,322  $    109,815   $    838,151
Capital expenditures                                       12,377        17,068         4,583         6,507         40,535

(1) Excludes integration and merger expense, restructuring, interest expense, other income and income taxes.

                                Flowserve        Flow          Flow                     Consolidated
Year ended December 31, 1998       Pump        Solutions     Control       All Other       Total
                               ------------  ------------  ------------  ------------   ------------
Sales to external customers    $    365,806  $    412,076  $    298,918  $      6,286   $  1,083,086
Intersegment sales                    5,663        16,436        14,253       (36,352)            --
Segment operating income(1)          39,078        65,113        43,826       (24,612)       123,405
Depreciation and amortization        11,535        13,186        11,290         3,288         39,299

Identifiable assets            $    285,618  $    266,485  $    233,120  $     84,974   $    870,197
Capital expenditures                 13,416        15,049         9,284           500         38,249

(1) Excludes integration and merger expense, restructuring, interest expense, other income and income taxes.

Flowserve 2000 Annual Report

RECONCILIATION OF SEGMENT INFORMATION TO CONSOLIDATED AMOUNTS

Significant items from the Company's reportable segments can be reconciled to the consolidated amounts as follows:

                                      Year Ended December 31,
                            ------------------------------------------
Sales                           2000           1999           1998
                            ------------   ------------   ------------
Total sales for reportable
   segments                 $  1,532,290   $  1,054,487   $  1,076,800
Total intersegment sales
   for reportable segments        40,220         32,502         36,352
Other sales                        6,003          6,785          6,286
Elimination of inter-
   segment sales                 (40,220)       (32,502)       (36,352)
                            ------------   ------------   ------------
Total sales                 $  1,538,293   $  1,061,272   $  1,083,086
                            ============   ============   ============

                                Year Ended December 31,
                         ------------------------------------
Profit or Loss              2000         1999         1998
                         ----------   ----------   ----------
Total segment operating
   income                $  175,836   $   99,345   $  148,017
Corporate expenses
   and other                 29,230       37,530       24,612
Restructuring expenses       19,364       15,860           --
Integration and merger
   expenses                  35,211       14,207       38,326
Net interest expense         70,321       14,677       11,378
Other (income) expense,
   net                       (1,474)      (1,174)         544
                         ----------   ----------   ----------
Earnings before income
   taxes                 $   23,184   $   18,245   $   73,157
                         ==========   ==========   ==========

                                       Year Ended December 31,
                             ------------------------------------------
Assets                           2000           1999           1998
                             ------------   ------------   ------------
Total assets for reportable
   segments                  $  1,946,234   $    728,336   $    785,223
Other assets                      231,983        141,911        106,552
Elimination of inter-
   segment receivables            (68,074)       (32,096)       (21,578)
                             ------------   ------------   ------------
Total assets                 $  2,110,143   $    838,151   $    870,197
                             ============   ============   ============


GEOGRAPHIC INFORMATION

The Company attributes revenues to different geographic areas based on the facilities' location. Long-lived assets are classified based on the geographic area in which the assets are located. Sales related to and investment in identifiable assets by geographic area are as follows:

                                            LONG-LIVED
Year ended December 31, 2000       SALES      ASSETS
                                ----------  ----------
United States                   $  950,783  $  877,322
Europe                             372,442     231,530
Other(1)                           215,068      36,262
                                ----------  ----------
Consolidated total              $1,538,293  $1,145,114
                                ==========  ==========

                                            Long-lived
Year ended December 31, 1999       Sales      Assets
                                ----------  ----------
United States                   $  611,374  $  243,107
Europe                             270,850      81,616
Other(1)                           179,048      28,559
                                ----------  ----------
Consolidated total              $1,061,272  $  353,282
                                ==========  ==========

                                            Long-lived
Year ended December 31, 1998       Sales      Assets
                                ----------  ----------
United States                   $  629,117  $  250,999
Europe                             279,117      81,058
Other(1)                           174,852      28,751
                                ----------  ----------
Consolidated total              $1,083,086  $  360,808
                                ==========  ==========

(1) Includes Canada, Latin America and Asia Pacific. No individual geographic segment within this group represents 10% or more of consolidated totals.

MAJOR CUSTOMER INFORMATION

The Company has not received revenues from any customer that represent 10% or more of consolidated revenues for any of the years presented.

Flowserve 2000 Annual Report

NOTE 16: UNAUDITED QUARTERLY FINANCIAL DATA

(Amounts in millions, except per share data)                    2000(a)                                   1999(b)
                                               ---------------------------------------  ---------------------------------------
Quarter                                          4TH        3RD       2ND        1ST       4th        3rd       2nd       1st
                                               --------  --------   --------  --------  --------   --------  --------  --------
Net sales                                      $  541.7  $  412.1   $  299.2  $  285.3  $  262.7   $  254.0  $  275.2  $  269.4
Gross profit                                      174.4     130.1      103.2      99.2      84.3       88.3      93.9      96.8
Earnings before special items                      19.0       6.8       12.6      11.9       8.6        6.8      11.4      12.7
Earnings (loss) before extraordinary items          1.7     (10.9)      12.6      11.9     (11.6)       4.9       8.5      10.4
Net earnings (loss)                                 1.7     (13.0)      12.6      11.9     (11.6)       4.9       8.5      10.4
Earnings per share before special
   items (basic and diluted)                   $   0.50  $   0.18   $   0.33  $   0.31  $   0.23   $   0.18  $   0.30  $   0.34
Earnings (loss) per share before
   extraordinary items (basic and diluted)         0.05     (0.29)      0.33      0.31     (0.31)      0.13      0.22      0.28
Earnings (loss) per share (basic and diluted)      0.05     (0.34)      0.33      0.31     (0.31)      0.13      0.22      0.28

(a) Net earnings in 2000 include IDP integration expenses of $35.2 million, IDP restructuring expenses of $19.4 million, and extraordinary items of $2.1 million net of tax, resulting in a reduction of net earnings of $37.8 million, or $1.00 per share after tax.

(b) Net earnings in 1999 include integration and merger expenses of $14.2 million relating to the Company's Flowserver program, restructuring expenses of $15.9 million, other nonrecurring items for inventory and fixed asset impairment of $5.1 million (included in costs of sales), and executive separation contracts and certain costs related to fourth-quarter 1999 facility closures of $5.8 million (included in selling and administrative expense) resulting in a reduction in net earnings of $27.3 million, or $0.72 per share after tax.

Flowserve 2000 Annual Report

FIVE-YEAR SELECTED FINANCIAL DATA

                                                                                        December 31
                                                          -------------------------------------------------------------------------
(Amounts in thousands, except per share data and ratios)    2000(a)          1999           1998            1997           1996
                                                          ------------   ------------   ------------    ------------   ------------
RESULTS OF OPERATIONS
Sales                                                     $  1,538,293   $  1,061,272   $  1,083,086    $  1,152,196   $  1,097,645
Gross profit                                                   506,912        363,344        415,333         448,877        428,927
Selling, gen. & admin. (including research & devel.)           360,306        301,529        291,928         312,783        307,882
Restructuring and merger transaction expenses                   19,364         15,860             --          44,531          5,778
Integration and merger expenses                                 35,211         14,207         38,326           6,982             --
Operating income                                                92,031         31,748         85,079          84,581        115,267
Operating income (before special items)                        146,606         72,681        127,208         136,094        121,045
Net interest expense                                            70,321         14,677         11,378          11,326         10,412
Earnings before income taxes                                    23,184         18,245         73,157          89,789        108,351
Provision for income taxes                                       7,876          6,068         25,502          38,223         37,254
Earnings before extraordinary items and cumulative
effect of change in accounting principle                        15,308         12,177         47,655          51,566         71,097
Cumulative effect of change in accounting principle                 --             --         (1,220)             --             --
Extraordinary items, net of tax                                  2,067             --             --              --             --
Net earnings                                                    13,241         12,177         48,875          51,566         71,097

Average shares outstanding                                      37,842         37,856         39,898          40,896         41,363
Net earnings per share (basic and diluted)                $       0.35   $       0.32   $       1.23    $       1.26   $       1.72
Dividends paid per share                                            --           0.56           0.56            0.65           0.57
Bookings                                                     1,521,561      1,039,262      1,082,484       1,172,431      1,141,614
Ending backlog                                                 659,250        270,647        291,082         291,568        287,076

PERFORMANCE RATIOS (as a percent of sales)
Gross profit margin                                               33.0%          34.2%          38.3%           39.0%          39.1%
Selling, gen. & admin. (including research & devel.)              23.4%          28.4%          26.9%           27.1%          28.0%
Operating income                                                   6.0%           3.0%           7.9%            7.3%          10.5%
Operating income (before special items)                            9.5%           6.8%          11.7%           11.8%          11.0%
Net earnings                                                       0.9%           1.1%           4.5%            4.5%           6.5%

FINANCIAL CONDITION
Working capital                                           $    464,035   $    258,128   $    268,164    $    284,220   $    279,972
Net property, plant and equipment                              405,412        209,976        209,032         209,509        211,738
Intangibles and other assets                                   806,679        174,387        173,875         155,852        149,003
Total assets                                                 2,110,143        838,151        870,197         880,025        829,776
Capital expenditures, net                                       27,733         40,535         38,249          39,560         35,691
Depreciation and amortization                                   57,037         39,599         39,299          38,933         36,665
Long-term debt                                               1,111,108        198,010        186,292         128,936        143,962
Post-retirement benefits and deferred items                    260,107        136,207        120,015         125,372        108,127
Shareholders' equity                                           304,911        308,274        344,764         395,273        388,624

FINANCIAL RATIOS
Return on average shareholders' equity                             4.4%           3.6%          13.1%           13.0%          18.6%
Return on average net assets                                       5.5%           3.4%           8.6%            9.0%          12.5%
Net debt to capital ratio                                         78.1%          35.7%          34.2%           18.2%          24.7%
Current ratio                                                      2.1            2.3            2.2             2.2            2.5
Interest coverage ratio                                            2.0            4.3            9.5            10.7           12.9

a) Financial results in 2000 include Invatec and IDP from the date of the respective acquisitions. In conjunction with the IDP acquisition, the Company incurred IDP integration expenses of $35,211, IDP restructuring expenses of $19,364 and an extraordinary item of $2,067 net of tax, resulting in a reduction in net earnings of $37,752 or $1.00 per share after tax, for a net earnings per share before special items of $1.35.

Flowserve 2000 Annual Report

SHAREHOLDER AND MARKET INFORMATION

CORPORATE HEADQUARTERS

222 W. Las Colinas Blvd., Suite 1500
Irving, Texas 75039-5421
Telephone 972.443.6500
Facsimile 972.443.6800

TRANSFER AGENT

For stock and legal transfers, changes of address, lost stock certificates, elimination of duplicate mailings of shareholder information or general inquiries about stock ownership, contact:

National City Bank, Dept. 5352
Corporate Trust Operations
P.O. Box 92301
Cleveland, Ohio 44193-0900
Telephone 800.622.6757

ANNUAL MEETING

The 2001 Annual Meeting of Shareholders will be held at 11 a.m. Central time on Thursday, April 19, 2001, at the Marriott Hotel - Las Colinas, 223 W. Las Colinas Blvd., Irving, Texas 75039.

STOCK EXCHANGE LISTING

Flowserve Corporation common stock is listed on the New York Stock Exchange and traded under the symbol FLS.

   The company's records show that at February 15, 2001, approximately 37,886,809 shares of Flowserve common stock were outstanding. Based on these records, plus requests from brokers and nominees listed as shareholders of record, the company estimates there are approximately 10,300 shareholders of its common stock.

COMPOSITE TRADES

                  (Intraday Prices)     (Closing)  Cash Dividends
Year/Quarter       High        Low      Year-end      Declared
------------       ----        ---      --------   --------------
2001
   First
   (2/16/01)       23.50      20.20                       --

2000
   First           17.00      10.56                       --
   Second          17.69      12.00                       --
   Third           18.88      14.50                       --
   Fourth          23.50      16.13       21.38           --

1999
   First           17.50      15.00                    $0.14
   Second          21.56      15.31                    $0.14
   Third           20.00      15.50                    $0.14
   Fourth          17.88      15.38       17.00        $0.14

FORMS 10-K AND 10-Q

Shareholders may obtain without a charge a copy of Flowserve's Annual Report on Form 10-K and quarterly reports on Form 10-Q, as filed with the Securities and Exchange Commission. For copies or information about Flowserve's operating or financial performance, please address your communications to:

Michael E. Conley
Director, Investor Relations
Flowserve Corporation
222 W. Las Colinas Blvd., Suite 1500
Irving, Texas 75039-5421
972.443.6500

For more information on Flowserve, please visit the company's Web site at www.flowserve.com

FIRMS PROVIDING RESEARCH COVERAGE ON FLOWSERVE INCLUDE:

Robert W. Baird & Co. Incorporated
Credit Suisse First Boston Corporation
Dresdner Kleinwort Wasserstein
ING Barings
Merrill Lynch & Co.
Ryan, Beck & Co. Southeast Research Group