Form 10-K405, Exhibit 13
period 2001-12-31
FLOWSERVE CORP
filed 2002-03-12
CIK 30625

                                                                    EXHIBIT 13.1

FINANCIAL REVIEW


Reports of Independent Accountants and Auditors                   22


Report of Management                                              22


Management's Discussion and Analysis                              23


Consolidated Statements of Operations                             32


Consolidated Statements of Comprehensive Loss                     32


Consolidated Balance Sheets                                       33


Consolidated Statements of Shareholders' Equity                   34


Consolidated Statements of Cash Flows                             35


Notes to Consolidated Financial Statements                        36


Five-Year Selected Financial Data                                 61

FLOWSERVE 2001  /  ANNUAL REPORT  22


REPORT OF INDEPENDENT ACCOUNTANTS


To The Board of Directors and Shareholders of
Flowserve Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Flowserve Corporation and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   As discussed in Note 5 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," on January 1, 2001.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Dallas, Texas
February 5, 2002

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT AUDITORS


To The Board of Directors and Shareholders of
Flowserve Corporation

We have audited the accompanying consolidated statement of operations, comprehensive loss, shareholders' equity, and cash flows of Flowserve Corporation and subsidiaries for the year ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

   We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Flowserve Corporation and subsidiaries for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.


/s/ ERNST & YOUNG LLP

Ernst & Young LLP
Dallas, Texas
February 10, 2000, except for Note 8 as to which date is July 14, 2000

--------------------------------------------------------------------------------

REPORT OF MANAGEMENT

The Company's management is responsible for preparation of the accompanying consolidated financial statements. These statements have been prepared in conformity with accounting principles generally accepted in the United States of America and include amounts that are based on management's best estimates and business judgment. Management maintains a system of internal controls, which in management's opinion provides reasonable assurance that assets are safeguarded and transactions properly recorded and executed in accordance with management's authorization. The internal control system is supported by internal audits and is tested and evaluated by the independent auditors in connection with their annual audit. The Board of Directors pursues its responsibility for financial information through an Audit/ Finance Committee comprised entirely of independent directors. This committee regularly meets not only with management, but also separately with representatives of the independent external and internal auditors.

/s/ C. SCOTT GREER

C. Scott Greer
Chairman, President and Chief Executive Officer


/s/ RENEE J. HORNBAKER

Renee J. Hornbaker
Vice President and Chief Financial Officer


/s/ KATHLEEN A. GIDDINGS

Kathleen A. Giddings
Vice President and Chief Accounting Officer

                                               FLOWSERVE 2001 / ANNUAL REPORT 23

MANAGEMENT'S DISCUSSION AND ANALYSIS


OVERVIEW

The following discussion and analysis are provided to increase understanding of, and should be read in conjunction with, the consolidated financial statements and accompanying notes.

   Flowserve produces engineered and industrial pumps, precision mechanical seals, automated and manual quarter-turn valves, control valves and valve actuators, and provides a range of related flow management services worldwide, primarily for the process industries. Equipment manufactured and serviced by the Company is predominately used in industries that deal with difficult-to-handle and often corrosive fluids in environments with extreme temperature, pressure, horsepower and speed. Flowserve's businesses are affected by economic conditions in the United States and other countries where its products are sold and serviced, the cyclical nature of the petroleum, chemical, power and other industries served, by the relationship of the U.S. dollar to other currencies, and by the demand for and pricing of customers' products. The Company believes the impact of these conditions is somewhat mitigated by the strength and diversity of Flowserve's product lines, geographic coverage and significant installed base, which provides potential for an annuity stream of revenue from parts and services.

RESULTS OF OPERATIONS

In general, 2001 results were higher than the prior year due to the Company's acquisition of Ingersoll-Dresser Pump Company (IDP) on August 8, 2000. That acquisition plus the Company's acquisition of Innovative Valve Technologies, Inc. (Invatec) on January 12, 2000 generally resulted in 2000 results greater than those of 1999. These acquisitions are discussed in further detail in the Liquidity and Capital Resources section of this Management Discussion and Analysis. Pro forma results referenced throughout this discussion give effect as if the Company's August 2000 acquisition of IDP had been completed on January 1, 2000 and includes purchase accounting adjustments and estimated financing costs. Special items include integration expense, restructuring expense, extraordinary items and, in 1999, other special items for asset impairment, executive separation contracts and facilities closure costs.

   Sales increased 24.7% to $1,917.5 million in 2001, compared with $1,538.3 million in 2000. Pro forma sales in 2000 were $1,960.1 million. Sales for 2001 compared to the prior year on a pro forma basis were adversely affected by an unfavorable currency translation of approximately 1.9%, the divestiture of product lines in late 2000 to comply with the Department of Justice consent decree to acquire IDP and the closure or sale of several service operations. Additionally, sales in 2001 were adversely impacted by the disruption following September 11th and its resultant impact on an already weakening U.S. economy, which contributed to a reduction in quick turnaround business. Sales increased 44.9% to $1,538.3 million in 2000, compared with $1,061.3 million in 1999. This increase was largely a result of the acquisitions.

   The change in sales is discussed further in the following section on Business Segments.

SALES AND BOOKINGS

(In millions of dollars)

                                   2001           2000           1999
                                   ----           ----           ----
Bookings                         $1,975.5       $1,521.6       $1,039.3
Sales                             1,917.5        1,538.3        1,061.3

   Bookings, or incoming orders for which there are purchase commitments, were $1,975.5 million in 2001, or 29.9% higher than 2000 when bookings were $1,521.6 million. Pro forma bookings in 2000 were $2,036.8 million. Bookings in 2001 were relatively strong in the petroleum, power and water markets. Bookings activity was mixed-to-slightly weaker in the chemical and general industrial markets. Bookings might have been greater had it not been for the adverse impact of the September 11th events. The quick turnaround business, including maintenance, repair and overhaul (MRO), manual valves, parts, seals and ISO and ANSI pump bookings, slowed after September 11th as many of the Company's customers instituted tighter security measures at their plant sites. Bookings in 2000 were 46.4% higher than in 1999 when bookings were $1,039.3 million. This increase was largely a result of the acquisitions. Backlog at December 31, 2001 was $662.8 million compared with $659.3 million in the previous year. The increase in backlog in 2001 reflects bookings strength in the petroleum, power and water markets, products which tend to have longer lead times, partially offset by a downturn in chemical and industrial markets, products which tend to have shorter lead times. Backlog in 2000 was up from 1999 due to the acquisitions.

   Sales originating outside the United States were 43% of total sales in 2001, compared with 38% in 2000 and 42% in 1999. The higher 2001 percentage is primarily due to including IDP's significant international operations for the full year in 2001. The lower 2000 percentage is primarily due to Invatec's markets being principally in the United States

FLOWSERVE 2001 / ANNUAL REPORT 24
and the negative impact of currency translation. Sales to destinations outside the United States were 48%, unchanged from the prior year.

BUSINESS SEGMENTS

Flowserve manages its operations through three business segments: Flowserve Pump Division for engineered and industrial pumps; Flow Solutions Division for precision mechanical seals and flow management services; and Flow Control Division for automated and manual quarter-turn valves, control valves, nuclear valves and valve actuators.

   Sales, including intersegment sales, and operating income before special items, for each of the three business segments follows:

                                                   Flowserve Pump Division
                                              -------------------------------
(In millions of dollars)                        2001       2000        1999
                                              --------   --------    --------
Sales                                         $1,030.5   $  672.2    $  353.2
Operating income (before special items)          124.4       78.8        23.1

   Sales of pumps and pump parts for the Flowserve Pump Division (FPD), increased to $1,030.5 million in 2001 from $672.2 million in 2000 and $353.2 million in 1999. The sales increases were due to the acquisition of IDP. On a pro forma basis, revenues were $1,048.6 million in 2000. The decrease in 2001 sales compared to 2000 pro forma sales generally resulted from unfavorable currency translation, which reduced sales by about 2.1% year-over-year, and the divestiture of product lines in late 2000 to comply with the Department of Justice consent decree. Sales would likely have been higher if not for the slowdown in quick turnaround sales following September 11th. On a comparable operations basis without IDP and Invatec, sales in 2000 declined slightly compared to 1999 primarily due to unfavorable currency translation.

   FPD operating income in 2001, before special items, increased 57.9% from 2000 results of $78.8 million and 72.8% from pro forma 2000 results of $72.0 million. FPD operating income in 2000, before special items, increased 241.1% from 1999 results of $23.1 million. Operating income, before special items, as a percentage of FPD sales increased to approximately 12.1% in 2001 from 11.7% in 2000 on an as reported basis and 6.9% on a pro forma basis, and from 6.5% in 1999. The increase primarily resulted from the synergy savings realized from the IDP integration activities, which include the reduction of overlapping sales activities and the closure, divestiture or significant downsizing of a number of pump plants.


                                                   Flow Solutions Division
                                              -------------------------------
(In millions of dollars)                        2001       2000        1999
                                              --------   --------    --------
Sales                                         $  638.5   $  624.0    $  438.5
Operating income (before special items)           79.4       68.2        56.1

   Sales of seal products and services for the Flow Solutions Division (FSD) increased to $638.5 million in 2001, compared with $624.0 million in 2000 and $438.5 million in 1999. Sales in 2001 were higher than in 2000 primarily due to a full year of the inclusion of a portion of IDP's service repair business in 2001. Pro forma sales were $669.5 million in 2000. The decrease from pro forma sales is due to unfavorable currency translation of 1.5%, the reduction in quick turnaround seal shipments and service business after the September 11th events, and the closure or sale of several service operations. The sales increase in 2000 was primarily due to the acquisitions of IDP and Invatec. On a comparable operations basis without IDP and Invatec, sales in 2000 increased slightly, generally due to the seal business.

   FSD operating income in 2001 of $79.4 million, before special items, was 16.4% above 2000 results of $68.2 million and 4.6% above 2000 pro forma results of $75.9 million. FSD operating income in 2000, before special items, increased 21.6% from 1999 results of $56.1 million. Operating income, before special items, as a percentage of FSD sales increased to 12.4% in 2001 from 10.9% in 2000 on an as reported basis and 11.3% on a pro forma basis, and from 12.8% in 1999. The improvement in 2001 reflects the benefits of the integration of the service operations and the consolidation of the North American seal business. The decrease in 2000 is due to the acquisition of Invatec, including disruption during the integration of Invatec and Invatec's historically lower gross margins, and unfavorable variances and period costs related to the restructuring of the seal business.


                                                    Flow Control Division
                                              -------------------------------
(In millions of dollars)                        2001       2000        1999
                                              --------   --------    --------
Sales                                         $  278.9   $  276.3    $  295.3
Operating income (before special items)           31.5       28.8        25.1

         Sales of valves and valve automation products for the Flow Control Division (FCD) increased to $278.9 million in 2001 from $276.3 million in 2000 and were below the $295.3 million in 1999. Sales in 2001 increased slightly over 2000 despite an unfavorable currency translation, which reduced sales by about 1.8% and the slowdown in quick turnaround manual valve sales after the September 11th events. Sales in 2000 decreased primarily due to a general decline in business levels in the served markets of chemical, petrochemical and refining. The decline in 2000 was also caused by unfavorable currency translation of about 4%.

                                               FLOWSERVE 2001 / ANNUAL REPORT 25


   FCD operating income in 2001 of $31.5 million, before special items, increased 9.4% from 2000 results of $28.8 million. FCD operating income, before special items, in 2000 increased 14.7% from 1999 results of $25.1 million. Operating income before special items, as a percentage of FCD sales was 11.3% in 2001, compared with 10.4% in 2000 and 8.5% in 1999. The improved operating margin in 2001 was primarily due to efficiency improvements, which resulted in cost reductions. The increase in 2000 was primarily due to the benefits of the 1999 restructuring program.

CONSOLIDATED RESULTS

The gross profit of $614.6 million in 2001 increased 21.2% compared with 2000 reflecting the IDP acquisition. The gross profit in 2001 increased 2.5% compared with 2000 on a pro forma basis, despite a 2.2% reduction in pro forma sales. Gross profit margin, gross profit as a percentage of sales, was 32.0% in 2001, 33.0% in 2000 and 34.2% in 1999. The decrease in 2001 and 2000 gross profit as reported was primarily due to the acquisition of IDP, as IDP's margins historically are lower than those for the balance of the Company. The Company's margin in 2001 increased 140 basis points when compared with the 2000 pro forma margin of 30.6%. This improvement primarily resulted from IDP manufacturing integration synergies that resulted from closing, divesting or significantly downsizing a number of pump manufacturing facilities and numerous service and repair facilities. Additionally, the Company benefitted from the consolidation of its North American seal business and consolidation of certain other valve businesses throughout 2000. The benefits were partially offset by a less profitable product mix of chemical process pumps, manual valves, seals and service which was caused by the slowdown in quick turnaround business.

   Inventories are stated at the lower of cost or market. Cost is determined for U.S. inventories by the last-in, first-out (LIFO) method and for other inventories by the first-in, first-out (FIFO) method. The Company's LIFO reserve for U.S. inventories declined to $33.9 million at December 31, 2001 from $37.5 million at December 31, 2000 due primarily to a reduction in the FIFO cost caused by deflation in materials cost in 2001. Therefore, the impact of this reduction on 2001 earnings was insignificant.

   Selling, general and administrative expense was $410.6 million in 2001, compared with $360.3 million in 2000 and $301.5 million in 1999. The increased expense in 2001 and 2000 was due to the acquisitions and period costs associated with the Company's various facility consolidation projects. Selling, general and administrative expense of $410.6 million in 2001 declined 9.3% from 2000 on a pro forma basis. Selling and administrative expense in 1999 included $5.8 million in special items for executive separation contracts and certain costs relating to fourth-quarter 1999 facility closings. On a comparable operations basis without IDP and Invatec, the expense in 2000 was down over 8%, compared with 1999 (excluding the results of IDP and Invatec). Selling, general and administrative expense as a percentage of net sales was 21.4% in 2001, compared with 23.4% in 2000 as reported and 23.1% in 2000 on a pro forma basis, and 27.9% in 1999, excluding $5.8 million in special items for executive separation contracts and certain costs relating to fourth-quarter 1999 facility closings. The decrease in 2001 from the 2000 and 1999 percentages is due to IDP integration savings, including sales force reductions, the IDP headquarters closure, productivity improvements, a reduction in incentive compensation due to lower than planned performance and other cost reduction initiatives.

   Operating income of $204.0 million, before special items, in 2001 increased 39.2% over 2000 and 38.4% over 2000 on a pro forma basis. Operating income of $146.6 million, before special items, in 2000 increased 101.7% over 1999. The improvements generally reflect synergy benefits related to the acquisition and integration of IDP, offset in part by the impact of the aforementioned product mix shift.

   The 2001 restructuring benefit of $1.2 million and 2000 restructuring charge of $19.4 million were realized as part of the IDP integration program. The benefit resulted from a change in estimate in 2001. The charge of $15.9 million in 1999 was related to the 1999 restructuring program. Integration expense was $63.0 million in 2001, $35.2 million in 2000, and $14.2 million in 1999. Integration expense in 2001 and 2000 related to the acquisition of IDP. The 1999 expense related solely to the Flowserver program, a business process improvement program, which was an extension of the 1997 and 1998 Flowserve merger integration program. As part of the 1999 restructuring program, the Company also recorded special items of $5.1 million in cost of sales for inventory and fixed asset impairments and special items of $5.8 million in selling, general and administrative expense for executive separation contracts and certain costs related to fourth-quarter 1999 facility closures.

   Net interest expense was $118.1 million in 2001, compared with $70.3 million in 2000 and $14.7 million in 1999. The 2001 and 2000 amounts reflect the increased interest costs associated with the financing of the Invatec and IDP acquisitions partially offset by lower borrowing rates during 2001. About two-thirds of the debt at December 31, 2001 is floating rate debt and can be impacted by market interest rate changes.

   The effective tax rate, before extraordinary items, was 36.2% in 2001, compared with 34.0% in 2000 and 33.3% in 1999. The increased tax rates in 2001 and 2000 reflect the acquisition of IDP, which has a greater mix of business in higher taxed foreign countries.

   In 2001, the Company recognized a net of tax extraordinary item of $17.9 million, or $0.46 per share, related to the prepayment premium, other direct costs, and write-off of unamortized prepaid financing fees

FLOWSERVE 2001 / ANNUAL REPORT 26
and discount as a result of the early extinguishment of $133 million of 12.25% senior subordinated notes with proceeds from a sale of the Company's common shares. In 2000, the Company recognized a net of tax extraordinary item which totaled $0.05 per share, related to the prepayment of its outstanding indebtedness which was required as part of the financing to acquire IDP.

EARNINGS PER SHARE

Earnings (loss) after special items were a loss of $1.5 million ($0.04 per share) in 2001, compared with earnings of $13.2 million ($0.35 per share) in 2000 and earnings of $12.2 million ($0.32 per share) in 1999. Special items include extraordinary items, restructuring expenses (benefit), integration expenses and, in 1999, inventory and fixed asset impairments, and costs associated with obligations under executive employment and separation agreements. Earnings before special items were $55.8 million ($1.42 per share) in 2001, compared with $51.0 million ($1.35 per share) in 2000 and $39.5 million ($1.04 per share) in 1999. Earnings before special items were $10.7 million ($0.28 per share) in 2000 on a pro forma basis. The increase in earnings before special items in 2001 and 2000 was due to the acquisitions during 2000, synergy benefits related to the acquisitions, as well as the benefits of Flowserve's restructuring program initiated at the end of 1999.

   Operating results before special items and pro forma results should not be considered an alternative to operating results calculated in accordance with generally accepted accounting principles.

RESTRUCTURING

In August 2000, in conjunction with the acquisition of IDP, the Company initiated a restructuring program designed to reduce costs and to eliminate excess capacity by consolidating facilities. The Company's actions, approved and committed to in the third quarter of 2000, resulted in the net reduction of approximately 1,100 positions and have resulted in at least $90 million in annual synergy savings at full run-rates. The Company expects the cost of achieving these synergies will be approximately $158 million, net of the Tulsa reversal and excluding capital expenditures associated with the integration. The program included the closure of IDP's former headquarters, the closure, divestiture or significant downsizing of a number of pump manufacturing facilities and service and repair centers, and a reduction of sales and sales support personnel.

   The Company's current estimate of $65 million in restructuring cost is comprised of approximately $42 million which relates to the IDP operations acquired, of which $26 million has been capitalized in goodwill as part of the purchase price of IDP ($42 million of estimated costs less deferred tax effect of $16 million), while the remaining cost of $23 million relates to the Flowserve operations and was recorded as restructuring expense. This expense was offset by a reversal of a restructuring charge of $5.3 million recorded in 1999 for the Company's Tulsa facility. As part of an agreement with the Department of Justice to acquire IDP, the Company was required to sell its Tulsa facility. This facility had been previously targeted for closure in 1999. Additionally, during 2000 and 2001, the Company recorded non-cash reductions to reclassify certain retirement obligations and other liabilities from the restructuring reserve and to recognize changes in estimate in the restructuring reserve.

   The balance of the $158 million in cost was recorded as integration expense as incurred. During 2001 and 2000, the Company incurred $63.0 million and $35.2 million, respectively, in integration costs in conjunction with this program. The Company has substantially completed its integration activities as of December 31, 2001.

   Expenditures charged to the 2000 restructuring reserve were:

                                                         Other
                                        Severance      Exit Costs        Total
                                        ---------      ----------      ---------
Balance at August 16, 2000              $  45,980      $   14,832      $  60,812
Cash expenditures                         (18,645)         (2,434)       (21,079)
Net non-cash reduction                     (8,849)             --         (8,849)
                                        ---------      ----------      ---------
Balance at December 31, 2000               18,486          12,398         30,884
                                        ---------      ----------      ---------
Cash expenditures                         (13,267)         (6,712)       (19,979)
Net non-cash reduction                     (2,817)         (2,567)        (5,384)
                                        ---------      ----------      ---------
Balance at December 31, 2001            $   2,402      $    3,119      $   5,521
                                        =========      ==========      =========

   In the fourth quarter of 1999, the Company initiated a restructuring program that included a one-time charge of $15.9 million recorded as restructuring expense. The restructuring charge related to the planned closure of several facilities and a reduction in workforce at those and other locations.

   As part of an agreement with the Department of Justice to acquire IDP, the Company was required to sell its Tulsa facility. Since the facility had been previously targeted for closure in 1999, this resulted in a

                                               FLOWSERVE 2001 / ANNUAL REPORT 27


non-cash reduction of the existing 1999 restructuring reserve of $5.3 million in 2000.

   The 1999 restructuring program resulted in a net reduction of approximately 261 employees at a cost of $8.5 million. In addition, exit costs associated with the facilities closings were $1.9 million.

   Expenditures charged to the 1999 restructuring reserve were:

                                                  Other
                                 Severance      Exit Costs        Total
                                 ---------      ----------      ---------
Balance at December 24, 1999     $  12,900      $    2,960      $  15,860
Cash expenditures                     (102)             --           (102)
                                 ---------      ----------      ---------
Balance at December 31, 1999        12,798           2,960         15,758
Cash expenditures                   (6,766)         (1,932)        (8,698)
Non-cash reduction                  (4,364)         (1,028)        (5,392)
                                 ---------      ----------      ---------
Balance at December 31, 2000         1,668              --          1,668
Cash expenditures                   (1,668)             --         (1,668)
                                 ---------      ----------      ---------
Balance at December 31, 2001     $      --      $       --      $      --
                                 =========      ==========      =========


BUSINESS PROCESS IMPROVEMENT INITIATIVE

In 1998, the Company's Board of Directors approved a $120 million expenditure for Flowserver. This business process improvement program was planned to have costs and benefits incremental to the initial merger integration program. Flowserver included the standardization of the Company's processes and implementation of a global information system to facilitate common practices.

   In the fourth quarter of 1999, the Company re-evaluated the Flowserver project and determined that the scope of the program would be scaled back significantly and the overall duration of the program will extend beyond its original five-year plan.

   In 2000, the Company incurred costs associated with the project of $7.3 million recorded as selling and administrative expense and $4.8 million as capital expenditures. In 1999, these costs were $14.2 million recorded as integration expenses and $11.4 million as capital expenditures. Expenses prior to 2000 were recorded as integration expenses as they generally related to the development of a common, integrated business model for the Company. No costs were incurred for this project in 2001.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's discussion and analysis is based on the Company's consolidated financial statements and related footnotes contained within this report. The Company's more critical accounting policies used in the preparation of those consolidated financial statements are discussed below.

   Revenues and costs are generally recognized based on the shipping terms agreed to with the customer and fulfillment of all but inconsequential or perfunctory actions required of the Company. Revenue for certain longer-term contracts is recognized based on the percentage of completion method.

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant estimates made by management include the allowance for doubtful accounts, inventory valuation, deferred tax asset valuation allowances, restructuring accruals, warranty accruals, legal and environmental accruals, insurance accruals, and retirement benefit obligations.

   The Company's estimates for uncollectible accounts receivable are based upon an analysis of the Company's prior collection experience, customer creditworthiness and current economic trends, including changes in the industries served by the Company. Estimates are determined for inventory valuation reserves based upon management's assessment of the market conditions for its products. The Company has recorded valuation allowances to reflect the estimated amount of deferred tax assets that may not be realized based upon the Company's analysis of existing net operating losses and tax credits by jurisdiction and expectations of the Company's ability to utilize these tax attributes through a review of estimated future taxable income and establishment of tax strategies. These estimates could be impacted by changes in future taxable income and the results of tax strategies. The Company has net deferred tax assets totaling $51 million related to net operating loss and foreign tax credit carryforwards at December 31, 2001.

   Warranty obligations are contingent upon product failure rates, materials usage or service delivery costs. The Company estimates its warranty provisions based upon an analysis of all identified or expected claims and an estimate of the cost to resolve those claims. Legal and environmental reserves are recorded based upon a case by case analysis of the facts, circumstances and related costs. Insurance reserves are recorded based upon an analysis of the Company's claim loss history and an estimate of incurred but not recorded claims. Retirement benefit obligations are affected by a number of estimates made by management in consultation with independent actuaries, including the discount rate, long-term rate of return on assets, and assumed rate of increase in health care costs.

   These estimates and assumptions are based upon the best available information and are subject to change as conditions within and beyond the control of the Company change, including but not limited to economic conditions, the availability of additional information and actual experience rates different from those used in the Company's estimates. Accordingly, actual results could differ from those estimates.

FLOWSERVE 2001 / ANNUAL REPORT 28

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS FROM OPERATIONS

Cash flows from operations and borrowings available under the Company's existing credit agreement are its primary sources of short-term liquidity. Cash flows used in operating activities in 2001 were $47.9 million, compared with providing $18.4 million in 2000 and $84.1 million in 1999. Cash flows from operating activities for 2001 were significantly below 2000 cash flows, generally due to payments associated with the IDP integration program, including restructuring and integration payments, higher interest payments attributable to the August 2000 acquisition of IDP and increases in working capital. The primary reasons for the increase in working capital were an increase in inventories in support of backlog for future shipments, increased finished goods safety stock to meet customer deliveries during the integration process, and a systems conversion at a valve plant. At December 31, 2001, the Company had drawn $70.0 million of revolving credit primarily to fund integration activities and increases in working capital. The Company believes cash flows from operating activities would have provided approximately $6 million in 2001 if not for funding the costs of the restructuring activities, integration of IDP and the extraordinary items. The decrease in operating cash flow in 2000 from 1999 primarily resulted from an increase in accounts receivable due to the high volume of FPD shipments late in the year. FPD shipments, on a pro forma basis including IDP, have been historically weighted toward the fourth quarter each year.

   The Company expects improved cash flows from operating activities in 2002 due to reduced restructuring and integration payments, a full year of synergy benefits, lower interest payments and an increased focus on working capital management. The Company believes improved cash flows from operating activities combined with availability under its existing credit agreement will be sufficient to enable the Company to meet its cash flow needs during 2002. However, cash flows from operations could be adversely affected by economic, political and other risks associated with international sales and operations, intense competition, fluctuations in foreign exchange rates and fluctuations in interest rates, among other factors.

PAYMENTS FOR ACQUISITIONS

In January 2000, the Company acquired Invatec, a company principally engaged in providing comprehensive maintenance, repair, replacement and value-added distribution services for valves, piping systems, instrumentation and other process-system components for industrial customers.

   The purchase involved acquiring all of the outstanding stock of Invatec and assuming Invatec's existing debt and related obligations. The transaction was accounted for under the purchase method of accounting and was financed by utilizing available funds. The results of operations for Invatec are included in the Company's consolidated financial statements from the date of acquisition. The purchase price was approximately $16.6 million in cash for shares tendered. Net debt of $87.7 million was simultaneously paid off through borrowings under the Company's revolving credit agreement.

   In August 2000, the Company completed the acquisition of IDP, a leading manufacturer of pumps with a diverse mix of pump products and customers with operations in 30 countries, for $775 million in cash. As part of the purchase, the Company acquired $25 million in cash. The seller also agreed to provide for severance for certain employees and costs related to the accelerated closure of several U.S. facilities which the Company estimated at $52 million. The transaction, which was accounted for as a purchase, was financed with a combination of senior secured term loans and issuance of senior subordinated notes. Upon closing of the transaction, the existing Company debt was also refinanced into the new senior secured credit facility.

   The Company regularly evaluates acquisition opportunities of various sizes. Its ability to raise additional capital through debt or equity financing is a critical consideration in any such evaluation.

CAPITAL EXPENDITURES

Capital expenditures were $35.2 million in 2001, compared with $27.8 million in 2000 and $40.5 million in 1999. Capital expenditures were funded primarily by operating cash flows and bank borrowings. For each of the three years, capital expenditures were invested in new and replacement machinery and equipment, information technology, integration activities including structures and realignment and equipment required at receiving facilities. Capital expenditures included $4.8 million in 2000 and $11.4 million in 1999 related to Flowserver.

   Cash proceeds on the disposal of assets associated with the IDP integration activities were $8.7 million in 2001. Cash proceeds from the sale of Tulsa and disposal of other assets were $5.4 million in 2000.

                                               FLOWSERVE 2001 / ANNUAL REPORT 29



FINANCING

During the third quarter of 2000, in connection with the acquisition of IDP, the Company entered into a Senior Secured Credit Facility (the Credit Facility) which included a $275 million term loan (Tranche A) due June 2006, a $475 million term loan (Tranche B) due June 2008, and a $300 million revolving credit facility with a final maturity of June 2006. The Credit Facility is secured by substantially all domestic assets of the Company and a pledge of 65% of the stock of the foreign subsidiaries. The term loans bear floating interest rates based on LIBOR plus a credit spread, or the Prime Rate plus a credit spread, at the option of the Company. The credit spread can increase or decrease based on the Company's leverage ratio as defined. At December 31, 2001 the interest rates on the term loans were 4.69%, 4.88% and 5.06% relating to Tranche A and 5.63% and 5.81% relating to Tranche B. As of December 31, 2001, $70.0 million of the revolving credit was drawn and $726.9 million of the term loans were outstanding.

   The term loans require scheduled principal payments which began June 30, 2001. At December 31, 2001, the Company had repaid $23 million of the term loans. The scheduled principal payments of the term loans outstanding at December 31, 2001 are summarized as follows: $44.5 million in 2002, $59.4 million in 2003, $63.3 million in 2004, $67.3 million in 2005, $105.9 million in 2006, $257.5 million in 2007 and $129.1 million in 2008. Effective December 31, 2001, the Company is required to use a percentage of excess cash from operations, as defined in the Credit Facility and the indenture, to reduce the outstanding principal of the term loans in the following year. No additional principal payments are due in 2002 under this provision.

   The revolving credit facility allows the Company to issue up to $200 million in letters of credit. As of December 31, 2001, $27.4 million of letters of credit had been issued under the facility. As letters of credit issued under the facility reduce availability, the Company had $202.6 million remaining in unused borrowing capacity at December 31, 2001 under the revolving credit facility.

   The Company also issued 10 year senior subordinated notes on August 8, 2000 in a U.S. dollar tranche and a Euro tranche. Proceeds of $285.9 million from the dollar tranche and EUR 98.6 million from the Euro tranche, equivalent to $89.2 million, were also used in completing the IDP acquisition. The notes, issued at a fixed rate of 12.25%, were originally priced at a discount to yield 12.50%, and have no scheduled principal payment prior to maturity in August 2010. Beginning in August 2005, the notes become callable at a fixed redemption price. The notes can also be redeemed by the Company under certain circumstances and have mandatory redemption features under certain circumstances, including a change in control as defined. Interest on the notes is payable semi-annually in February and August. A portion of these notes was repaid in 2001 as described in the next paragraph.

   During 2001, the Company completed an offering of approximately 6.9 million shares of its common stock for net proceeds of approximately $154 million. These proceeds were used to prepay $101.5 million of the U.S. dollar tranche, EUR 35 million of the Euro tranche of the senior subordinated notes, and to pay associated prepayment premiums and other direct costs. The Company recorded an extraordinary item of $17.9 million, net of tax, comprised of the prepayment premiums, other direct costs, and the write-off of unamortized prepaid financing fees and discount for the portion of the senior subordinated notes that was prepaid.

   The Company recognizes that it has incurred significant indebtedness for the recent acquisitions that is substantial in relation to shareholders' equity. This indebtedness increases the Company's vulnerability to adverse economic and industry conditions, requires the Company to dedicate a substantial portion of cash flow from operating activities to payments on the indebtedness and could limit its ability to borrow additional funds and/or raise additional capital.

   The provisions of the Credit Facility require the Company to meet or exceed specified financial covenants that are defined in the Credit Facility. These covenants include a leverage ratio, an interest coverage ratio, and a fixed charge coverage ratio. Further, the provisions of the Credit Facility and the senior subordinated notes require limitations or restrictions on indebtedness, liens, sale and leaseback transactions, acquisitions, asset sales, payment of dividends or other distributions, capital expenditures, and other customary restrictions. At December 31, 2001, the Company was in compliance with these covenants.

   At December 31, 2001, net debt was 71.3% of the Company's capital structure, compared with 78.1% at December 31, 2000 and 35.7% at December 31, 1999. The ratio decreased in 2001 due to the repayment of a portion of the senior subordinated notes and the term loans combined with an increase in shareholders' equity due to the common stock offering. The ratio increased in 2000 due to the financing incurred for the 2000 acquisitions. The interest coverage ratio of the Company's indebtedness, as defined in the Credit Facility, was 1.7 times interest at December 31, 2001, compared with 2.0 times interest at December 31, 2000 and 4.3 times interest at December 31, 1999.

   Maturities of the Company's long-term debt, and future capital lease and operating lease obligations at December 31, 2001 are summarized as follows: $57 million in 2002, $69 million in 2003, $70 million in 2004, $73 million in 2005, $179 million in 2006 and $635 million thereafter.

   The return on average net assets, before special items, based on results for 2001 was 7.8%, compared with 8.9% for 2000 and 7.7% for 1999. Including the impact of special items, the return on average net assets was 4.4% for 2001, compared with 5.5% for 2000 and 3.4%

FLOWSERVE 2001 / ANNUAL REPORT 30
for 1999. The decrease in the return on average net assets both before and after special items in 2001 compared with 2000 is generally due to the goodwill and other intangible assets associated with the IDP acquisition. The increase in 2000 compared with 1999 is due to the benefits of the 1999 restructuring program and a disproportionate share of IDP's 2000 earnings included during the period from the acquisition date through December 31, 2000 due to the seasonality of its business. The return on average shareholders' equity before special items was 18.5% for 2001, compared with 16.7% for 2000 and 11.7% for 1999. The increases in return on average shareholders' equity before special items in 2001 compared with 2000 and in 2000 compared with 1999 are due to improved earnings before special items and the reduction in shareholders' equity due to other comprehensive expense (principally for cumulative translation adjustment). The return on shareholders' equity, including special items, was (0.5)% for 2001, 4.4% for 2000 and 3.6% for 1999. The decrease in return on average shareholders' equity including special items in 2001 compared with 2000 is generally due to an increase in special items. The increase in return on average shareholders' equity including special items in 2000 compared with 1999 is generally due to earnings from IDP, partially offset by increased special items.

   Inflation during the past three years had little impact on the Company's consolidated financial performance. Foreign currency translation had the effect of reducing the Company's sales by 2% and earnings before income taxes by 9% in 2001, sales by 5% and earnings before income taxes by 12% in 2000 and sales by 1% and earnings before income taxes by 9% in 1999.

RETIREMENT BENEFITS

The Company sponsors several defined benefit pension plans and post-retirement health care plans. The Company's recorded liability for these plans was $146.8 million at December 31, 2001 and $122.2 million at December 31, 2000. The increase in the liability in 2001 reflects a decline in the fair value of pension plan assets due to weak market performance and increased benefits payments due to personnel reductions in recent years. The Company expects to fund contributions to the plans from operating cash flows.

MARKET RISKS ASSOCIATED WITH FINANCIAL INSTRUMENTS

The Company has market risk exposure arising from changes in interest rates and foreign currency exchange rate movements.

   The Company's earnings are impacted by changes in short-term interest rates as a result of borrowings under its Credit Facility, which bear interest based on floating rates. At December 31, 2001, after the effect of interest rate swaps held by the Company, the Company had approximately $650 million of variable-rate debt obligations outstanding with a weighted average interest rate of 5.79%. A hypothetical change of 100-basis points in the interest rate for these borrowings, assuming debt levels at December 31, 2001, would change interest expense by approximately $6.5 million for the year ended December 31, 2001.

   The Company, as part of its risk management program, is party to interest rate swap agreements for the purpose of hedging its exposure to floating interest rates on certain portions of its debt. The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but it expects all counterparties to meet their obligations given their creditworthiness. As of December 31, 2001 and 2000, the Company had $150 million and $75 million of notional amount in outstanding interest rate swaps with third parties with maturities of up to 5 years.

   The Company employs a foreign currency hedging strategy to minimize potential losses in earnings or cash flows from unfavorable foreign currency exchange rate movements. Foreign currency exposures arise from transactions, including firm commitments and anticipated transactions, denominated in a currency other than an entity's functional currency and from foreign-denominated revenues and profits translated back into U.S. dollars. Based on the sensitivity analysis at December 31, 2001, a 10% adverse change in the foreign currency exchange rates could impact the Company's results of operation by $3.0 million. The primary currencies to which the Company has exposure are the Euro, British pound, Canadian dollar, Mexican peso, Japanese yen, Singapore dollar, Brazilian real and Australian dollar.

   Exposures are hedged primarily with foreign currency forward contracts that generally have maturity dates less than one year. Company policy allows foreign currency coverage only for identifiable foreign currency exposures and, therefore, the Company does not enter into foreign currency contracts for trading purposes where the objective is to generate profits. As of December 31, 2001 and 2000, the Company had an U.S. dollar equivalent of $69.4 million and $103.9 million in outstanding forward contracts with third parties.

   Generally, the Company views its investments in foreign subsidiaries from a long-term perspective, and therefore, does not hedge these investments. The Company uses capital structuring techniques to manage its investment in foreign subsidiaries as deemed necessary.

   The Company incurred foreign currency translation losses of $37.6 million in 2001, $20.7 million in 2000 and $20.9 million in 1999. These losses, included in other comprehensive expense, were the result of a general strengthening of the U.S. dollar versus the Euro and other currencies of the Company's foreign subsidiaries.

                                               FLOWSERVE 2001 / ANNUAL REPORT 31

EURO CONVERSION

On January 1, 1999, 11 European Union member states (Germany, France, The Netherlands, Austria, Italy, Spain, Finland, Ireland, Belgium, Portugal and Luxembourg) adopted the Euro as their common national currency. Until January 1, 2002, either the Euro or a participating country's national currency will be accepted as legal tender. Beginning on January 1, 2002, Euro-denominated bills and coins will be issued, and by July 1, 2002, only the Euro will be accepted as legal tender. The Company does not expect its future financial condition, results of operations or cash flows to be materially impacted by the Euro conversion.

ACCOUNTING DEVELOPMENTS

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method. Additionally, SFAS No. 141 establishes specific criteria for the recognition of intangible assets separately from goodwill. SFAS No. 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition and is effective for the Company on January 1, 2002. The most significant changes made by SFAS No. 142 require that goodwill and indefinite lived intangible assets no longer be amortized and be tested for impairment at least on an annual basis. Additionally, the amortization period for intangible assets will no longer be limited to forty years.

   The Company is currently assessing the impact of SFAS 141 and 142 and has not yet determined the full effects these statements will have on its consolidated financial position or results of operations. However, the Company has estimated that the reduction in annual amortization expense for goodwill and indefinite lived intangible assets will total approximately $19 million, or approximately $14 million or $0.30 per share after-tax.

   In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for the Company on January 1, 2003. The Company is currently assessing the impact of SFAS No. 143 and has not yet determined the effects, if any, it will have on its consolidated financial position or results of operations.


FORWARD-LOOKING INFORMATION IS SUBJECT TO RISK AND UNCERTAINTY

This Annual Report and other written reports and oral statements made from time-to-time by the Company contain various forward-looking statements and include assumptions about Flowserve's future market conditions, operations and results. These statements are based on current expectations and are subject to significant risks and uncertainties. They are made pursuant to safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Among the many factors that could cause actual results to differ materially from the forward-looking statements are: changes in the financial markets and the availability of capital; changes in the already competitive environment for the Company's products or competitors' responses to Flowserve's strategies; the Company's ability to integrate past and future acquisitions into its management and operations; political risks or trade embargoes affecting important country markets; the health of the petroleum, chemical and power industries; economic conditions and the extent of economic growth in areas inside and outside the United States; unanticipated difficulties or costs associated with the implementation of systems, including software; the Company's ability to meet the financial covenants and other requirements of its financing agreements; repercussions from the terrorist attacks of September 11, 2001, and the response of the United States to those attacks; technological developments in the Company's products as compared to those of its competitors; changes in prevailing interest rates and the effective interest costs which the Company bears; and adverse changes in the regulatory climate and other legal obligations imposed on the Company. The Company undertakes no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise.

FLOWSERVE 2001 / ANNUAL REPORT 32

CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                         Year ended December 31,
                                                                            ------------------------------------------------
(Amounts in thousands, except per share data)                                   2001              2000              1999
                                                                            ------------      ------------      ------------
Sales                                                                       $  1,917,507      $  1,538,293      $  1,061,272
Cost of sales                                                                  1,302,955         1,031,381           697,928
                                                                            ------------      ------------      ------------
Gross profit                                                                     614,552           506,912           363,344
  Selling, general and administrative expense                                    410,563           360,306           301,529
  Restructuring expenses                                                          (1,208)           19,364            15,860
  Integration expenses                                                            63,043            35,211            14,207
                                                                            ------------      ------------      ------------
Operating income                                                                 142,154            92,031            31,748
  Net interest expense                                                           118,072            70,321            14,677
  Other income, net                                                               (1,547)           (1,474)           (1,174)
                                                                            ------------      ------------      ------------
Earnings before income taxes                                                      25,629            23,184            18,245
Provision for income taxes                                                         9,275             7,876             6,068
                                                                            ------------      ------------      ------------
Earnings before extraordinary items                                               16,354            15,308            12,177
Extraordinary items, net of income taxes (See footnote 7)                        (17,851)           (2,067)               --
                                                                            ------------      ------------      ------------
Net (loss) earnings                                                         $     (1,497)     $     13,241      $     12,177
                                                                            ============      ============      ============
Earnings (loss) per share (basic and diluted):
  Before extraordinary items                                                $       0.42      $       0.40      $       0.32
  Extraordinary items, net of income taxes                                         (0.46)            (0.05)               --
                                                                            ------------      ------------      ------------
Net (loss) earnings per share                                               $      (0.04)     $       0.35      $       0.32
                                                                            ============      ============      ============

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

                                                                                           Year ended December 31,
                                                                            ------------------------------------------------
(Amounts in thousands)                                                          2001              2000              1999
                                                                            ------------      ------------      ------------
Net (loss) earnings                                                         $     (1,497)     $     13,241      $     12,177
Other comprehensive (expense) income:
   Foreign currency translation adjustments                                      (37,560)          (20,724)          (20,874)
   Retirement plan adjustments (See footnote 10)                                 (16,223)           (1,149)             (842)
   Cumulative effect of change in accounting principle (See footnote 5)              840                --                --
   Hedging transactions (See footnote 5)                                          (4,985)               --                --
                                                                            ------------      ------------      ------------
Other comprehensive expense                                                      (57,928)          (21,873)          (21,716)
                                                                            ------------      ------------      ------------
Comprehensive loss                                                          $    (59,425)     $     (8,632)     $     (9,539)
                                                                            ============      ============      ============


See accompanying notes to consolidated financial statements.

                                               FLOWSERVE 2001 / ANNUAL REPORT 33

Consolidated Balance Sheets

                                                                December 31,
                                                        --------------------------
(Amounts in thousands, except per share data)              2001            2000
                                                        ----------      ----------
ASSETS
Current assets:
   Cash and cash equivalents                            $   21,533      $   42,341
   Accounts receivable, net                                455,861         487,274
   Inventories                                             347,591         305,958
   Current deferred tax asset                               36,316          39,726
   Prepaid expenses                                         36,838          22,753
                                                        ----------      ----------
     Total current assets                                  898,139         898,052
Property, plant and equipment, net                         362,388         405,412
Goodwill, net                                              515,175         506,576
Other intangible assets, net                               131,079         139,195
Other assets                                               145,194         160,908
                                                        ----------      ----------
Total assets                                            $2,051,975      $2,110,143
                                                        ==========      ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                     $  178,480      $  172,366
   Accrued liabilities                                     193,768         243,553
   Long-term debt due within one year                       44,523          18,098
                                                        ----------      ----------
     Total current liabilities                             416,771         434,017
Long-term debt due after one year                          996,222       1,111,108
Retirement benefits and deferred items                     227,963         260,107
Commitments and contingencies
Shareholders' equity:
   Serial preferred stock, $1.00 par value,
     1,000 shares authorized, no shares issued                  --              --
   Common shares, $1.25 par value                           60,518          51,856
     Shares authorized - 120,000
     Shares issued - 48,414 and 41,484
   Capital in excess of par value                          211,113          65,785
   Retained earnings                                       355,998         357,495
                                                        ----------      ----------
                                                           627,629         475,136
   Treasury stock, at cost - 3,622 and 4,048 shares        (82,718)        (92,545)
   Deferred compensation obligation                          8,260           6,544
   Accumulated other comprehensive loss                   (142,152)        (84,224)
                                                        ----------      ----------
     Total shareholders' equity                            411,019         304,911
                                                        ----------      ----------
Total liabilities and shareholders' equity              $2,051,975      $2,110,143
                                                        ==========      ==========

See accompanying notes to consolidated financial statements.

FLOWSERVE 2001 / ANNUAL REPORT 34

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                             2001                       2000                        1999
                                                   -----------------------     -----------------------     ----------------------
(Amounts in thousands)                              Shares         Amount       Shares         Amount       Shares        Amount
                                                   --------       --------     --------       --------     --------      --------
COMMON SHARES
   Beginning balance - January 1                     41,484       $ 51,856       41,484       $ 51,856       41,484      $ 51,856
   Sale of common shares                              6,930          8,662           --             --           --            --
                                                   --------       --------     --------       --------     --------      --------
   Ending balance - December 31                      48,414       $ 60,518       41,484       $ 51,856       41,484      $ 51,856
                                                   --------       --------     --------       --------     --------      --------

CAPITAL IN EXCESS OF PAR VALUE
   Beginning balance - January 1                                  $ 65,785                    $ 67,963                   $ 70,698
   Stock activity under stock plans                                    (32)                     (2,178)                    (2,735)
   Sale of common shares                                           145,360                          --                         --
                                                                  --------                    --------                   --------
   Ending balance - December 31                                   $211,113                    $ 65,785                   $ 67,963
                                                                  --------                    --------                   --------

RETAINED EARNINGS
   Beginning balance - January 1                                  $357,495                    $344,254                   $353,249
   Net (loss) earnings                                              (1,497)                     13,241                     12,177
   Cash dividends declared                                              --                          --                    (21,172)
                                                                  --------                    --------                   --------
   Ending balance - December 31                                   $355,998                    $357,495                   $344,254
                                                                  --------                    --------                   --------

TREASURY STOCK
   Beginning balance - January 1                     (4,048)      $(92,545)      (4,071)      $(93,448)      (3,817)     $(90,404)
   Stock activity under stock plans                     502         11,389           49          1,244          154         3,903
   Treasury stock repurchases                            --             --           --             --         (315)       (5,250)
   Rabbi Trust activity                                 (76)        (1,562)         (26)          (341)         (93)       (1,697)
                                                   --------       --------     --------       --------     --------      --------
   Ending balance - December 31                      (3,622)      $(82,718)      (4,048)      $(92,545)      (4,071)     $(93,448)
                                                   --------       --------     --------       --------     --------      --------

DEFERRED COMPENSATION OBLIGATION
   Beginning balance - January 1                                  $  6,544                    $     --                   $     --
   Increases to obligation                                           1,716                       6,544                         --
                                                                  --------                    --------                   --------
   Ending balance - December 31                                   $  8,260                    $  6,544                   $     --
                                                                  --------                    --------                   --------

ACCUMULATED OTHER COMPREHENSIVE LOSS
   Beginning balance - January 1                                  $(84,224)                   $(62,351)                  $(40,635)
   Foreign currency translation adjustments                        (37,560)                    (20,724)                   (20,874)
   Retirement plan adjustments                                     (16,223)                     (1,149)                      (842)
   Hedging transactions                                             (4,145)                         --                         --
                                                                  --------                    --------                   --------
   Ending balance - December 31                                   $(142,152)                  $(84,224)                  $(62,351)
                                                                  --------                    --------                   --------

TOTAL SHAREHOLDERS' EQUITY
   Beginning balance - January 1                     37,436       $304,911       37,413       $308,274       37,667      $344,764
   Net changes in shareholders' equity                7,356        106,108           23         (3,363)        (254)      (36,490)
                                                   --------       --------     --------       --------     --------      --------
   Ending balance - December 31                      44,792       $411,019       37,436       $304,911       37,413      $308,274
                                                   ========       ========     ========       ========     ========      ========

See accompanying notes to consolidated financial statements.

                                               FLOWSERVE 2001 / ANNUAL REPORT 35

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                    Year ended December 31,
                                                                          ------------------------------------------
(Amounts in thousands)                                                       2001            2000           1999
                                                                          ----------      ----------      ----------
Cash flows - Operating activities:
   Net (loss) earnings                                                    $   (1,497)     $   13,241      $   12,177
   Adjustments to reconcile net (loss) earnings to net cash
     (used) provided by operating activities:
     Depreciation                                                             48,891          42,676          35,045
     Amortization                                                             24,964          14,361           4,554
     Amortization of prepaid financing fees and discount                       6,736           3,074             236
     Premiums and other direct costs of long-term debt repayment              17,320           1,013              --
     Write-off of unamortized prepaid financing fees and discount              7,654           2,216              --
     (Gain) loss on the sale of fixed assets                                    (783)            150             440
     Loss on impairments of assets                                               679           3,673           2,834
     Change in assets and liabilities, net of effects of acquisitions and dispositions:
       Accounts receivable                                                    15,604         (70,102)         12,723
       Inventories                                                           (54,840)         (1,963)         28,359
       Prepaid expenses                                                      (14,686)          7,968         (12,910)
       Other assets                                                           (9,557)        (24,781)          2,383
       Accounts payable                                                       (3,510)         18,084          (1,919)
       Accrued liabilities                                                   (55,861)        (18,215)          6,333
       Income taxes                                                              184          (7,639)        (12,395)
       Retirement benefits and deferred items                                (12,509)         32,753           8,072
       Net deferred taxes                                                    (16,718)          1,922          (1,817)
                                                                          ----------      ----------      ----------
Net cash flows (used) provided by operating activities                       (47,929)         18,431          84,115
                                                                          ----------      ----------      ----------
Cash flows - Investing activities:
   Capital expenditures                                                      (35,225)        (27,819)        (40,535)
   Cash received for disposals of assets                                       8,723           5,404              --
   Payments for acquisitions, net of cash acquired                            (1,685)       (770,714)         (5,743)
                                                                          ----------      ----------      ----------
Net cash flows used by investing activities                                  (28,187)       (793,129)        (46,278)
                                                                          ----------      ----------      ----------
Cash flows - Financing activities:
   Net borrowings (repayments) under lines of credit                          70,000         (91,011)        (13,645)
   Payments of long-term debt                                               (155,580)       (358,488)         (6,370)
   Premiums and other direct costs of long-term debt repayment               (17,320)         (1,013)             --
   Payment of prepaid financing fees                                              --         (46,474)         (2,183)
   Proceeds from long-term debt                                                  420       1,284,469          18,776
   Repurchase of common stock                                                     --              --          (5,250)
   Net proceeds (payments) from stock option activity                          7,999             615            (529)
   Proceeds from issuance of common stock                                    154,022              --              --
   Dividends paid                                                                 --              --         (21,172)
   Other                                                                          --              --            (842)
                                                                          ----------      ----------      ----------
Net cash flows provided (used) by financing activities                        59,541         788,098         (31,215)
Effect of exchange rate changes                                               (4,233)         (1,522)         (1,087)
                                                                          ----------      ----------      ----------
Net change in cash and cash equivalents                                      (20,808)         11,878           5,535
Cash and cash equivalents at beginning of year                                42,341          30,463          24,928
                                                                          ----------      ----------      ----------
Cash and cash equivalents at end of year                                  $   21,533      $   42,341      $   30,463
                                                                          ==========      ==========      ==========

Taxes paid                                                                $   15,444      $   19,880      $   19,336
Interest paid                                                             $  125,190      $   45,704      $   16,128

See accompanying notes to consolidated financial statements.

FLOWSERVE 2001 / ANNUAL REPORT 36

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

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant estimates made by management include the allowance for doubtful accounts, inventory valuation, deferred tax asset valuation allowances, restructuring accruals, warranty accruals, legal and environmental accruals, insurance accruals, and retirement benefit obligations.

   The Company's estimates for uncollectible accounts receivable are based upon an analysis of the Company's prior collection experience, customer creditworthiness and current economic trends, including changes in the industries served by the Company. Estimates are determined for inventory valuation reserves based upon management's assessment of the market conditions for its products. The Company has recorded valuation allowances to reflect the estimated amount of deferred tax assets that may not be realized based upon the Company's analysis of existing net operating losses and tax credits by jurisdiction and expectations of the Company's ability to utilize these tax attributes through a review of future taxable income and establishment of tax strategies. These estimates could be impacted by changes in future taxable income and the results of the tax strategies.

   Warranty obligations are contingent upon product failure rates, materials usage or service delivery costs. The Company estimates its warranty provisions based upon an analysis of all identified or expected claims and an estimate of the cost to resolve those claims. Legal and environmental reserves are recorded based upon a case by case analysis of the facts, circumstances and related costs. Insurance reserves are recorded based upon an analysis of the Company's claim loss history and an estimate of incurred but not recorded claims. Retirement benefit obligations are affected by a number of estimates made by management in consultation with independent actuaries, including the discount rate, long-term rate of return on assets, and assumed rate of increase in health care costs.

   These estimates and assumptions are based upon the best available information and are subject to change as conditions within and beyond the control of the Company change, including but not limited to economic conditions, the availability of additional information and actual experience rates different from those used in the Company's estimates. Accordingly, actual results could differ from those estimates.

BASIS OF COMPARISON

Certain amounts in 2000 and 1999 have been reclassified to conform with the 2001 presentation.

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

REVENUE RECOGNITION

Revenues and costs are generally recognized based on the shipping terms agreed to with the customer and fulfillment of all but inconsequential or perfunctory actions required of the Company. Revenue for certain longer-term contracts is recognized based on the percentage of completion method. Shipping and handling costs are reported in cost of sales and amounts billed to customers for these costs are included in revenues. Progress billings are generally shown as a reduction of inventory unless such billings are in excess of accumulated costs, in which case such balances are included in accrued liabilities.

SHORT-TERM INVESTMENTS

The Company places its temporary cash investments with financial institutions and, by policy, invests in those institutions and instruments that have minimal credit and market risk. These investments, with an original maturity of three months or less when purchased, are classified as cash equivalents. They are highly liquid with principal values not subject to significant risk of change due to interest rate fluctuations.

ACCOUNTS RECEIVABLE AND CREDIT RISK

Accounts receivable are stated net of the allowance for doubtful accounts of $20,800 and $18,481 at December 31, 2001 and 2000, respectively.

   Credit risk is mitigated by the large number of customers in the Company's customer base across many different geographic regions and an analysis of the creditworthiness of such customers. As of December 31, 2001, the Company does not believe that it had significant concentrations of credit risk.

                                               FLOWSERVE 2001 / ANNUAL REPORT 37

INVENTORIES

Inventories are stated at the lower-of-cost or market. Cost is determined for U.S. inventories by the last-in, first-out (LIFO) method and for other inventories by the first-in, first-out (FIFO) method.

PROPERTY, PLANT AND EQUIPMENT, AND DEPRECIATION

Property, plant and equipment are stated on the basis of cost. Depreciation is computed by the straight-line method based on the estimated useful lives of the depreciable assets for financial statement purposes and by accelerated methods for income tax purposes. The estimated useful lives of the assets are:

Buildings and improvements           10 to 40 years
Machinery and equipment               3 to 12 years
Furniture and fixtures                 3 to 7 years
Capital leases                        3 to 25 years

GOODWILL

The excess cost over the fair value of net assets acquired (goodwill) is amortized on a straight-line basis over 20-40 years. The carrying value of goodwill is reviewed if the facts and circumstances suggest that it may be impaired. If this review indicates that goodwill will not be recoverable, as determined based on the undiscounted cash flows of the related operations over the remaining amortization period, the Company's carrying value of the goodwill will be adjusted accordingly. Accumulated amortization was $47,351 and $29,699 as of December 31, 2001 and 2000, respectively.

INTANGIBLES

Intangible assets consist primarily of engineering drawings, trademarks, assembled workforce and patents which are being amortized over their useful lives generally ranging from 9 to 40 years. Accumulated amortization was $14,521 and $6,976 as of December 31, 2001 and 2000, respectively.

LONG-LIVED ASSETS

The Company periodically reviews the net realizable value of its long-lived assets, including goodwill and other intangible and tangible assets, through an assessment of the estimated future cash flows related to such assets. In the event that assets are found to be carried at amounts which are in excess of estimated gross future cash flows, then the assets will be adjusted for impairment to a level commensurate with a discounted cash flow analysis of the underlying assets. The Company believes no impairment of long-lived assets exists at December 31, 2001.

DERIVATIVES AND HEDGING ACTIVITIES

The Company is party to forward contracts for purposes of hedging certain transactions denominated in foreign currencies. The Company, as part of its risk management program, is also party to interest rate swap agreements for the purpose of hedging its exposure to floating interest rates on certain portions of its debt. The Company has a risk-management and derivatives policy statement outlining the conditions in which the Company can enter into hedging or forward transactions.

   The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and the corresponding amendments on January 1, 2001. In accordance with the transition provisions of SFAS No. 133, the Company recorded a cumulative-effect adjustment in other comprehensive income as of January 1, 2001 of $0.8 million, net of deferred tax of $0.5 million, representing the current fair value of hedging instruments. Of the gross asset amount of $1.3 million, $3.4 million related to foreign currency forward contracts, offset by a liability of $2.1 million related to interest rate swap agreements.

   Beginning January 1, 2001, all derivatives are recognized on the balance sheet at their fair value. On the date that the Company enters into a derivative contract, it designates the derivative as (1) a hedge of (a) a forecasted transaction or (b) the variability of cash flows that are to be received or paid in connection with a recognized asset or liability (a "cash flow" hedge); or (2) a foreign currency fair value or cash flow hedge (a "foreign currency" hedge). Changes in the fair value of a derivative that is highly effective and is designated and qualifies as a cash flow hedge, to the extent that the hedge is effective, are recorded in other comprehensive income, until earnings are affected by the variability of cash flows of the hedged transaction. Any hedge ineffectiveness (which represents the amount by which the changes in the fair value of the derivative exceed the variability in the cash flows of the forecasted transaction) is recorded in current period earnings. Changes in the fair value of a derivative that is highly effective, designated and qualifies as a foreign currency hedge are recorded in other comprehensive income, since it satisfies the criteria for a cash flow hedge. As of December 31, 2001, all hedges outstanding were highly effective.

   The Company formally documents all relationships between hedging instruments and hedge items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair value, cash flow, or foreign currency hedges to (1) specific assets and liabilities on the balance sheet or (2) specific firm commitments or forecasted transactions. The Company also formally assesses (both at the inception of the hedge and on an ongoing basis) whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the fair value or cash flows of hedged items and whether those derivatives may be expected to remain highly effective in future periods.

FLOWSERVE 2001 / ANNUAL REPORT 38

   The Company discontinues hedge accounting prospectively when (1) it determines that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedge item (including hedged items such as firm commitments or forecasted transactions); (2) the derivative expires or is sold, terminated, or exercised; (3) it is no longer probable that the forecasted transaction will occur; or (4) management determines that designating the derivative as a hedging instrument is no longer appropriate.

   When the Company discontinues hedge accounting because it is no longer probable that the forecasted transaction will occur in the originally expected period, the gain or loss on the derivative remaining in accumulated other comprehensive income is reclassified into earnings. In all situations in which hedge accounting is discontinued and the derivative remains outstanding, the Company will carry the derivative at its fair value on the balance sheet, recognizing changes in the fair value in current period earnings.

   Prior to 2001, gains and losses on forward contracts qualifying as hedges were deferred and included in the measurement of the related foreign currency transaction. Gains and losses on hedges of existing assets or liabilities were included in the carrying amounts of those assets or liabilities and were ultimately recognized in income as part of those carrying amounts. Gains and losses related to hedges of anticipated transactions were recognized in income as the transactions occurred. Gains and losses on swap agreements were recognized in interest expense as they were realized.

FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying amounts of the Company's financial instruments approximate fair value at December 31, 2001, except for long-term debt, which had a carrying value of $1,041 million and an estimated fair value of $1,077 million. The carrying amounts of all of the Company's financial instruments approximate fair value at December 31, 2000.

FOREIGN CURRENCY TRANSLATION

Assets and liabilities of the Company's foreign affiliates, other than those located in highly inflationary countries, if any, are translated at current exchange rates, while income and expenses are translated at average rates for the period. For entities in highly inflationary countries, a combination of current and historical rates is used to determine currency gains and losses resulting from financial statement translation and those resulting from transactions. Translation gains and losses are reported as a component of accumulated other comprehensive loss, except for those associated with highly inflationary countries, which are reported directly in the consolidated statements of operations.

RESEARCH AND DEVELOPMENT EXPENSE

Research and development costs are charged to expense when incurred. Research and development costs were $23.4 million in 2001, $24.8 million in 2000 and $25.6 million in 1999.

EARNINGS PER SHARE

Basic and diluted earnings per share were calculated as follows:

Year ended December 31,                         2001          2000          1999
                                              --------      --------      --------
Earnings before
  extraordinary items                         $ 16,354      $ 15,308      $ 12,177
Extraordinary items, net of
  income taxes                                 (17,851)       (2,067)           --
                                              --------      --------      --------
Net (loss) earnings                           $ (1,497)     $ 13,241      $ 12,177
                                              ========      ========      ========
Denominator for basic earnings per
  share - weighted average shares               38,719        37,823        37,807
Effect of potentially dilutive securities          611            19            49
                                              --------      --------      --------
Denominator for diluted earnings per
  share - weighted average shares
  adjusted for dilutive securities              39,330        37,842        37,856
                                              ========      ========      ========
Earnings per share - basic
  Before extraordinary items                  $   0.42      $   0.40      $   0.32
  Extraordinary items                            (0.46)        (0.05)           --
                                              --------      --------      --------
  Net (loss) earnings per share               $  (0.04)     $   0.35      $   0.32
                                              ========      ========      ========
Earnings per share - diluted
  Before extraordinary items                  $   0.42      $   0.40      $   0.32
  Extraordinary items                            (0.46)        (0.05)           --
                                              --------      --------      --------
  Net (loss) earnings per share               $  (0.04)     $   0.35      $   0.32
                                              ========      ========      ========

Options to purchase 3,402,598, 3,413,411, and 2,521,623 shares of common stock were outstanding at December 31, 2001, 2000, and 1999, respectively, but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common stock.

INCOME TAXES

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

                                               FLOWSERVE 2001 / ANNUAL REPORT 39

STOCK-BASED COMPENSATION

The Company accounts for stock options granted to employees and directors using the intrinsic-value method. Under the intrinsic-value method, no compensation expense is recorded if the exercise price of the Company's stock options is equal to or greater than the market price of the underlying stock on the date of grant.

ACCOUNTING DEVELOPMENTS

In July 2001, the FASB issued SFAS No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method. Additionally, SFAS No. 141 establishes specific criteria for the recognition of intangible assets separately from goodwill. SFAS No. 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition and is effective for the Company on January 1, 2002. The most significant changes made by SFAS No. 142 require that goodwill and indefinite lived intangible assets no longer be amortized and be tested for impairment at least on an annual basis. Additionally, the amortization period for intangible assets will no longer be limited to 40 years.

   The Company is currently assessing the impact of SFAS No. 141 and No. 142 and has not yet determined the full effects these statements will have on its consolidated financial position or results of operations. However, the Company has estimated that the reduction in annual amortization expense will total approximately $19 million, or approximately $14 million or $0.30 per share after-tax.

   In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for the Company on January 1, 2003. The Company is currently assessing the impact of SFAS No. 143 and has not yet determined the effects, if any, it will have on its consolidated financial position or results of operations.

NOTE 2: ACQUISITIONS

In January 2000, the Company acquired Innovative Valve Technologies, Inc. (Invatec), a company principally engaged in providing comprehensive maintenance, repair, replacement and value-added distribution services for valves, piping systems, instrumentation and other process-system components for industrial customers.

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

   In August 2000, the Company completed the acquisition of Ingersoll-Dresser Pump Company (IDP), a leading manufacturer of pumps with a diverse mix of pump products and customers with operations in 30 countries, for $775 million in cash. The transaction, which was accounted for as a purchase, was financed with a combination of senior secured term loans and issuance of senior subordinated notes. Upon closing of the transaction, the existing Company debt was also refinanced into the new senior secured credit facility. (See Note 7, Debt and Lease Obligations, for information on the debt incurred to finance the acquisition).

   The purchase price has been allocated to assets acquired and liabilities assumed based on estimated fair market value at the date of the acquisition. These allocations include $137.6 million for intangibles and $401.3 million recorded as goodwill.

   The operating results of these acquired businesses have been included in the consolidated statements of operations from the dates of acquisition.

   The table below reflects unaudited pro forma results of the Company, Invatec and IDP as if the acquisitions had taken place at the beginning of fiscal years 2000 and 1999, including purchase accounting adjustments and estimated financing costs.

PRO FORMA

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

Year ended December 31,                     2000         1999
                                         ----------   ----------
Net sales                                $1,960,121   $2,060,653
Operating income before special items       147,418      128,576
Net loss before extraordinary items         (24,281)     (22,657)
Net loss                                    (26,348)     (22,657)
Net loss per share
  (basic and diluted):
     Before extraordinary items          $    (0.64)  $    (0.60)
     Net loss                                 (0.70)       (0.60)

   The pro forma information does not purport to represent what the Company's results of operations actually would have been had such transactions or events occurred on the dates specified, or to project the Company's results of operations for any future period. The pro forma results in 2000 included integration expense of $35.2 million and restructuring expense of $19.4 million related to integrating the IDP business into Flowserve.

FLOWSERVE 2001 / ANNUAL REPORT 40

   In October 1999, the Company purchased certain assets and liabilities of Honeywell's industrial control-valve product line and production equipment. The Company completed the phased move of this operation to its existing control-valve manufacturing facilities in Europe in March of 2000. This business generated revenues of about $7 million in 1999.

NOTE 3: RESTRUCTURING AND ACQUISITION RELATED CHARGES

In August 2000, in conjunction with the acquisition of IDP, the Company initiated a restructuring program designed to reduce costs and to eliminate excess capacity by consolidating facilities. The Company's actions, approved and committed to in the third quarter of 2000, have resulted in the net reduction of approximately 1,100 positions, which was consistent with the plan. The program includes the closure of IDP's former headquarters, the closure or significant downsizing of a number of pump manufacturing facilities and service and repair centers, and a reduction of sales and sales support personnel.

   The Company currently estimates that the costs associated with the restructuring portion of the program will be approximately $65 million. The Company had originally estimated these costs to be approximately $61 million. The changes from the original estimate are primarily due to updated actuarial information for post-retirement and pension expense relating to a plant closure. This increase was offset by a non-cash reclassification from the restructuring accrual to retirement benefit obligations and other liabilities which resulted in a net reduction to the accrual of $8.8 million in 2000 and $2.5 million during 2001. In the fourth quarter of 2001, the Company reduced the restructuring reserve by $2.9 million due to lower than previously estimated costs related to employee severance and relocation expenses. The $2.9 million reduction includes $1.2 million related to Flowserve operations that was recorded as a reduction of restructuring expense, while the remaining $1.7 million related to IDP operations and was recorded as a reduction of goodwill.

   The Company's current estimate of $65 million in restructuring cost is comprised of approximately $42 million which relates to the IDP operations acquired, of which $26 million has been capitalized in goodwill as part of the purchase price of IDP ($42 million of estimated costs less deferred tax effect of $16 million), while the remaining cost of $23 million relates to the Flowserve operations and was recorded as restructuring expense. This expense was offset by a reversal of a restructuring charge of $5.3 million recorded in 1999 for the Company's Tulsa facility. As part of an agreement with the Department of Justice to acquire IDP, the Company was required to sell its Tulsa facility. This facility had been previously targeted for closure in 1999.

   During 2001 and 2000, the Company also incurred $63.0 million and $35.2 million, respectively, in integration costs in conjunction with this program. The total costs of integrating IDP were $158 million, net of the Tulsa reversal and excluding capital expenditures associated with the integration. The balance of the $158 million in costs was recorded as integration expense as incurred. The Company has substantially completed its integration activities as of December 31, 2001.

   Expenditures charged to the 2000 restructuring reserve were:

                                                  Other
                                 Severance      Exit Costs         Total
                                 ---------      ----------       ---------
Balance at August 16, 2000       $  45,980      $   14,832       $  60,812
Cash expenditures                  (18,645)         (2,434)        (21,079)
Net non-cash reduction              (8,849)             --          (8,849)
                                 ---------      ----------       ---------
Balance at December 31, 2000        18,486          12,398          30,884
Cash expenditures                  (13,267)         (6,712)        (19,979)
Net non-cash reduction              (2,817)         (2,567)         (5,384)
                                 ---------      ----------       ---------
Balance at December 31, 2001     $   2,402      $    3,119       $   5,521
                                 =========      ==========       =========

   In the fourth quarter of 1999, the Company initiated a restructuring program that included a one-time charge of $15.9 million recorded as restructuring expense. The restructuring charge related to the planned closure of several facilities and a reduction in workforce at those and other locations.

   As part of an agreement with the Department of Justice to acquire IDP, the Company was required to sell its Tulsa facility. Since the facility had been previously targeted for closure in 1999, this resulted in a non-cash reduction of the existing 1999 restructuring reserve of $5.3 million in 2000.

   The 1999 restructuring program resulted in a net reduction of approximately 261 employees at a cost of $8.5 million. In addition, exit costs associated with the facilities closings were $1.9 million.

   Expenditures charged to the 1999 restructuring reserve were:

                                                  Other
                                 Severance      Exit Costs        Total
                                 ---------      ----------      ---------
Balance at December 24, 1999     $  12,900      $    2,960      $  15,860
Cash expenditures                     (102)             --           (102)
                                 ---------      ----------      ---------
Balance at December 31, 1999        12,798           2,960         15,758
Cash expenditures                   (6,766)         (1,932)        (8,698)
Non-cash reduction                  (4,364)         (1,028)        (5,392)
                                 ---------      ----------      ---------
Balance at December 31, 2000         1,668              --          1,668
Cash expenditures                   (1,668)             --         (1,668)
                                 ---------      ----------      ---------
Balance at December 31, 2001     $      --      $       --      $      --
                                 =========      ==========      =========

                                               FLOWSERVE 2001 / ANNUAL REPORT 41

NOTE 4: STOCK PLANS

The Company maintains shareholder-approved stock option plans to purchase shares of the Company's common stock. At December 31, 2001, approximately 413,783 options were available for grant. Options under these plans have been granted to officers, other employees and directors to purchase shares of common stock at or above the fair market value at the date of grant. Generally, these options, whether granted from the current or prior plans, become exercisable over staggered periods, but expire after 10 years from the date of the grant. The plan provides that any option may include a stock appreciation right; however, none has been granted since 1989. The aggregate number of exercisable shares was 2,065,006 at December 31, 2001, 2,195,599 at December 31, 2000, and 2,117,816 at
December 31, 1999.

   Information concerning stock options issued to officers, other employees and directors is presented in the following table:

                                                   2001                        2000                         1999
                                         ------------------------    ------------------------    -----------------------
                                                         Weighted                    Weighted                   Weighted
                                                          Average                     Average                    Average
                                                         Exercise                    Exercise                   Exercise
                                           Shares         Price        Shares         Price        Shares        Price
                                         ----------      --------    ----------      --------    ----------     --------
Number of shares under option:
   Outstanding at beginning of year       3,778,380      $  21.29     3,672,327      $  21.56     2,689,420     $  23.33
   Granted                                  298,017         26.82       337,700         17.38     1,249,500        17.96
   Exercised                               (470,976)        19.05       (71,036)        14.40       (31,599)       11.93
   Cancelled                               (203,103)        24.47      (160,611)        22.26      (234,994)       24.31
                                         ----------      --------    ----------      --------    ----------     --------
   Outstanding at end of year             3,402,318      $  21.86     3,778,380      $  21.29     3,672,327     $  21.56
                                         ==========      ========    ==========      ========    ==========     ========

   The weighted average remaining contractual life of options outstanding at December 31, 2001 is 6.5 years. Additional information relating to the ranges of options outstanding at December 31, 2001, is as follows:

                                                       Options Outstanding              Options Exercisable
                                                  -----------------------------     -----------------------------
                                  Weighted                          Weighted                          Weighted
                                   Average                           Average                           Average
Range of Exercise Prices          Remaining         Number       Exercise Price       Number       Exercise Price
Per Share                     Contractual Life    Outstanding       Per Share       Exercisable       Per Share
------------------------      ----------------    -----------    --------------     -----------    --------------
$ 0.83-16.00                        5.5                87,382        $13.49              64,049        $13.62
$16.01-18.49                        7.8               657,354        $17.31             341,975        $17.17
$18.50-19.00                        7.2             1,208,737        $18.54             508,737        $18.50
$19.01-27.00                        4.8               673,041        $24.15             617,941        $24.09
$27.01-39.20                        5.9               775,804        $29.86             532,304        $31.11
                                                  -----------                       -----------
                                                    3,402,318                         2,065,006
                                                  ===========                       ===========

FLOWSERVE 2001 / ANNUAL REPORT 42

   Disclosure of pro forma information regarding net earnings and earnings per share as if the Company had accounted for its stock options granted subsequent to December 31, 1994, under a fair value method is required. The "fair value" for these options at the date of grant was estimated using a binomial option pricing model (a modified Black-Scholes model).

   The assumptions used in this valuation are as follows:

For the year ended December 31,    2001      2000      1999
                                  ------    ------    ------
Risk-free interest rate              5.5%      5.4%      6.1%
Dividend yield                        --        --       3.3%
Stock volatility                    33.6%     32.9%     32.5%
Average expected life (years)        6.7       7.8       9.1

   The options granted had a weighted average "fair value" per share on date of grant of $12.40 in 2001, $8.63 in 2000, and $5.75 in 1999. For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting periods.

   The Company's pro forma information is as follows:

For the year ended December 31,     2001        2000        1999
                                  --------    --------    --------
Net (loss) earnings
  As reported                     $ (1,497)   $ 13,241    $ 12,177
  Pro forma                         (4,368)      9,423       8,671
Earnings (loss) per share
  (diluted and basic):
  As reported                     $  (0.04)   $   0.35    $   0.32
  Pro forma                          (0.11)       0.25        0.23

   Because the determination of the fair value of all options granted includes an expected volatility factor and, because additional option grants are expected to be made each year, the above pro forma disclosures are not representative of pro forma effects for future years.

   The Company also has a restricted stock plan that authorizes the grant of up to 250,000 shares of the Company's common stock. In general, the shares cannot be transferred for a period of at least one but not more than 10 years and are subject to forfeiture during the restriction period. The intrinsic value of the shares is amortized to compensation expense over the periods in which the restrictions lapse. Restricted stock grants were 27,700 shares in 2001, 26,645 shares in 2000, and 181,213 shares in 1999. The weighted average intrinsic value of the restricted stock grants, based on the stock price at date of grant, was $25.49 in 2001, $13.42 in 2000, and $18.66 in 1999. Total compensation expense recognized in the income statement for all stock based awards was $1,320 in 2001, $1,041 in 2000, and $878 in 1999.

NOTE 5: DERIVATIVES AND HEDGING ACTIVITIES

The Company is party to forward contracts for purposes of hedging certain transactions denominated in foreign currencies. The Company has a risk management and derivatives policy statement outlining the conditions in which the Company can enter into hedging or forward transactions. As of December 31, 2001 and 2000, the Company had approximately $69.4 million and $103.9 million, respectively, of notional amount in outstanding contracts with third parties. As of December 31, 2001, the maximum length of any forward contract currently in place is about 17 months.

   The Company, as part of its risk management program, is party to interest rate swap agreements for the purpose of hedging its exposure to floating interest rates on certain portions of its debt. As of December 31, 2001 and 2000, the Company had $150 million and $75 million, respectively, of notional amount in outstanding interest rate swaps with third parties. As of December 31, 2001, the maximum length of any interest rate contract currently in place is about 5 years.

   At December 31, 2001, the fair value of the hedging instruments is a liability of $6.5 million.

   The Company is exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments, but it expects all counterparties to meet their obligations given their creditworthiness.

   Hedging related transactions recorded to other comprehensive income (expense) during 2001 were:

                                                         OTHER
                                                      COMPREHENSIVE
                                                     INCOME (EXPENSE)
                                                     ----------------
Record fair market value of hedges, as of
 January 1, 2001, net of deferred taxes of $472          $   840
Reclassify to earnings amount necessary to
 offset floating interest rate gains during 2001,
 net of deferred taxes of $684                             1,205
Reclassify to earnings amount necessary to
 offset foreign currency gains during 2001,
 net of deferred taxes of $377                               660
Change in fair market value of swap agreements as
 of December 31, 2001, net of deferred
 taxes of $2,201                                          (3,790)
Change in fair market value of foreign currency
 forward contracts as of December 31, 2001,
 net of deferred taxes of $1,779                          (3,060)
                                                         -------
YEAR ENDED DECEMBER 31, 2001                             $(4,145)
                                                         =======

                                               FLOWSERVE 2001 / ANNUAL REPORT 43

   The Company expects that within the next twelve months it will reclassify as expense $2.6 million, net of deferred tax, of the amount recorded in accumulated other comprehensive loss for contracts that will settle during the period.

NOTE 6: DETAILS OF CERTAIN CONSOLIDATED BALANCE SHEET CAPTIONS

INVENTORIES

Inventories and the method of determining cost were:

December 31,                                2001       2000
                                          --------   --------
Raw materials                             $ 62,818   $ 59,403
Work in process                            146,494    119,868
Finished goods                             258,856    239,884
Less: Progress billings                    (43,655)   (38,605)
Less: Excess and obsolete reserve          (42,986)   (37,114)
                                          --------   --------
                                           381,527    343,436
LIFO reserve                               (33,936)   (37,478)
                                          --------   --------
Net inventory                             $347,591   $305,958
                                          ========   ========
Percent of inventory accounted
   for by LIFO                                  62%        67%
Percent of inventory accounted
   for by FIFO                                  38%        33%

   The decline in the LIFO reserve in 2001 primarily reflects the impact of deflation in the materials component of the Company's inventory. Therefore, the impact of this reduction in the reserve on 2001 earnings was insignificant.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment were:

December 31,                                2001       2000
                                          --------   --------
Land                                      $ 46,655   $ 48,434
Buildings, improvements, furniture
   and fixtures                            344,682    331,293
Machinery, equipment, capital
   leases and construction in progress     266,094    275,967
                                          --------   --------
                                           657,431    655,694
Less: Accumulated depreciation            (295,043)  (265,134)
                                          --------   --------
                                           362,388    390,560
Assets held for sale                            --     14,852
                                          --------   --------
Net property, plant and equipment         $362,388   $405,412
                                          ========   ========

   Certain fixed assets were held for sale at December 31, 2000 associated with the Company's integration of IDP. Proceeds of $8.7 million were received in 2001 in conjunction with the sale of these assets. The differential between the net carrying value and realizable value for these IDP fixed assets was adjusted to goodwill during 2001 as the Company finalized its allocation of the IDP purchase price. The differential for Flowserve assets was recorded as a loss on sale of fixed assets and recorded in integration expense.

OTHER ASSETS

Other assets were:

December 31,                                     2001         2000
                                               --------     --------
Deferred tax assets                            $ 61,205     $ 66,977
Investments in unconsolidated subsidiaries       18,713       20,377
Prepaid financing fees                           31,787       44,331
Deferred compensation funding                    16,250       17,743
Other                                            17,239       11,480
                                               --------     --------
Total                                          $145,194     $160,908
                                               ========     ========

ACCRUED LIABILITIES

Accrued liabilities were:

December 31,                                     2001        2000
                                               --------    --------
Wages, compensation, and other benefits        $ 84,161    $100,774
Accrued restructuring                             5,521      32,552
Accrued interest                                 17,199      29,489
Accrued commissions and royalties                 3,372       6,916
Progress billings in excess of
   accumulated costs                             13,747       9,529
Other                                            69,768      64,293
                                               --------    --------
Total                                          $193,768    $243,553
                                               ========    ========

RETIREMENT BENEFITS AND DEFERRED ITEMS

Retirement benefits and deferred items were:

December 31,                           2001        2000
                                     --------    --------
Retirement benefits                  $146,761    $122,153
Deferred taxes                         36,639      78,379
Deferred compensation                  10,752      12,977
Other                                  33,811      46,598
                                     --------    --------
Total                                $227,963    $260,107
                                     ========    ========

FLOWSERVE 2001 / ANNUAL REPORT 44

NOTE 7: DEBT AND LEASE OBLIGATIONS

Long-term debt, including capital lease obligations, consisted of:

December 31,                                 2001          2000
                                          ----------    -----------
Term Loan Tranche A, interest rate of
  4.69%, 4.88% and 5.06% in 2001
  and 9.31% and 9.50% in 2000             $  257,078    $   275,000
Term Loan Tranche B, interest rate of
  5.63% and 5.81% in 2001 and
  10.06% and 10.25% in 2000                  469,842        475,000
Senior Subordinated Notes,
  interest rate of 12.25%                    243,370        379,021
Revolving credit agreement,
  interest rate of 4.69% in 2001              70,000             --
Capital lease obligations and other              455            185
                                          ----------    -----------
                                           1,040,745      1,129,206
Less amounts due within one year              44,523         18,098
                                          ----------    -----------
Total long-term debt due after one year   $  996,222    $ 1,111,108
                                          ==========    ===========

   Maturities of long-term debt, including capital lease obligations, for the next five years are:

2002                                 $   44,523
2003                                     59,385
2004                                     63,307
2005                                     67,262
2006                                    175,860
Thereafter                              630,408
                                     ----------
Total                                $1,040,745
                                     ==========

   In August 2000, in connection with the acquisition of IDP, the Company entered into a senior secured credit facility (the "Credit Facility") which includes a $275 million term loan due June 2006, a $475 million term loan due June 2008, and a $300 million revolving credit facility with a final maturity of June 2006. The Credit Facility is secured by substantially all domestic assets of the Company and a pledge of 65% of the stock of the foreign subsidiaries. The term loans bear interest based on LIBOR plus a credit spread, or the Prime Rate plus a credit spread, at the option of the Company. The credit spread can increase or decrease based on the Company's leverage ratio as defined. As of December 31, 2001, $70.0 million of the revolving credit facility was drawn and $726.9 million of the term loans were outstanding.

   The revolving credit facility also allows the Company to issue up to $200 million in letters of credit. As of December 31, 2001, $27.4 million of letters of credit had been issued under the facility. As letters of credit issued under the facility reduce availability, the Company had $202.6 million remaining in unused borrowing capacity at December 31, 2001 under the revolving credit facility.

   Quarterly principal payments of the term loans began in June 2001 and amounts outstanding at December 31, 2001 are summarized as follows: $44.5 million in 2002, $59.4 million in 2003, $63.3 million in 2004, $67.3 million in 2005,
$105.9 million in 2006, $257.5 million in 2007 and $129.1 million in 2008.
Effective December 31, 2001, the Company is required to use a percentage of excess cash from operations, as defined in the Credit Facility as well as the Company's indenture, to reduce the outstanding principal of the term loans in the following year. No additional principal payments are due in 2002 under this provision.

   The Company also issued 10 year senior subordinated notes (the "Notes") on August 8, 2000 in a U.S. dollar tranche and a Euro tranche. Proceeds of $285.9 million from the dollar tranche ($290.0 million face amount less discount of $4.1 million) and EUR 98.6 million from the Euro tranche (EUR 100.0 million face amount less discount of EUR 1.4 million), were also used in completing the IDP acquisition. The Notes, issued at a fixed rate of 12.25%, were originally priced at a discount to yield 12.50%, and have no scheduled principal payments prior to maturity in August 2010. Beginning in August 2005, the Notes become callable at a fixed redemption price. The Notes can also be redeemed by the Company under certain circumstances and have mandatory redemption features under certain circumstances, including a change in control as defined. Interest on the Notes is payable semi-annually in February and August.

   During 2001, the Company completed an offering of approximately 6.9 million shares of its common stock for net proceeds of approximately $154 million. These proceeds were used to prepay $101.5 million of the U.S. dollar tranche, EUR 35 million ($31 million) of the Euro tranche of the senior subordinated notes, and to pay associated prepayment premiums and other direct costs. The Company recorded an extraordinary item of $17.9 million, which is net of $7.1 million of tax, comprised of the prepayment premiums, other direct costs, and the write-off of unamortized prepaid financing fees and discount for the portion of the Notes that was prepaid.

   The provisions of the Credit Facility require the Company to meet or exceed specified defined financial covenants. These covenants include a leverage ratio, an interest coverage ratio, and a fixed charge coverage ratio. Further, the provisions of the Credit Facility and the Notes contain limitations or restrictions on indebtedness, liens, sale and leaseback transactions, asset sales, payment of dividends, capital expenditures, and other customary restrictions. As of December 31, 2001, the Company was in compliance with these covenants.

                                               Flowserve 2001 / Annual Report 45

   In 2000, the Company recorded an extraordinary item of $2.1 million, which is net of tax of $1.2 million, for prepayment premiums and the write-off of prepaid financing fees associated with the prepayment of certain long-term debt.

   The Company has noncancelable operating leases for certain offices, service and quick response centers, certain manufacturing and operations facilities, and machinery, equipment and automobiles. Rental expense relating to operating leases was $14,041 in 2001, $13,020 in 2000, and $11,648 in 1999.

   The future minimum lease payments due under noncancelable operating leases are:

2002                            $12,265
2003                              9,138
2004                              6,926
2005                              5,697
2006                              3,435
Thereafter                        5,188
                                -------
Total                           $42,649
                                =======

NOTE 8: GUARANTOR AND NONGUARANTOR FINANCIAL STATEMENTS

In connection with the IDP acquisition and as part of the related financing, the Company and newly formed Dutch subsidiary, Flowserve Finance B.V., issued the Notes (comprised of the U.S. dollar Notes and the Euro Notes), in private placements pursuant to Rule 144A and Regulation S. The U.S. dollar Notes and the Euro Notes are general unsecured obligations of the Company and Flowserve Finance B.V., respectively, subordinated in right of payment to all existing and future senior indebtedness of the Company and Flowserve Finance B.V., respectively, and guaranteed on a full, unconditional, joint and several basis by the Company's wholly-owned domestic subsidiaries and, in the case of the Euro Notes, by the Company.

   The following consolidating financial information presents:

(1) Consolidating balance sheets as of December 31, 2001 and 2000 and the related statements of operations and cash flows for the years then ended of
    (a) Flowserve Corporation, the parent, (b) Flowserve Finance B.V., (c) the guarantor subsidiaries, (d) the nonguarantor subsidiaries, and the Company on a consolidated basis, and

(2) Consolidating statements of operations and cash flows for the year ended December 31, 1999, of (a) Flowserve Corporation, the parent, (b) the guarantor subsidiaries, (c) the nonguarantor subsidiaries, and the Company on a consolidated basis, and

(3) Elimination entries necessary to consolidate Flowserve Corporation, the parent, with Flowserve Finance, B.V., guarantor and nonguarantor subsidiaries.

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

   Effective January 1, 2001, the Company effected a domestic legal reorganization. This primarily resulted in a reclassification between the parent and guarantor subsidiaries.

FLOWSERVE 2001 / ANNUAL REPORT 46



CONSOLIDATING STATEMENT OF OPERATIONS

                                                                           Year ended December 31, 2001
                                                 ----------------------------------------------------------------------------------
                                                             FLOWSERVE     GUARANTOR     NONGUARANTOR                  CONSOLIDATED
(Amounts in thousands)                            PARENT    FINANCE B.V.  SUBSIDIARIES   SUBSIDIARIES  ELIMINATIONS        TOTAL
                                                 --------   ------------  ------------   ------------  ------------    ------------
Sales                                            $     --     $    --     $  1,176,386   $    851,043  $   (109,922)   $  1,917,507
Cost of sales                                          --          --          826,849        586,028      (109,922)      1,302,955
                                                 --------     -------     ------------   ------------  ------------    ------------
Gross profit                                           --          --          349,537        265,015            --         614,552
   Selling, general and administrative expense         --          --          271,915        138,648            --         410,563
   Restructuring expenses                              --          --           (1,108)          (100)           --          (1,208)
   Integration expenses                                --          --           50,187         12,856            --          63,043
                                                 --------     -------     ------------   ------------  ------------    ------------
Operating income                                       --          --           28,543        113,611            --         142,154
   Net interest expense                            19,269       2,174           86,731          9,898            --         118,072
   Other expense (income), net                         --           2          (29,046)        27,497            --          (1,547)
   Equity in (earnings) loss of subsidiaries      (22,814)         --               --             --        22,814               -
                                                 --------     -------     ------------   ------------  ------------    ------------
Earnings (loss) before income taxes                 3,545      (2,176)         (29,142)        76,216       (22,814)         25,629
(Benefit) provision for income taxes               (7,130)         --          (10,782)        27,187            --           9,275
                                                 --------     -------     ------------   ------------  ------------    ------------
Earnings (loss) before extraordinary items         10,675      (2,176)         (18,360)        49,029       (22,814)         16,354
Extraordinary items, net of income taxes          (12,172)     (5,679)              --             --            --         (17,851)
                                                 --------     -------     ------------   ------------  ------------    ------------
Net (loss) earnings                              $ (1,497)    $(7,855)    $    (18,360)  $     49,029  $    (22,814)   $     (1,497)
                                                 ========     =======     ============   ============  ============    ============

                                               FLOWSERVE 2001 / ANNUAL REPORT 47

CONSOLIDATING STATEMENT OF OPERATIONS

                                                                           Year ended December 31, 2000
                                                 ----------------------------------------------------------------------------------
                                                             FLOWSERVE     GUARANTOR     NONGUARANTOR                  CONSOLIDATED
(Amounts in thousands)                            PARENT    FINANCE B.V.  SUBSIDIARIES   SUBSIDIARIES  ELIMINATIONS       TOTAL
                                                 --------   ------------  ------------   ------------  ------------    -----------
Sales                                            $151,825     $    --     $    857,475   $    611,117  $   (82,124)    $ 1,538,293
Cost of sales                                     116,703          --          582,238        414,564       (82,124)     1,031,381
                                                 --------     -------     ------------   ------------  ------------    -----------
Gross profit                                       35,122          --          275,237        196,553            --        506,912
   Selling, general and administrative expense     54,899          --          190,989        114,418            --        360,306
   Restructuring expenses                           9,064          --            2,564          7,736            --         19,364
   Integration expenses                             6,346          --           16,822         12,043            --         35,211
                                                 --------     -------     ------------   ------------  ------------    -----------
Operating income                                  (35,187)         --           64,862         62,356            --         92,031
   Net interest expense                            26,980         343           34,799          5,862         2,337         70,321
   Other (income) expense, net                     (2,918)         --          (36,881)        40,662        (2,337)        (1,474)
   Equity in (earnings) loss of subsidiaries      (51,709)         --               --             --        51,709             --
                                                 --------     -------     ------------   ------------  ------------    -----------
(Loss) earnings before income taxes                (7,540)       (343)          66,944         15,832       (51,709)        23,184
(Benefit) provision for income taxes              (21,910)         --           26,618          3,168            --          7,876
                                                 --------     -------     ------------   ------------  ------------    -----------
Earnings (loss) before extraordinary items         14,370        (343)          40,326         12,664       (51,709)        15,308
Extraordinary items, net of income taxes           (1,129)         --             (938)            --            --         (2,067)
                                                 --------     -------     ------------   ------------  ------------    -----------
Net earnings (loss)                              $ 13,241       $(343)    $     39,388   $     12,664      $(51,709)   $    13,241
                                                 ========     =======     ============   ============  ============    ===========


CONSOLIDATING STATEMENT OF OPERATIONS

                                                                           Year ended December 31, 1999
                                                 ------------------------------------------------------------------
                                                             GUARANTOR    NONGUARANTOR                 CONSOLIDATED
(Amounts in thousands)                            PARENT    SUBSIDIARIES  SUBSIDIARIES   ELIMINATIONS      TOTAL
                                                 --------   ------------  ------------   ------------  -----------
Sales                                            $140,710     $519,035    $    472,563   $    (71,036) $  1,061,272
Cost of sales                                      72,042      380,302         316,620        (71,036)      697,928
                                                 --------     --------    ------------   ------------  ------------
Gross profit                                       68,668      138,733         155,943             --       363,344
   Selling, general and administrative expense     66,460      137,963          97,106             --       301,529
   Restructuring expenses                              --       13,674           2,186             --        15,860
   Integration expenses                                --       13,514             693             --        14,207
                                                 --------     --------    ------------   ------------  ------------
Operating income                                    2,208      (26,418)         55,958             --        31,748
   Net interest expense                             2,007       11,939           1,437           (706)       14,677
   Other (income) expense, net                     (1,878)     (10,584)         10,582            706        (1,174)
   Equity in (earnings) loss of subsidiaries      (10,915)          --              --         10,915            --
                                                 --------     --------    ------------   ------------  ------------
Earnings (loss) before income taxes                12,994      (27,773)         43,939        (10,915)       18,245
Provision (benefit) for income taxes                  817       (8,027)         13,278             --         6,068
                                                 --------     --------    ------------   ------------  ------------
Net earnings (loss)                              $ 12,177     $(19,746)   $     30,661   $    (10,915) $     12,177
                                                 ========     ========    ============   ============  ============

FLOWSERVE 2001 / ANNUAL REPORT 48

CONSOLIDATING BALANCE SHEET

                                                                               December 31, 2001
                                              ------------------------------------------------------------------------------------
                                                              FLOWSERVE     GUARANTOR    NONGUARANTOR                 CONSOLIDATED
(Amounts in thousands)                           PARENT     FINANCE B.V.   SUBSIDIARIES  SUBSIDIARIES  ELIMINATIONS       TOTAL
                                              ------------  ------------   ------------  ------------  ------------   ------------
Current assets:
   Cash and cash equivalents                  $         --  $         --   $         --  $     21,533  $         --   $     21,533
   Intercompany receivables                         82,513            --         62,875        77,513      (222,901)            --
   Accounts receivable, net                             --            --        231,484       224,377            --        455,861
   Inventories                                          --            --        201,707       145,884            --        347,591
   Current deferred tax asset                           --            --         33,727         2,589            --         36,316
   Prepaid expenses                                     --            --         22,981        13,857            --         36,838
                                              ------------  ------------   ------------  ------------  ------------   ------------
     Total current assets                           82,513            --        552,774       485,753      (222,901)       898,139
Property, plant and equipment, net                      --            --        201,595       160,793            --        362,388
Investment in subsidiaries                         399,026            --        464,633            --      (863,659)            --
Intercompany receivables                           893,415        85,254          6,198        34,003    (1,018,870)            --
Goodwill, net                                           --            --        414,465       100,710            --        515,175
Other intangible assets, net                            --            --        115,123        15,956            --        131,079
Other assets                                        29,094         2,693        100,320        13,087            --        145,194
                                              ------------  ------------   ------------  ------------  ------------   ------------
Total assets                                  $  1,404,048  $     87,947   $  1,855,108  $    810,302  $ (2,105,430)  $  2,051,975
                                              ============  ============   ============  ============  ============   ============
Current liabilities:
   Accounts payable                           $        145  $         --   $     85,861  $     92,474  $         --   $    178,480
   Intercompany payables                             4,240        (1,191)        45,004       174,848      (222,901)            --
   Income taxes                                     (1,257)           --        (15,606)       16,863            --             --
   Accrued liabilities                              15,034         2,665        107,191        68,878            --        193,768
   Long-term debt due within one year               44,521            --              2            --            --         44,523
                                              ------------  ------------   ------------  ------------  ------------   ------------
     Total current liabilities                      62,683         1,474        222,452       353,063      (222,901)       416,771
Long-term debt due after one year                  938,606        57,163            420            33            --        996,222
Intercompany payables                                   --        37,115        930,985        50,770    (1,018,870)            --
Retirement benefits and deferred items                  --            --        172,483        55,480            --        227,963
Shareholders' equity:
   Serial preferred stock                               --            --             --            --            --             --
   Common shares                                    60,518            --              2       182,331      (182,333)        60,518
   Capital in excess of par value                  211,113            --        313,221        72,991      (386,212)       211,113
   Retained earnings (deficit)                     355,998        (8,198)       237,279       162,241      (391,322)       355,998
                                              ------------  ------------   ------------  ------------  ------------   ------------
                                                   627,629        (8,198)       550,502       417,563      (959,867)       627,629
   Treasury stock, at cost                         (82,718)           --             --            --            --        (82,718)
   Accumulated other comprehensive
   (loss) income                                  (142,152)          393        (29,994)      (66,607)       96,208       (142,152)
   Deferred compensation obligation                     --            --          8,260            --            --          8,260
                                              ------------  ------------   ------------  ------------  ------------   ------------
     Total shareholders' equity                    402,759        (7,805)       528,768       350,956      (863,659)       411,019
                                              ------------  ------------   ------------  ------------  ------------   ------------
Total liabilities and shareholders' equity    $  1,404,048  $     87,947   $  1,855,108  $    810,302  $ (2,105,430)  $  2,051,975
                                              ============  ============   ============  ============  ============   ============

                                               FLOWSERVE 2001 / ANNUAL REPORT 49

CONSOLIDATING BALANCE SHEET

                                                                              December 31, 2000
                                              ------------------------------------------------------------------------------------
                                                              FLOWSERVE     GUARANTOR    NONGUARANTOR                 CONSOLIDATED
(Amounts in thousands)                           PARENT     FINANCE B.V.   SUBSIDIARIES  SUBSIDIARIES  ELIMINATIONS       TOTAL
                                              ------------  ------------   ------------  ------------  ------------   ------------
Current assets:
   Cash and cash equivalents                  $         --  $         --   $         --  $     50,239  $     (7,898)  $     42,341
   Intercompany receivables                         23,530            --         33,252       104,836      (161,618)            --
   Accounts receivable, net                         20,767            --        224,746       241,761            --        487,274
   Inventories                                      10,432            --        181,258       114,268            --        305,958
   Current deferred tax asset                           --            --         38,765           961            --         39,726
   Prepaid expenses                                  6,261            --         12,216         4,276            --         22,753
                                              ------------  ------------   ------------  ------------  ------------   ------------
     Total current assets                           60,990            --        490,237       516,341      (169,516)       898,052
Property, plant and equipment, net                  34,332            --        189,978       181,102            --        405,412
Investment in subsidiaries                         784,893            --        443,092            --    (1,227,985)            --
Intercompany receivables                           501,286        90,112         10,849        21,598      (623,845)            --
Goodwill, net                                        7,814            --        452,118        46,644            --        506,576
Other intangible assets, net                            --            --        121,994        17,201            --        139,195
Other assets                                        52,991         4,865         97,861         5,191            --        160,908
                                              ------------  ------------   ------------  ------------  ------------   ------------
Total assets                                  $  1,442,306  $     94,977   $  1,806,129  $    788,077  $ (2,021,346)  $  2,110,143
                                              ============  ============   ============  ============  ============   ============
Current liabilities:
   Accounts payable                           $      5,588  $          1   $     76,910  $     97,766  $     (7,899)  $    172,366
   Intercompany payables                            33,973         2,279         20,704       104,658      (161,614)            --
   Income taxes                                      4,679            --          2,928        (7,607)           --             --
   Accrued liabilities                              13,443           111        120,729       110,202          (932)       243,553
   Long-term debt due within one year               18,000            --             90             8            --         18,098
                                              ------------  ------------   ------------  ------------  ------------   ------------
     Total current liabilities                      75,683         2,391        221,361       305,027      (170,445)       434,017
Long-term debt due after one year                1,018,063        92,958              2            85            --      1,111,108
Intercompany payables                                  131            --        468,840       154,873      (623,844)            --
Retirement benefits and deferred items              50,062            --        166,187        42,926           932        260,107
Shareholders' equity:
   Serial preferred stock                               --            --             --            --            --             --
   Common shares                                    51,856            --              2       197,582      (197,584)        51,856
   Capital in excess of par value                   65,785            --        676,035        89,489      (765,524)        65,785
   Retained earnings                               357,495          (343)       285,998       138,332      (423,987)       357,495
                                              ------------  ------------   ------------  ------------  ------------   ------------
                                                   475,136          (343)       962,035       425,403    (1,387,095)       475,136
   Treasury stock, at cost                         (92,545)           --           (613)        2,246        (1,633)       (92,545)
   Accumulated other comprehensive
   (loss) income                                   (84,224)          (29)       (18,227)     (142,483)      160,739        (84,224)
   Deferred compensation obligation                     --            --          6,544            --            --          6,544
                                              ------------  ------------   ------------  ------------  ------------   ------------
     Total shareholders' equity                    298,367          (372)       949,739       285,166    (1,227,989)       304,911
                                              ------------  ------------   ------------  ------------  ------------   ------------
Total liabilities and shareholders' equity    $  1,442,306  $     94,977   $  1,806,129  $    788,077  $ (2,021,346)  $  2,110,143
                                              ============  ============   ============  ============  ============   ============

FLOWSERVE 2001 / ANNUAL REPORT 50

CONSOLIDATING STATEMENT OF CASH FLOWS

                                                                           Year ended December 31, 2001
                                             ------------------------------------------------------------------------------------
                                                             FLOWSERVE     GUARANTOR    NONGUARANTOR                 CONSOLIDATED
(Amounts in thousands)                          PARENT     FINANCE B.V.   SUBSIDIARIES  SUBSIDIARIES  ELIMINATIONS       TOTAL
                                             ------------  ------------   ------------  ------------  ------------   ------------
Cash flows - Operating activities:
   Net (loss) earnings                       $     (1,497) $     (7,855)  $    (18,360) $     49,029  $    (22,814)  $     (1,497)
   Adjustments to reconcile net (loss)
   earnings to net cash (used) provided
   by operating activities:
     Depreciation                                      --            --         28,703        20,188            --         48,891
     Amortization                                      --            --         21,365         3,599            --         24,964
     Amortization of prepaid financing
      fees and discount                             5,857           879             --            --            --          6,736
     Premiums and other direct costs of
      long-term debt repayment                     13,476         3,844             --            --            --         17,320
     Write-off of unamortized prepaid
      financing fees and discount                   5,844         1,810             --            --            --          7,654
     Loss (gain) on the sale of fixed
      assets                                           --            --            114          (897)           --           (783)
     Loss on impairment of assets                      --            --            679            --            --            679
     Change in assets and liabilities,
      net of effects of acquisitions and
      dispositions:
       Accounts receivable                             12            --         12,462         3,130            --         15,604
       Inventories                                     --            --        (13,765)      (41,075)           --        (54,840)
       Intercompany receivable and payable       (136,416)       36,017        (15,476)       62,487        53,388             --
       Prepaid expenses                                --            --          6,945       (21,631)           --        (14,686)
       Other assets                                  (859)          (48)        28,760       (37,410)           --         (9,557)
       Accounts payable                            (1,466)           --         13,277       (15,321)           --         (3,510)
       Accrued liabilities                         13,482         2,560        (23,728)      (48,175)           --        (55,861)
       Income taxes                                  (619)           --        (20,193)       20,996            --            184
       Retirement benefits and
        deferred items                              8,221            --        (37,734)       17,004            --        (12,509)
       Net deferred taxes                              --            --        (23,236)        6,518            --        (16,718)
                                             ------------  ------------   ------------  ------------  ------------   ------------
Net cash flows (used) provided by
  operating activities                            (93,965)       37,207        (40,187)       18,442        30,574        (47,929)
                                             ------------  ------------   ------------  ------------  ------------   ------------
Cash flows - Investing activities:
   Capital expenditures                                --            --        (20,537)      (14,688)           --        (35,225)
   Cash received for disposals of assets               --            --          5,855         2,868            --          8,723
   Payments for acquisitions                           --            --         (1,685)           --            --         (1,685)
                                             ------------  ------------   ------------  ------------  ------------   ------------
Net cash flows used by investing activities            --            --        (16,367)      (11,820)           --        (28,187)
                                             ------------  ------------   ------------  ------------  ------------   ------------
Cash flows - Financing activities:
   Net borrowings under lines of credit            70,000            --             --            --            --         70,000
   Payment of long-term debt                     (124,580)      (31,000)            --            --            --       (155,580)
   Premiums and other direct costs of
    long-term debt repayment                      (13,476)       (3,844)            --            --            --        (17,320)
   Proceeds from long-term debt                        --            --            420            --            --            420
   Proceeds from issuance of common stock         154,022            --             --            --            --        154,022
   Other                                            7,999        (2,363)        56,141       (31,102)      (22,676)         7,999
                                             ------------  ------------   ------------  ------------  ------------   ------------
Net cash flows provided (used)
   by financing activities                         93,965       (37,207)        56,561       (31,102)      (22,676)        59,541
Effect of exchange rate changes                        --            --             (7)       (4,226)           --         (4,233)
                                             ------------  ------------   ------------  ------------  ------------   ------------
Net change in cash and cash equivalents                --            --             --       (28,706)        7,898        (20,808)
Cash and cash equivalents at
   beginning of year                                   --            --             --        50,239        (7,898)        42,341
                                             ------------  ------------   ------------  ------------  ------------   ------------
Cash and cash equivalents at end of year     $         --  $         --   $         --  $     21,533  $         --   $     21,533
                                             ============  ============   ============  ============  ============   ============

                                               FLOWSERVE 2001 / ANNUAL REPORT 51

CONSOLIDATING STATEMENTS OF CASH FLOWS


CONSOLIDATING STATEMENT OF CASH FLOWS

                                                                           Year ended December 31, 2000
                                             ------------------------------------------------------------------------------------
                                                             FLOWSERVE     GUARANTOR    NONGUARANTOR                 CONSOLIDATED
(Amounts in thousands)                          PARENT     FINANCE B.V.   SUBSIDIARIES  SUBSIDIARIES  ELIMINATIONS       TOTAL
                                             ------------  ------------   ------------  ------------  ------------   ------------
Cash flows - Operating activities:
   Net earnings (loss)                       $     13,241  $       (343)  $     39,388  $     12,664  $    (51,709)  $     13,241
   Adjustments to reconcile net
    earnings (loss) to net cash
    (used) provided by operating
    activities:
     Depreciation                                   6,221            --         25,778        10,677            --         42,676
     Amortization                                     461            --         11,088         2,812            --         14,361
     Amortization of prepaid financing
      fees and discount                             2,773           301             --            --            --          3,074
     Premiums and other direct costs of
      long-term debt repayment                         --            --          1,013            --            --          1,013
     Write-off of unamortized prepaid
      financing fees and discount                      --            --          2,216            --            --          2,216
     Loss (gain) on the sale of fixed
      assets                                           --            --           (260)          410            --            150
     Loss on impairment of facilities
      and equipment                                    --            --          3,673            --            --          3,673
     Change in assets and liabilities,
      net of effects of acquisitions
      and dispositions:
       Accounts receivable                         (4,065)           --        (32,305)      (33,732)           --        (70,102)
       Inventories                                  7,380            --        (16,558)        7,215            --         (1,963)
       Intercompany receivable and payable       (589,288)      (87,832)       560,455       117,050          (385)            --
       Prepaid expenses                              (403)           --         (2,729)       15,737        (4,637)         7,968
       Other assets                               (17,289)         (354)        (7,888)          750            --        (24,781)
       Accounts payable                            (6,891)           --          6,840        21,831        (3,696)        18,084
       Accrued liabilities                          4,544           111        (19,280)       (2,658)         (932)       (18,215)
       Income taxes                                   173            --            665        (9,696)        1,219         (7,639)
       Retirement benefits and deferred
         items                                     15,222            --         21,042        (4,443)          932         32,753
       Net deferred taxes                          (6,533)           --         10,214        (1,759)           --          1,922
                                             ------------  ------------   ------------  ------------  ------------   ------------
Net cash flows (used) provided by
   operating activities                          (574,454)      (88,117)       603,352       136,858       (59,208)        18,431
                                             ------------  ------------   ------------  ------------  ------------   ------------
Cash flows - Investing activities:
   Capital expenditures                            (7,330)           --         (9,300)      (11,189)           --        (27,819)
   Cash received for disposals of assets               --            --          5,368            36            --          5,404
   Payments for acquisitions, net of cash
     acquired                                    (387,793)           --       (241,019)     (699,357)      557,455       (770,714)
                                             ------------  ------------   ------------  ------------  ------------   ------------
Net cash flows (used) provided by investing
   activities                                    (395,123)           --       (244,951)     (710,510)      557,455       (793,129)
                                             ------------  ------------   ------------  ------------  ------------   ------------
Cash flows - Financing activities:
   Net repayments under lines of credit                --            --        (88,903)       (2,108)           --        (91,011)
   Payment of long-term debt                     (161,663)           --       (189,997)       (6,828)           --       (358,488)
   Premiums and other direct costs of
     long-term debt repayment                          --            --         (1,013)           --            --         (1,013)
   Payment of prepaid financing fees              (41,663)       (4,811)            --            --            --        (46,474)
   Proceeds from long-term debt                 1,191,511        92,958             --            --            --      1,284,469
   Proceeds from issuance of common stock             615            --             --            --            --            615
   Other                                          (19,223)           --        (79,377)      604,353      (505,753)            --
                                             ------------  ------------   ------------  ------------  ------------   ------------
Net cash flows provided (used) by financing
   activities                                     969,577        88,147       (359,290)      595,417      (505,753)       788,098
Effect of exchange rate changes                        --           (30)            --        (1,492)           --         (1,522)
                                             ------------  ------------   ------------  ------------  ------------   ------------
Net change in cash and cash equivalents                --            --           (889)       20,273        (7,506)        11,878
Cash and cash equivalents at beginning
   of year                                             --            --            889        29,966          (392)        30,463
                                             ------------  ------------   ------------  ------------  ------------   ------------
Cash and cash equivalents at end of year     $         --  $         --   $         --  $     50,239  $     (7,898)  $     42,341
                                             ============  ============   ============  ============  ============   ============

FLOWSERVE 2001 / ANNUAL REPORT 52

CONSOLIDATING STATEMENT OF CASH FLOWS

                                                                           Year ended December 31, 1999
                                                 -------------------------------------------------------------------
                                                              GUARANTOR    NONGUARANTOR                 CONSOLIDATED
(Amounts in thousands)                            PARENT     SUBSIDIARIES  SUBSIDIARIES   ELIMINATIONS      TOTAL
                                                 ---------   ------------  ------------   ------------  ------------

Cash flows - Operating activities:
   Net earnings (loss)                           $  12,177   $    (19,746) $     30,661   $    (10,915) $     12,177
   Adjustments to reconcile net earnings
     (loss) to net cash provided (used)
       by operating activities:
     Depreciation                                    2,771         18,003        14,271             --        35,045
     Amortization                                      450          1,484         2,620             --         4,554
     Amortization of prepaid financing
       fees and discount                               236             --            --             --           236
     Loss (gain) on the sale of fixed assets           232            294           (86)            --           440
     Loss on impairment of facilities
       and equipment                                 2,834             --            --             --         2,834
     Change in assets and liabilities,
       net of effects of
       acquisitions and dispositions:
       Accounts receivable                          (2,159)        14,459           423             --        12,723
       Inventories                                  13,276         18,047        (2,964)            --        28,359
       Intercompany receivable and payable         161,256       (340,917)      (80,885)       260,546            --
       Prepaid expenses                            (15,236)         6,359        (4,033)            --       (12,910)
       Other assets                                 20,179        (28,125)       10,329             --         2,383
       Accounts payable                              1,610        (13,123)        3,852          5,742        (1,919)
       Accrued liabilities                         (18,633)        24,460           506             --         6,333
       Income taxes                                 24,051        (28,483)       (7,963)            --       (12,395)
       Retirement benefits and
         deferred items                            (29,941)        47,176        (9,163)            --         8,072
       Net deferred taxes                           13,037        (11,695)       (3,159)            --        (1,817)
                                                 ---------   ------------  ------------   ------------  ------------
Net cash flows provided (used) by
   operating activities                            186,140       (311,807)      (45,591)       255,373        84,115
                                                 ---------   ------------  ------------   ------------  ------------
Cash flows - Investing activities:
   Capital expenditures                             (3,940)       (14,580)      (22,015)            --       (40,535)
   Payments for acquisitions, net of
     cash acquired                                  (5,743)            --            --             --        (5,743)
                                                 ---------   ------------  ------------   ------------  ------------
Net cash flows used by investing activities         (9,683)       (14,580)      (22,015)            --       (46,278)
                                                 ---------   ------------  ------------   ------------  ------------
Cash flows - Financing activities:
   Net borrowings (repayments) under
     lines of credit                                   638         (8,403)       (5,880)            --       (13,645)
   Payments of long-term debt                       (8,333)            --         1,963             --        (6,370)
   Payments of prepaid financing fees               (2,183)            --            --             --        (2,183)
   Proceeds from long-term debt                   (117,912)       138,397        (1,709)            --        18,776
   Repurchase of common stock                       (5,250)            --            --             --        (5,250)
   Proceeds from issuance of common stock             (529)            --            --             --          (529)
   Dividends paid                                  (21,172)            --            --             --       (21,172)
   Other                                                --        241,460         7,329       (249,631)         (842)
                                                 ---------   ------------  ------------   ------------  ------------
Net cash flows (used) provided by
   financing activities                           (154,741)       371,454         1,703       (249,631)      (31,215)
                                                 ---------   ------------  ------------   ------------  ------------
Effect of exchange rate changes                    (21,716)       (44,178)       64,807             --        (1,087)
                                                 ---------   ------------  ------------   ------------  ------------
Net change in cash and cash equivalents                 --            889        (1,096)         5,742         5,535
Cash and cash equivalents at beginning of year          --             --        31,062         (6,134)       24,928
                                                 ---------   ------------  ------------   ------------  ------------
Cash and cash equivalents at end of year         $      --   $        889  $     29,966   $       (392) $     30,463
                                                 =========   ============  ============   ============  ============

                                               FLOWSERVE 2001 / ANNUAL REPORT 53

NOTE 9: DEFERRED COMPENSATION - RABBI TRUST

The Company has established deferred compensation plans under which a portion of amounts earned by employees are invested in the Company's common stock and placed in a Rabbi Trust.

   Effective October 1, 2000, the Company amended the provisions of the deferred compensation plans. As amended, the stock deferred compensation plans do not allow diversification and require the obligation for the deferred compensation amounts held in Company stock be settled by the delivery of a fixed number of shares of Company stock. Accordingly, the deferred compensation obligation to be settled with stock is reflected in shareholders' equity. Prior to these amendments, the Company recorded net expense of $923 in 2000 and $243 in 1999 to reflect the change in fair value of the deferred compensation liability for Company stock.

NOTE 10: RETIREMENT BENEFITS

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

   Net defined benefit pension expense for domestic pension plans (including both qualified and nonqualified plans) was:

Year ended December 31,                 2001        2000        1999
                                      --------    --------    --------
Service cost-benefits earned
  during the period                   $  9,550    $  8,753    $  7,585
Interest cost on projected
  benefit obligations                   16,169      15,396      14,637
Gain on plan assets                    (20,346)    (19,996)    (18,638)
Amortization of unrecognized
  prior service (benefit) cost          (1,292)     (1,313)       (232)
Amortization of unrecognized
  net asset                                 --        (404)       (529)
Special termination expense                 --       5,210          --
                                      --------    --------    --------
Net defined benefit pension
  expense                             $  4,081    $  7,646    $  2,823
                                      ========    ========    ========

   Special termination expense represents costs relating to a plant closure and as such, were recorded as restructuring expense in the consolidated statements of operations.

   Net defined benefit pension expense for foreign pension plans was:


Year ended December 31,               2001        2000        1999
                                    --------    --------    --------
Service cost-benefits earned
  during the period                 $  1,839    $  1,506    $    232
Interest cost on projected
  benefit obligations                  2,703       1,193         341
Gain on plan assets                   (2,955)     (1,460)       (499)
Amortization of unrecognized
  prior service benefit                   --          --         (79)
Curtailment                               50          --          --
Amortization of unrecognized
  net asset                              (47)        (55)         --
                                    --------    --------    --------
Net defined benefit pension
  expense                           $  1,590    $  1,184    $     (5)
                                    ========    ========    ========

         The following table reconciles the domestic plans' funded status to amounts recognized in the Company's consolidated balance sheets:

December 31,                                2001       2000
                                          --------   --------
Projected benefit obligations             $238,163   $225,564
Plan assets, at fair value                 191,017    225,659
                                          --------   --------
Funded status                              (47,146)        95
Unrecognized net loss                       46,519      6,884
Unrecognized prior service cost            (19,031)   (20,810)
Accumulated other comprehensive loss       (17,242)    (1,019)
Deferred tax asset                         (10,125)        --
                                          --------   --------
Net pension liability                     $(47,025)  $(14,850)
                                          ========   ========
Discount rate                                  7.0%       7.5%
Rate of increase in compensation levels        4.5%       4.5%
Long-term rate of return on assets             9.5%       9.5%

   During 2001 the Company recorded an additional minimum liability of $16 million, net of tax, as a component of other comprehensive expense.

FLOWSERVE 2001 / ANNUAL REPORT 54

   The following table reconciles the foreign plans' funded status to amounts recognized in the Company's consolidated balance sheets:

December 31,                                2001       2000
                                          --------   --------
Projected benefit obligations             $ 44,898   $ 46,036
Planned assets, at fair value               33,384     37,593
                                          --------   --------
Funded status                              (11,514)    (8,443)
Unrecognized net transition asset               --        (55)
Accumulated other comprehensive loss          (131)      (131)
Unrecognized net loss                        6,104      1,896
                                          --------   --------
Net pension liability                     $ (5,541)  $ (6,733)
                                          ========   ========

Discount rate                                 6.15%      5.99%
Rate of increase in compensation levels        3.3%       3.4%
Long-term rate of return on assets             8.0%       7.7%

   Following is a reconciliation of the domestic plans' defined benefit pension obligations:

December 31,                                2001       2000
                                          --------   --------
Beginning benefit obligations             $225,564   $203,761
Service cost                                 9,550      8,753
Interest cost                               16,169     15,396
Plan amendments                                346       (842)
Actuarial loss                              10,429     11,323
Benefits paid                              (26,011)   (18,037)
Special termination costs                    2,116      5,210
                                          --------   --------
Ending benefit obligations                $238,163   $225,564
                                          ========   ========

   The special termination costs of $2.1 million in 2001 represents a liability assumed in the acquisition of IDP that was reclassified from the restructuring reserve.

   Following is a reconciliation of the foreign plans' defined benefit pension obligations:

December 31,                                2001       2000
                                          --------   --------
Beginning benefit obligations             $ 46,036   $  4,984
Acquisitions                                    --     39,650
Service cost                                 1,839      1,507
Interest cost                                2,703      1,193
Employee contributions                         568        385
Curtailments                                (3,606)        --
Actuarial loss (gain)                        1,706       (820)
Benefits paid                               (2,481)    (1,162)
Foreign exchange impact                     (1,867)       299
                                          --------   --------
Ending benefit obligations                $ 44,898   $ 46,036
                                          ========   ========

   Following is a reconciliation of the domestic plans' defined benefit pension assets:

December 31,                                2001       2000
                                          --------   --------
Beginning plan assets                     $225,659   $233,722
Return on plan assets                       (9,002)     9,391
Company contributions                          371        583
Benefits paid                              (26,011)   (18,037)
                                          --------   --------
Ending plan assets                        $191,017   $225,659
                                          ========   ========


   Following is a reconciliation of the foreign plans' defined benefit pension assets:

December 31,                                2001       2000
                                          --------   --------
Beginning plan assets                     $ 37,593   $  5,411
Acquisitions                                    --     33,689
Employee contributions                         568        385
Company contributions                        2,194        904
Foreign exchange impact                     (1,165)      (285)
Return on plan assets                       (3,325)    (1,651)
Benefits paid                               (2,481)      (860)
                                          --------   --------
Ending plan assets                        $ 33,384   $ 37,593
                                          ========   ========

   The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $283,061, $279,593, and $224,401, respectively, as of December 31, 2001, and $20,271, $19,411, and $213, respectively, as of December 31, 2000.

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

   The Company sponsors several defined contribution plans covering substantially all domestic and Canadian employees and certain other foreign employees. Employees may contribute to these plans, and these contributions are matched in varying amounts by the Company. The Company may also make additional contributions for eligible employees. Defined contribution plan expense for the Company was $9,421 in 2001, $7,324 in 2000, and $7,712 in 1999.

   The Company also sponsors several defined benefit post-retirement health care plans covering most current and certain future retirees in the United States. These plans are for medical and dental benefits and are administered through insurance companies and health maintenance

                                               FLOWSERVE 2001 / ANNUAL REPORT 55


organizations. The plans include participant contributions, deductibles, co-insurance provisions and other limitations, and are integrated with Medicare and other group plans. The plans are funded by the Company as insured benefits and health maintenance organization premiums are incurred. The benefits are no longer available to new employees and certain existing employees.

   Net post-retirement benefit expense comprised:

Year ended December 31,               2001    2000    1999
                                     ------  ------  ------
Service cost - benefits earned
   during the period                 $  246  $  869  $  957
Interest cost on accumulated post-
   retirement benefit obligations     6,630   4,707   3,841
Amortization of unrecognized
   prior service benefit             (2,306) (2,002) (1,333)
Curtailment                              --   5,904      --
                                     ------  ------  ------
Net post-retirement benefit
   expense                           $4,570  $9,478  $3,465
                                     ======  ======  ======

   Following is a reconciliation of the accumulated post-retirement benefits obligations:

December 31,                                 2001      2000
                                           --------  -------
Beginning accumulated post-
   retirement benefit obligations          $ 89,331  $49,045
Service cost                                    246      869
Interest cost                                 6,630    4,707
Curtailment                                       -   11,537
Plan amendments                                   -   (3,000)
Acquisition                                       -   25,000
Actuarial loss (gain)                        15,661    5,441
Benefits paid                                (8,428)  (4,268)
                                           --------  -------
Ending accumulated post-retirement
   benefit obligations                     $103,440  $89,331
                                           ========  =======

   Effective with the purchase of IDP on August 8, 2000, the Company assumed post-retirement liabilities for all former IDP active employees as of the date of the purchase. In connection with the restructuring plans announced in 2000, a curtailment liability of $11.5 million was recognized to reflect termination related post-retirement obligations. Curtailment expense of $5.9 million is included in restructuring expense in the consolidated statement of operations for the year ended December 31, 2000. The remaining $5.6 million of curtailment cost relates to former IDP employees and is included in goodwill.

   The following table presents the components of post-retirement benefit amounts recognized in the Company's consolidated balance sheets:

December 31,                               2001       2000
                                         --------   --------
Accumulated post-retirement
  benefit obligations                    $103,440   $ 89,331
Unrecognized prior service benefit         11,595     14,014
Unrecognized net loss                     (19,753)    (4,205)
                                         --------   --------
Accrued post-retirement benefits         $ 95,282   $ 99,140
                                         ========   ========
Discount rate                                 7.0%       7.5%

   The assumed ranges for the annual rates of increase in per capita costs for periods prior to Medicare were 10.0% for 2001 and 2002 and a gradual decrease to 5.0% for 2007 and future years.

   Increasing the assumed rate of increase in post-retirement benefit costs by 1% in each year would increase net post-retirement benefit expense by approximately $450 and accumulated post-retirement benefit obligation by $6,443. Reducing the assumed rate of decrease in post-retirement benefit costs by 1% in each year would reduce net post-retirement benefit expense by approximately $416 and accumulated benefit obligations by $5,967.

   The Company made contributions to the defined benefit post-retirement plans of $8,428 in 2001, $4,268 in 2000, and $4,105 in 1999.

NOTE 11: CONTINGENCIES

As of December 31, 2001, the Company was involved as a "potentially responsible party" (PRP) at four former public waste disposal sites that may be subject to remediation under pending government procedures. The sites are in various stages of evaluation by federal and state environmental authorities. The projected cost of remediating these sites, as well as the Company's alleged "fair share" allocation, is uncertain and speculative until all studies have been completed and the parties have either negotiated an amicable resolution or the matter has been judicially resolved. At each site, there are many other parties who have similarly been identified, and the identification and location of additional parties is continuing under applicable federal or state law. Many of the other parties identified are financially strong and solvent companies that appear able to pay their share of the remediation costs. Based on the Company's preliminary information about the waste disposal practices at these sites and the environmental regulatory process in general, the Company believes that it is likely that ultimate remediation liability costs for each site will be apportioned among all liable parties, including site owners and waste transporters, according to the volumes and/or toxicity of the wastes shown to have been disposed of at the sites.

FLOWSERVE 2001 / ANNUAL REPORT 56

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

NOTE 12: SHAREHOLDERS' EQUITY

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

NOTE 13: INCOME TAXES

The provision (benefit) for income taxes consisted of the following:

Year ended December 31,        2001          2000          1999
                             --------      --------      --------
Current:
   U.S. federal              $     --      $    (98)     $  1,179
   Non-U.S                     20,992         8,775         8,836
   State and local                373         1,097         1,630
                             --------      --------      --------
     Total current             21,365         9,774        11,645
                             --------      --------      --------
Deferred:
   U.S. federal               (24,919)       (2,924)      (11,780)
   Non-U.S                      6,545          (455)        6,777
   State and local               (865)          319          (574)
                             --------      --------      --------
     Total deferred           (19,239)       (3,060)       (5,577)
                             --------      --------      --------
Total provision              $  2,126      $  6,714      $  6,068
                             ========      ========      ========

   The provision (benefit) for income taxes is included in the consolidated financial statements as follows:

Year ended December 31,                  2001       2000      1999
                                       --------   --------  --------
Earnings before extraordinary items    $  9,275   $  7,876  $  6,068
Extraordinary items                      (7,149)    (1,162)       --
                                       --------   --------  --------
Total provision                        $  2,126   $  6,714  $  6,068
                                       ========   ========  ========

   During 2001, the Company recorded an extraordinary item for costs totaling $25 million associated with the prepayment of long-term debt. The $7 million tax benefit on the extraordinary item is less than the Company's effective tax rate because certain costs associated with the prepayment are not deductible for tax purposes.

                                               FLOWSERVE 2001 / ANNUAL REPORT 57

   The provision for income taxes on earnings before extraordinary items was different from the statutory corporate rate due to the following:

Year ended December 31,                 2001     2000    1999
                                       ------   ------  ------
U.S. federal income tax rate             35.0%    35.0%   35.0%
Non-U.S. tax rate differential
  and utilization of operating
  loss carryforwards                      1.9      1.2     0.7
State and local income taxes, net        (0.5)     4.5     2.7
Utilization of tax credits               (0.2)    (6.5)   (1.6)
Foreign sales corporation                 2.3     (4.8)   (2.2)
Goodwill                                  5.3      4.6     1.6
Meals and entertainment                   4.3      4.0     2.7
Equity in income of
  unconsolidated subsidiaries            (3.1)    (5.3)   (2.6)
Reduction of tax contingencies
  for closed statutes                   (12.5)      --      --
Other, net                                3.7      1.3    (3.0)
                                       ------   ------  ------
Effective tax rate                       36.2%    34.0%   33.3%
                                       ======   ======  ======


   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's consolidated deferred tax assets and liabilities were:

December 31,                                2001       2000
                                          ---------  --------
Deferred tax assets related to:
   Retirement benefits                    $  55,688  $ 40,989
   Net operating loss carryforwards          35,255    11,207
   Compensation accruals                      7,147    13,266
   Inventories                                4,690     5,130
   Credit carryforwards                      35,797    20,491
   Loss on dispositions                       1,693     3,454
   Warranty and accrued liabilities           5,915    10,637
   Restructuring charge                       4,117     9,797
   Other                                      7,068     2,398
                                          ---------  --------
     Total deferred tax assets              157,370   117,369
   Less valuation allowances                 18,603    14,036
                                          ---------  --------
   Net deferred tax assets                  138,767   103,333
                                          ---------  --------
Deferred tax liabilities related to:
   Property, plant and equipment             38,736    40,460
   Goodwill                                  30,341    31,811
   Other                                      9,888     1,865
                                          ---------  --------
    Total deferred tax liabilities           78,965    74,136
                                          ---------  --------
Deferred tax assets, net                  $  59,802  $ 29,197
                                          =========  ========

   The Company has recorded valuation allowances to reflect the estimated amount of deferred tax assets that may not be realized due to the expiration of net operating loss and foreign tax credit carryforwards. The amount of the deferred tax assets considered realizable, however, could be changed in the near term if circumstances related to future taxable income or results of tax planning strategies differ from management's expectations during the carryforward period. The net changes in the valuation allowances during 2001 were primarily attributable to an increase in expected non-utilization of net operating loss and credit carryforwards. The Company had approximately $96,302 of net operating loss carryforwards at December 31, 2001. Net operating losses of $18,618 were generated in non-U.S. jurisdictions. Net operating losses generated in the U.S. will not start to expire until 2017. The Company had approximately $34,451 of foreign tax credit carryforwards at December 31, 2001, which expire in 2003 through 2006 if unused.

Earnings before income taxes comprised:

Year ended December 31,                  2001       2000      1999
                                       --------   --------  --------
U.S.                                   $(51,694)  $  1,114  $(21,116)
Non-U.S.                                 77,323     22,070    39,361
                                       --------   --------  --------
Total                                  $ 25,629   $ 23,184  $ 18,245
                                       ========   ========  ========

   Undistributed earnings of the Company's non-U.S. subsidiaries amounted to approximately $259,655 at December 31, 2001. These earnings are considered to be indefinitely reinvested and, accordingly, no additional United States income taxes or non-U.S. withholding taxes have been provided. Determination of the amount of additional taxes that would be payable if such earnings were not considered indefinitely reinvested is not practical.

NOTE 14: SEGMENT INFORMATION

Flowserve is principally engaged in the worldwide design, manufacture, distribution and service of industrial flow management equipment. The Company provides pumps, valves, and mechanical seals primarily for the petroleum industry, the chemical-processing industry, power-generation industry, water industry, general industry and other industries requiring flow management products.

   The Company has three divisions, each of which constitutes a business segment. Each division manufactures different products and is defined by the type of products and services provided. Each division has a president, who reports directly to the Chief Executive Officer, and a Division Controller. For decision-making purposes, the Chief Executive Officer, Chief Financial Officer and other members of upper

FLOWSERVE 2001 / ANNUAL REPORT 58
management use financial information generated and reported at the division level.

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

   The Company evaluates segment performance and allocates resources based on profit or loss excluding integration, restructuring and interest expense, other income and income taxes. The accounting policies of the reportable segments are the same as described in Note 1 - Significant Accounting Policies. Intersegment sales and transfers are recorded at cost plus a profit margin. This intersegment profit is eliminated in consolidation. Minor reclassifications have been made to certain previously reported information to conform to the current business configuration.


                                 Flowserve        Flow          Flow                       Consolidated
Year ended December 31, 2001       Pump         Solutions      Control       All Other         Total
                                ----------      ---------      --------      ---------     ------------
Sales to external customers     $1,023,332      $ 617,555      $271,245      $  5,375      $  1,917,507
Intersegment sales                   7,180         20,983         7,662       (35,825)               --
Segment operating income(1)        124,359         79,374        31,470       (31,214)          203,989
Depreciation and amortization       41,392         18,196         8,089         6,178            73,855

Identifiable assets             $1,285,165      $ 458,265      $206,693      $101,852      $  2,051,975
Capital expenditures                14,866         11,736         6,821         1,802            35,225

(1) Excludes integration expense, restructuring, interest expense, other income and income taxes.

                                 Flowserve        Flow          Flow                       Consolidated
Year ended December 31, 2000       Pump         Solutions      Control       All Other         Total
                                ----------      ---------      --------      ---------     ------------
Sales to external customers     $  659,181      $ 606,741      $266,368      $   6,003     $  1,538,293
Intersegment sales                  13,031         17,273         9,916        (40,220)              --
Segment operating income(1)         78,793         68,232        28,811        (29,230)         146,606
Depreciation and amortization       26,517         17,631         9,035          3,854           57,037

Identifiable assets             $1,313,853      $ 435,320      $197,061      $ 163,909     $  2,110,143
Capital expenditures                 8,425         10,880         3,843          4,671           27,819

(1) Excludes integration expense, restructuring, interest expense, other income and income taxes.

                                 Flowserve        Flow          Flow                       Consolidated
Year ended December 31, 1999       Pump         Solutions      Control       All Other         Total
                                ----------      ---------      --------      ---------     ------------

Sales to external customers     $  347,159      $ 423,658      $283,670      $   6,785     $  1,061,272
Intersegment sales                   6,011         14,841        11,650        (32,502)              --
Segment operating income(1)         19,927         55,882        23,536        (37,530)          61,815
Segment operating income
 (before all special items)(2)      23,095         56,148        25,069        (31,631)          72,681
Depreciation and amortization       10,246         12,998         9,824          6,531           39,599

Identifiable assets             $  222,999      $ 292,015      $213,322      $ 109,815     $    838,151
Capital expenditures                12,377         17,068         4,583          6,507           40,535

(1) Excludes integration expense, restructuring, interest expense, other income and income taxes.

(2) Excludes asset impairments of $5,067 and severance and other closure costs of $5,799.

                                               FLOWSERVE 2001 / ANNUAL REPORT 59

RECONCILIATION OF SEGMENT INFORMATION TO CONSOLIDATED AMOUNTS
Significant items from the Company's reportable segments can be reconciled to the consolidated amounts as follows:

                                         Year Ended December 31,
                               -----------------------------------------
Sales                             2001           2000           1999
                               -----------    -----------    -----------
Total external sales for
   reportable segments         $ 1,912,132    $ 1,532,290    $ 1,054,487
Total intersegment sales
   for reportable segments          35,825         40,220         32,502
Other sales                          5,375          6,003          6,785
Elimination of inter-
   segment sales                   (35,825)       (40,220)       (32,502)
                               -----------    -----------    -----------
Total sales                    $ 1,917,507    $ 1,538,293    $ 1,061,272
                               ===========    ===========    ===========

                                       Year Ended December 31,
                               -------------------------------------
Profit or Loss                   2001          2000          1999
                               ---------     ---------     ---------
Total segment operating
   income                      $ 235,203     $ 175,836     $  99,345
Corporate expenses
   and other                      31,214        29,230        37,530
Restructuring expenses            (1,208)       19,364        15,860
Integration expenses              63,043        35,211        14,207
Net interest expense             118,072        70,321        14,677
Other income, net                 (1,547)       (1,474)       (1,174)
                               ---------     ---------     ---------
Earnings before income
   taxes                       $  25,629     $  23,184     $  18,245
                               =========     =========     =========

                                       Year Ended December 31,
                               -----------------------------------------
Assets                             2001           2000          1999
                               -----------    -----------    -----------
Total assets for reportable
   segments                    $ 1,950,123    $ 1,946,234    $   728,336
Other assets                       217,454        231,983        141,911
Elimination of inter-
   segment receivables            (115,602)       (68,074)       (32,096)
                               -----------    -----------    -----------
Total assets                   $ 2,051,975    $ 2,110,143    $   838,151
                               ===========    ===========    ===========

GEOGRAPHIC INFORMATION

The Company attributes revenues to different geographic areas based on the facilities' location. Long-lived assets are classified based on the geographic area in which the assets are located. Sales related to and investment in identifiable assets by geographic area are as follows:

                                                  Long-lived
Year ended December 31, 2001            Sales        Assets
                                      ----------  ----------
United States                         $1,095,622  $  802,835
Europe                                   568,226     256,891
Other(1)                                 253,659      32,905
                                      ----------  ----------
Consolidated total                    $1,917,507  $1,092,631
                                      ==========  ==========

                                                  Long-lived
Year ended December 31, 2000            Sales        Assets
                                      ----------  ----------
United States                         $  950,783  $  877,322
Europe                                   372,442     231,530
Other(1)                                 215,068      36,262
                                      ----------  ----------
Consolidated total                    $1,538,293  $1,145,114
                                      ==========  ==========

                                                  Long-lived
Year ended December 31, 1999            Sales        Assets
                                      ----------  ----------
United States                         $  611,374  $  243,107
Europe                                   270,850      81,616
Other(1)                                 179,048      28,559
                                      ----------  ----------
Consolidated total                    $1,061,272  $  353,282
                                      ==========  ==========


(1) Includes Canada, Latin America and Asia Pacific. No individual geographic segment within this group represents 10% or more of consolidated totals.

MAJOR CUSTOMER INFORMATION

The Company has not received revenues from any customer that represent 10% or more of consolidated revenues for any of the years presented.

FLOWSERVE 2001 / ANNUAL REPORT 60

NOTE 15: UNAUDITED QUARTERLY FINANCIAL DATA

(Amounts in millions, except per share data)                2001(a)                            2000(b)
                                                ---------------------------------   -------------------------------
Quarter                                          4th     3rd      2nd       1st      4th     3rd      2nd      1st
                                                ------  ------  -------   -------   ------  ------   ------  ------
Net sales                                       $539.3  $469.6  $ 464.6   $ 444.0   $541.7  $412.1   $299.2  $285.3
Gross profit                                     169.0   152.3    155.7     137.6    174.4   130.1    103.2    99.2
Earnings (loss) before extraordinary items        16.5     5.8      2.6      (8.5)     1.7   (10.9)    12.6    11.9
Net earnings (loss)                               (1.4)    5.8      2.6      (8.5)     1.7   (13.0)    12.6    11.9
Earnings (loss) per share before
   extraordinary items (basic and diluted)        0.39    0.15     0.07     (0.22)    0.05   (0.29)    0.33    0.31
Earnings (loss) per share (basic and diluted)    (0.03)   0.15     0.07     (0.22)    0.05   (0.34)    0.33    0.31

(a) Net earnings in 2001 include IDP integration expenses of $63.0 million, a reduction of Flowserve restructuring expense of $1.2 million, and an extraordinary item of $17.9 million net of tax, resulting in a reduction of net earnings of $57.3 million, or $1.46 per share after tax. On a quarterly basis, earnings per share before special and extraordinary items were $0.58, $0.38, $0.35 and $0.10 per share in the fourth, third, second and first quarter, respectively, of 2001.

(b) Net earnings in 2000 include IDP integration expenses of $35.2 million, IDP restructuring expenses of $19.4 million, and extraordinary items of $2.1 million net of tax, resulting in a reduction of net earnings of $37.8 million, or $1.00 per share after tax. On a quarterly basis, earnings per share before special and extraordinary items were $0.50, $0.18, $0.33 and $0.31 per share in the fourth, third, second and first quarter, respectively, of 2000.

                                               FLOWSERVE 2001 / ANNUAL REPORT 61

FIVE-YEAR SELECTED FINANCIAL DATA

                                                                                          December 31
                                                             ----------------------------------------------------------------------
(Amounts in thousands, except per share data and ratios)       2001(a)        2000(b)       1999(c)        1998(d)        1997(e)
                                                             -----------    -----------   -----------    -----------    -----------
RESULTS OF OPERATIONS
Sales                                                        $ 1,917,507    $ 1,538,293   $ 1,061,272    $ 1,083,086    $ 1,152,196
Gross profit                                                     614,552        506,912       363,344        415,333        448,877
Selling, general and administrative expense                      410,563        360,306       301,529        291,928        312,783
Restructuring and merger transaction expenses                     (1,208)        19,364        15,860             --         44,531
Integration expenses                                              63,043         35,211        14,207         38,326          6,982
Operating income                                                 142,154         92,031        31,748         85,079         84,581
Net interest expense                                             118,072         70,321        14,677         11,378         11,326
Earnings before income taxes                                      25,629         23,184        18,245         73,157         89,789
Provision for income taxes                                         9,275          7,876         6,068         25,502         38,223
Earnings before extraordinary items and cumulative
 effect of change in accounting principle                         16,354         15,308        12,177         47,655         51,566
Cumulative effect of change in accounting principle                   --             --            --         (1,220)            --
Extraordinary items, net of income taxes                         (17,851)        (2,067)           --             --             --
Net (loss) earnings                                               (1,497)        13,241        12,177         48,875         51,566
Average shares outstanding                                        39,330         37,842        37,856         39,898         40,896
Net (loss) earnings per share (basic and diluted)            $     (0.04)   $      0.35   $      0.32    $      1.23   $       1.26
Dividends paid per share                                              --             --          0.56           0.56           0.65
Bookings                                                       1,975,536      1,521,561     1,039,262      1,082,484      1,172,431
Ending backlog                                                   662,803        659,250       270,647        291,082        291,568

PERFORMANCE RATIOS (as a percent of sales)

Gross profit margin                                                 32.0%          33.0%         34.2%          38.3%          39.0%
Selling, general and administrative expense                         21.4%          23.4%         28.4%          26.9%          27.1%
Operating income                                                     7.4%           6.0%          3.0%           7.9%           7.3%
Net earnings                                                          --            0.9%          1.1%           4.5%           4.5%

FINANCIAL CONDITION
Working capital                                              $   481,368    $   464,035   $   258,128    $   268,164    $   284,220
Net property, plant and equipment                                362,388        405,412       209,976        209,032        209,509
Intangibles and other assets                                     791,448        806,679       174,387        173,875        155,852
Total assets                                                   2,051,975      2,110,143       838,151        870,197        880,025
Capital expenditures                                              35,225         27,819        40,535         38,249         39,560
Depreciation and amortization                                     73,855         57,037        39,599         39,299         38,933
Long term debt                                                   996,222      1,111,108       198,010        186,292        128,936
Retirement benefits and deferred items                           227,963        260,107       136,207        120,015        125,372
Shareholders' equity                                             411,019        304,911       308,274        344,764        395,273

FINANCIAL RATIOS
Return on average shareholders' equity                       $      (0.5)%          4.4%          3.6%          13.1%          13.0%
Return on average net assets                                         4.4%           5.5%          3.4%           8.6%           9.0%
Net debt to capital ratio                                           71.3%          78.1%         35.7%          34.2%          18.2%
Current ratio                                                        2.2            2.1           2.3            2.2            2.2
Interest coverage ratio                                              1.7            2.0           4.3            9.5           10.7


(a) Financial results in 2001 include integration expenses of $63,043, a reduction of Flowserve restructuring expense of $1,208 and an extraordinary item of $17,851 net of tax, resulting in a reduction in after tax net earnings of $57,307 or $1.46 per share, for a net earnings per share before special items of $1.42.

(b) Financial results in 2000 include Invatec and IDP from the date of the respective acquisitions. Financial results in 2000 include integration expenses of $35,211, restructuring expenses of $19,364 and an extraordinary item of $2,067 net of tax, resulting in a reduction in after tax net earnings of $37,752 or $1.00 per share, for a net earnings per share before special items of $1.35.

(c) Financial results in 1999 include integration expenses of $14,207 relating to the Company's Flowserver program, restructuring expenses of $15,860, other nonrecurring items for inventory and fixed asset impairment of $5,067 (included in costs of sales), and executive separation contracts and certain costs related to fourth-quarter 1999 facility closures of $5,799 (included in selling and administrative expense), resulting in a reduction in net earnings of $27,322 or $0.72 per share after tax, for net earnings per share before special items of $1.04.

(d) Financial results in 1998 include integration expenses of $38,326, an obligation under an executive employment agreement of $3,803 (included in selling and administrative expense) and, except for operating income, the benefit of the cumulative effect of an accounting change of $1,220, resulting in a reduction in net earnings of $26,062, or $0.65 per share after tax, for a net earnings per share before special items of $1.88.

(e) Financial results in 1997 include restructuring and integration expenses of $51,513 and an $11,376 gain on the sale of a subsidiary, resulting in a reduction in net earnings of $30,483, or $0.75 per share after tax, for net earnings per share before special items of $2.01.