Form 10-K, Exhibit 13
period 2002-12-31
FLOWSERVE CORP
filed 2003-03-21
CIK 30625

QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 13.1

FLOWSERVE

2002 Annual Report

getting ready to

go

ABOUT THE COMPANY

        Flowserve Corporation [NYSE: FLS] manufactures engineered and industrial pumps, industrial valves, control valves, nuclear valves, valve actuators and controls and precision mechanical seals, and provides a range of related flow management services worldwide, primarily for the process industry. Flowserve provides flow management products and services worldwide. Approximately one-half of the company's 2002 sales of almost $2.3 billion were to customers outside the United States. With approximately 14,000 employees, operations in 56 countries and a comprehensive array of flow control solutions, Flowserve is a leading provider of industrial flow management services.

TABLE OF CONTENTS

Letter to Shareholders and Employees	2
Board of Directors	4
Corporate Governance	5
Our checklist: Getting ready to go.	7
Flowserve's Products and Services	9
We acquired IFC.	11
Flowserve's Markets	13
We added global resources.	15
We extended our proven service model.	17
We streamlined manufacturing.	19
We improved.	21
We continued to repay debt.	23
Officers	24
Financial Review	25

FINANCIAL HIGHLIGHTS

	December 31,
	2002(a)	2001		2000(a)
	(Amounts in thousands, except ratios and per share data)
RESULTS OF OPERATIONS
Sales	$2,251,331	$1,917,507		$1,538,293
Flowserve Pump(b)	1,204,604	1,170,226		808,571
Flow Control(b)	726,360	451,487		440,138
Flow Solutions(b)	350,667	328,009		327,413
Operating income, before special items(d)(e)(f)	213,848	142,154		92,031
Flowserve Pump(c)	134,731	144,460		89,690
Flow Control(c)	43,181	39,243		39,736
Flow Solutions(c)	64,684	51,501		46,580
Net earnings (loss)	53,025 (d)	(1,497	)(e)	13,241 (f)
Average shares outstanding	52,193	39,330		37,842
Net earnings (loss) per diluted share	$1.02 (d)	$(0.04	)(e)	$0.35 (f)
Bookings	2,184,074	1,975,536		1,521,561
Backlog	733,662	662,803		659,250
PERFORMANCE RATIOS (as a percent of net sales)
Gross profit margin	30.5%	32.0%		33.0%
Selling, general and administrative expenses	21.2%	21.4%		23.4%
Operating income	8.4%	7.4%		6.0%
Net earnings	2.4%	—		0.9%
FINANCIAL CONDITION AND RATIOS
Cash and cash equivalents	$49,293	$21,533		$42,341
Working capital	539,022	481,368		464,035
Total assets	2,607,665	2,051,975		2,110,143
Total debt	1,094,358	1,040,745		1,129,206
Shareholders' equity	755,690	411,019		304,911
Return on average shareholders' equity	8.5%	(0.5)%		4.4%
Return on average net assets	5.7%	5.5%		3.6%
Net debt to capital ratio	58.0%	71.3%		78.1%
Current ratio	2.1	2.2		2.1
Book value per share	$13.78	$9.18		$8.14
SELECTED CASH FLOW CAPTIONS
Cash flows from operations	248,867	(47,929)		18,431
Capital expenditures	30,875	35,225		27,819
Depreciation and amortization	65,313	73,855		57,037

(a)
Financial results in 2002 include the acquisition of IFC and in 2000 include the acquisitions of Invatec and IDP from the date of the respective acquisitions.

(b)
Includes intersegment sales and excludes certain minor entities.

(c)
Excludes integration expenses, restructuring expenses, purchase accounting adjustments for inventory, corporate expenses, and certain minor entities.

        The following "special items" are included in the financial highlights noted:

(d)
Financial results in 2002 include integration expenses of $16,179, restructuring expense of $4,347, an extraordinary item of $7,371 net of tax, and a $5,240 purchase accounting adjustment associated with the required write-up and subsequent sale of acquired inventory, resulting in a reduction in after tax net earnings of $24,273.

(e)
Financial results in 2001 include integration expenses of $63,043, a reduction of Flowserve restructuring expense of $1,208 and an extraordinary item of $17,851 net of tax, resulting in a reduction in after tax net earnings of $57,307.

(f)
Financial results in 2000 include integration expenses of $35,211, restructuring expenses of $19,364 and an extraordinary item of $2,067 net of tax, resulting in a reduction in after tax net earnings of $37,752.

To our Shareholders and Employees:

Market conditions were tough throughout 2002, particularly in several of our major end-user markets such as refining, chemical processing, power generation and general industry. Growth in other markets—like oil and gas production and water—was not strong enough to offset the broader downturn.

MARKET DOWNTURN HURT 2002 RESULTS

        As a result, both sales and net income for 2002 were below our expectations. Sales for 2002 were $2.3 billion compared with reported prior year sales of $1.9 billion. On a pro forma basis, 2002 sales were $2.4 billion, flat with 2001. Pro forma results are as if we acquired Invensys plc's flow control division (IFC) on January 1, 2001, instead of the actual date of May 2, 2002. Sales in 2002 were up 17 percent versus prior year reported sales, but were down 1 percent on a pro forma basis. Net income for 2002 increased $54.5 million, to $53 million, from a net loss of $1.5 million in 2001.

        Although net income increased in 2002, earnings did not meet our original expectations. The market downturn weakened demand especially in our quick-turnaround business.

        However, last year did have its bright spots. In the face of soft demand, we focused our efforts on improving the variables within our control. We strengthened our product portfolio, streamlined our operations, generated considerable cash flow and improved our financial position by paying down debt before the scheduled due date.

A FOCUS ON VARIABLES WE CAN CONTROL

        We took significant actions in 2002 to improve and solidify our company's market and financial positions. Whether the near-term future brings renewed market growth or a continued downturn, we are now better prepared to deliver positive results for our shareholders. Here are several steps we took to improve both our revenue and profit potential.

  •
  We acquired IFC and became the second largest valve supplier in the world. The acquisition was complementary—there was virtually no overlap between our existing product portfolio and the IFC portfolio. As a result, we broadened our product offerings, acquired greater market diversity and expanded our geographical reach. Sales to international customers now exceed 50 percent of our total sales. We believe there is a significant opportunity to grow our revenues through cross-selling—selling our pump and seal products and services to the IFC customer base and selling IFC valves into our existing Flowserve customer base.

  •
  On the operational side of the IFC acquisition, we expect to realize greater integration savings than we originally anticipated. On an annual run-rate basis,

    we now estimate we will capture $15 to 20 million in annual synergy savings that will improve our bottom line.

  •
  We realigned our service business for pumps and valves for better ties to the original equipment business, similar to our proven seals service model. By creating fixed-fee alliances with our customers, our seals service business has been able to generate steady revenue and margin growth even in down-markets (as shown below). With this model in place across all of our businesses, we believe we can reduce our revenue volatility and lessen the impact of future cyclical downturns on our results.

  •
  We generated strong cash flow by reducing inventories and accounts receivables as well as operating expenses and interest expense. As a result, we were able to pay down a significant portion of our outstanding debt. Our net debt-to-capital ratio improved to 58.0 percent at the end of 2002, from 71.3 percent at year-end 2001 and 78.1 percent at year-end 2000. Our goal is to further strengthen our balance sheet in 2003 by finding more opportunities to reduce both working capital and operating expenses and continuing to repay debt.

        Each of these actions took the coordinated efforts of all our Flowserve employees. I thank each of them for their focus and hard work throughout a difficult year. Our management team and employees are committed to taking the right steps to make Flowserve the preferred supplier for all of our customers' flow control needs.

A COMMITMENT TO THE VISION WE DEFINED

        We have a clear vision for Flowserve. Our vision is to be the preferred supplier in the flow control industry. We believe we must have the following capabilities to achieve our vision. We must:

  •
  Be a one-stop shop.

  •
  Be a global supplier with 24/7 capabilities.

  •
  Provide innovative service solutions.

  •
  Streamline our manufacturing.

  •
  Deliver operational excellence.

  •
  Be financially strong.

        This is our vision for Flowserve. We are making good progress in moving our organization closer to the vision we've defined and, in 2003, we will continue our efforts to position Flowserve for the future.

        We will continue to innovate and invest in R&D in order to broaden our product portfolio. We will continue to work with our customers to broaden the diversity of applications for our products. We will continue to improve our operations and lower costs. We will continue to work toward a future when Flowserve is the primary supplier customers turn to for all of their flow control needs.

        Our company is committed to making our vision a reality and to delivering our full potential for you, our shareholders.

C. Scott Greer
 Chairman, President and Chief Executive Officer

Flowserve Corporation

Board of Directors

C. Scott Greer, Chairman, President and Chief Executive Officer, Flowserve Corporation	Christopher A. Bartlett, DBA Professor of Business Administration Harvard University	Hugh K. Coble, Vice Chairman, Emeritus, Fluor Corporation, Compensation Committee	Diane C. Harris, President, Hypotenuse Enterprises, Inc., Audit/Finance Committee, Corporate Governance and Nominating Committee	George T. Haymaker, Jr., Non-Executive Chairman of the Board, Kaiser Aluminum Corporation, Non-Executive Chairman of the Board, Safelite Auto Glass, Compensation Committee, Corporate Governance and Nominating Committee

Michael F. Johnston, President and Chief Operating Officer, Visteon Corporation, Compensation Committee	Charles M. Rampacek, Chairman, President and Chief Executive Officer, Probex Corp., Audit/Finance Committee	James O. Rollans, Former President and Chief Executive Officer, Fluor Signature Services, Audit/Finance Committee	William C. Rusnack, Advisor to and former President, Chief Executive Officer, Chief Operating Officer and Director, Premcor Inc. Audit/Finance Committee	Kevin E. Sheehan, General Partner, CID Equity Partners, Compensation Committee, Corporate Governance and Nominating Committee

Corporate Governance

        We're proud of our Board's long-standing corporate governance practices. It has traditionally followed best practices, instead of minimum legal requirements, in corporate governance. While others struggle to comply with the new Sarbanes-Oxley federal reform legislation, our Board is not. We made only incremental modifications to meet the tougher new legal requirements.

  •
  Our Audit/Finance Committee was already composed of only experienced independent directors. For many years, this committee has engaged in the regular practice of holding separate meetings with our external and internal auditors. This committee had already adopted and enforced limitations on any non-audit services provided by PricewaterhouseCoopers, our independent accountants.

  •
  Excluding our CEO, our Board is composed of independent directors who receive only director's compensation from the Company. The Board and each Board Committee operate under formal written charters. Under its charter, the Board's Corporate Governance and Nominating Committee performs customary Board governance and nominating committee functions, including new director recruiting and CEO selection.

  •
  For the past seven years, our Board has followed a formal annual CEO review process, a formal annual Board self-assessment process and a formal biannual director peer-review process. The Board has traditionally conducted executive sessions led by a designated outside independent director without the CEO present.

In 2002, we took several significant steps to move
closer to the vision we've defined for Flowserve.

Our checklist: Getting ready to go.

        While in 2002 the global economy weakened, many customers reduced their capital and maintenance spending, demand for our products and services decreased and our sales did as well, nonetheless we earned $53 million, an improvement of $54.5 million compared to a net loss last year. Importantly, we generated $248.9 million of cash flow from operations.

        This past year, we took significant steps to solidify and improve our company's position by focusing on the variables we can control:

  •
  We expanded our product and service offerings with the acquisition of Invensys plc's flow control division (IFC).

  •
  We strengthened our global capabilities.

  •
  We introduced our successful seals service model to our pump and valve businesses.

  •
  We consolidated and streamlined our manufacturing operations and realized significant savings as a result.

  •
  We strengthened our commitment to operational excellence and backed it up with training, tools and resources. Again, we achieved significant savings as a result.

  •
  We managed our business aggressively while maintaining sound financial fundamentals.

        Taken together, these steps—and the steps we as a management team take each and every year—define who we are and where we are going. With each step, we deepen our commitment to the vision we've defined for our company:

  •
  A one-stop shop.

  •
  A global competitor with 24/7 capabilities.

  •
  An innovative service solutions provider.

  •
  A lean, high-quality, fast and flexible manufacturer.

  •
  A company with a strong balance sheet and healthy cash flow.

        In 2002, we made good progress toward our defined vision in each of these dimensions.

        As we enter 2003, we believe our company is in a very strong, competitively advantaged position. We're ready to capitalize on revitalized, growing markets when they come. At the same time, we're prepared to weather a prolonged downturn. Whatever the market conditions, we'll continue to take the right steps to ensure Flowserve reaches its full potential as an outstanding supplier of superior flow control products and services, as a preferred employer and as an attractive investment opportunity.

Flowserve is the one-stop shop for high quality,
reliable flow control products and services.

FLOWSERVE'S PRODUCTS AND SERVICES

Flowserve Corporation

Flowserve's Products and Services

        Flowserve is the world's leading single-source provider of flow management products and related repair and replacement services. We have an estimated worldwide installed base of more than one million pumps working in a broad range of industrial applications. Flowserve is the premier manufacturer of pumps for the petroleum, chemical processing and power generating industries, and our valves, valve actuators and valve automation systems are widely installed in refineries, chemical plants, pharmaceutical, food and other processing applications. Our seals and sealing systems are used to prevent leakage of fluids in a variety of rotating systems. On this page is a sampling of the hundreds of models of Flowserve pumps, valves and seals.

MECHANICAL SEALS

        Highly engineered mechanical seals are used in pumps, compressors, mixers, steam turbines and other rotary-motion equipment applications for containing corrosive, volatile, abrasive, precious or flammable fluids.

CONTROL VALVES

        Flowserve offers an array of control valves that are available in a wide range of styles and materials. Our control valves handle fluids that range from liquefied gases to highly corrosive chemicals.

FLOWSERVE VALVES & ACTUATORS

        Flowserve quarter-turn equipment consists of plug, ball, butterfly, gate, globe and check valves made in a variety of materials, linings and body styles. Our valve automation systems include a broad range of rack and pinion, scotch, yoke, and electric actuators for actuation of manual quarter-turn valves into automated systems.

A World-Class Provider of Industrial Products and Services

CHEMICAL PROCESS PUMPS

        Flowserve is a leading supplier of chemical process pumps worldwide. These pumps conform to American National Standard Institute (ANSI) and International Standards Organization (ISO) specifications and are used where reliability is critical. Pumps are available in a variety of designs and materials to meet any demand of severe chemical circulation.

VERTICAL PUMPS

        Flowserve manufactures this type of pump principally for the demands of water-management operations such as power plant circulating, river intake, cooling tower, water supply and irrigation applications.

MULTISTAGE PUMPS

        These heavy-duty, high-pressure and -temperature multistage pumps comply with specifications of the American Petroleum Institute (API). Typical applications include petroleum production, pipelines, petroleum refining, boiler feedwater, water treatment and mining.

TWO STAGE PUMPS

        Flowserve's two-stage process pumps are fully compliant with the specifications of the API. This piece of equipment is designed for the high-temperature and -pressure requirements in a number of applications in petroleum refining.

We acquired IFC.

        On May 2, 2002, we completed our acquisition of IFC and became the world's second largest supplier of valve products and services. We gained a dozen well-recognized brands and established market positions—and a stronger presence in the petroleum, power, water, chemical and general industry segments and European valve markets.

ONE-STOP SHOPPING AT FLOWSERVE

        The IFC acquisition was yet another substantial step forward in our efforts to become a one-stop shop for flow control products and services. Our competitive position is now even stronger in pumps, valves and seals. We are the world's second largest pump manufacturer and a leading supplier to the petroleum, chemical and power industries. We have more than one million installed pumps around the world. We are the world's second largest supplier of valves, actuators and related products and services. We are the world's second largest seal producer, manufacturing 180 different models of seals and sealing systems. We're also the leader in laser-manufactured wavey face technology—an innovative new manufacturing approach that produces far more reliable sealing.

CUSTOMERS EXPECT MORE FROM FEWER SUPPLIERS

        In virtually all of our end-markets, our customers are trying to simplify operations and ultimately reduce costs. They want to maintain fewer makes of equipment and inventory fewer types of parts. They increasingly expect Flowserve to deliver more value:

  •
  Through simplified purchasing by bundling multiple flow control products into one contract.
  •
  By delivering and installing flow control products to multiple facilities located around the world.
  •
  By providing service and replacement parts throughout the life of a pump or valve.
  •
  Through designing and delivering flow control subsystems rather than just component parts.

        In the future, we believe our customers will look to one or two suppliers to handle all of their flow control needs—in an effort to simplify their operations and reduce their costs. Our vision is to be the one-stop shop for high quality, reliable flow control products and services. With our acquisition of IFC, we are significantly closer to making our vision a reality.

Flowserve is a global company
with 24/7 capabilities.

FLOWSERVE'S MARKETS

Flowserve Corporation

Global and Operating Around the Clock

        We serve all types of process industries including petroleum, power, water, chemical and general industrial markets such as food processing and pharmaceuticals. Our markets are large, diverse and global. Many flow control applications are mission-critical; meaning downtime is both disruptive and expensive.

        Flowserve has local resources around the world. Our flow control experts are ready to help with design, installation and ongoing service throughout the life of our pumps, valves and seals. Like our markets, we are global and we operate around the clock.

PETROLEUM

        The petroleum industry spends more than $6 billion each year on flow control products, including pumps, valves and seals.

        Production, refining, pipelines and gas processing facilities have extensive flow control needs. Petroleum applications represent approximately 30 percent of Flowserve's annual orders.

POWER

        Power generation plants, including fossil fuel, nuclear power and natural gas power as well as waste-to-energy and other types of renewable resources, use Flowserve flow control products. Power industry applications account for almost 17 percent of Flowserve's annual orders.

Global and Operating Around the Clock

WATER

        For more than 100 years, water utilities have used Flowserve pumps, valves and seals to make water fit to drink and to deliver it to millions of customers. Fresh water, desalination, irrigation, wastewater treatment, flood control and environmental clean-up projects are all flow control applications in this industry sector. Water accounts for 7 percent of Flowserve's annual orders.

CHEMICAL

        In the chemical industry, Flowserve products control the flow of steam, air, water, hydrocarbons, organic and inorganic fluids. Flow control applications in chemicals, petrochemicals and agrochemicals account for approximately 19 percent of Flowserve's annual orders.

GENERAL INDUSTRY

        General industries include pharmaceuticals, food processing, pulp and paper, mineral and ore processing, steel and metal production as well as navy and marine applications. This broad and diverse sector represents about 27 percent of Flowserve's annual orders.

We added global resources.

        Petroleum exploration, production and refining—chemical processing—power generation—water purification and processing—all of our markets operate around the clock. All of our markets are global. Many applications are mission-critical, meaning downtime is both expensive and disruptive.

GLOBAL CAPABILITIES

        As a supplier of essential products and services to these markets, we must also operate globally and around the clock. In 2002, we added resources in Europe and Asia-Pacific through our acquisition of IFC. We opened an engineering center in Bangalore, India—one of six centers of excellence located around the world. Each has a certain expertise in our pump, valve and seals business—specializing by technical competence such as finite element analysis or by a certain type of pump, valve or seal design or application.

        We can handle the big projects. When an engineering firm in Japan, working for a European multinational, is designing a facility in Singapore, we have the product portfolio, the technical expertise and local resources in Japan, Europe and Asia-Pacific to meet their flow-control needs.

        Specifically in 2002, we supplied pumps and seals to a major Russian refinery. Our flow control equipment was an integral part of the effort to modernize the refinery and upgrade the hydrotreater. We also supplied pumps and seals to a major chemical complex located near Rio de Janeiro, Brazil.

OPERATING AROUND THE CLOCK

        In our seals business, we have a network of more than 50 service and quick response centers (QRCs) located around the world—close to our customers' facilities. In the majority of these we have the ability to measure a pump at the customer's site, design the seal, manufacture the seal, assemble and test it in less than 72 hours. That's the best turnaround time in the industry and it's available on a 24/7/365 basis.

        In every aspect of flow control—pumps, valves and seals—Flowserve is a global company with 24/7 capabilities.

Flowserve Corporation

Getting Ready to Go

Flowserve is an innovative service solutions
provider for pumps, valves and seals.

We extended our proven service model.

        Today, we get about half of our sales revenues from aftermarket business. Our seals business sets the standard with a proven service model built on customer alliances. In 2002, our seals service business delivered positive sales and income growth in spite of tough market conditions. Steady growth with less volatility is a direct benefit of our service model.

A WIN-WIN SITUATION

        Customer alliances come in many forms but all are designed to create a win-win situation for our customers and us. Customers win with lower costs, lower inventory levels and longer mean time between equipment failures. Flowserve wins through increased market share and reduced selling costs. With one seven-year alliance partner, we have reduced life cycle costs by 40 percent, tripled seal life and doubled pump life.

        Alliances can also improve reliability through training. At one chemical plant—a long-term alliance partner—we conduct 24 classes each year with topics ranging from seal selection, installation, trouble-shooting, failure analysis and site-specific issues.

        Our seals service business is the industry leader in developing customer alliances. Thirty to forty percent of our worldwide seal end-user business is done through alliances. Beginning in third quarter 2002, the service business for pumps and valves was realigned within the Flowserve organization. Now the pump and valve product groups have responsibility for their respective service businesses. We believe our new organizations can more aggressively expand our proven service model by leveraging existing customer relationships.

INNOVATIVE SOLUTIONS

        We're taking our alliance approach to service one step further with Flowstar—a new solutions approach to facility maintenance.

        We offer Flowstar.net—a database that catalogs the history of the equipment in a customer's facility. Currently in place at approximately 100 sites, Flowstar.net is a Web-based measurement tool that tracks our performance as part of our alliance with our customers. We also offer a condition monitoring service as an add-on to our fixed fee agreements. Using automation and instrumentation from Rockwell, we're able to analyze various conditions including vibrations, temperatures and oil levels in order to give customers an early warning of potential equipment failures. Finally, we offer remote monitoring and diagnostics as a stand-alone solution. Our data acquisition tool monitors conditions at a remote site and transmits the data to Flowserve technicians for analysis.

        We believe the ability to provide exceptional service separates Flowserve from its competitors. Our vision is to be an innovative service solutions provider for pumps, valves and seals.

manufacturing
manufacturing
manufacturing
manufacturing
FLOWSERVE
integration synergies

Flowserve is an expert at rationalizing its manufacturing operations following acquisitions and realizing integration synergies.

We streamlined manufacturing.

        After integrating three acquisitions in the past three years, we've learned how to realize hard synergies and real cost savings. In 2002, we eliminated more than 600,000 square feet of manufacturing space as we integrated IFC operations.

AN EXPERT IN INTEGRATION

        As we consolidated facilities in 2002, we leveraged the lessons we learned in earlier integrations:

  •
  We concentrated on the facilities receiving additional manufacturing volume as a result of the integration. We mapped out their critical processes—like order entry, material planning and manufacturing—to ensure they were robust enough to operate efficiently at higher volumes.

  •
  We assembled an integration team whose members all have positions in our ongoing operations. With a long-term stake in the outcome, the team made the right decisions for the future of our business.

  •
  We stayed focused on running the whole business, not just the integration of IFC. As a result, customer disruptions were minimized. If we did miss a delivery or a deadline, we pushed to expedite our processes to diminish the impact on our customers.

  •
  We aggressively integrated suppliers across the combined operations and accelerated our push for low-cost materials purchasing.

        As a result of our lessons learned, we estimate that the integration of IFC will produce $15 to 20 million in annual run-rate savings. We also benefited from lean manufacturing and continuous improvement concepts that were part of the IFC culture.

WORLD-CLASS MANUFACTURING

        As we capitalize on our acquisition of IFC and continue to pursue our approach to operational excellence, we will continue to streamline manufacturing. Our goal is to further develop and refine our processes so that they set a world-class benchmark not just in the flow control industry, but among the best manufacturing companies in the world.

Flowserve is an organization committed to
operational excellence.

We improved.

        We graduated our first wave of black belts in the second quarter of 2002. We now have 45 full time experts in place—trained in the tools and processes of continuous improvement. We are taking the next step in 2003 by increasing our training program by more than 40 percent.

        Our black belts will lead individual sites within our organization toward increased productivity. Our black belts led programs that realized $3 million in recurring productivity savings in 2002 alone.

OUR APPROACH TO CONTINUOUS IMPROVEMENT

        At Flowserve, we're simultaneously pursuing five continuous improvement themes:

        1.    Lean enterprise—focused on eliminating waste and non-value-added activities anywhere in our organization.

        2.    Six Sigma—designed to reduce variation in processes and their outcomes.

        3.    Supplier integration—focused on bringing material and service suppliers into the continuous improvement fold.

        4.    Quality management—designed to ensure all productivity gains are measured, tracked and sustained over time.

        5.    Change management—focused on training individuals on how to lead positive change in an organization.

        By tackling all the dimensions of continuous improvement at once, we believe we can make better trade-offs and implement optimal solutions as we redesign and refine our business processes.

COMMITTED TO OPERATIONAL EXCELLENCE

        Using a unique training course, we are developing our top 100 managers into more effective sponsors of our continuous improvement projects. Using this targeted training, our leaders will be better able to ask the right questions, define projects and implement holistic change to our operations.

        With each of our continuous improvement efforts—from the factory floor in Roosendaal, Netherlands to our executive offices in Dallas, Texas—we renew our commitment to operational excellence every single day.

Flowserve is a strong, financially sound business.

We continued to repay debt.

        During 2002, we repaid $234 million of debt, including approximately $170 million of optional prepayments in the second half of the year. In addition, we completed a successful equity offering to help finance our acquisition of IFC in May 2002. As a result, our net debt-to-capital ratio improved to 58 percent at the end of 2002, from 71 percent at year-end 2001 and 78 percent at year-end 2000. During 2002, Moody's upgraded our debt ratings and we significantly reduced interest expense.

        Our cash flow was strong in 2002 and we expect it to remain so. Operating cash flow in 2002 was $248.9 million. Reducing working capital generated $89.7 million of cash flow in 2002. Improvement in accounts receivable generated $76.5 million of cash flow and helped improve our days' sales outstanding. Reduction in inventories generated $22.5 million of cash flow, due in part, to the significant decline in finished goods inventories.

        We reduced operating expenses. We continue to expect that the integration of IFC will deliver $15 to 20 million in annual run-rate savings. Our continuous improvement program identified $3 million in productivity savings in 2002 alone.

        Our company's debt reduction program is ahead of schedule and our business model is working. Increasing working capital utilization remains a priority. We remain committed to operational excellence. We will continue to use cash from operations to strengthen our balance sheet. Our target capital structure is a net debt-to-capital ratio of 50 percent or less and we're confident we can reach this target within the next two years.

The steps we took in 2002—and the steps we as a management team take every year—define who we are and where we are going. We will continue to take the right steps to ensure Flowserve is ready to compete and win today and in the future.

From left: Rory E. MacDowell, Vice President and Chief Information Officer; Mark D. Dailey, Vice President, Supply Chain and Continuous Improvement; Thomas E. Ferguson, Vice President, Division President, Flow Solutions Division; David F. Chavenson, Vice President and Corporate Treasurer; Kathleen A. Giddings, Vice President and Corporate Controller; Sean S. Clancy, Vice President, Corporate Communications; Cheryl D. McNeal, Vice President, Human Resources; C. Scott Greer, Chairman, President and Chief Executive Officer; Renée J. Hornbaker, Vice President and Chief Financial Officer; Ronald F. Shuff, Vice President, Secretary and General Counsel; J.B. Nowlin, Vice President, Tax; George A. Shedlarski, Vice President, Division President, Flow Control Division; Carlos M. Cardoso, Vice President, Division President, Flowserve Pump Division; John H. Jacko, Jr., Vice President, Marketing and Customer Management

Flowserve Corporation

Financial Review

REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors and Shareholders of
Flowserve Corporation

        In our opinion, the accompanying consolidated balance sheets as of December 31, 2002 and 2001, and the related consolidated statements of operations, comprehensive income/(loss), shareholders' equity and cash flows present fairly, in all material respects, the financial position of Flowserve Corporation and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 141 "Business Combinations" and No. 142 "Goodwill and Other Intangible Assets" on January 1, 2002. Additionally, as discussed in Note 8 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 133 "Accounting for Derivative and Hedging Activities" on January 1, 2001.

PricewaterhouseCoopers LLP
Dallas, Texas
February 3, 2003

REPORT OF MANAGEMENT

        The Company's management is responsible for preparation of the accompanying consolidated financial statements. These statements have been prepared in conformity with accounting principles generally accepted in the United States of America and include amounts that are based on management's best estimates and business judgment. Management maintains a system of internal controls, which in management's opinion provides reasonable assurance that assets are safeguarded and transactions properly recorded and executed in accordance with management's authorization. The internal control system is supported by internal audits and is evaluated by the independent auditors in determining the scope of their annual audit. The Board of Directors pursues its responsibility for financial information through an Audit/Finance Committee comprised entirely of independent directors. This committee regularly meets not only with management, but also separately with representatives of the independent external and internal auditors.

C. Scott Greer Chairman, President and Chief Executive Officer	Renée J. Hornbaker Vice President and Chief Financial Officer	Kathleen A. Giddings Vice President and Chief Accounting Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

        The following discussion and analysis are provided to increase understanding of, and should be read in conjunction with, the accompanying consolidated financial statements and notes.

        Flowserve produces engineered and industrial pumps, industrial valves, control valves, nuclear valves, valve actuation and precision mechanical seals, and provides a range of related flow management services worldwide, primarily for the process industries. Equipment manufactured and serviced by the Company is predominately used in industries that deal with difficult-to-handle and corrosive fluids as well as environments with extreme temperature, pressure, horsepower and speed. Flowserve's businesses are affected by economic conditions in the United States and other countries where its products are sold and serviced, by the cyclical nature of the petroleum, chemical, power, water and other industries served, by the relationship of the U.S. dollar to other currencies, and by the demand for and pricing of customers' products. The Company believes the impact of these conditions is somewhat mitigated by the strength and diversity of Flowserve's product lines, geographic coverage and significant installed base, which provides potential for an annuity stream of revenue from parts and services.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

        Management's discussion and analysis is based on the Company's consolidated financial statements and related footnotes contained within this report. The Company's more critical accounting policies used in the preparation of the consolidated financial statements are discussed below.

        Based on a critical assessment of its accounting policies and the underlying judgments and uncertainties affecting the application of those policies, management believes that the Company's consolidated financial statements provide a meaningful and fair perspective of the Company. This is not to suggest that other general risk factors, such as changes in worldwide growth objectives, changes in material costs, performance of acquired businesses and others, could not adversely impact the Company's consolidated financial position, results of operations and cash flows in future periods.

        The process of preparing financial statements in conformity with accounting principles generally accepted in the U.S. requires the use of estimates and assumptions to determine certain of the assets, liabilities, revenues and expenses. These estimates and assumptions are based upon the best information available at the time of the estimates or assumptions. The estimates and assumptions could change materially as conditions within and beyond the Company's control change. Accordingly, actual results could differ materially from those estimates. The most significant estimates made by management include the allowance for doubtful accounts, reserves for excess and obsolete inventories, deferred tax asset valuation allowances, restructuring accruals, legal and environmental accruals, warranty accruals, insurance accruals, pension and postretirement benefit obligations, valuation of goodwill and other long-lived assets, and the expense associated with stock-based compensation. The significant estimates are reviewed quarterly with the Company's Audit/Finance Committee. The following is a discussion of the critical accounting policies and the related management estimates and assumptions necessary in determining the value of related assets or liabilities.

REVENUE RECOGNITION

        Revenues and costs are generally recognized based on the shipping terms agreed to with the customer and fulfillment of all but inconsequential or perfunctory actions required of the Company. Revenue for longer-term contracts is generally recognized based on the percentage of completion method calculated on a cost-to-cost basis. Revenues generated under fixed fee service and repair contracts are generally recognized ratably over the term of the contract. Shipping and handling costs are reported in cost of sales and amounts billed to customers for these costs are included in revenues. Progress billings are generally shown as a reduction of inventory unless such billings are in excess of accumulated costs, in which case such balances are included in accrued liabilities.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

        Accounts receivable are stated net of the allowance for doubtful accounts.

        The allowance for doubtful accounts is established based on estimates of the amount of uncollectible accounts receivable. The amount of the allowance is determined based upon the aging of the receivable, customer credit history, industry and market segment information, economic trends and conditions, credit reports and customer financial condition. Customer credit issues, customer bankruptcies or general economic conditions can affect the estimates.

        Credit risk may be mitigated by the large number of customers in the Company's customer base across many different geographic regions and an analysis of the creditworthiness of such customers. Additionally, the Company maintains a credit insurance policy for its European subsidiaries. Under the policy, the Company generally receives funds from the third party insurer, net of deductible, in instances where customers covered by the policy are unable to pay.

INVENTORIES

        Inventories are stated at the lower-of-cost or market. Cost is determined for U.S. inventories by the last-in, first-out (LIFO) method and for other inventories by the first-in, first-out (FIFO) method. Reserves for excess and obsolete inventories are based on an assessment of slow-moving and obsolete inventories, determined by historical usage and estimated future demand. These estimates are generally not subject to significant volatility, except for product rationalizations generally associated with acquisition integration programs, due to the relatively long life cycle of the Company's products.

DEFERRED TAX ASSET VALUATION

        Deferred tax assets and liabilities are established based on the profits or losses in each jurisdiction in which the Company operates. Associated valuation allowances reflect the likelihood of the recoverability of any such assets. The judgment of the recoverability of these assets is based primarily on the historical and current earnings, and on estimates of future earnings and prudent and feasible tax planning strategies. These estimates could be impacted by changes in amounts and composition of future taxable income and the results of tax strategies.

RESTRUCTURING RESERVES

        Restructuring reserves are generally established in conjunction with an acquisition. Such reserves reflect many estimates including costs pertaining to employee separation, settlements of contractual obligations and other matters associated with exiting a facility. Restructuring costs related to facilities and employees of an acquired business generally become a component of goodwill, whereas non-acquisition related restructuring costs are recorded as restructuring expense in the statement of operations. Reserve requirements for each restructuring plan are assessed quarterly and susceptible to adjustment due to revisions of cost estimates and other changes in planned restructuring activities.

LEGAL AND ENVIRONMENTAL ACCRUALS

        The costs relating to legal and environmental liabilities are estimated and recorded when it is probable that a loss has been incurred and such loss is estimable. The Company has a formal process for assessing the facts and circumstances and recording such contingencies on a case-by-case basis. Assessments of legal and environmental costs are based on information obtained from the Company's independent and in-house experts and the Company's loss experience in similar situations. The estimates may vary in the future due to new developments regarding the facts and circumstances of each matter.

WARRANTY ACCRUALS

        Warranty obligations are based upon product failure rates, materials usage and service delivery costs. The Company estimates its warranty provisions based upon an analysis of all identified or expected claims and an estimate of the cost to resolve those claims. The estimates of expected claims are generally a factor of historical claims. Changes in claim rates, differences between actual and expected warranty costs and the Company's facility rationalization activities could impact warranty obligation estimates.

INSURANCE ACCRUALS

        Insurance accruals are recorded based upon an analysis of the Company's claim loss history, insurance deductibles, policy limits and an estimate of incurred but not reported claims. The estimates are based upon information received from the insurance company adjusters. Changes in claims and differences between actual and expected claim losses could impact the accrual in the future.

PENSION AND POSTRETIREMENT BENEFITS OBLIGATIONS

        Determination of the value of the pension and postretirement benefits liabilities is based on actuarial valuations. Inherent in these valuations are key assumptions including discount rates, market value of plan assets, expected return on plan assets, life expectancy and assumed rate of increase in wages or in health care costs. Current market conditions, including changes in rates of returns, interest rates and medical inflation rates are considered in selecting these assumptions. Changes in the related pension and postretirement benefit costs may occur in the future due to changes in the assumptions used and changes resulting from fluctuations in the Company's related headcount.

VALUATION OF GOODWILL, INDEFINITE-LIVED INTANGIBLE ASSETS AND OTHER LONG-LIVED ASSETS

        The value of the Company's goodwill and indefinite-lived intangible assets are tested for impairment annually in the fourth quarter or whenever events or circumstances indicate such assets may be impaired. The test involves significant judgment in estimating projections of fair value generated through future performance of each of the Company's reporting units which correlate to the Company's operating segments. The net realizable value of other long-lived assets, including property, plant and equipment, is reviewed periodically, when indicators of potential impairments are present, based upon an assessment of the estimated future cash flows related to those assets.

        Due to uncertain market conditions and potential changes in strategy and product portfolio, it is possible that forecasts used to support asset carrying values may change in the future, which could result in non-cash charges that would adversely affect the Company's results of operations and financial condition.

STOCK-BASED COMPENSATION

        The Company accounts for its stock option compensation for employees and directors using the intrinsic-value method. All options granted by the Company have an exercise price equal to or in excess of the market price of the underlying stock on the date of grant, therefore, no compensation expense is recognized under the intrinsic-value method of accounting. Awards of restricted stock are valued at the market price of the Company's common stock on the date of grant and recorded as unearned compensation within shareholder's equity. The unearned compensation is amortized to compensation expense over the vesting period of the restricted stock.

        See the Accounting Developments section of this Management's Discussion and Analysis for additional information surrounding the recently issued SFAS No. 148.

RESULTS OF OPERATIONS

        In general, 2002 consolidated results and the Flow Control Division results were higher than the corresponding period in the previous year due to the Company's acquisition of Invensys' flow control division (IFC) on May 2, 2002. The results for IFC subsequent to the date of acquisition are included in the results for the Company's Flow Control Division. The IFC acquisition is discussed in further detail in the Liquidity and Capital Resources section of this Management's Discussion and Analysis. Pro forma results for 2002 and 2001 referenced throughout this Management's Discussion and Analysis assume that the acquisition of IFC occurred on January 1, 2001 and include estimated purchase accounting and financing impacts.

        In general, 2001 consolidated results and the Flowserve Pump Division results were higher than the corresponding period in 2000 due to the Company's acquisition of Ingersoll-Dresser Pump Company (IDP) in August 2000. Pro forma results in 2000 assume the acquisition of IDP took place on January 1, 2000.

        All pro forma information is provided solely to enhance understanding of the operating results, not to purport what the Company's results of income would have been had such transactions or events occurred on the dates specified or to project the Company's results of operations for any future period.

SALES

	2002	2001	2000
	(In millions of dollars)
Sales	$2,251.3	$1,917.5	$1,538.3
Pro forma sales, including IFC	2,408.7	2,442.2	n/a	(1)

(1)
Pro forma information related to IFC for 2000 is not available or required.

        Sales increased 17.4% in 2002, compared with a 24.7% increase during 2001. The IFC acquisition, a higher volume of engineered project sales in the petroleum and water markets and an increased sales volume of mechanical seals positively impacted sales in 2002. Sales on a pro forma basis, including IFC, decreased 1.4% during 2002, reflecting the weakness in the quick turnaround business to the chemical, power, and general industrial sectors, partially offset by the aforementioned increases. The quick turnaround business is generally business that is booked and shipped within the same reporting period. Chemical and industrial pumps, valves and mechanical seals and related services are most dependent on this book and ship business. The Company believes that the weakness in this business is due to customer deferrals of plant turnarounds and a lower level of capacity utilization due to partial or complete plant closures.

        The sales increase in 2001 from 2000, was largely due to the acquisition of IDP which was offset partially by lower sales volumes to chemical and general industrial customers due to weakness in the U.S. economy. Additionally, unfavorable currency translation the divestiture of product lines pursuant to the IDP acquisition and closure or sale of several service operations, negatively impacted sales in 2001.

        Net sales to international customers, including export sales from the U.S., increased to 56% of sales in 2002, compared with 48% in 2001 and 38% in 2000. IFC's proportionately higher mix of international operations contributed to the increase in 2002, while the impact of IDP's international operations resulted in the 2001 increase.

        The change in sales is discussed further in the following section on Business Segments.

BOOKINGS AND BACKLOG

	2002	2001	2000
	(In millions of dollars)
Bookings	$2,184.1	$1,975.5	$1,521.6
Pro forma bookings, including IFC	2,326.2	2,507.6	n/a	(1)
Backlog	733.7	662.8	659.3
Pro forma backlog, including IFC	733.7	780.1	n/a	(1)

(1)
Pro forma information related to IFC for 2000 is not available or required.

        Bookings, or incoming orders for which there are customer purchase commitments, increased 10.5% in 2002 largely due to the IFC acquisition. Bookings on a pro forma basis decreased in 2002 by 7.2%, which is primarily related to reduced demand for products and services to chemical, power and general industrial customers.

        Bookings increased in 2001 from 2000 largely due to the full year impact of the IDP acquisition. The increase was offset in part by declines in business due to weakness in the U.S. economy which impacted the chemical and general industrial sectors of the business most significantly in the second half of 2001.

        Backlog in 2002 increased 10.7%, largely due to the IFC acquisition. On a pro forma basis, including IFC, backlog decreased 5.9% primarily due to lower bookings in the chemical, power and general industrial sectors despite the booking of several large project orders in 2002.

BUSINESS SEGMENTS

        Flowserve manages its operations through three business segments: Flowserve Pump Division (FPD) for engineered pumps, industrial pumps and related services; Flow Solutions Division (FSD) for precision mechanical seals and related services; and Flow Control Division (FCD) for industrial valves, manual valves, control valves, nuclear valves, valve actuators and controls and related services.

        Effective July 1, 2002, the Company realigned its operating segments. The reorganization was undertaken to strengthen end user focus within the segments. Under the new organization, the Flow Solutions Division includes the Company's seal operations, while the Company's pump service and valve service businesses are now managed and thus included in the Flowserve Pump Division and Flow Control Division, respectively. Segment information reflects the new organizational structure for all periods presented.

        The Company evaluates segment performance based on operating income excluding special items. Special items included in operating income during each of the three years in the period ended December 31, 2002 are generally associated with the acquisitions of IFC and IDP and include the following:

	Year ended December 31,
	2002	2001	2000
	(In millions of dollars)
Integration expense	$16.2	$63.0	$35.2
Restructuring expense	4.3	(1.2)	19.4
Purchase accounting adjustment for inventory	5.2	—	—

Total	$25.7	$61.8	$54.6

        Sales and operating income before special items for each of the three business segments follows:

	Flowserve Pump Division
	2002	2001	2000
	(In millions of dollars)
Sales	$1,204.6	$1,170.2	$808.6
Pro forma sales, including IDP	1,204.6	1,170.2	1,185.0
Operating income (before special items)	134.7	144.5	89.7
Pro forma operating income (before special items) including IDP	134.7	144.5	83.3
Operating income (before special items) as a percentage of sales	11.2%	12.3%	11.1%

        Sales of pumps, pump parts and related services for the Flowserve Pump Division (FPD) increased by 2.9% during 2002 and by 44.7% during 2001. The increase in 2002 was largely due to higher sales of engineered pumps for the petroleum and water markets due in part to a higher backlog at the beginning of 2002. These improvements were partially offset by a lower volume of industrial pumps and service sales to the chemical, power and general industrial markets. The declines in sales to the chemical, power and general industrial sectors were generally due to a lower level of profitability and capacity utilization by the customers. These factors lead to reduced demand as well as some deferred spending by these customers.

        The sales increase in 2001 was due to full year inclusion of the IDP acquisition. The slight decrease during 2001 compared with 2000 pro forma sales, including IDP, generally resulted from weakness in the U.S. economy which impacted quick turnaround sales of industrial pumps to the chemical and general industrial businesses, unfavorable currency and divestiture of product lines pursuant to the IDP acquisition.

        FPD operating income, before special items, decreased 6.7% in 2002, compared with a 61.1% increase in 2001. Operating income in 2002 benefited by $14.0 million from the implementation of SFAS No. 141 and No. 142, but decreased overall due to declines in quick turnaround chemical, power and general industrial businesses, which historically are more profitable than the engineered pump projects. In addition, unfavorable manufacturing burden variances impacted results due to lower production volumes and reductions in finished goods inventory in the facilities that manufacture pumps for the chemical, power and general industrial sectors. The reported and pro forma operating income, before special items, increases in 2001 from 2000 primarily resulted from the synergy savings realized from the IDP integration activities, which included the reduction of overlapping sales coverage and the closure and significant downsizing of a number of pump plants.

	Flow Solutions Division
	2002	2001	2000
	(In millions of dollars)
Sales	$350.7	$328.0	$327.4
Operating income	64.7	51.5	46.6
Operating income as a percentage of sales	18.4%	15.7%	14.2%

        Sales of seals for the Flow Solutions Division (FSD) increased by 6.9% in 2002, compared with a 0.2% increase in 2001. The 2002 increase, despite generally weakened market conditions, reflects the division's emphasis on end user business and its success in establishing customer alliances including longer term fixed fee agreements. The Company believes that this emphasis combined with a focus on customer responsiveness has contributed to an increase in market share.

        Sales for 2001 compared with 2000 were relatively flat as unfavorable currency translation effects associated with the Euro offset sales volume increase.

        FSD operating income increased 25.6% in 2002 compared with an increase of 10.5% in 2001. The improvement reflects the benefit of higher sales and the impact of continuous improvement process projects in both years. Additionally, increases in plant efficiencies resulted from the bringing in-house of previously outsourced production at generally only variable cost. Operating income in 2002 benefited by $1.2 million from the implementation of SFAS No. 141 and No. 142. Operating income as a percentage of sales increased sequentially over the past three years, reflecting the full year inclusion of continuous improvement process initiatives and the benefit of the restructuring of the North American seal business, which resulted in the closure of a major North American facility and increased capacity in Mexico.

	Flow Control Division
	2002	2001	2000
	(In millions of dollars)
Sales	$726.4	$451.5	$440.1
Pro forma sales, including IFC	883.7	976.2	n/a	(1)
Operating income (before special items)	48.4	39.2	39.7
Pro forma operating income (before special items) including IFC	65.3	119.1	n/a	(1)
Operating income (before special items) as a percentage of sales	6.7%	8.7%	9.0%

(1)
Pro forma information related to IFC for 2000 is not available or required.

        Sales of valves and related products and services for the Flow Control Division (FCD) increased by 60.9% in 2002 primarily due to the acquisition of IFC, compared with a 2.6% increase in 2001. On a pro forma basis for 2002, including IFC, sales decreased 9.5% due to decreased customer demand for valve products and services in the chemical, power and general industrial sectors. Sales in 2001 increased slightly over 2000 primarily due to increased service opportunities despite the impact of unfavorable currency translation and the slowdown in quick turnaround manual valve sales during the second half of 2001.

        FCD operating income, before special items, during 2002 increased 10.2%, compared with a 1.3% decrease in 2001. Operating income, before special items, in 2002 benefited by $4.4 million from the implementation of SFAS No. 141 and No. 142. The decline in operating results on a pro forma basis reflects weak conditions in the chemical, power and general industrial markets, as well as lower production throughput due to lower sales volume combined with a reduction of finished goods inventories, which resulted in unfavorable manufacturing absorption variances. The decline in operating income, before special items, in 2001 from 2000 reflects a less profitable product mix.

CONSOLIDATED RESULTS

        Gross profit increased 11.5% to $685.5 million in 2002, compared with $614.6 million in 2001 reflecting the 2002 acquisition of IFC. The gross profit margin was 30.5% for 2002, compared with 32.0% for 2001. On a pro forma basis for 2002 and 2001, including IFC, gross profit was $738.3 million and $794.7 million, which yielded gross profit margins of 30.7% and 32.5%, respectively. Gross profit margin was negatively impacted by an unfavorable product mix of higher sales volumes of lower margin project business and a lower mix of historically more profitable quick turnaround business, including lower volumes of chemical and industrial pumps, industrial valves and service related activities. In addition, gross profit was adversely impacted by unfavorable manufacturing absorption variances, which were attributable to lower production throughput due to lower sales volumes and efforts to reduce finished goods inventories at the facilities that manufacture products for the chemical and general industrial markets. Gross profit and related margin were also impacted in 2002 by a negative $5.2 million purchase accounting adjustment associated with the required write-up and subsequent sale of inventory resulting from the acquisition of IFC. Implementing SFAS No. 141 and No. 142 improved gross profit by $1.4 million for 2002.

        Gross profit increased by 21.2% in 2001 from 2000. The improvement primarily resulted from the full year impact of the IDP acquisition and IDP manufacturing integration synergies that resulted from closing or significantly downsizing a number of pump manufacturing facilities and a number of service and repair facilities. The benefits were partially offset by a less profitable product mix of chemical process pumps, manual valves and service which was caused by a slowdown in the quick turnaround business.

        Selling, general and administrative expense was $476.9 million in 2002, $410.6 million in 2001 and $360.3 million in 2000. The increase in 2002 primarily reflects the impact of the IFC acquisition offset in part by the $18.3 million benefit of implementing SFAS No. 141 and No. 142. As a percentage of sales, selling, general and administrative expense was 21.2% compared with 21.4% in 2001. Selling general and administrative expense in 2002 and 2001 on a pro forma basis, including IFC, was $512.8 million and $517.7 million, which represented 21.3% and 21.2% of such amounts as a percentage of pro forma sales. The 200 basis-point decrease in the 2001 percentages from the 2000 percentages is generally due to IDP integration savings, resulting from sales force reductions, the IDP headquarters closure, and a reduction in incentive compensation due to lower than planned performance and other cost reduction initiatives.

        Operating income of $188.1 million increased 32.3% in 2002 from $142.2 million in 2001. The increase in operating income reflects the IFC acquisition, the benefit of SFAS No. 141 and    No. 142 and reduced integration expenses. Operating income benefited by $19.7 million in 2002 from the implementation of SFAS No. 141 and No. 142. These benefits were offset in part by market related factors including a less favorable product mix resulting in lower demand for products and services for chemical, power and general industrial markets. Additionally, unfavorable absorption variances from the lower volume and reduction in finished goods inventories negatively impacted operating income. On a pro forma basis for 2002 and 2001, including IFC, operating income was $203.1 million and $202.6 million, or 8.4% and 8.3%, respectively, as a percentage of sales. Operating income improved 54.4% in 2001 from 2000 reflecting the synergy benefits from the IDP acquisition. Operating income in 2001 reflected the full year benefits of the IDP acquisition as well as its related synergy benefits.

        Restructuring expense of $4.3 million and integration expense of $16.2 million were recognized in 2002 related to the integration of IFC into the Flow Control Division. Restructuring expense represents severance and other exit costs directly related to Flowserve facility closures and reductions in work force. Integration expense represents period costs associated with acquisition-related reorganizations such as relocation of product lines from closed to receiving facilities, realignment of receiving facilities, performance and retention bonuses, idle manufacturing costs, costs related to the integration team and asset impairments. Integration expense of $63.0 million in 2001 and $35.2 million in 2000 related to the integration of IDP into the Flowserve Pump Division. See the section titled Restructuring and Acquisition Related Charges in this Management's Discussion and Analysis for further discussion of restructuring and integration expense.

        Net interest expense declined 21.3% to $92.9 million in 2002, compared with $118.1 million in 2001 and $70.3 million in 2000. The reduction of net interest expense in 2002 resulted from lower debt levels associated with the repayment of one-third of the then outstanding Senior Subordinated Notes in the fourth quarter of 2001 with proceeds from a sale of the Company's common shares, lower borrowing spreads associated with the renegotiation of the Company's revolving credit facility and lower interest rates on the Company's variable rate debt. Approximately 65% of the Company's debt was variable rate debt at December 31, 2002. Interest expense declined despite approximately $274 million of incremental borrowings associated with the IFC acquisition due to lower interest rates and $234 million of debt repayments during the year. Increased interest expense in 2001 from 2000 reflected a full year of interest costs associated with the financing of the IDP acquisition partially offset by the benefit of lower interest rates on the Company's variable rate debt.

        The Company's effective tax rate for 2002 was 34.4%, compared with 36.2% in 2001 and 34.0% in 2000. The reduction primarily reflects the elimination of goodwill amortization, resulting from the implementation of SFAS No. 141 and No. 142, which was not deductible for income tax purposes. The increase in 2001 from 2000 reflects IDP's mix of business conducted in foreign taxing jurisdictions with higher tax rates. The effective tax rate is based upon historical and current earnings, and on estimates of future taxable earnings for each domestic and international location as well as the estimated impact of tax planning strategies. Changes in any of these and other factors could impact the tax rate in future periods.

        During 2002, the Company recognized extraordinary expenses of $7.4 million, net of tax, or $0.14 per share compared with $17.9 million or $0.46 per share for 2001. These expenses relate to the write-off of unamortized prepaid financing fees and other related fees resulting from the debt amendments required pursuant to the IFC acquisition during the second quarter and from the optional debt repayments during the third and fourth quarters of 2002. The 2001 extraordinary item related to the prepayment premium, other direct costs and write off of unamortized prepaid financing fees and discount as a result of the early extinguishments of $133 million of 12.25% Senior Subordinated Notes, using proceeds from a sale of the Company's common shares. In 2000, the Company recognized a net of tax extraordinary expense which totaled $2.1 million or $0.05 per share, related to the repayment of its outstanding indebtedness which was required as part of the financing to acquire IDP.

        Net earnings increased in 2002 to $53.0 million, or $1.02 per share, compared with a loss of $1.5 million ($0.04 per share) in 2001 and earnings of $13.2 million ($0.35 per share) in 2000. The improvement in earnings in 2002 reflects the IFC acquisition, benefit of SFAS No. 141 and No. 142 and reduced interest, integration and restructuring expenses. The implementation of SFAS No. 141 and No. 142 resulted in an increase of $14.3 million or $0.28 per share, to earnings in 2002. Special items in 2002 negatively impacted net earnings by $0.46 per share, including the $0.14 per share extraordinary loss. Special items in 2001 negatively impacted net earnings by $1.57 per share. Earnings in 2001 benefited from IDP synergies. However, higher interest, integration costs and the aforementioned extraordinary items more than offset those benefits.

        Average diluted shares increased by 32.8% to 52.2 million for 2002, compared with 39.3 million in 2001 and 37.8 million in 2000. The 2002 increase in shares reflects the average weighted impact from the equity offering completed in April 2002 to finance the IFC acquisition and the full year impact of the equity offering completed in November 2001, the proceeds of which were used to retire debt. The increase in 2001 compared with 2000 reflects the partial year impact from the November 2001 equity offering.

        Comprehensive income improved to $48.7 million from $(59.4) million in 2001 and $(8.6) million in 2000. The 2002 improvement reflects improved net earnings and a favorable foreign currency translation adjustment resulting from the strengthening of the Euro, partially offset by declines in the value of pension plan assets. The decrease in comprehensive income in 2001 from 2000 resulted from decreased net earnings, increased minimum pension expense and weakening of the Euro and Latin American currencies.

        Operating results before special items and pro forma results should not be considered an alternative to operating results calculated in accordance with generally accepted accounting principles.

RESTRUCTURING AND ACQUISITION RELATED CHARGES

IFC ACQUISITION

        In conjunction with the IFC acquisition during 2002, the Company initiated an integration program designed to reduce costs and eliminate excess capacity by closing seven valve facilities and reducing sales and related support personnel. The Company's actions, approved and committed to in 2002, are expected to result in a gross reduction of approximately 921 positions and a net reduction of approximately 623 positions. Through December 31, 2002, 442 gross positions and 268 net positions had been eliminated pursuant to the program. Net run rate cost savings associated with the integration program were $12 million at December 31, 2002 and are expected to increase to up to $20 million annually when the program is fully complete.

        Concurrent with the acquisition, the Company established a restructuring reserve of $11.0 million in the second quarter of 2002, and increased the reserve by $2.8 million and $6.8 million in the third and fourth quarters of 2002 for this program. The Company expects to pay for the majority of the remaining reductions and closures in 2003. Costs associated with the closure of Flowserve facilities of $4.3 million in 2002 have been recognized as a restructuring expense in the statement of operations. The Company also recognized a restructuring reserve consisting of $16.3 million of costs and related deferred taxes of $5.1 million. Such costs related to the closure of IFC facilities became part of the purchase price allocation of the transaction. The effect of these closure costs increased the amount of goodwill otherwise recognizable as a result of the IFC acquisition.

        The following illustrates activity related to the IFC restructuring reserve:

	Severance	Other Exit Costs	Total
	(Amounts in thousands)
Balance created on June 5, 2002	$6,880	$4,160	$11,040
Additional accruals	6,896	2,736	9,632
Cash expenditures	(3,037)	(1,241)	(4,278)

Balance at December 31, 2002	$10,739	$5,655	$16,394

        During 2002, the Company also incurred integration expense in conjunction with this program, which is summarized below:

December 31, 2002
(Amounts in millions)
Cash expense	$15.1
Non-cash expense	1.1

Total expense	$16.2

        Additional restructuring and integration expense related to the IFC acquisition are expected in subsequent periods. The impact of additional restructuring activities will be recorded as obligations are incurred under these programs. Total restructuring and integration costs are expected to be approximately three times annual run rate integration savings.

IDP ACQUISITION

        In August 2000, in conjunction with the acquisition of Ingersoll-Dresser Pump Company (IDP), the Company initiated a restructuring program designed to reduce costs and to eliminate excess capacity by consolidating facilities.

        The Company recognized $65 million in restructuring cost, comprised of approximately $42 million related to the IDP operations acquired and $23 million related to Flowserve operations. The $42 million related to IDP operations, reduced by deferred tax effects of $16 million, resulted in recognition of $26 million of incremental goodwill. The $23 million related to Flowserve operations was recognized as restructuring expense in the consolidated statement of operations.

        The following illustrates activity related to the IDP restructuring reserve:

	Severance	Other Exit Costs	Total
	(Amounts in thousands)
Balance at August 16, 2000	$45,980	$14,832	$60,812
Cash expenditures	(18,645)	(2,434)	(21,079)
Net non-cash reduction	(8,849)	—	(8,849)

Balance at December 31, 2000	18,486	12,398	30,884
Cash expenditures	(13,267)	(6,712)	(19,979)
Net non-cash reduction	(2,817)	(2,567)	(5,384)

Balance at December 31, 2001	$2,402	$3,119	$5,521
Cash expenditures	(801)	(1,046)	(1,847)
Net non-cash reduction	(1,601)	(2,073)	(3,674)

Balance at December 31, 2002	$—	$—	$—

        During 2001 and 2000, the Company also incurred integration expense of $63.0 million and $35.2 million, respectively, associated with the IDP acquisition. The non-cash reductions to the reserve generally relate to reclassifications to retirement benefit obligations and other liabilities, offset by increases to the reserve for changes in estimated restructuring costs. The Company completed its integration and restructuring activities in 2001, and the majority of the expenditures were completed as of December 31, 2002.

        The restructuring and integration activities associated with the IDP acquisition resulted in the elimination of approximately 1,100 net positions and have resulted in approximately $90 million of annual run rate savings.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW ANALYSIS

        Cash generated by operations and borrowings available under the Company's existing revolving credit facility are its primary sources of short-term liquidity. Cash flows provided by operating activities in

2002 were $248.9 million, reflecting an improvement of $296.8 million compared with a use of funds of $47.9 million in 2001 and cash provided of $18.4 million in 2000. The Company's cash balance at December 31, 2002 was $49.3 million, an increase of $27.8 million from year-end 2001.

        The improved operating cash flow in 2002 reflects higher earnings due to lower interest expense, lower acquisition-related integration and restructuring costs and improved working capital utilization in 2002 compared with the prior year. In particular, reductions in accounts receivable generated $76.5 million of operating cash flow in 2002, which included a $20 million benefit of foreign factoring programs. As a result of reductions in accounts receivable, days' sales outstanding at December 31, 2002 improved to 71 days compared with 76 days at December 31, 2001. Inventory reductions, primarily finished goods, generated $22.5 million of cash during 2002. Also, cash flows from operations in 2002 benefited from a $23 million tax refund related to the utilization of net operating loss carrybacks enabled by recently enacted tax law amendments in the United States.

        Cash flows from operating activities for 2001 were significantly below 2000 cash flows, generally due to payments associated with the IDP integration program, including restructuring and integration payments, higher interest payments attributable to the August 2000 acquisition of IDP and increases in working capital. The primary reasons for the increase in working capital were an increase in inventories in support of backlog for future shipments and increased finished goods safety stock to meet customer deliveries during the integration process and during a systems conversion at a valve plant. At December 31, 2001, the Company had drawn $70.0 million of revolving credit primarily to fund integration activities and increases in working capital. The Company estimates that cash flows from operating activities would have provided approximately $6 million in 2001 if not for funding the costs of the restructuring activities, integration of IDP and the extraordinary items.

        The Company believes cash flows from operating activities combined with availability under its existing revolving credit agreement will be sufficient to enable the Company to meet its cash flow needs for the next 12 months. However, cash flows from operations could be adversely affected by economic, political and other risks associated with sales of the Company's products, operational factors, competition, fluctuations in foreign exchange rates and fluctuations in interest rates, among other factors.

        During 2002, the Company also generated $16.9 million of cash flow related to exercise of employee stock options, which are reflected in financing activities of the consolidated statement of cash flows.

        Although no contributions were required in 2002, the Company expects to contribute at least $16.8 million and up to $47.7 million into its domestic pension plan funds during 2003. The funding is required primarily as a result of the decline in the value of the pension plan assets due to negative market returns over the past two years and an increase in the number of plan participants primarily due to the IDP and IFC acquisitions. The amount of funding during 2003 will be dependent upon the desired funding status, pension asset returns and the Company's results of operations and cash flows during 2003.

PAYMENTS FOR ACQUISITIONS

        On May 2, 2002, the Company completed its acquisition of Invensys plc's flow control division (IFC) for an aggregate purchase price of $535 million, subject to adjustment pursuant to the terms of the purchase and sale agreement. By acquiring IFC, one of the world's foremost manufacturers of valves, actuators and associated flow control products, Flowserve believes that it is the world's second largest manufacturer of valves. The Company financed the acquisition and associated transaction costs by issuing 9.2 million shares of common stock in April 2002 for net proceeds of approximately $276 million and through new borrowings under its senior secured credit facilities.

        The purchase price has been allocated to assets acquired and liabilities assumed based on estimated fair value at the date of the acquisition. These allocations include $45.3 million for amortized intangibles, $28.4 million of indefinite lived intangible assets and $288.9 million recorded as goodwill.

        The purchase price allocation for the IFC acquisition may require further refinements pursuant to the terms of the purchase and sale agreement. The Company is awaiting finalization of the beginning balance sheet including related deferred taxes, which the Company expects to finalize during the second quarter of 2003. The operating results of IFC have been included in the consolidated statements of operations from May 2, 2002, the date of acquisition.

        The Company regularly evaluates acquisition opportunities of various sizes. The cost and terms of any financing to be raised in conjunction with any acquisition is a critical consideration in any such evaluation.

        Capital expenditures were $30.9 million in 2002, compared with $35.2 million in 2001 and $27.8 million in 2000. Capital expenditures were funded primarily by operating cash flows and bank borrowings. For each of the three years, capital expenditures were invested in new and replacement machinery and equipment, information technology and acquisition integration activities including structures and equipment required at receiving facilities. Cash proceeds from the disposal of fixed assets were $8.7 million in both 2002 and 2001 compared with $5.4 million in 2000. These disposals relate primarily to the sale of facilities and equipment that became obsolete as a result of the Company's acquisition integration-related programs.

FINANCING

        Debt, including capital lease obligations, consisted of:

	December 31,
	2002	2001
	(Amounts in thousands)
Term Loan Tranche A, interest rate of 3.94% and 5.19% (Euro) in 2002 and 4.69%, 4.88% and 5.06% in 2001	$259,265	$257,078
Term Loan Tranche B, interest rate of 5.63% and 5.81% in 2001	—	469,842
Term Loan Tranche C, interest rate of 4.19% in 2002	580,473	—
Senior Subordinated Notes, interest rate of 12.25%	253,988	243,370
Revolving credit agreement, interest rate of 3.94% in 2002 and 4.69% in 2001	—	70,000
Capital lease obligations and other	632	455

	1,094,358	1,040,745
Less amounts due within one year	38,610	44,523

Total debt due after one year	$1,055,748	$996,222

        Maturities of debt, including capital lease obligations, for the next five years and beyond are:

	Term Loans	Senior Subordinated Notes	Capital Lease & Other	Total
	(Amounts in thousands)
2003	$38,564	$—	$46	$38,610
2004	81,176	—	172	81,348
2005	86,365	—	—	86,365
2006	63,196	—	—	63,196
2007	83,641	—	—	83,641
Thereafter	486,796	253,988	414	741,198

Total	$839,738	$253,988	$632	$1,094,358

Senior Credit Facilities

        During the second quarter of 2002, in connection with the IFC acquisition, the Company amended and restated its senior credit facilities, to provide for:

  •
  an incremental Tranche A term loan in an aggregate principal amount of $95.3 million; and,

  •
  a new Tranche C term loan facility of $700 million, to be used to repay all of the existing Tranche B term loan facility of $468.8 million, repay $11.3 million of the existing Tranche A term loan, reduce the then outstanding balance on the revolving credit facility by $40 million, and provide funds to be used to finance the IFC acquisition.

        As part of the amended and restated senior credit facility, several covenants were modified, including various financial ratios, interest rates were adjusted and other terms of the facility were changed primarily to allow for the IFC acquisition. The senior credit facilities are collateralized by substantially all of the Company's domestic assets and a pledge of 65% of the stock of the foreign subsidiaries.

        The term loans require scheduled principal payments, which began on June 30, 2001 for the Tranche A loan and on December 31, 2002 for the Tranche C loan. The Tranche A and Tranche C loans have ultimate maturities of June 2006 and June 2009, respectively. The term loans bear floating interest rates based on LIBOR plus a borrowing spread, or the prime rate plus a borrowing spread, at the option of the Company. The borrowing spread for the senior credit facilities can increase or decrease based on the leverage ratio as defined in the credit facility agreement and on the Company's public debt ratings. In 2002, the Company made $33.8 million of mandatory and $170.0 million of optional principal repayments on the term loans. Combined with a net reduction in its revolving credit line of $30 million, the Company made aggregate debt payments of $233.8 million in 2002.

        As a result of the $170.0 million of optional debt prepayments during 2002, previously paid deferred financing fees were written off and recognized as an extraordinary loss of $1.1 million, after tax consideration, summarized as follows:

	3rd Quarter	4th Quarter	Total
	(Amounts in millions)
Optional prepayment	$70.0	$100.0	$170.0
Extraordinary loss (net of tax)	0.5	0.6	1.1	(1)

(1)
Does not include the $6.3 million extraordinary loss associated with repayment of Tranche B during the second quarter of 2002, which yields total extraordinary losses of $7.4 million.

        Under the senior credit facilities, the Company also has a $300 million revolving credit facility that expires in June 2006. The revolving credit facility also allows the Company to issue up to $200 million in letters of credit. As of December 31, 2002, there were no amounts outstanding under the revolving credit facility, however, $51.8 million of letters of credit had been issued under the facility, which reduced borrowing capacity of the facility to $248.2 million.

        The Company is required, under certain circumstances as defined in the credit facility, to use a percentage of excess cash generated from operations to reduce the outstanding principal of the term loans in the following year. Because of the optional prepayments in 2002, no additional principal payments are due in 2003 under this provision.

Senior Subordinated Notes

        At December 31, 2002, the Company had $188.5 million and EUR 65 million (equivalent to $68 million) in face value of Senior Subordinated Notes outstanding. These notes were issued during 2000 by the Company and its Dutch subsidiary, Flowserve Finance B.V. At the date of issuance, the Senior Subordinated Notes, due in August 2010, resulted in proceeds of $285.9 million (U.S. dollar Notes) or $290.0 million face amount less discount of $4.1 million and EUR 98.6 million (Euro Notes) or EUR 100 million face amount less discount of EUR 1.4 million, which then equated to $89.2 million. The U.S. dollar Notes and the Euro Notes are general unsecured obligations of the Company and of Flowserve Finance B.V., respectively, subordinated in right of payment to all existing and future senior indebtedness of the Company and of Flowserve Finance B.V., respectively, and guaranteed on a full, unconditional, joint and several basis by the Company's wholly-owned domestic subsidiaries and, in the case of the Euro Notes, by the Company.

        The Senior Subordinated Notes were originally issued at a discount to yield 12.5%, but bear interest at 12.25%. Approximately one-third of these Senior Subordinated Notes were repurchased at a premium in 2001 utilizing proceeds of an equity offering. Beginning in August 2005, all remaining Senior Subordinated Notes outstanding become callable by the Company at 106.125% of face value. Interest on the Notes is payable semi-annually in February and August.

Common Stock Offerings

        During 2002, the Company completed an offering of 9.2 million shares, which generated approximately $276 million of net proceeds. These proceeds were used to partially fund the IFC acquisition and to make additional repayments of the Company's borrowings under the senior credit facility.

        During 2001, the Company completed an offering of approximately 6.9 million shares of its common stock for net proceeds of approximately $154 million, which were used to:

  •
  prepay $101.5 million of the U.S. dollar tranche of the Senior Subordinated Notes;

  •
  prepay EUR 35 million ($31 million) of the Euro tranche of the Senior Subordinated Notes; and

  •
  pay associated prepayment premiums and other direct costs.

        During 2001, the Company recorded an extraordinary item of $17.9 million, net of $7.1 million of tax, which represented the sum of the prepayment premiums, other direct costs, and the write-off of unamortized prepaid financing fees and discount for the portion of the Notes that was prepaid.

Debt Covenants and Other Matters

        In 2000, the Company recorded an extraordinary item of $2.1 million, which is net of tax of $1.2 million, for prepayment premiums and the write-off of prepaid financing fees associated with the prepayment of certain long-term debt.

        The provisions of the Company's senior credit facilities require it to meet or exceed specified defined financial covenants, including a leverage ratio, an interest coverage ratio, and a fixed charge coverage ratio. Further, the provisions of these and other debt agreements generally limit or restrict indebtedness, liens, sale and leaseback transactions, asset sales, and payment of dividends, capital expenditures, and other activities. As of December 31, 2002, the Company was in compliance with all covenants under its debt facilities, as illustrated below:

  •
  an actual leverage ratio of 3.54 compared with a permitted maximum of 4.0;

  •
  an actual interest coverage ratio of 3.24 compared with a permitted minimum of 2.25; and

  •
  an actual fixed charge ratio of 1.62 compared with a required minimum of 1.1.

        During 2003, the maximum permitted leverage ratio declines to 3.75 at June 30 and 3.5 at December 31. In addition, the minimum permitted interest coverage ratio increases to 3.0 in September 2003.

        While the Company expects to continue to comply with such covenants in the future, there can be no assurance that it will do so. The following is a summary of net debt to capital at various dates since 2000:

December 31, 2002	58.0%
September 30, 2002	60.5%
June 30, 2002	61.1%
March 31, 2002	70.0%
December 31, 2001	71.3%
December 31, 2000	78.1%

        The net debt to capital ratio decreased due to the impact of the common stock offerings, repayments of term loans and revolving credit borrowings and increases in shareholders' equity resulting from improved earnings.

        Although the ratio has improved over the past year, the Company has significant levels of indebtedness relative to shareholders' equity. While this ratio is not necessarily indicative of the Company's ability to raise funds, its level of indebtedness may increase its vulnerability to adverse economic and industry conditions, may require it to dedicate a substantial portion of cash flow from operating activities to payments on the indebtedness and could limit its ability to borrow additional funds and/or raise additional capital. While the IFC acquisition increased the absolute level of indebtedness, the Company believes that its ability to service its debt, as measured by various ratios, has improved due to IFC's level of earnings and cash flow generation.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

        The following table presents a summary of the Company's contractual obligations at December 31, 2002:

	Payments Due By Period
	Within 1 Year	1-3 Years	4-5 Years	Beyond 5 Years	Total
	(Amounts in millions)
Long-term debt and capital lease obligations	$38.6	$167.7	$146.9	$741.2	$1,094.4
Operating leases	20.6	25.0	10.3	4.6	60.5
Unconditional purchase obligations	—	—	—	—	—
Other contractual obligations	—	—	—	—	—

        The following table presents a summary of the Company's commercial commitments at December 31, 2002:

	Commitment Expiration By Period
	Within 1 Year	1-3 Years	4-5 Years	Beyond 5 Years	Total
	(Amounts in millions)
Standby letters of credit	$149.0	$—	$—	$—	$149.0
Surety bonds	63.0	3.1	12.7	1.1	79.9
Other commercial commitments	—	—	—	—	—

        The Company expects to satisfy these commitments through its performance under its contracts.

PENSION AND POSTRETIREMENT BENEFITS OBLIGATIONS

        The Company sponsors several defined benefit pension plans and postretirement health care plans. The Company's recorded liability for these plans was $272.9 million at December 31, 2002, $146.8 million at December 31, 2001 and $122.2 million at December 31, 2000. Determination of the value of the pension and postretirement benefits liabilities is based on actuarial valuations. Inherent in these valuations are key assumptions including discount rates, market value of plan assets, life expectancy, expected return on plan assets and assumed rate of increase in wages or in health care costs. Current market conditions, including changes in rates of returns, interest rates and medical inflation rates are considered in selecting these assumptions. Changes in the related pension and postretirement benefit costs may occur in the future due to changes in the assumptions used and changes resulting from fluctuations in the Company's related headcount. The

Company expects to fund contributions to the plans from operating cash flows. As a result of weak market performance of pension plan assets in 2002 and 2001 and increased employees participating in the Company's plans, the Company increased its minimum pension liability by $42.9 million during 2002 and $16.2 million in 2001, net of tax effects. Additionally, the Company expects to contribute a minimum of $16.8 million up to $47.7 million in to its domestic pension plans during 2003.

MARKET RISKS ASSOCIATED WITH FINANCIAL INSTRUMENTS

        The Company has market risk exposure arising from changes in interest rates and foreign currency exchange rate movements.

        The Company's earnings are impacted by changes in short-term interest rates as a result of borrowings under its credit facility, which bear interest based on floating rates. At December 31, 2002, after the effect of interest rate swaps, the Company had approximately $714.7 million of variable rate debt obligations outstanding with a weighted average interest rate of 4.13%. A hypothetical change of 100-basis points in the interest rate for these borrowings, assuming constant variable rate debt levels, would have changed interest expense by approximately $7.1 million for 2002.

        The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments including interest rate swaps, but it expects all counterparties to meet their obligations given their creditworthiness. As of December 31, 2002, the Company had $125.0 million of notional amount in outstanding interest rate swaps with third parties with maturities through November 2006.

        The Company employs a foreign currency hedging strategy to minimize potential losses in earnings or cash flows from unfavorable foreign currency exchange rate movements. These strategies also minimize potential gains from favorable exchange rate movements. Foreign currency exposures arise from transactions, including firm commitments and anticipated transactions, denominated in a currency other than an entity's functional currency and from foreign-denominated revenues and profits translated back into U.S. dollars. Based on a sensitivity analysis at December 31, 2002, a 10% adverse change in the foreign currency exchange rates could impact the Company's results of operations by $4.8 million. The primary currencies to which the Company has exposure are the Euro, British pound, Canadian dollar, Mexican peso, Japanese yen, Singapore dollar, Brazilian real, Australian dollar, Argentinean peso and Venezuelan bolivar.

        Exposures are hedged primarily with foreign currency forward contracts that generally have maturity dates less than one year. Company policy allows foreign currency coverage only for identifiable foreign currency exposures and, therefore, the Company does not enter into foreign currency contracts for trading purposes where the objective would be to generate profits. As of December 31, 2002, the Company had an U.S. dollar equivalent of $48.6 million in outstanding forward contracts with third parties compared with $69.4 million in 2001 and $103.9 million in 2000.

        Generally, the Company views its investments in foreign subsidiaries from a long-term perspective, and therefore, does not hedge these investments. The Company uses capital structuring techniques to manage its investment in foreign subsidiaries as deemed necessary.

        The Company incurred foreign currency translation gains (losses) of $38.8 million in 2002, $(37.6) million in 2001 and $(20.7) million in 2000. The currency gains in 2002 reflect strengthening of the Euro versus the U.S. dollar, partially offset by weakening of the Argentinean peso, Brazilian real and Venezuelan bolivar. The currency losses in 2001 and 2000 were the result of a general strengthening of the U.S. dollar versus the Euro and other currencies of the Company's foreign subsidiaries.

EURO CONVERSION

        On January 1, 2002, Euro-denominated bills and coins were issued and 11 European Union member states (Germany, France, The Netherlands, Austria, Italy, Spain, Finland, Ireland, Belgium, Portugal and Luxembourg) adopted the Euro as their common national currency. After July 1, 2002, only the Euro is accepted as legal currency tender. The Company's financial condition, results of operations and cash flows were not materially impacted by the Euro conversion.

CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

        The Company's Chief Executive Officer (CEO) and Chief Financial Officer (CFO) have evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures, as required by the rules of the Securities and Exchange Commission, within 90 days of the filing date of this report and have determined that such controls and procedures effectively alert them to material information relating to the Company and its consolidated subsidiaries that is required to be included in the Company's periodic public filings.

INTERNAL CONTROLS

        The Company's CEO and CFO have primary responsibility for the accuracy of the financial information that is presented in this report. To satisfy their responsibility for financial reporting, they have established internal controls and procedures which they believe are adequate to provide reasonable assurance that the Company's assets are protected from loss. These internal controls are reviewed by the Company's management in order to ensure compliance and by the independent accountants to determine the nature, timing and extent of their audit work. In addition, the Company's Audit/Finance Committee, which is composed entirely of outside directors, meets regularly with management and the independent accountants to review accounting, auditing and financial matters. The Audit/Finance Committee and the independent accountants have free access to each other, with or without management being present.

        There have been no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls subsequent to the date of the CEO's and CFO's most recent evaluation. Additionally, there have been no corrective actions required with regard to significant deficiencies or material weaknesses of internal controls.

        The Company has an established code of ethics. The CEO, CFO and all senior financial managers have signed statements indicating their acknowledgement of and compliance with the code.

ACCOUNTING DEVELOPMENTS

PRONOUNCEMENTS IMPLEMENTED

        As previously discussed, the Company adopted effective January 1, 2002 Statement of Financial Accounting Standards (SFAS) No. 141 and SFAS No. 142 issued by the Financial Accounting Standards Board (FASB). The adoption of these pronouncements requires the Company to account for all future business combinations under the purchase method of accounting. Also, the Company ceased amortizing goodwill and indefinite-lived intangible assets. These assets are now subject to periodic impairment analysis. During 2002, the Company performed impairment analyses in the second and fourth quarters wherein no impairment was determined to exist.

        In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 addresses significant issues relating to the implementation of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of," and develops a single accounting model, based on the framework established in SFAS No. 121 for long-lived assets to be disposed of by sale whether such assets are or are not deemed to be a business. SFAS No. 144 also modifies the accounting and disclosure rules for discontinued operations. The Company adopted SFAS No. 144 on January 1, 2002, which resulted in no material effect on the financial statements.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation", which became effective for the Company upon its issuance. SFAS No. 148 provides three transition options for companies that account for stock-based compensation, such as stock options, under the intrinsic-value method to convert to the fair value method. SFAS No. 148 also revised the prominence and character of the disclosures related to companies' stock-based compensation. In complying with the new reporting requirements of SFAS No. 148, the Company elected to continue using the intrinsic-value method to account for qualifying stock-based compensation, as permitted by SFAS No. 148 for 2002. The Company has, however, included the disclosures prescribed by SFAS No. 148 within the consolidated financial statements. For 2003, the Company is evaluating whether to adopt a transition option to expense stock-based compensation under the provisions of SFAS No. 148.

        During November 2002, the FASB issued FASB Interpretation (FIN) No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN No. 45 generally requires a guarantor to recognize a liability for obligations arising from guarantees. FIN No. 45 also requires new disclosures for guarantees meeting certain criteria outlined in that pronouncement. The disclosure requirements of FIN No. 45 are effective for the Company at December 31, 2002 and have been implemented as of that date. The recognition and measurement provisions of FIN No. 45 are applicable on a prospective basis for guarantees issued or modified after December 31, 2002.

        In October 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions", which became effective for the Company upon issuance. SFAS No. 147 does not have applicability to the Company and therefore its implementation did not impact the financial position or results of operations.

PRONOUNCEMENTS NOT YET IMPLEMENTED

        In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Generally, this pronouncement requires companies to recognize the fair value of liabilities for retiring their facilities at the point that legal obligations associated with their retirement are incurred, with an offsetting increase to the carrying value of the facility. The expense associated with the retirement becomes a component of a facility's depreciation, which is recognized over its useful life.

        Although SFAS No. 143 becomes effective for the Company on January 1, 2003, the Company does not believe the adoption will have a significant effect on its consolidated financial position or results of operations due to limited abandonment and retirement obligations associated with its facilities.

        In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." The most significant impact of SFAS 145 is to eliminate the requirement that gains and losses from the extinguishment of debt be classified as an extraordinary item unless these items are infrequent and unusual in nature. SFAS 145 is effective for the Company on January 1, 2003. Upon adoption of SFAS 145, the Company will reclassify its previously reported extraordinary items, which relate to early extinguishment of debt, as a component of earnings before income taxes.

        In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized initially at fair value when the liability is incurred. Under current accounting rules, costs to exit or dispose of an activity are generally recognized at the date that the exit or disposal plan has been committed to and communicated. SFAS No. 146 is effective for the Company on January 1, 2003 and will be applied on a prospective basis.

        During January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities". FIN No. 46 provides guidance for companies having ownership of variable interest entities, typically referred to as special purpose entities, in determining whether to consolidate such variable interest entities. FIN No. 46 has immediate applicability for variable interest entities created after January 31, 2003 or interests in variable interest entities obtained after that date. For interests in variable interest entities obtained prior to February 1, 2003, FIN No. 46 becomes effective on July 1, 2003. The Company does not believe the adoption will have a significant effect on its consolidated financial position or results of operations.

FORWARD-LOOKING INFORMATION IS SUBJECT TO RISK AND UNCERTAINTY

        This Annual Report and other written reports and oral statements made from time-to-time by the Company contain various forward-looking statements and include assumptions about the Company's future financial and market conditions, operations and results. These statements are based on current expectations and are subject to significant risks and uncertainties. They are made pursuant to safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Among the many factors that could cause actual results to differ materially from the forward-looking statements are:

  •
  changes in the financial markets and the availability of capital;

  •
  changes in the already competitive environment for the Company's products or competitors' responses to the Company's strategies;

  •
  the Company's ability to integrate past and future acquisitions into its management and operations;

  •
  political risks, military actions or trade embargoes affecting customer markets, including the possibility of a war with Iraq and its potential impact on Middle Eastern markets and global petroleum producers;

  •
  the health of the petroleum, chemical, power and water industries;

  •
  economic conditions and the extent of economic growth in areas inside and outside the United States;

  •
  unanticipated difficulties or costs associated with the implementation of systems, including software;

  •
  the Company's relative geographical profitability and its impact on the Company's utilization of foreign tax credits;

  •
  the recognition of expenses associated with adjustments to realign the combined Company and IFC facilities and other capabilities with its strategic and business conditions, including, without limitation, expenses incurred in restructuring the Company's operations to incorporate IFC facilities;

  •
  the Company's ability to meet the financial covenants and other requirements of its financing agreements;

  •
  repercussions from the terrorist attacks of September 11, 2001, the threat of future attacks and the response of the United States to those attacks;

  •
  technological developments in the Company's products as compared with those of its competitors;

  •
  changes in prevailing interest rates and the effective interest costs which the Company bears; and

  •
  adverse changes in the regulatory climate and other legal obligations imposed on the Company.

        The Company undertakes no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,
	2002	2001	2000
	(Amounts in thousands, except per share data)
Sales	$2,251,331	$1,917,507	$1,538,293
Cost of sales	1,565,800	1,302,955	1,031,381

Gross profit	685,531	614,552	506,912
Selling, general and administrative expense	476,923	410,563	360,306
Integration expense	16,179	63,043	35,211
Restructuring expense	4,347	(1,208)	19,364

Operating income	188,082	142,154	92,031
Net interest expense	92,933	118,072	70,321
Other expense (income), net	3,079	(1,547)	(1,474)

Earnings before income taxes	92,070	25,629	23,184
Provision for income taxes	31,674	9,275	7,876

Net earnings before extraordinary items	60,396	16,354	15,308
Extraordinary items, net of income taxes	(7,371)	(17,851)	(2,067)

Net earnings (loss)	$53,025	$(1,497)	$13,241

Earnings (loss) per share (basic and diluted):
Before extraordinary items	$1.16	$0.42	$0.40
Extraordinary items, net of income taxes	(0.14)	(0.46)	(0.05)

Net earnings (loss) per share (basic and diluted)	$1.02	$(0.04)	$0.35

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

	Year ended December 31,
	2002	2001	2000
	(Amounts in thousands)
Net earnings (loss)	$53,025	$(1,497)	$13,241
Other comprehensive income (expense):
Foreign currency translation adjustments	38,751	(37,560)	(20,724)
Minimum pension liability effects, net of tax effects	(42,947)	(16,223)	(1,149)
Cash flow hedging activity, net of tax effects:
Cumulative effect of change in accounting for hedging transactions	—	840	—
Other hedging activity	(161)	(4,985)	—

Other comprehensive expense	(4,357)	(57,928)	(21,873)

Comprehensive income (loss)	$48,668	$(59,425)	$(8,632)

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2002	2001
	(Amounts in thousands, except per share data)
ASSETS
Current assets:
Cash and cash equivalents	$49,293	$21,533
Accounts receivable, net	490,811	455,861
Inventories	431,243	347,591
Deferred taxes	26,460	36,316
Prepaid expenses	33,225	36,838

Total current assets	1,031,032	898,139
Property, plant and equipment, net	464,448	362,388
Goodwill	833,492	515,175
Other intangible assets, net	176,497	131,079
Other assets	102,196	145,194

Total assets	$2,607,665	$2,051,975

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$230,603	$178,480
Accrued liabilities	222,797	193,768
Long-term debt due within one year	38,610	44,523

Total current liabilities	492,010	416,771
Long-term debt due after one year	1,055,748	996,222
Retirement benefits and other liabilities	304,217	227,963
Commitments and contingencies
Shareholders' equity:
Serial preferred stock, $1.00 par value, 1,000 shares authorized, no shares issued	—	—
Common shares, $1.25 par value	72,018	60,518
Shares authorized—120,000
Shares issued—57,614 and 48,414
Capital in excess of par value	477,635	211,113
Retained earnings	409,023	355,998

	958,676	627,629
Treasury stock, at cost—2,794 and 3,622 shares	(63,809)	(82,718)
Deferred compensation obligation	7,332	8,260
Accumulated other comprehensive loss	(146,509)	(142,152)

Total shareholders' equity	755,690	411,019

Total liabilities and shareholders' equity	$2,607,665	$2,051,975

        See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	2002		2001		2000
	Shares	Amount	Shares	Amount	Shares	Amount
	(Amounts in thousands)
COMMON SHARES
Beginning balance—January 1	48,414	$60,518	41,484	$51,856	41,484	$51,856
Sale of common shares	9,200	11,500	6,930	8,662	—	—

Ending balance—December 31	57,614	$72,018	48,414	$60,518	41,484	$51,856

CAPITAL IN EXCESS OF PAR VALUE
Beginning balance—January 1		$211,113		$65,785		$67,963
Stock activity under stock plans		90		(32)		(2,178)
Sale of common shares		264,032		145,360		—
Tax benefit associated with the exercise of stock options		2,400		—		—

Ending balance—December 31		$477,635		$211,113		$65,785

RETAINED EARNINGS
Beginning balance—January 1		$355,998		$357,495		$344,254
Net earnings (loss)		53,025		(1,497)		13,241

Ending balance—December 31		$409,023		$355,998		$357,495

TREASURY STOCK
Beginning balance—January 1	(3,622)	$(82,718)	(4,048)	$(92,545)	(4,071)	$(93,448)
Stock activity under stock plans	761	17,260	502	11,389	49	1,244
Other activity	67	1,649	(76)	(1,562)	(26)	(341)

Ending balance—December 31	(2,794)	$(63,809)	(3,622)	$(82,718)	(4,048)	$(92,545)

DEFERRED COMPENSATION OBLIGATION
Beginning balance—January 1		$8,260		$6,544		$—
Increases (decreases) to obligation		(928)		1,716		6,544

Ending balance—December 31		$7,332		$8,260		$6,544

ACCUMULATED OTHER COMPREHENSIVE LOSS
Beginning balance—January 1		$(142,152)		$(84,224)		$(62,351)
Foreign currency translation adjustments		38,751		(37,560)		(20,724)
Retirement plan adjustments		(42,947)		(16,223)		(1,149)
Hedging transactions		(161)		(4,145)		—

Ending balance—December 31		$(146,509)		$(142,152)		$(84,224)

TOTAL SHAREHOLDERS' EQUITY
Beginning balance—January 1	44,792	$411,019	37,436	$304,911	37,413	$308,274
Net changes in shareholders' equity	10,028	344,671	7,356	106,108	23	(3,363)

Ending balance—December 31	54,820	$755,690	44,792	$411,019	37,436	$304,911

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2002	2001	2000
	(Amounts in thousands)
Cash flows—Operating activities:
Net earnings (loss)	$53,025	$(1,497)	$13,241
Adjustments to reconcile net earnings (loss) to net cash provided (used) by operating activities:
Depreciation	56,747	48,891	42,676
Amortization	8,566	24,964	14,361
Amortization of prepaid financing fees and discount	5,149	6,736	3,074
Write-off of unamortized prepaid financing fees and discount	5,842	7,654	2,216
Other direct costs of long-term debt repayment	5,700	17,320	1,013
Net (gain) loss on the disposition of fixed assets	(1,723)	(783)	150
Impairment of assets	—	679	3,673
Change in assets and liabilities, net of acquisitions:
Accounts receivable	76,540	15,604	(70,102)
Inventories	22,534	(54,840)	(1,963)
Prepaid expenses	13,711	(14,686)	7,968
Other assets	(4,750)	(9,557)	(24,781)
Accounts payable	7,162	(3,510)	18,084
Accrued liabilities	(25,513)	(55,861)	(18,215)
Income taxes payable	(4,701)	184	(7,639)
Retirement benefits and other liabilities	10,629	(12,509)	32,753
Net deferred taxes	19,949	(16,718)	1,922

Net cash flows provided (used) by operating activities	248,867	(47,929)	18,431

Cash flows—Investing activities:
Capital expenditures	(30,875)	(35,225)	(27,819)
Cash received for disposals of assets	8,720	8,723	5,404
Payments for acquisitions, net of cash acquired	(535,067)	(1,685)	(770,714)

Net cash flows used by investing activities	(557,222)	(28,187)	(793,129)

Cash flows—Financing activities:
Net (repayments) borrowings under lines of credit	(70,000)	70,000	(91,011)
Proceeds from long-term debt	795,306	420	1,284,469
Payments on long-term debt	(683,923)	(155,580)	(358,488)
Payment of prepaid financing fees	(6,080)	—	(46,474)
Other direct costs of long-term debt repayment	—	(17,320)	(1,013)
Proceeds from issuance of common stock	275,925	154,022	—
Net proceeds from stock option activity	16,850	7,999	615

Net cash flows provided by financing activities	328,078	59,541	788,098
Effect of exchange rate changes	8,037	(4,233)	(1,522)

Net change in cash and cash equivalents	27,760	(20,808)	11,878
Cash and cash equivalents at beginning of year	21,533	42,341	30,463

Cash and cash equivalents at end of year	$49,293	$21,533	$42,341

Income taxes paid	$4,895	$15,444	$19,880
Interest paid	$87,923	$125,190	$45,704

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands, except per share data)

NOTE 1:    SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING DEVELOPMENTS

        Flowserve produces engineered and industrial pumps, industrial valves, control valves, nuclear valves, valve actuation and precision mechanical seals, and provides a range of related flow management services worldwide, primarily for the process industries. Equipment manufactured and serviced by the Company is predominately used in industries that deal with difficult-to-handle and corrosive fluids as well as environments with extreme temperature, pressure, horsepower and speed. Flowserve's businesses are affected by economic conditions in the United States and other countries where its products are sold and serviced, by the cyclical nature of the petroleum, chemical, power, water and other industries served, by the relationship of the U.S. dollar to other currencies, and by the demand for and pricing of customers' products. The Company believes the impact of these conditions is somewhat mitigated by the strength and diversity of Flowserve's product lines, geographic coverage and significant installed base, which provides potential for an annuity stream of revenue from parts and services.

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

BASIS OF COMPARISON

        Certain amounts in 2001 and 2000 have been reclassified to conform with the 2002 presentation.

USE OF ESTIMATES

        The process of preparing financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions to determine certain of the assets, liabilities, revenues and expenses. The most significant estimates made by management include its:

  •
  allowance for doubtful accounts;

  •
  reserve for excess and obsolete inventories;

  •
  deferred tax asset valuation allowances;

  •
  restructuring accruals;

  •
  legal and environmental accruals;

  •
  warranty accruals;

  •
  insurance accruals;

  •
  pension and postretirement benefit obligations; and

  •
  valuation of goodwill, indefinite-lived intangible assets and other long-lived assets.

        These significant estimates are reviewed quarterly with the Company's Audit/Finance Committee.

REVENUE RECOGNITION

        Revenues and costs are generally recognized based on the shipping terms agreed to with the customer and fulfillment of all but inconsequential or perfunctory actions required of the Company. Revenue for longer-term contracts is generally recognized using the percentage of completion method calculated on a cost-to-cost basis. Revenues generated under fixed fee service and repair contracts are generally recognized ratably over the term of the contract. Shipping and handling costs are reported in cost of sales and amounts billed to customers for these costs are included in revenues. Progress billings are generally shown as a reduction of inventory unless such billings are in excess of accumulated costs, in which case such balances are included in accrued liabilities.

ALLOWANCE FOR DOUBTFUL ACCOUNTS AND CREDIT RISK

        Accounts receivable are stated net of the allowance for doubtful accounts of $21,010 and $20,800 at December 31, 2002 and 2001, respectively.

        The allowance for doubtful accounts is established based on estimates of the amount of uncollectible accounts receivable. The amount of the allowance is determined based upon the aging of the receivable, customer credit history, industry and market segment information, economic trends and conditions, credit reports and customer financial condition. Customer credit issues, customer bankruptcies or general economic conditions can also affect the estimates.

        Credit risk may be mitigated by the large number of customers in the Company's customer base across many different geographic regions and an analysis of the creditworthiness of such customers. Additionally, the Company maintains a credit insurance policy for its European subsidiaries. Under the policy, the Company generally receives funds from the third party insurer, net of deductible, in instances where customers covered by the policy are unable to pay.

        As of December 31, 2002 and 2001, the Company does not believe that it had significant concentrations of credit risk.

INVENTORIES

        Inventories are stated at the lower-of-cost or market. Cost is determined for U.S. inventories by the last-in, first-out (LIFO) method and for other inventories by the first-in, first-out (FIFO) method. Reserves for excess and obsolete inventories are based on management's assessment of market conditions for its products determined by historical usage and estimated future demand. These estimates are generally not subject to significant volatility, except for product rationalizations generally associated with acquisition integration programs, due to the relatively long life cycle of the Company's products.

INCOME TAXES, DEFERRED TAXES AND TAX VALUATION ALLOWANCES

        The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are calculated using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. Valuation allowances reflect the likelihood of the recoverability of any such assets. The Company records valuation allowances to reflect the estimated amount of deferred tax assets that may not be realized based upon the Company's analysis of existing net operating losses and tax credits by jurisdiction and expectations of the Company's ability to utilize these tax attributes through a review of past, current and estimated future taxable income and establishment of tax strategies. These estimates could be impacted by changes in future taxable income and the results of tax strategies.

RESTRUCTURING RESERVES

        Restructuring reserves are generally established in conjunction with an acquisition. Such reserves reflect many estimates including costs pertaining to employee separation, settlements of contractual obligations and other matters associated with exiting a facility. Restructuring costs related to facilities and employees of an acquired business generally become a component of goodwill, whereas non-acquisition related restructuring costs are recorded as restructuring expense in the statement of operations. Reserve requirements for each restructuring plan are assessed quarterly and susceptible to adjustment due to revisions of cost estimates and other changes in planned restructuring activities.

WARRANTY ACCRUALS

        Warranty obligations are based upon product failure rates, materials usage and service delivery costs. The Company estimates its warranty provisions based upon an analysis of all identified or expected claims and an estimate of the cost to resolve those claims. The estimates of expected claims are generally a factor of historical claims. Changes in claim rates, differences between actual and expected warranty costs and the Company's facility rationalization activities could impact warranty obligation estimates.

INSURANCE ACCRUALS

        Insurance accruals are recorded based upon an analysis of the Company's claim loss history, insurance deductibles, policy limits and an estimate of incurred but not reported claims. The estimates are based upon information received from the insurance company adjusters. Changes in claims and differences between actual and expected claim losses could impact the accrual in the future.

PENSION AND POSTRETIREMENT BENEFITS OBLIGATIONS

        Determination of the value of the pension and postretirement benefits liabilities is based on estimates made by management in consultation with independent actuaries. Inherent in these valuations are key assumptions including discount rates, market value of plan assets, expected return on plan assets, life expectancy and assumed rate of increase in wages or in health care costs. Current market conditions, including changes in rates of returns, interest rates and medical inflation rates are considered in selecting these assumptions. Changes in the related pension and postretirement benefit costs may occur in the future due to changes in the assumptions used and changes resulting from fluctuations in the Company's related headcount.

VALUATION OF GOODWILL, INDEFINITE-LIVED INTANGIBLE ASSETS AND OTHER LONG-LIVED ASSETS

        The value of the Company's goodwill and indefinite-lived intangible assets are tested for impairment annually in the fourth quarter or whenever events or circumstances indicate such assets may be impaired. The test involves significant judgment in estimating projections of fair value generated through future performance of each of the Company's reporting units which correlate to the Company's operating segments. The net realizable value of other long-lived assets, including property, plant and equipment, is reviewed periodically, when indicators of potential impairments are present, based upon an assessment of the estimated future cash flows related to those assets.

        Due to uncertain market conditions and potential changes in strategy and product portfolio, it is possible that forecasts used to support asset carrying values may change in the future, which could result in non-cash charges that would adversely affect the Company's results of operations and financial condition.

FOREIGN CURRENCY TRANSLATION

        Assets and liabilities of the Company's foreign affiliates are translated at current exchange rates, while income and expenses are translated at average rates for the period. Translation gains and losses are generally reported as a component of accumulated other comprehensive income or loss.

        Transaction and translation gains and losses arising from intercompany balances are reported as a component of accumulated other comprehensive income or loss when the underlying transaction stems from a long-term equity investment or from debt designated as not due in the foreseeable future. Otherwise, the Company recognizes transaction gains and losses arising from intercompany transactions as a component of income. Where intercompany balances are not long-term investment related or not designated as due beyond the foreseeable future, the Company generally mitigates risk associated with transaction gains and losses by entering into forward exchange contracts. See Note 8 for further discussion of these contracts.

STOCK-BASED COMPENSATION

        At December 31, 2002, the Company had several stock-based employee compensation plans, which are described more fully in Note 7. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Generally, no stock-based employee compensation cost is reflected in net earnings for stock option grants, as all options granted under those plans had an exercise price equal to or in excess of the market value of the underlying common stock on the date of grant. Awards of restricted stock are generally valued at the market price of the Company's common stock on the date of grant and recorded as unearned compensation within shareholder's equity. The unearned compensation is amortized to compensation expense over the vesting period of the restricted stock.

        The following table illustrates the effect on net earnings and earnings (loss) per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation", to stock-based employee compensation.

	Year ended December 31,
	2002	2001	2000
	(Amounts in thousands, except per share amounts)
Net earnings (loss), as reported	$53,025	$(1,497)	$13,241
Restricted stock compensation expense included in net earnings, net of related tax effects	472	842	687
Less: Stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(3,562)	(3,713)	(4,505)

Pro forma net earnings (loss)	$49,935	$(4,368)	$9,423
Earnings (loss) per share (basic and diluted):
As reported	$1.02	$(0.04)	$0.35
Pro forma	$0.96	$(0.11)	$0.25

        Because the determination of the fair value of all options granted includes an expected volatility factor and because additional option grants are expected to be made each year, the above pro forma disclosures are not representative of pro forma effects for future years.

BUSINESS COMBINATIONS

        All business combinations referred to in these financial statements used the purchase method of accounting, under which the Company allocates the purchase price to the identifiable tangible and intangible assets, recognizing goodwill when the purchase price exceeds fair value of such identifiable assets. Net assets of the companies acquired are recorded at their fair value to the Company at the date of acquisition and any excess of purchase price over fair value of the identifiable net assets is recorded as goodwill. Statement of Financial Accounting Standards (SFAS) No. 141 requires use of the purchase method for all business combinations completed after June 30, 2001.

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

PROPERTY, PLANT AND EQUIPMENT, AND DEPRECIATION

        Property, plant and equipment are stated on the basis of cost. Depreciation is computed by the straight-line method based on the estimated useful lives of the depreciable assets for financial statement purposes and by accelerated methods for income tax purposes. The estimated useful lives of the assets are:

Buildings and improvements	10 to 40 years
Furniture and fixtures	3 to 7 years
Machinery and equipment	3 to 12 years
Capital leases	3 to 25 years

INTANGIBLE ASSETS

        Intangible assets, excluding trademarks which are considered to have an indefinite life, consist primarily of engineering drawings, distribution networks, software, patents and other items that are being amortized over their useful lives generally ranging from 9 to 40 years. These assets are reviewed for impairment whenever events and circumstances indicate impairment may have occurred.

LEGAL AND ENVIRONMENTAL ACCRUALS

        Legal and environmental reserves are recorded based upon a case-by-case analysis of the facts, circumstances and related costs. The costs relating to legal and environmental liabilities are estimated and recorded when it is probable that a loss has been incurred and such loss is estimable. Assessments of legal and environmental costs are based on information obtained from the Company's independent and in-house experts and the Company's loss experience in similar situations. The estimates may vary in the future due to new developments regarding the facts and circumstances of each matter.

DERIVATIVES AND HEDGING ACTIVITIES

        The Company enters into forward contracts for purposes of hedging certain transactions denominated in foreign currencies. The Company, as part of its risk management strategy, also enters into interest rate swap agreements for the purpose of hedging its exposure to floating interest rates on certain portions of its debt. The Company has a risk-management and derivatives policy statement outlining the conditions under which the Company can enter into hedging or forward transactions.

        The Company employs a foreign currency hedging strategy to minimize potential losses in earnings or cash flows from unfavorable foreign currency exchange rate movements. These strategies also minimize potential gains from favorable exchange rate movements. Foreign currency exposures arise from transactions, including firm commitments and anticipated transactions, denominated in a currency other than an entity's functional currency and from foreign-denominated revenues and profits translated into U.S. dollars. The primary currencies to which the Company has exposure are the Euro, British pound, Canadian dollar, Mexican peso, Japanese yen, Singapore dollar, Brazilian real, Australian dollar, Argentinean peso and Venezuelan bolivar.

        Beginning January 1, 2001, all derivatives are recognized on the balance sheet at their fair value. On the date that the Company enters into a derivative contract, it designates the derivative as (1) a hedge of (a) a forecasted transaction or (b) the variability of cash flows that are to be received or paid in connection with a recognized asset or liability (a "cash flow" hedge); or (2) a foreign currency fair value or cash flow hedge (a "foreign currency" hedge). Changes in the fair value of a derivative that is highly effective, designated and qualified as a cash flow hedge, to the extent that the hedge is effective, are recorded in other comprehensive income, until earnings are affected by the variability of cash flows of the hedged transaction. Changes in the fair value of foreign currency hedges are recorded in other comprehensive income since they satisfy the criteria for a cash flow hedge. Any hedge ineffectiveness (which represents the amount by which the changes in the fair value of the derivative do not mirror the change in the cash flow of the forecasted transaction) is recorded in current period earnings.

        The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair value, cash flow, or foreign currency hedges to (1) specific assets and liabilities on the balance sheet or (2) specific firm commitments or forecasted transactions. The Company also formally assesses (both at the inception of the hedge and on an ongoing basis) whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the fair value or cash flows of hedged items and whether those derivatives may be expected to remain highly effective in future periods.

        The Company discontinues hedge accounting prospectively when:

  •
  the derivative no longer effectively offsets changes in the fair value or cash flows of a hedged item (such as firm commitments or forecasted transactions);

  •
  the derivative expires, terminates or is sold;

  •
  the forecasted transaction is not probable to occur; or

  •
  management determines that designating the derivative as a hedging instrument is no longer appropriate.

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

RESEARCH AND DEVELOPMENT EXPENSE

        Research and development costs are charged to expense when incurred. Aggregate research and development costs were $24.4 million in 2002, $23.4 million in 2001 and $24.8 million in 2000.

FAIR VALUES OF FINANCIAL INSTRUMENTS

        The carrying amounts of the Company's financial instruments approximate fair value at December 31, 2002, except for its debt, which had a carrying value of $1,094 million and an estimated fair value of $1,119 million. The debt had a carrying value of $1,041 million and an estimated fair value of $1,077 million at December 31, 2001.

EARNINGS PER SHARE

        Basic and diluted earnings per share were calculated as follows:

	Year ended December 31,
	2002	2001	2000
	(Amounts in thousands, except per share amounts)
Earnings before extraordinary items	$60,396	$16,354	$15,308
Extraordinary items, net of income taxes	(7,371)	(17,851)	(2,067)

Net earnings (loss)	$53,025	$(1,497)	$13,241

Denominator for basic earnings per share—weighted average shares	51,836	38,719	37,823
Effect of potentially dilutive securities	357	611	19

Denominator for diluted earnings per share—weighted average shares adjusted for dilutive securities	52,193	39,330	37,842

Earnings per share—basic:
Before extraordinary items	$1.16	$0.42	$0.40
Extraordinary items	(0.14)	(0.46)	(0.05)

Net earnings (loss) per share	$1.02	$(0.04)	$0.35

Earnings per share—diluted:
Before extraordinary items	$1.16	$0.42	$0.40
Extraordinary items	(0.14)	(0.46)	(0.05)

Net earnings (loss) per share	$1.02	$(0.04)	$0.35

        Options outstanding with an exercise price greater than the average market price of the common stock were not included in the computation of diluted earnings per share. The weighted average number of such options totaled 1,171,411 and 3,413,411 for 2002 and 2000, respectively. For 2001, the computation of diluted net loss per ordinary share was antidilutive, and therefore as required under SFAS No. 128, the amounts reported for basic and diluted net loss per ordinary share were the same.

ACCOUNTING DEVELOPMENTS

Pronouncements Implemented

        During June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". Adoption of SFAS No. 141 required the Company to account for all future business combinations occurring after June 30, 2001, using the purchase method. Pursuant to adoption of SFAS No. 142, the Company ceased amortized goodwill and indefinite-lived intangible assets, both of which are now subject to periodic impairment tests. The Company adopted both SFAS No. 141 and No. 142 effective January 1, 2002.

        In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 addresses significant issues relating to the implementation of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of," and develops a single accounting model, based on the framework established in SFAS No. 121 for long-lived assets to be disposed of by sale whether such assets are or are not deemed to be a business. SFAS No. 144 also modifies the accounting and disclosure rules for discontinued operations. The Company adopted SFAS No. 144 on January 1, 2002, which resulted in no material effect to the consolidated financial statements.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation", which became effective for the Company upon its issuance. SFAS No. 148 provides three transition options for companies that account for stock-based compensation, such as stock options, under the intrinsic-value method to convert to the fair value method. SFAS No. 148 also revised the prominence and character of the disclosures related to companies' stock-based compensation. In complying with the new reporting requirements of SFAS No. 148, the Company elected to continue using the intrinsic-value method to account for qualifying stock-based compensation, as permitted by SFAS No. 148 for 2002. The Company has, however, included the disclosures prescribed by SFAS No. 148 within the consolidated financial statements. For 2003, the Company is evaluating whether to adopt a transition option to expense stock-based compensation under the provisions of SFAS No. 148.

        During November 2002, the FASB issued FASB Interpretation (FIN) No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 generally requires a guarantor to recognize a liability for obligations arising from guarantees. FIN No. 45 also requires new disclosures for guarantees meeting certain criteria outlined in that pronouncement. The disclosure requirements of FIN No. 45 are effective for the Company at December 31, 2002 and have been implemented as of that date. The recognition and measurement provisions of FIN No. 45 are applicable on a prospective basis for guarantees issued or modified after December 31, 2002.

        In October 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions", which became effective for the Company upon issuance. SFAS No. 147 does not have applicability to the Company and therefore its implementation did not impact the financial position or results of operations.

Pronouncements Not Yet Implemented

        In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Generally, this pronouncement requires companies to recognize the fair value of liabilities for retiring their facilities and equipment at the point that legal obligations associated with their retirement are incurred, with an offsetting increase to the carrying value of the facility. The expense associated with the retirement becomes a component of a facility's depreciation, which is recognized over its useful life. Although SFAS No. 143 becomes effective for the Company on January 1, 2003, the Company does not believe the adoption will have a significant effect on its consolidated financial position or results of operations due to limited abandonment and retirement obligations associated with its facilities.

        In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." The most significant impact of SFAS No. 145 is to eliminate the requirement that gains and losses from the extinguishment of debt be classified as an extraordinary item unless these items are infrequent and unusual in nature. SFAS No. 145 is effective for the Company on January 1, 2003. Upon adoption of SFAS No. 145, the Company will reclassify its previously reported extraordinary items, which relate to early extinguishment of debt, as a component of earnings before income taxes.

        In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized initially at fair value when the liability is incurred. Under current accounting rules, costs to exit or dispose of an activity are generally recognized at the date that the exit or disposal plan has been committed to and communicated. SFAS No. 146 is effective for the Company on January 1, 2003 and will be applied on a prospective basis.

        During January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities". FIN No. 46 provides guidance for companies having ownership of variable interest entities, typically referred to as special purpose entities, in determining whether to consolidate such variable interest entities. FIN No. 46 has immediate applicability for variable interest entities created after January 31, 2003 or interests in variable interest entities obtained after that date. For interests in variable interest entities obtained prior to February 1, 2003, FIN No. 46 becomes effective on July 1, 2003. Because the Company does not hold an interest in an entity governed by the pronouncement, the Company does not believe the adoption will have a significant effect on its consolidated financial position or results of operations.

NOTE 2: GOODWILL AND OTHER INTANGIBLE ASSETS

        On January 1, 2002, the Company adopted SFAS No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that all prospective business combinations be accounted for using the purchase method, under which an acquiring company allocates the purchase price to the identifiable assets and liabilities, and recognizes goodwill when the purchase price exceeds the fair value of such identifiable assets and liabilities. Additionally, SFAS No. 141 establishes specific criteria for the recognition of intangible assets separately from goodwill. SFAS No. 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition. The most significant changes made by SFAS No. 142 require the cessation of systematic amortization of goodwill and indefinite-lived intangible assets, instead requiring impairment testing at least on an annual basis. Additionally, the amortization period of intangible assets is no longer limited to forty years.

        Upon implementation of SFAS Nos. 141 and 142, the Company reclassified acquired workforce intangible assets with a net carrying value of $18.5 million to goodwill as acquired workforce intangible assets do not meet the new criteria for recognition apart from goodwill. The Company also determined that $31.1 million in acquired trademark intangible assets have indefinite useful lives and no longer systematically amortizes these intangible assets.

        Under SFAS No. 142, impairment for goodwill and indefinite-lived intangibles is assessed at the reporting unit level annually and whenever events or circumstances indicate impairment may exist. During the second quarter of 2002, the Company completed the required transitional impairment tests for goodwill and indefinite-lived intangible assets and determined these assets were not impaired. A similar test was conducted during the fourth quarter of 2002, which also revealed no impairment to these assets. Amortization of goodwill, workforce intangible assets (which were reclassified to goodwill upon adoption of SFAS No. 142) and trademark intangible assets with indefinite useful lives totaled $19.7 million and $11.5 million on a pretax basis for 2001 and 2000.

        The following table reflects consolidated results for the years ended December 31, 2001 and 2000 adjusted as though the implementation of SFAS No. 141 and No. 142 occurred on January 1, 2000:

	Year ended December 31,
	Before Extraordinary Items		After Extraordinary Items
	2001	2000	2001	2000
	(Amounts in thousands, except per share amounts)
Net earnings (loss), as reported	$16,354	$15,308	$(1,497)	$13,241
Amortization of:
Goodwill	11,963	6,752	11,963	6,752
Workforce intangible assets	1,743	595	1,743	595
Trademarks	585	221	585	221

Adjusted net earnings (loss)	$30,645	$22,876	$12,794	$20,809

Net earnings (loss) per share, as reported	$0.42	$0.40	$(0.04)	$0.35
Amortization of:
Goodwill	0.30	0.17	0.30	0.17
Workforce intangible assets	0.05	0.02	0.05	0.02
Trademarks	0.02	0.01	0.02	0.01

Adjusted net earnings (loss) per share	$0.79	$0.60	$0.33	$0.55

        The following tables provide information about intangible assets:

		December 31, 2002				December 31, 2001
	Useful Life (years)	Gross Amount	Change Due To Currency	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(Amounts in thousands, except years)
Amortized intangible assets:
Engineering drawings	10 - 22.5	$79,985	$1,043	$81,028	$(8,452)	$63,500	$(4,267)
Distribution networks	15	13,700	—	13,700	(1,964)	13,700	(1,051)
Software	10	5,900	—	5,900	(1,423)	5,900	(833)
Patents	9.5 - 15.5	25,205	1,004	26,209	(3,024)	2,690	(1,430)
Other(1)	3 - 40	8,050	14	8,065	(3,211)	27,610	(5,800)

		$132,840	$2,061	$134,902	$(18,074)	$113,400	$(13,381)

Indefinite-lived intangible assets: Trademarks		$57,889	$1,780	$59,669		$31,060

(1)
Other amortized intangible assets at December 31, 2001 includes net acquired workforce intangible assets of $18,501 that were reclassified to goodwill upon the implementation of SFAS No. 142 on January 1, 2002.

        As a result of the acquisition of Invensys plc's flow control division in May 2002, the Company acquired approximately $73.7 million of intangible assets. The amounts assigned to the acquired intangible assets arising from this acquisition are based on valuation studies prepared by third party experts and are summarized below:

Intangible Assets	Amount Acquired (millions)	Weighted Average Life (years)	Amortized
Engineering drawings	$17.6	10	Yes
Patents	$23.9	11	Yes
Other	$3.8	3	Yes
Trademarks	$28.3	Indefinite	No
Domain names	$0.1	Indefinite	No

        The following schedule outlines actual amortization recognized during 2002 and an estimate of future amortization based upon the intangible assets owned at December 31, 2002:

Amortization expense (in thousands):
Actual for year ending December 31, 2002	$8,566
Estimated for year ending December 31, 2003	$10,176
Estimated for year ending December 31, 2004	$10,176
Estimated for year ending December 31, 2005	$9,209
Estimated for year ending December 31, 2006	$8,749
Estimated for year ending December 31, 2007	$8,714

        The changes in the carrying amount of goodwill for the year ending December 31, 2002 are as follows:

	Flowserve Pump	Flow Solutions	Flow Control	Other	Total
	(Amounts in thousands)
Balance as of December 31, 2001	$432,895	$21,929	$40,882	$19,469	$515,175
Reclassification of workforce intangible assets to goodwill	18,501	—	—	—	18,501
Acquisition (see Note 3)	—	—	288,932	—	288,932
Other reclassifications	8,356	4,784	5,143	(19,469)	(1,186)
Currency translation	2,479	2,799	6,792	—	12,070

Balance as of December 31, 2002	$462,231	$29,512	$341,749	$—	$833,492

        Other reclassifications include the allocation of previously unallocated goodwill to the Company's reporting units and other reclassifications from intangible assets in connection with the implementation of SFAS No. 142.

        Effective July 1, 2002, the Company realigned its operating segments. Previously, the Flow Solutions Division included seal manufacturing operations as well as all service and repair to flow control equipment. Under the new alignment, pump services and valve services have been included in Flowserve Pump Division and Flow Control Division, respectively. Accordingly, goodwill associated with the pump service and valve service businesses of $39.3 million and $6.7 million, respectively, has been reclassified for all periods presented herein to conform to the new organization structure.

NOTE 3: ACQUISITIONS

        The operating results of Invensys plc's flow control division, Ingersoll-Dresser Pump Company and Innovative Valve Technologies have been included in the consolidated statement of operations from the date of acquisition. The purchase price for each acquisition has been allocated to assets acquired and liabilities assumed based on estimated fair value at the date of acquisition.

INVENSYS FLOW CONTROL

        On May 2, 2002, the Company completed its acquisition of Invensys plc's flow control division (IFC) for an aggregate purchase price of $535 million, subject to adjustment pursuant to the terms of the purchase and sale agreement. IFC manufactures valves, actuators and associated flow control products, and provides the Company with a more balanced mix of revenue among pumps, valves and seals as well as a more diversified geographic and end market mix. The Company financed the acquisition and associated transaction costs with a combination of bank financing, as more fully described in Note 10, and net proceeds of approximately $276 million received from the issuance of 9.2 million common shares in April 2002.

        The table below reflects unaudited pro forma results of the Company and IFC as if this acquisition had taken place at the beginning of 2002 and 2001, including estimated purchase accounting adjustments and financing costs. The non-recurring $5.2 million purchase accounting adjustment associated with the required write-up and subsequent sale of IFC inventory after acquisition has also been presented in the pro forma information for 2001 to reflect a theoretical acquisition date of January 1, 2001.

	Year ended December 31,
	2002	2001
	(Amounts in thousands, except per share amounts)
Net sales	$2,408,668	$2,442,201
Operating income	203,145	202,589
Net earnings before extraordinary items	68,797	44,479
Net earnings	61,426	26,628
Net earnings per share (basic):
Before extraordinary items	$1.25	$0.93
Net earnings	1.12	0.56
Net earnings per share (diluted):
Before extraordinary items	$1.24	$0.92
Net earnings	1.11	0.55

        The pro forma information does not purport to represent what the Company's results of operations actually would have been had such transactions or events occurred on the dates specified, or to project the Company's results of operations for any future period.

        The following table summarizes the estimated fair value of the assets acquired and liabilities assumed in the IFC acquisition:

	(Amounts in millions)
Current assets	$180
Non-current assets, excluding goodwill	210
Goodwill	289	(1)

Total assets acquired	$679

Current liabilities	$92
Non-current liabilities	52

Total liabilities assumed	$144

Net assets acquired	$535

(1)
Includes $123.5 million which the Company considers deductible for income tax purposes.

        The purchase price allocation may require further refinements upon finalization of the beginning balance sheet, including deferred tax effects. The Company expects to finalize the purchase price allocation during the second quarter of 2003.

INGERSOLL-DRESSER PUMP COMPANY AND INNOVATIVE VALVE TECHNOLOGIES

        In August 2000, the Company completed a $775 million cash acquisition of Ingersoll-Dresser Pump Company (IDP), a leading manufacturer of pumps with a diverse mix of pump products and customers with operations in 30 countries. The acquisition was financed with a combination of senior secured term loans and issuance of senior subordinated notes. Upon closing of the transaction, the existing Company debt was also refinanced into the new senior secured credit facility.

        In January 2000, the Company acquired Innovative Valve Technologies, Inc. (Invatec), a company principally engaged in providing comprehensive maintenance, repair, replacement and value-added distribution services for valves, piping systems, instrumentation and other process-system components for industrial customers.

        The Company acquired all of the outstanding stock of Invatec and assumed Invatec's existing debt and related obligations. The $16.6 million acquisition was financed through the Company's working capital. Concurrent with consummation of the acquisition, Invatec's net debt of $87.7 million was paid off through borrowings under the Company's revolving credit agreement.

NOTE 4: SALES OF ACCOUNTS RECEIVABLE

        During December 2002, the Company, through certain of its German and British subsidiaries, entered into agreements whereby it factored certain non-intercompany, current accounts receivable without recourse. The agreements which run through December 2005, with options for renewal, permit a maximum factoring equivalent of $50 million.

        Under the program, the factors, which are third party financial institutions, purchase the receivables from the Company by advancing 80% of the face value of the underlying receivables. The Company is entitled to the remaining 20%, net of factoring fees, from the factors upon collection from the customer. Upon collection of a factored receivable, the program generally permits the Company to replace that collection with another previously unfactored qualifying receivable. The Company retained the responsibility for servicing and collecting the receivables. At December 31, 2002, the Company had received approximately $17 million in cash from the factors, which represents their purchase of $21 million of receivables. The Company has established a receivable from the factors for the $4 million to be recouped upon payment by the customer. Also at December 31, 2002, the Company has sold an additional $18 million of receivables for which no amounts had been advanced by the factor. The Company utilized the proceeds from the factoring program to partially fund the optional debt repayments during the fourth quarter of 2002.

        The Company does not generally require collateral for the receivables it factors, however, it attempts to reduce credit risk through credit extension and collection policies and through the purchase of credit insurance. The Company deems the receivables factored to be sold and recognizes a loss on their sale upon receipt of cash from the factor. The amount of the loss is generally equal to the estimated factoring fees, the credit insurance costs on the factored receivables and the cost to service the receivables. During 2002, the Company recognized approximately $0.3 million of loss in factoring the receivables, which included the initial commencement fees of $0.1 million.

        Additionally, the Company maintains other less significant factoring programs.

NOTE 5: INVENTORIES

        Inventories are stated at lower of cost or market. Cost is determined for U.S. inventories by the last-in, first-out (LIFO) method and for other inventories by the first-in, first-out (FIFO) method.

        Inventories and the method of determining costs were:

	December 31,
	2002	2001
	(Amounts in thousands)
Raw materials	$106,998	$62,818
Work in process	235,195	146,494
Finished goods	242,795	258,856
Less: Progress billings	(80,943)	(43,655)
Less: Excess and obsolete reserve	(40,375)	(42,986)

	463,670	381,527
LIFO reserve	(32,427)	(33,936)

Net inventory	$431,243	$347,591

Percent of inventory accounted for by:
LIFO	57%	62%
FIFO	43%	38%

        Inventory balances increased in 2002 primarily as a result of the IFC acquisition, which resulted in the following additions to inventory at the date of acquisition:

(Amounts in millions)
Raw materials	$39.7
Work in process	13.3
Finished goods	26.3

Total	$79.3

        Additionally, inventory balances were impacted by currency translation, which had the effect of increasing inventory by $13.2 million at December 31, 2002 compared with the prior year end balance. The decline in the excess and obsolete reserve from December 31, 2001 generally reflects the physical disposal of non-saleable inventory during 2002.

NOTE 6: RESTRUCTURING AND ACQUISITION RELATED CHARGES

IFC ACQUISITION

        In June 2002, in conjunction with the IFC acquisition, the Company initiated an integration program designed to reduce costs and eliminate excess capacity by consolidating facilities, closing seven valve facilities and reducing sales and related support personnel. The Company's actions, approved and committed to in 2002, are expected to result in a gross reduction of approximately 921 positions and a net reduction of approximately 623 positions. Through December 31, 2002, 442 gross positions and 268 net positions had been eliminated pursuant to the program.

        Concurrent with the acquisition, the Company established a restructuring reserve of $11.0 million in the second quarter of 2002, and increased the reserve by $2.8 million and $6.8 million in the third and fourth quarters of 2002 for this program. The Company expects to pay for the majority of the remaining reductions and closures in 2003. Costs associated with the closure of Flowserve facilities of $4.3 million in 2002 were recognized as a restructuring expense in the statement of operations. Costs associated with the closure of IFC facilities of $16.3 million and related deferred taxes of $5.1 million became part of the purchase price allocation of the transaction. The effect of these closure costs for IFC facilities increased the amount of goodwill otherwise recognizable as a result of the IFC acquisition.

        The following illustrates activity related to the IFC restructuring reserve:

	Severance	Other Exit Costs	Total
	(Amounts in thousands)
Balance created on June 5, 2002	$6,880	$4,160	$11,040
Additional accruals	6,896	2,736	9,632
Cash expenditures	(3,037)	(1,241)	(4,278)

Balance at December 31, 2002	$10,739	$5,655	$16,394

        During 2002, the Company also incurred integration expense in conjunction with this program, which is summarized below:

December 31, 2002
(Amounts in millions)
Cash expense	$15.1
Non-cash expense	1.1

Total expense	$16.2

        Expenses classified as integration generally represent period costs associated with acquisition-related activities such as relocation of product lines from closing to receiving facilities, realignment of receiving facilities, performance and retention bonuses, idle manufacturing costs, costs related to the integration team and asset impairments.

        Additional restructuring and integration expenses related to the IFC acquisition are expected in subsequent quarters. The Company expects to complete the identification of its restructuring initiatives from the IFC acquisition in 2003.

IDP ACQUISITION

        In August 2000, in conjunction with the acquisition of Ingersoll-Dresser Pump Company (IDP), the Company initiated restructuring program designed to reduce costs and to eliminate excess capacity by consolidating facilities.

        The Company recognized $65 million in restructuring cost, comprised of approximately $42 million related to the IDP operations acquired and $23 million related to Flowserve operations. The $42 million related to IDP operations, reduced by deferred tax effects of $16 million, resulted in recognition of $26 million of goodwill. The $23 million related to Flowserve operations was recognized as restructuring expense in the consolidated statement of operations.

        The following illustrates activity related to the IDP restructuring reserve:

	Severance	Other Exit Costs	Total
	(Amounts in thousands)
Balance at August 16, 2000	$45,980	$14,832	$60,812
Cash expenditures	(18,645)	(2,434)	(21,079)
Net non-cash reduction	(8,849)	-	(8,849)

Balance at December 31, 2000	18,486	12,398	30,884
Cash expenditures	(13,267)	(6,712)	(19,979)
Net non-cash reduction	(2,817)	(2,567)	(5,384)

Balance at December 31, 2001	$2,402	$3,119	$5,521
Cash expenditures	(801)	(1,046)	(1,847)
Net non-cash reduction	(1,601)	(2,073)	(3,674)

Balance at December 31, 2002	$—	$—	$—

        During 2001 and 2000, the Company also incurred integration expense of $63.0 million and $35.2 million, respectively, associated with the acquisition of IDP. The non-cash reductions to the reserve generally relate to reclassifications to retirement benefit obligations and other liabilities, offset by increases to the reserve for changes in estimated restructuring costs. The Company completed its integration and restructuring activities in 2001, and the majority of the expenditures were completed as of December 31, 2002.

        The restructuring and integration activities associated with the IDP acquisition resulted in the elimination of approximately 1,100 net positions and have resulted in approximately $90 million of annual run rate savings.

NOTE 7: STOCK PLANS

STOCK OPTION PLANS

        The Company maintains several shareholder-approved stock option plans to purchase shares of the Company's common stock. At December 31, 2002, approximately 503,999 options were available for grant under the various plans. Options granted to officers, other employees and directors allow for the purchase of common shares at or above the fair value at the date of grant. Generally, these options, whether granted from the current or prior plans, become exercisable over staggered periods ranging from one year to five years, but expire after ten years from the date of the grant.

        Information concerning stock options issued to officers, other employees and directors is presented in the following table:

	2002		2001		2000
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Number of shares under option:
Outstanding at beginning of year	3,402,318	$21.86	3,778,380	$21.29	3,672,327	$21.56
Granted	371,356	25.09	298,017	26.82	337,700	17.38
Exercised	(739,232)	20.74	(470,976)	19.05	(71,036)	14.40
Cancelled	(156,191)	23.64	(203,103)	24.47	(160,611)	22.26

Outstanding at end of year	2,878,251	$22.41	3,402,318	$21.86	3,778,380	$21.29

Exercisable at end of year	1,791,764	$22.75	2,065,006	$23.05	2,195,599	$23.69

        The weighted average remaining contractual life of options outstanding at December 31, 2002 is 6.3 years. Additional information relating to the ranges of options outstanding at December 31, 2002, is as follows:

		Options Outstanding		Options Exercisable
Range of Exercise Prices Per Share	Weighted Average Remaining Contractual Life	Number Outstanding	Weighted Average Exercise Price Per Share	Number Exercisable	Weighted Average Exercise Price Per Share
$0.83 - 11.75	1.0	2,508	$0.96	2,508	$0.96
$11.76 - 15.67	7.1	50,159	$13.18	38,492	$13.20
$15.68 - 19.59	6.5	1,455,178	$18.14	904,019	$17.95
$19.60 - 23.51	3.4	135,321	$22.77	128,655	$22.89
$23.52 - 27.43	8.1	755,630	$25.82	251,235	$26.44
$27.44 - 31.35	4.0	358,441	$29.32	358,441	$29.32
$31.36 - 35.27	5.3	23,052	$33.89	10,452	$33.81
$35.28 - 39.20	2.1	97,962	$36.56	97,962	$36.56

		2,878,251		1,791,764

        Disclosure of pro forma information regarding net earnings and earnings per share as if the Company had accounted for its stock options granted subsequent to December 31, 1994, under a fair value method is required. The "fair value" for these options at the date of grant was estimated using the Black-Scholes option pricing model.

        The assumptions used in this valuation are as follows:

	Year ended December 31,
	2002	2001	2000
Risk-free interest rate	5.2%	5.5%	5.4%
Dividend yield	—	—	—
Stock volatility	45.6%	33.6%	32.9%
Average expected life (years)	7.2	6.7	7.8
Forfeiture rate	7.8%	9.0%	9.2%

        The options granted had a weighted average fair value per share on date of grant of $11.70 in 2002, $12.40 in 2001, and $8.63 in 2000. For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting periods.

	Year ended December 31,
	2002	2001	2000
	(Amounts in thousands, except per share amounts)
Net earnings (loss), as reported	$53,025	$(1,497)	$13,241
Restricted stock compensation expense included in net earnings (loss), net of related tax effects	472	842	687
Less: Stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(3,562)	(3,713)	(4,505)

Pro forma net earnings (loss)	$49,935	$(4,368)	$9,423
Earnings (loss) per share (basic and diluted):
As reported	$1.02	$(0.04)	$0.35
Pro forma	$0.96	$(0.11)	$0.25

        Because the determination of the fair value of all options granted includes an expected volatility factor and because additional option grants are expected to be made each year, the above pro forma disclosures are not representative of pro forma effects for future years.

RESTRICTED STOCK PLANS

        The Company also has restricted stock plans that authorize the Company to grant up to 5,742 additional shares of common stock to employees and non-employee directors. In general, the restrictions on the shares do not lift for a period of at least one but not more than ten years and are subject to forfeiture during the restriction period. The intrinsic value of the shares, which is typically the product of share price at the date of grant and the number of shares granted, is amortized on a straight line basis to compensation expense over the periods in which the restrictions lapse. Any cumulative recognized expense related to restricted stock forfeited is reversed from income during the period of forfeiture.

        The following table summarizes information regarding the restricted stock plans:

	Year ended December 31,
	2002	2001	2000
Shares granted during the year	31,100	27,700	26,645
Weighted average grant date fair value per share	$27.20	$25.49	$13.42
Compensation expense, net of forfeitures of previously recognized expense (in thousands)	$719	$1,320	$1,041
Unexpired shares with unmet restrictions at December 31	79,232	123,658	186,798

NOTE 8: DERIVATIVES AND HEDGING ACTIVITIES

        The Company enters into forward contracts to hedge its risk associated with transactions denominated in foreign currencies. The Company's risk management and derivatives policy specify the conditions in which the Company enters into derivative contracts. As of December 31, 2002 and 2001, the Company had approximately $48.6 million and $69.4 million, respectively, of notional amount in outstanding contracts with third parties. As of December 31, 2002, the maximum length of any forward contract currently in place was less than one year. The fair value of outstanding forward contracts at December 31, 2002 and 2001 was $3.3 million and $(0.3) million, respectively.

        The Company, also as part of its risk management program, enters into interest rate swap agreements to hedge its exposure to floating interest rates on certain portions of its debt. As of December 31, 2002 and 2001, the Company had $125.0 million and $150.0 million, respectively, of notional amount in outstanding interest rate swaps with third parties. As of December 31, 2002, the maximum length of any interest rate contract currently in place was approximately four years. At

December 31, 2002 and 2001, the fair value of the interest rate swap agreements was a liability of $9.8 million and $6.3 million, respectively.

        The Company is exposed to risk from credit-related losses resulting from nonperformance by counterparties to its financial instruments. The Company performs credit evaluations of its counterparties under forward contracts and interest rate swap agreements and expects all counterparties to meet their obligations and has not experienced credit losses from its counterparties.

        The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, on January 1, 2001. In accordance with the transition provisions of SFAS 133, the Company recorded a net $0.8 million cumulative-effect adjustment in other comprehensive income representing the fair value of hedging instruments as of January 1, 2001 after deferred tax of $0.5 million. The net asset amount of $1.3 million consists of a $3.4 million asset related to foreign currency forward contracts, offset by a liability of $2.1 million related to interest rate swap agreements.

        Hedging related transactions, recorded to other comprehensive income (expense), net of deferred taxes, are summarized below:

	Other Comprehensive Income (Expense)
	2002(1)	2001(1)
	(Amounts in thousands)
Recognize fair value at January 1, 2001 of:
Interest rate swap agreements	$—	$(1,355)
Forward contracts	—	2,195
Reclassification to earnings for settlements during the year:
Interest rate swap agreements	4,336	1,205
Forward contracts	177	660
Change in fair value:
Interest rate swap agreements	(6,603)	(3,790)
Forward contracts	1,929	(3,060)

Year ended December 31	$(161)	$(4,145)

(1)
Assumes an income tax rate of 37.0%

        The following amounts net of deferred taxes represent the expected recognition into income for the Company's hedging contracts:

	Interest Rate Swap	Forward Contracts	Total
	(Amounts in millions)
2003	$(4.0)	$3.3	$(0.7)
2004	(2.6)	—	(2.6)
2005	(1.6)	—	(1.6)
2006	(1.6)	—	(1.6)
2007	—	—	—
Thereafter	—	—	—

Total	$(9.8)	$3.3	$(6.5)

NOTE 9: DETAILS OF CERTAIN CONSOLIDATED BALANCE SHEET CAPTIONS

        The following tables present financial information of certain consolidated balance sheet captions. The increases in the balances generally relate to the IFC acquisition in May 2002.

PROPERTY, PLANT AND EQUIPMENT

        Property, plant and equipment were:

	December 31,
	2002	2001
	(Amounts in thousands)
Land	$56,468	$46,655
Buildings, improvements, furniture and fixtures	369,895	344,682
Machinery, equipment, capital leases and construction in progress	386,748	266,094

	813,111	657,431
Less: Accumulated depreciation	(348,663)	(295,043)

Net property, plant and equipment	$464,448	$362,388

OTHER ASSETS

        Other assets were:

	December 31,
	2002	2001
	(Amounts in thousands)
Deferred tax assets	$7,572	$61,205
Investments in unconsolidated affiliates	34,753	18,713
Prepaid financing fees	22,216	31,787
Deferred compensation funding	15,564	16,250
Other	22,091	17,239

Total	$102,196	$145,194

ACCRUED LIABILITIES

        Accrued liabilities were:

	December 31,
	2002	2001
	(Amounts in thousands)
Wages, compensation, and other benefits	$97,655	$84,161
Restructuring costs	16,394	5,521
Interest expense	13,836	17,199
Commissions and royalties	6,853	3,372
Progress billings in excess of accumulated costs	4,179	13,747
Other	83,880	69,768

Total	$222,797	$193,768

RETIREMENT BENEFITS AND OTHER LIABILITIES

        Retirement benefits and other liabilities were:

	December 31,
	2002	2001
	(Amounts in thousands)
Retirement benefits	$277,066	$146,761
Deferred taxes	3,469	61,189
Deferred compensation	7,149	10,752
Other	16,533	9,261

Total	$304,217	$227,963

NOTE 10: DEBT AND LEASE OBLIGATIONS

        Debt, including capital lease obligations, consisted of:

	December 31,
	2002	2001
	(Amounts in thousands)
Term Loan Tranche A, interest rate of 3.94% and 5.19% (Euro) in 2002 and 4.69%, 4.88% and 5.06% in 2001	$259,265	$257,078
Term Loan Tranche B, interest rate of 5.63% and 5.81% in 2001	—	469,842
Term Loan Tranche C, interest rate of 4.19% in 2002	580,473	—
Senior Subordinated Notes net of discount, interest rate of 12.25%	253,988	243,370
Revolving credit agreement, interest rate of 3.94% in 2002 and 4.69% in 2001	—	70,000
Capital lease obligations and other	632	455

	1,094,358	1,040,745
Less amounts due within one year	38,610	44,523

Total debt due after one year	$1,055,748	$996,222

        Maturities of debt, including capital lease obligations, for the next five years and beyond are:

	Term Loans	Senior Subordinated Notes	Capital Leases & Other	Total
	(Amounts in thousands)
2003	$38,564	$—	$46	$38,610
2004	81,176	—	172	81,348
2005	86,365	—	—	86,365
2006	63,196	—	—	63,196
2007	83,641	—	—	83,641
Thereafter	486,796	253,988	414	741,198

Total	$839,738	$253,988	$632	$1,094,358

Senior Credit Facilities

        During the second quarter of 2002, in connection with the IFC acquisition, the Company amended and restated its senior credit facilities, to provide for:

  •
  an incremental Tranche A term loan in an aggregate principal amount of $95.3 million; and

  •
  a new Tranche C term loan facility of $700 million, to be used to repay all of the existing Tranche B term loan facility of $468.8 million, repay $11.3 million of the existing Tranche A term loan, reduce the then outstanding balance on the revolving credit facility by $40 million and provide funds to be used to finance the IFC acquisition.

        As part of the amended and restated senior credit facility, several covenants were modified, including various financial ratios, interest rates were adjusted and other terms of the facility were changed primarily to allow for the IFC acquisition. The senior credit facilities are collateralized by substantially all of the Company's domestic assets and a pledge of 65% of the stock of the foreign subsidiaries.

        The term loans require scheduled principal payments, which began on June 30, 2001 for the Tranche A loan and on December 31, 2002 for the Tranche C loan. The Tranche A and Tranche C loans have ultimate maturities of June 2006 and    June 2009, respectively. The term loans bear floating interest rates based on LIBOR plus a borrowing spread, or the prime rate plus a borrowing spread, at the option of the Company. The borrowing spread for the senior credit facilities can increase or decrease based on the leverage ratio as defined in the credit facility agreement and on the Company's public debt ratings. In 2002, the Company made $33.8 million of mandatory and $170 million of optional principal repayments on the term loans. Additionally, during 2002 the Company repaid the $70 million outstanding at December 31, 2001 under the revolving credit agreement.

        As a result of the $170 million of optional debt prepayments during 2002, a portion of previously paid deferred financing fees were written off and recognized as an extraordinary loss of $1.1 million, after tax consideration, summarized as follows:

	3rd Quarter	4th Quarter	Total
	(Amounts in millions)
Optional prepayment	$70.0	$100.0	$170.0
Extraordinary loss (net of tax)	0.5	0.6	1.1(1)

(1)
Does not include the $6.3 million extraordinary loss associated with repayment of Tranche B during the second quarter of 2002, which resulted in total extraordinary losses of $7.4 million.

        Under the senior credit facilities, the Company also has a $300 million revolving credit facility that expires in June 2006. The revolving credit facility also allows the Company to issue up to $200 million in letters of credit. As of December 31, 2002, there were no amounts outstanding under the revolving credit facility, whereas $70 million was outstanding at December 31, 2001. The Company had issued $51.8 million and $27.4 million of letters of credit under the facility, which reduced borrowing capacity of the facility to $248.2 million and $202.6 million at December 31, 2002 and 2001, respectively.

        The Company is required, under certain circumstances as defined in the credit facility, to use a percentage of excess cash generated from operations to reduce the outstanding principal of the term loans in the following year. No additional principal payments are due in 2003 under this provision.

Senior Subordinated Notes

        At December 31, 2002, the Company had $188.5 million and EUR 65 million (equivalent to $68.25 million) face value of Senior Subordinated Notes outstanding. These notes were issued during 2000 by the Company and its Dutch subsidiary, Flowserve Finance B.V. At the date of issuance, the Senior Subordinated Notes, due in August 2010, resulted in proceeds of $285.9 million (U.S. dollar Notes) or $290.0 million face amount less discount of $4.1 million and EUR 98.6 million (Euro Notes) or EUR 100 million face amount less discount of EUR 1.4 million, which then equated to $89.2 million. The U.S. dollar Notes and the Euro Notes are general unsecured obligations of the Company and of Flowserve Finance B.V., respectively, subordinated in right of payment to all existing and future senior indebtedness of the Company and of Flowserve Finance B.V., respectively, and guaranteed on a full, unconditional, joint and several basis by the Company's wholly-owned domestic subsidiaries and, in the case of the Euro Notes, by the Company.

        The Senior Subordinated notes were originally issued at a discount to yield 12.5%, but bear interest at 12.25%. Approximately one-third of these Senior Subordinated Notes were repurchased at a premium in 2001 utilizing proceeds of an equity offering, under which approximately 6.9 million shares of its common stock were issued for net proceeds of approximately $154 million. Proceeds under the offering were used to:

  •
  prepay $101.5 million of the U.S. dollar tranche;

  •
  prepay EUR 35 million ($31 million) of the Euro tranche of the senior subordinated notes; and

  •
  pay associated prepayment premiums and other direct costs.

        During 2001, as a result of the repurchase, the Company recorded an extraordinary item of $17.9 million, net of $7.1 million of tax, which represented the sum of the prepayment premiums, other direct costs, and the write-off of unamortized prepaid financing fees and discount for the portion of these notes that was prepaid.

        Beginning in August 2005, all remaining Senior Subordinated Notes outstanding become callable by the Company at 106.125% of face value. Interest on the Notes is payable semi-annually in February and August.

Debt Covenants and Other Matters

        The provisions of the Company's senior credit facilities require it to meet or exceed specified defined financial covenants, including a leverage ratio, an interest coverage ratio, and a fixed charge coverage ratio. Further, the provisions of these and other debt agreements generally limit or restrict indebtedness, liens, sale and leaseback transactions, asset sales, and payment of dividends, capital expenditures, and other activities. As of December 31, 2002, the Company was in compliance with all covenants under its debt facilities.

        In 2000, the Company recorded an extraordinary item of $2.1 million, which is net of tax of $1.2 million, for prepayment premiums and the write-off of prepaid financing fees associated with the prepayment of certain long-term debt.

Operating Leases

        The Company has noncancelable operating leases for certain offices, service and quick response centers, certain manufacturing and operations facilities and machinery, equipment and automobiles. Rental expense relating to operating leases was $22,964 in 2002, $14,041 in 2001 and $13,020 in 2000.

        The future minimum lease payments due under noncancelable operating leases are:

2003	$20,614
2004	14,570
2005	10,429
2006	6,071
2007	4,220
Thereafter	4,644

Total	$60,548

NOTE 11: RETIREMENT AND POSTRETIREMENT BENEFITS

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

DOMESTIC DEFINED BENEFIT PLANS

        Net defined benefit pension expense for domestic pension plans (including both qualified and nonqualified plans) was:

	Year ended December 31,
	2002	2001	2000
	(Amounts in thousands)
Service cost-benefits earned during the period	$13,050	$9,550	$8,753
Interest cost on projected benefit obligations	15,970	16,169	15,396
Expected return on plan assets	(18,874)	(20,346)	(19,996)
Settlement/curtailment of benefits	570	—	—
Amortization of unrecognized prior service benefit	(1,408)	(1,292)	(1,313)
Amortization of unrecognized net loss (gain)	427	—	(404)
Special termination expense	—	—	5,210

Domestic pension expense	$9,735	$4,081	$7,646

        The special termination expense in 2000 represented costs relating to a plant closure and as such, were recorded as restructuring expense in the consolidated statements of operations.

        The following table reconciles the domestic plans' funded status to amounts recognized in the Company's consolidated balance sheets:

	December 31,
	2002	2001	2000
	(Amounts in thousands)
Accumulated benefit obligations	$246,715	$238,163	$225,564
Plan assets, at fair value	141,048	191,017	225,659

Funded status	(105,667)	(47,146)	95
Unrecognized net loss	95,079	46,388	6,884
Unrecognized prior service benefit	(16,170)	(19,031)	(20,810)
Minimum pension liability	(49,407)	(17,111)	(1,019)
Deferred tax asset	(29,085)	(10,125)	—

Net pension liability	$(105,250)	$(47,025)	$(14,850)

Discount rate	6.75%	7.0%	7.5%
Rate of increase in compensation levels	4.5%	4.5%	4.5%
Long-term rate of return on assets	9.0%	9.5%	9.5%

        During 2002, the Company increased its additional minimum liability by $32.3 million, net of tax, as a component of other comprehensive expense. This additional liability resulted from the market performance of the assets during 2002 and the increase in employees participating in the plans resulting from the IFC, IDP and Invatec acquisitions. The Company increased its additional minimum liability by $16.2 million in 2001 for similar acquisition-related and asset performance reasons.

        Based on the results of pension plan and asset returns during 2002 and on the likely return over the intermediate future, the Company reduced its assumption for the rate of return of such assets from 9.5% to 9.0% for 2002. Similarly, the Company reduced the discount rate from 7.0% to 6.75% to reflect current and intermediate outlook for prevailing rates. The Company continues to evaluate its assumptions for asset returns and discount rates based on prevailing economic factors, and plans to reduce the rate of return on plan assets in 2003 to a range between 8.5% to 8.75%. Additionally, the Company anticipates contributing a minimum of $16.8 million up to $47.7 million to its domestic pension plan during 2003.

        The following is a reconciliation of the domestic plans' defined benefit pension obligations:

	Year ended December 31,
	2002	2001	2000
	(Amounts in thousands)
Beginning benefit obligations	$238,163	$225,564	$203,761
Service cost	13,050	9,550	8,753
Interest cost	15,970	16,169	15,396
Acquisitions	4,070	—	—
Curtailment of benefits	174	—	—
Plan amendments	640	346	(842)
Actuarial loss	5,095	10,429	11,323
Benefits paid	(30,447)	(26,011)	(18,037)
Special termination costs	—	2,116	5,210

Ending benefit obligations	$246,715	$238,163	$225,564

        The special termination costs in 2001 and 2000 represent a liability assumed in the acquisition of IDP that was reclassified from the restructuring reserve.

        The following is a reconciliation of the domestic plans' defined benefit pension assets:

	Year ended December 31,
	2002	2001	2000
	(Amounts in thousands)
Beginning plan assets	$191,017	$225,659	$233,722
(Loss) return on plan assets	(26,343)	(9,002)	9,391
Company contributions	4,593	371	583
Acquisitions	2,228	—	—
Benefits paid	(30,447)	(26,011)	(18,037)

Ending plan assets	$141,048	$191,017	$225,659

FOREIGN DEFINED BENEFIT PLANS

        Net defined benefit pension expense for foreign pension plans was:

	Year ended December 31,
	2002	2001	2000
	(Amounts in thousands)
Service cost-benefits earned during the period	$1,641	$1,839	$1,506
Interest cost on projected benefit obligations	5,244	2,703	1,193
Expected return on plan assets	(3,625)	(2,955)	(1,460)
Curtailment	7	50	—
Amortization of unrecognized net (gain) loss	402	(47)	(55)

Foreign pension expense	$3,669	$1,590	$1,184

        The following table reconciles the foreign plans' funded status to amounts recognized in the Company's consolidated balance sheets:

	December 31,
	2002	2001	2000
	(Amounts in thousands)
Accumulated benefit obligations	$120,181	$44,898	$46,036
Plan assets, at fair value	42,420	33,384	37,593

Funded status	(77,761)	(11,514)	(8,443)
Unrecognized net transition asset	—	—	(55)
Minimum pension liability	(10,782)	(131)	(131)
Deferred tax liability	(6,331)	—	—
Unrecognized net loss	21,103	6,104	1,896

Net pension liability	$(73,771)	$(5,541)	$(6,733)

Discount rate	5.79%	6.15%	5.99%
Rate of increase in compensation levels	3.1%	3.3%	3.4%
Long-term rate of return on assets	8.1%	8.0%	7.7%

        The increase in the benefit obligations during 2002 predominately reflects the obligations assumed under the IFC acquisition. During 2002 the Company increased its additional minimum liability by $10.6 million, net of tax, as a component of other comprehensive expense. This additional liability resulted from the market performance of the assets during 2002 and the increase in employees participating in the plans resulting from the IFC acquisition.

        The following is a reconciliation of the foreign plans' defined benefit pension obligations:

	Year ended December 31,
	2002	2001	2000
	(Amounts in thousands)
Beginning benefit obligations	$44,898	$46,036	$4,984
Acquisitions	55,795	—	39,650
Service cost	1,641	1,839	1,507
Interest cost	5,244	2,703	1,193
Employee contributions	519	568	385
Curtailments	—	(3,606)	—
Actuarial loss (gain)	2,201	1,706	(820)
Benefits paid	(4,466)	(2,481)	(1,162)
Foreign exchange impact	14,349	(1,867)	299

Ending benefit obligations	$120,181	$44,898	$46,036

        The following is a reconciliation of the foreign plans' defined benefit pension assets:

	Year ended December 31,
	2002	2001	2000
	(Amounts in thousands)
Beginning plan assets	$33,384	$37,593	$5,411
Acquisitions	9,427	—	33,689
Employee contributions	519	568	385
Company contributions	4,536	2,194	904
Foreign exchange impact	3,828	(1,165)	(285)
Return (loss) on plan assets	(4,808)	(3,325)	(1,651)
Benefits paid	(4,466)	(2,481)	(860)

Ending plan assets	$42,420	$33,384	$37,593

DISCLOSURES FOR DEFINED BENEFIT PLANS WITH ACCUMULATED BENEFIT OBLIGATIONS IN EXCESS OF PLAN ASSETS

        The following summarizes key combined domestic and foreign pension plan information:

	December 31,
	2002	2001	2000
	(Amounts in thousands)
Accumulated benefit obligation	$366,896	$279,593	$19,411
Fair value of plan assets	183,468	224,401	213

DEFINED CONTRIBUTION PLANS

        The Company sponsors several defined contribution plans covering substantially all domestic and Canadian employees and certain other foreign employees. Employees may contribute to these plans, and these contributions are matched in varying amounts by the Company. The Company may also make additional contributions for eligible employees. Defined contribution plan expense for the Company was $6,633 in 2002, $9,421 in 2001, and $7,324 in 2000.

POSTRETIREMENT MEDICAL PLANS

        The Company also sponsors several defined benefit postretirement health care plans covering most current and a limited number of future retirees in the United States. These plans are for medical and dental benefits and are administered through insurance companies and health maintenance organizations. The plans include participant contributions, deductibles, co-insurance provisions and other limitations, and are integrated with Medicare and other group plans. The plans are funded by the Company as insured benefits and health maintenance organization premiums are incurred. The benefits are no longer available to new employees and most existing employees.

        Net postretirement benefit expense is comprised of:

	Year ended December 31,
	2002	2001	2000
	(Amounts in thousands)
Service cost—benefits earned during the period	$292	$246	$869
Interest cost on accumulated postretirement benefit obligation	6,839	6,630	4,707
Amortization of unrecognized prior service benefit	(2,685)	(2,306)	(2,002)
Amortization of net loss	1,065	—	—
Curtailment	—	—	5,904

Postretirement benefit expense	$5,511	$4,570	$9,478

        The following is a reconciliation of the accumulated postretirement benefits obligations:

	Year ended December 31,
	2002	2001	2000
	(Amounts in thousands)
Beginning accumulated postretirement benefit obligations	$103,440	$89,331	$49,045
Service cost	292	246	869
Interest cost	6,839	6,630	4,707
Curtailment	—	—	11,537
Plan amendments	(14,362)	—	(3,000)
Acquisition	1,076	—	25,000
Actuarial loss	2,345	15,661	5,441
Benefits paid	(7,960)	(8,428)	(4,268)

Ending accumulated postretirement benefit obligations	$91,670	$103,440	$89,331

        During 2002, the Company renegotiated certain of its union contracts which limited the Company's obligation for postretirement medical costs. The effect of this change will generally reduce expenses in future periods.

        Effective with the purchase of IDP on August 8, 2000, the Company assumed postretirement liabilities for all former eligible IDP active employees as of the date of the purchase. In connection with the restructuring plans announced in 2000, a curtailment liability of $11.5 million was recognized to reflect termination related postretirement obligations. Of this amount, $5.9 million was included in restructuring expense as it related to former Flowserve employees and $5.6 million was included in goodwill as it related to former IDP employees.

        The following table presents the components of postretirement benefit amounts recognized in the Company's consolidated balance sheets:

	December 31,
	2002	2001	2000
	(Amounts in thousands)
Accumulated postretirement benefit obligations	$91,670	$103,440	$89,331
Unrecognized prior service benefit	23,272	11,595	14,014
Unrecognized net loss	(21,033)	(19,753)	(4,205)

Accrued postretirement benefits	$93,909	$95,282	$99,140

Discount rate	6.75%	7.0%	7.5%

        The assumed ranges for the annual rates of increase in per capita costs for periods prior to Medicare were 10.0% for 2002 and 2001 and a gradual decrease to 5.0% for 2007 and future years.

        Increasing the assumed rate of increase in postretirement medical benefit costs by 1% in each year would increase net postretirement benefit expense by approximately $450 and accumulated postretirement benefit obligation by $6,443. Reducing the assumed rate of postretirement medical benefit costs by 1% in each year would reduce net postretirement benefit expense by approximately $416 and accumulated benefit obligations by $5,967.

        The Company made contributions to the defined benefit postretirement medical plans of $7,960 in 2002, $8,428 in 2001 and $4,268 in 2000.

NOTE 12: CONTINGENCIES

        As of December 31, 2002, the Company was involved as a "potentially responsible party" (PRP) at two former public waste disposal sites that may be subject to remediation under pending government procedures. The sites are in various stages of evaluation by federal and state environmental authorities. The projected cost of remediating these sites, as well as the Company's alleged "fair share" allocation, is uncertain and speculative until all studies have been completed and the parties have either negotiated an amicable resolution or the matter has been judicially resolved. At each site, there are many other parties who have similarly been identified, and the identification and location of additional parties is continuing under applicable federal or state law. Many of the other parties identified are financially strong and solvent companies that appear able to pay their share of the remediation costs. Based on the Company's preliminary information about the waste disposal practices at these sites and the environmental regulatory process in general, the Company believes that it is likely that ultimate remediation liability costs for each site will be apportioned among all liable parties, including site owners and waste transporters, according to the volumes and/or toxicity of the wastes shown to have been disposed of at the sites.

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

        The Company is also a defendant in several other product liability lawsuits that are insured, subject to the applicable deductibles, and certain other noninsured lawsuits received in the ordinary course of business. Management believes that the Company has adequately accrued estimated losses for such lawsuits. No insurance recovery has been projected for any of the insured claims, because management currently believes that all will be resolved within applicable deductibles. The Company is also a party to other noninsured litigation that is incidental to its business, and, in management's opinion, will be resolved without a material adverse impact on the Company's financial statements.

        Although none of the aforementioned potential liabilities can be quantified with absolute certainty, the Company has established reserves covering these possible exposures, which management believes are reasonable based on past experience and available facts. While additional exposures beyond these reserves could exist, none gives rise to any additional liability that can now be reasonably estimated, and the Company believes any such costs will not have a material adverse impact on the Company. The Company will continue to evaluate these potentially additional contingent loss exposures and, if they develop, recognize expense as soon as such losses can be reasonably estimated.

NOTE 13: WARRANTY RESERVE

        The following is a summary of the activity in the Company's warranty reserve during 2002:

2002
Balance at the beginning of the year	$15,098
Accruals during the year for warranty expense	20,625
Additions via acquisition	1,070
Settlements made during the year	(21,364)

Balance at the end of the year	$15,429

NOTE 14: SHAREHOLDERS' EQUITY

        Each share of the Company's common stock contains a preferred stock purchase right. These rights are not currently exercisable and trade in tandem with the common stock. The rights become exercisable and trade separately in the event of certain significant changes in common stock ownership or on the commencement of certain tender offers that, in either case, may lead to a change of control of the Company. Upon becoming exercisable, the rights provide shareholders the opportunity to acquire a new series of the Company's preferred stock to be then automatically issued at a pre-established price. In the event of certain forms of acquisition of the Company, the rights also provide Company shareholders the opportunity to purchase shares of the acquiring Company's common stock from the acquirer at a 50% discount from the current market value. The rights are redeemable for $0.022 per right by the Company at any time prior to becoming exercisable and will expire in August 2006.

NOTE 15: INCOME TAXES

        The provision (benefit) for income taxes consisted of the following:

	Year ended December 31,
	2002	2001	2000
	(Amounts in thousands)
Current:
U.S. federal	$(22,384)	$—	$(98)
Non-U.S.	17,868	20,992	8,775
State and local	1,035	373	1,097

Total current	(3,481)	21,365	9,774

Deferred:
U.S. federal	23,288	(24,919)	(2,924)
Non-U.S.	7,565	6,545	(455)
State and local	(27)	(865)	319

Total deferred	30,826	(19,239)	(3,060)

Total provision	$27,345	$2,126	$6,714

        The provision (benefit) for income taxes is included in the consolidated financial statements as follows:

	Year ended December 31,
	2002	2001	2000
	(Amounts in thousands)
Earnings before extraordinary items	$31,674	$9,275	$7,876
Extraordinary items	(4,329)	(7,149)	(1,162)

Total provision	$27,345	$2,126	$6,714

        During 2002, the Company recorded an extraordinary item for costs totaling $11.7 million associated with the prepayment of long-term debt. The $4.3 million tax benefit on the extraordinary item reflects a federal and state benefit at 37.0%.

        The provision for income taxes on earnings before extraordinary items was different from the statutory corporate rate due to the following:

	Year ended December 31,
	2002	2001	2000
	(Amounts in thousands)
U.S. federal income tax rate	35.0%	35.0%	35.0%
Non-U.S. tax rate differential and utilization of operating loss carryforwards	1.6	1.9	1.2
State and local income taxes, net	0.7	(0.5)	4.5
Utilization of tax credits	—	(0.2)	(6.5)
Extraterritorial income exclusion	(4.1)	2.3	(4.8)
Goodwill	—	5.3	4.6
Meals and entertainment	1.1	4.3	4.0
Equity in income of unconsolidated subsidiaries	—	(3.1)	(5.3)
Tax contingencies	2.5	(12.5)	—
Other, net	(2.4)	3.7	1.3

Effective tax rate	34.4%	36.2%	34.0%

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's consolidated deferred tax assets and liabilities were:

	December 31,
	2002	2001
	(Amounts in thousands)
Deferred tax assets related to:
Retirement benefits	$77,478	$55,688
Net operating loss carryforwards	20,880	35,255
Compensation accruals	14,344	7,147
Inventories	9,878	4,690
Credit carryforwards	26,187	35,797
Loss on dispositions	1,962	1,693
Warranty and accrued liabilities	2,503	5,915
Restructuring charge	4,511	4,117
Other	—	—

Total deferred tax assets	157,743	150,302
Valuation allowances	(17,634)	(18,603)

Net deferred tax assets	$140,109	$131,699

Deferred tax liabilities related to:
Property, plant and equipment	$39,616	$38,736
Goodwill	41,821	30,341
Reserve for open tax years and other	21,845	27,370

Total deferred tax liabilities	$103,282	$96,447

Deferred tax assets, net	$36,827	$35,252

        The Company has recorded valuation allowances to reflect the estimated amount of deferred tax assets that may not be realized due to the expiration of net operating loss and foreign tax credit carryforwards. The decrease in the valuation allowances during 2002 was primarily attributable to the Company's ability to use foreign tax credit carryforwards. The Company had approximately $59.7 million of net operating loss carryforwards at December 31, 2002, of which approximately 86% was generated outside the United States of America. Net operating losses generated in the United States will begin to expire in 2017, if unused. Additionally, the Company had approximately $25.8 million of foreign tax credit carryforwards at December 31, 2002, which expire in 2005 through 2006 if unused.

        Earnings before income taxes comprised:

	Year ended December 31,
	2002	2001	2000
	(Amounts in thousands)
U.S.	$12,622	$(51,694)	$1,114
Non-U.S.	79,448	77,323	22,070

Total	$92,070	$25,629	$23,184

        Undistributed earnings of the Company's non-U.S. subsidiaries amounted to approximately $226.4 million at December 31, 2002. These earnings are considered to be indefinitely reinvested and, accordingly, no additional United States income taxes or non-U.S. withholding taxes have been provided. Determination of the amount of additional taxes that would be payable if such earnings were not considered indefinitely reinvested is not practical.

NOTE 16: SEGMENT INFORMATION

        The Company is principally engaged in the worldwide design, manufacture, distribution and service of industrial flow management equipment. The Company provides pumps, valves and mechanical seals primarily for the petroleum industry, the chemical-processing industry, power-generation industry, water industry, general industry and other industries requiring flow management products.

        The Company has the following three divisions, each of which constitutes a business segment:

  •
  Flowserve Pump Division;

  •
  Flow Solutions Division; and

  •
  Flow Control Division.

        Each division manufactures different products and is defined by the type of products and services provided. Each division has a President, who reports directly to the Chief Executive Officer, and a Division Controller, who reports directly to the Division President and the Chief Financial Officer. For decision-making purposes, the Chief Executive Officer and other members of upper management use financial information generated and reported at the division level. The Company's corporate headquarters does not constitute a separate division or business segment.

        Amounts classified as All Other include the corporate headquarters costs and other minor entities that are not considered separate segments. The Company evaluates segment performance and allocates resources based on profit or loss excluding integration expenses, restructuring expense, interest expense, other income or expense, income taxes, extraordinary items, and in 2002 a one-time purchase accounting adjustment associated with the write-up and subsequent sale of acquired inventory. Intersegment sales and transfers are recorded at cost plus a profit margin.

        Effective July 1, 2002, the Company realigned its operating segments. Under the new organization, the Flow Solutions Division includes the Company's seal operations, while the Company's pump and valve service businesses (previously included in the Flow Solutions Division) have been included, as appropriate, in the Flowserve Pump Division and Flow Control Division, respectively. Segment information for all periods presented herein have been reported under the new organization structure.

Year ended December 31, 2002	Flowserve Pump	Flow Solutions	Flow Control	Subtotal Reportable Segments	All Other	Consolidated Total
	(Amounts in thousands)
Sales to external customers	$1,199,087	$327,130	$719,113	$2,245,330	$6,001	$2,251,331
Intersegment sales	5,517	23,537	7,247	36,301	(36,301)	—
Segment operating income (before special items)(1)	134,731	64,684	48,421	247,836	(33,988)	213,848
Depreciation and amortization	30,374	7,189	22,456	60,019	5,294	65,313
Identifiable assets	$1,370,153	$182,984	$991,100	$2,544,237	$63,428	$2,607,665
Capital expenditures	12,145	3,066	11,104	26,315	4,560	30,875
Year ended December 31, 2001	Flowserve Pump	Flow Solutions	Flow Control	Subtotal Reportable Segments	All Other	Consolidated Total
	(Amounts in thousands)
Sales to external customers	$1,161,250	$308,092	$442,790	$1,912,132	$5,375	$1,917,507
Intersegment sales	8,976	19,917	8,697	37,590	(37,590)	—
Segment operating income (before special items)(2)	144,460	51,501	39,243	235,204	(31,215)	203,989
Depreciation and amortization	44,475	9,451	13,751	67,677	6,178	73,855
Identifiable assets	$1,360,743	$194,255	$357,106	$1,912,104	$139,871	$2,051,975
Capital expenditures	19,307	5,217	8,899	33,423	1,802	35,225
Year ended December 31, 2000	Flowserve Pump	Flow Solutions	Flow Control	Subtotal Reportable Segments	All Other	Consolidated Total
	(Amounts in thousands)
Sales to external customers	$792,630	$310,447	$429,213	$1,532,290	$6,003	$1,538,293
Intersegment sales	15,941	16,966	10,925	43,832	(43,832)	—
Segment operating income (before special items)(3)	89,690	46,580	39,736	176,006	(29,400)	146,606
Depreciation and amortization	30,147	9,511	13,525	53,183	3,854	57,037
Identifiable assets	$1,421,921	$193,247	$343,007	$1,958,175	$151,968	$2,110,143
Capital expenditures	10,915	6,935	5,384	23,234	4,585	27,819

(1)
Special items reflect costs associated with the IFC acquisition including a $5.2 million negative purchase accounting adjustment associated with the required write-up and sale of inventory (recorded as a cost of sales), integration expense of $16.2 million and restructuring expense of $4.3 million.

(2)
Special items reflect integration expense of $63.0 million and restructuring expense of $(1.2) million associated with the acquisition and integration of IDP.

(3)
Special items reflect integration expense of $35.2 million and restructuring expense of $19.4 million associated with the acquisition and integration of IDP.

RECONCILIATION OF SEGMENT INFORMATION TO CONSOLIDATED AMOUNTS

        Significant items from the Company's reportable segments can be reconciled to the consolidated amounts as follows:

	Year ended December 31,
Profit
	2002	2001	2000
	(Amounts in thousands)
Total segment operating income (before special items)	$247,836	$235,204	$176,006
Corporate expenses and other	33,988	31,215	29,400
Net interest expense	92,933	118,072	70,321
Other expense (income)	3,079	(1,547)	(1,474)
Special items:
Purchase accounting adjustment associated with the required write-up of inventory	5,240	—	—
Integration expenses	16,179	63,043	35,211
Restructuring expenses	4,347	(1,208)	19,364

Earnings before income taxes	$92,070	$25,629	$23,184

	Year ended December 31,
Assets
	2002	2001	2000
	(Amounts in thousands)
Total assets for reportable segments	$2,544,237	$1,912,104	$1,958,175
Other assets	128,524	213,175	220,220
Elimination of inter-segment receivables	(65,096)	(73,304)	(68,252)

Total assets	$2,607,665	$2,051,975	$2,110,143

GEOGRAPHIC INFORMATION

        The Company attributes revenues to different geographic areas based on the facilities' location. Long-lived assets are classified based on the geographic area in which the assets are located. Sales related to and investments in identifiable assets by geographic area are as follows:

	Year ended December 31, 2002
	Sales	%	Long-lived Assets	%
	(Amounts in thousands)
United States	$1,171,084	52.0%	$1,248,709	79.6%
Europe	787,910	35.0%	278,748	17.8%
Other(1)	292,337	13.0%	41,604	2.6%

Consolidated total	$2,251,331	100.0%	$1,569,061	100.0%

	Year ended December 31, 2001
	Sales	%	Long-lived Assets	%
	(Amounts in thousands)
United States	$1,095,622	57.1%	$802,835	73.5%
Europe	568,226	29.7%	256,891	23.5%
Other(1)	253,659	13.2%	32,905	3.0%

Consolidated total	$1,917,507	100.0%	$1,092,631	100.0%

	Year ended December 31, 2000
	Sales	%	Long-lived Assets	%
	(Amounts in thousands)
United States	$950,783	61.8%	$877,322	76.6%
Europe	372,442	24.2%	231,530	20.2%
Other(1)	215,068	14.0%	36,262	3.2%

Consolidated total	$1,538,293	100.0%	$1,145,114	100.0%

(1)
Includes Canada, Latin America and Asia Pacific. No individual geographic segment within this group represents 10% or more of consolidated totals.

        Net sales to international customers, including export sales from the United States, represented 56.0%, 48.1% and 38.0% in 2002, 2001 and 2000, respectively.

MAJOR CUSTOMER INFORMATION

        The Company has not received revenues from any customer that represent 10% or more of consolidated revenues for any of the years presented.

NOTE 17: ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

        The following presents the components of accumulated other comprehensive income (loss), net of related tax effects:

	Year ended December 31,
	2002	2001	2000
	(Amounts in thousands)
Foreign currency translation	$(82,014)	$(120,765)	$(83,205)
Minimum pension liability	(60,189)	(17,242)	(1,019)
Hedging derivative instruments	(4,306)	(4,145)	—

Total	$(146,509)	$(142,152)	$(84,224)

NOTE 18: GUARANTOR AND FINANCIAL INFORMATION

        Pursuant to the Senior Subordinated Notes, the following consolidating financial information presents the consolidating balance sheet as of December 31, 2002 and 2001, and the related statements of operations and cash flows for each of the three years in the period ended December 31, 2002 for:

  •
  Flowserve Corporation, the parent;

  •
  Flowserve Finance B.V.;

  •
  the guarantor subsidiaries;

  •
  the nonguarantor subsidiaries; and

  •
  the Company on a consolidated basis.

        The information includes elimination entries necessary to consolidate Flowserve Corporation, the parent, with Flowserve Finance, B.V., and guarantor and nonguarantor subsidiaries.

        Investments in subsidiaries are accounted for by the parent using the equity method of accounting. The guarantor and nonguarantor subsidiaries are presented on a combined basis. The principal elimination entries eliminate investments in subsidiaries and intercompany balances and transactions. Separate financial statements for the guarantor subsidiaries and the nonguarantor subsidiaries are omitted because of immateriality.

CONSOLIDATING STATEMENT OF OPERATIONS

	Year ended December 31, 2002
	Parent	Flowserve Finance B.V.	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated Total
	(Amounts in thousands)
Sales	$—	$—	$1,239,095	$1,113,970	$(101,734)	$2,251,331
Cost of sales	—	—	908,669	758,865	(101,734)	1,565,800

Gross profit	—	—	330,426	355,105	—	685,531
Selling, general and administrative expense	—	—	301,894	175,029	—	476,923
Integration expenses	—	—	14,224	1,955	—	16,179
Restructuring expenses	—	—	2,718	1,629	—	4,347

Operating income	—	—	11,590	176,492	—	188,082
Net interest expense	(13,342)	15,736	80,959	9,580	—	92,933
Other expense (income), net	34	—	(50,692)	53,737	—	3,079
Equity in earnings of subsidiaries	(52,012)	—	—	—	52,012	—

Earnings (loss) before income taxes	65,320	(15,736)	(18,677)	113,175	(52,012)	92,070
Provision (benefit) for income taxes	4,924	1,923	(6,910)	31,737	—	31,674

Net earnings (loss) before extraordinary items	60,396	(17,659)	(11,767)	81,438	(52,012)	60,396
Extraordinary items, net of income taxes	7,371	—	—	—	—	7,371

Net earnings (loss)	$53,025	$(17,659)	$(11,767)	$81,438	$(52,012)	$53,025

CONSOLIDATING STATEMENT OF OPERATIONS

	Year ended December 31, 2001
	Parent	Flowserve Finance B.V.	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated Total
	(Amounts in thousands)
Sales	$—	$—	$1,176,386	$851,043	$(109,922)	$1,917,507
Cost of sales	—	—	826,849	586,028	(109,922)	1,302,955

Gross profit	—	—	349,537	265,015	—	614,552
Selling, general and administrative expense	—	—	271,915	138,648	—	410,563
Integration expenses	—	—	50,187	12,856	—	63,043
Restructuring expenses	—	—	(1,108)	(100)	—	(1,208)

Operating income	—	—	28,543	113,611	—	142,154
Net interest expense	19,269	2,174	86,731	9,898	—	118,072
Other expense (income), net	—	2	(29,046)	27,497	—	(1,547)
Equity in earnings of subsidiaries	(22,814)	—	—	—	22,814	—

Earnings (loss) before income taxes	3,545	(2,176)	(29,142)	76,216	(22,814)	25,629
Provision (benefit) for income taxes	(7,130)	—	(10,782)	27,187	—	9,275

Net earnings (loss) before extraordinary items	10,675	(2,176)	(18,360)	49,029	(22,814)	16,354
Extraordinary items, net of income taxes	(12,172)	(5,679)	—	—	—	(17,851)

Net earnings (loss)	$(1,497)	$(7,855)	$(18,360)	$49,029	$(22,814)	$(1,497)

CONSOLIDATING STATEMENT OF OPERATIONS

	Year ended December 31, 2000
	Parent	Flowserve Finance B.V.	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated Total
	(Amounts in thousands)
Sales	$151,825	$—	$857,475	$611,117	$(82,124)	$1,538,293
Cost of sales	116,703	—	582,238	414,564	(82,124)	1,031,381

Gross profit	35,122	—	275,237	196,553	—	506,912
Selling, general and administrative expense	54,899	—	190,989	114,418	—	360,306
Integration expenses	6,346	—	16,822	12,043	—	35,211
Restructuring expenses	9,064	—	2,564	7,736	—	19,364

Operating income (loss)	(35,187)	—	64,862	62,356	—	92,031
Net interest expense	26,980	343	34,799	5,862	2,337	70,321
Other (income) expense, net	(2,918)	—	(36,881)	40,662	(2,337)	(1,474)
Equity in earnings of subsidiaries	(51,709)	—	—	—	51,709	—

Earnings (loss) before income taxes	(7,540)	(343)	66,944	15,832	(51,709)	23,184
Provision (benefit) for income taxes	(21,910)	—	26,618	3,168	—	7,876

Net earnings (loss) before extraordinary items	14,370	(343)	40,326	12,664	(51,709)	15,308
Extraordinary items, net of income taxes	(1,129)	—	(938)	—	—	(2,067)

Net earnings (loss)	$13,241	$(343)	$39,388	$12,664	$(51,709)	$13,241

CONSOLIDATING BALANCE SHEET

	December 31, 2002
	Parent	Flowserve Finance B.V.	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated Total
	(Amounts in thousands)
Current assets:
Cash and cash equivalents	$—	$—	$6,937	$42,356	$—	$49,293
Intercompany receivables	181,156	3,822	48,691	49,962	(283,631)	—
Accounts receivable, net	—	1	222,112	268,698	—	490,811
Inventories	—	—	232,406	198,837	—	431,243
Deferred taxes	—	—	24,520	1,940	—	26,460
Prepaid expenses	—	—	18,629	14,596	—	33,225

Total current assets	181,156	3,823	553,295	576,389	(283,631)	1,031,032
Property, plant and equipment, net	—	—	244,298	220,150	—	464,448
Investment in subsidiaries	377,949	296,065	514,853	—	(1,188,867)	—
Intercompany receivables	1,219,430	82,532	330,260	220,422	(1,852,644)	—
Goodwill	—	—	665,321	168,171	—	833,492
Other intangible assets, net	—	—	146,967	29,530	—	176,497
Other assets	19,468	2,748	48,191	31,789	—	102,196

Total assets	$1,798,003	$385,168	$2,503,185	$1,246,451	$(3,325,142)	$2,607,665

Current liabilities:
Accounts payable	$—	$—	$96,418	$134,185	$—	$230,603
Intercompany payables	(597)	18,002	242,783	23,443	(283,631)	—
Income taxes payable	16,496	185	(25,164)	8,483	—	—
Accrued liabilities	10,464	3,168	110,342	98,823	—	222,797
Long-term debt due within one year	38,564	—	—	46	—	38,610

Total current liabilities	64,927	21,355	424,379	264,980	(283,631)	492,010
Long-term debt due after one year	977,386	67,546	420	10,396	—	1,055,748
Intercompany payables	—	324,617	1,420,559	107,468	(1,852,644)	—
Retirement benefits and other liabilities	—	—	168,214	136,003	—	304,217
Shareholders' equity:
Serial preferred stock	—	—	—	—	—	—
Common shares	72,018	—	2	182,331	(182,333)	72,018
Capital in excess of par value	477,635	—	300,963	426,194	(727,157)	477,635
Retained earnings (deficit)	409,023	(25,857)	242,939	201,756	(418,838)	409,023

	958,676	(25,857)	543,904	810,281	(1,328,328)	958,676
Treasury stock, at cost	(63,809)	—	—	—	—	(63,809)
Deferred compensation obligation	7,332	—	—	—	—	7,332
Accumulated other comprehensive (loss) income	(146,509)	(2,493)	(54,291)	(82,677)	139,461	(146,509)

Total shareholders' equity	755,690	(28,350)	489,613	727,604	(1,188,867)	755,690

Total liabilities and shareholders' equity	$1,798,003	$385,168	$2,503,185	$1,246,451	$(3,325,142)	$2,607,665

CONSOLIDATING BALANCE SHEET

	December 31, 2001
	Parent	Flowserve Finance B.V.	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated Total
	(Amounts in thousands)
Current assets:
Cash and cash equivalents	$—	$—	$—	$21,533	$—	$21,533
Intercompany receivables	82,513	—	62,875	77,513	(222,901)	—
Accounts receivable, net	—	—	231,484	224,377	—	455,861
Inventories	—	—	201,707	145,884	—	347,591
Deferred taxes	—	—	33,727	2,589	—	36,316
Prepaid expenses	—	—	22,981	13,857	—	36,838

Total current assets	82,513	—	552,774	485,753	(222,901)	898,139
Property, plant and equipment, net	—	—	201,595	160,793	—	362,388
Investment in subsidiaries	399,026	—	464,633	—	(863,659)	—
Intercompany receivables	901,675	85,254	6,198	34,003	(1,027,130)	—
Goodwill	—	—	414,465	100,710	—	515,175
Other intangible assets, net	—	—	115,123	15,956	—	131,079
Other assets	29,094	2,693	100,320	13,087	—	145,194

Total assets	$1,412,308	$87,947	$1,855,108	$810,302	$(2,113,690)	$2,051,975

Current liabilities:
Accounts payable	$145	$—	$85,861	$92,474	$—	$178,480
Intercompany payables	4,240	(1,191)	45,004	174,848	(222,901)	—
Income taxes payable	(1,257)	—	(15,606)	16,863	—	—
Accrued liabilities	15,034	2,665	107,191	68,878	—	193,768
Long-term debt due within one year	44,521	—	2	—	—	44,523

Total current liabilities	62,683	1,474	222,452	353,063	(222,901)	416,771
Long-term debt due after one year	938,606	57,163	420	33	—	996,222
Intercompany payables	—	37,115	939,245	50,770	(1,027,130)	—
Retirement benefits and other liabilities	—	—	172,483	55,480	—	227,963
Shareholders' equity:
Serial preferred stock	—	—	—	—	—	—
Common shares	60,518	—	2	182,331	(182,333)	60,518
Capital in excess of par value	211,113	—	313,221	72,991	(386,212)	211,113
Retained earnings (deficit)	355,998	(8,198)	237,279	162,241	(391,322)	355,998

	627,629	(8,198)	550,502	417,563	(959,867)	627,629
Treasury stock, at cost	(82,718)	—	—	—	—	(82,718)
Deferred compensation obligation	8,260	—	—	—	—	8,260
Accumulated other comprehensive (loss) income	(142,152)	393	(29,994)	(66,607)	96,208	(142,152)

Total shareholders' equity	411,019	(7,805)	520,508	350,956	(863,659)	411,019

Total liabilities and shareholders' equity	$1,412,308	$87,947	$1,855,108	$810,302	$(2,113,690)	$2,051,975

CONSOLIDATING STATEMENT OF CASH FLOWS

	Year ended December 31, 2002
	Parent	Flowserve Finance B.V.	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated Total
	(Amounts in thousands)
Cash flows—Operating activities:
Net earnings (loss)	$53,025	$(17,659)	$(11,767)	$81,438	$(52,012)	$53,025
Adjustments to reconcile net earnings (loss) to net cash provided (used) by operating activities:
Depreciation	—	—	32,444	24,303	—	56,747
Amortization	—	—	7,055	1,511	—	8,566
Amortization of prepaid financing fees and discount	4,736	413	—	—	—	5,149
Write-off of unamortized prepaid financing fees	5,842	—	—	—	—	5,842
Other direct costs of long-term debt repayment	5,700	—	—	—	—	5,700
Net (gain) loss on disposition of fixed assets	—	—	24	(1,747)	—	(1,723)
Change in assets and liabilities, net of effects of acquisitions:
Accounts receivable	—	22	44,654	31,864	—	76,540
Inventories	—	—	15,507	7,027	—	22,534
Intercompany receivable and payable	(427,096)	272,529	348,030	(248,689)	55,226	—
Prepaid expenses	—	643	4,252	8,816	—	13,711
Other assets	(810)	181	19,225	(23,346)	—	(4,750)
Accounts payable	160	—	(5,449)	12,451	—	7,162
Accrued liabilities	(3,786)	308	(40,724)	18,689	—	(25,513)
Income taxes payable	17,752	180	(9,384)	(13,249)	—	(4,701)
Retirement benefits and other liabilities	—	—	886	9,743	—	10,629
Net deferred taxes	—	—	2,729	17,220	—	19,949

Net cash flows provided (used) by operating activities	(344,477)	256,617	407,482	(73,969)	3,214	248,867

Cash flows—Investing activities:
Capital expenditures	—	—	(16,220)	(14,655)	—	(30,875)
Cash received for disposals of assets	—	—	8,720	—	—	8,720
Payments for acquisitions, net of cash acquired	—	—	(535,067)	—	—	(535,067)
Change in investments in subsidiaries	16,399	(258,421)	(32,934)	(50,252)	325,208	—

Net cash flows (used) provided by investing activities	16,399	(258,421)	(575,501)	(64,907)	325,208	(557,222)

Cash flows—Financing activities:
Net repayments under lines of credit	(70,000)	—	—	—	—	(70,000)
Proceeds from long-term debt	795,306	—	—	—	—	795,306
Payments of long-term debt	(683,923)	—	—	—	—	(683,923)
Payment of prepaid financing fees	(6,080)	—	—	—	—	(6,080)
Other direct costs of long-term debt repayment	—	—	—	—	—	—
Proceeds from issuance of common stock	275,925	—	—	—	—	275,925
Cash dividends paid	—	—	24,402	(24,402)	—	—
Net proceeds from stock option activity	16,850	1,804	150,539	176,079	(328,422)	16,850

Net cash flows provided (used) by financing activities	328,078	1,804	174,941	151,677	(328,422)	328,078
Effect of exchange rate changes	—	—	15	8,022	—	8,037

Net change in cash and cash equivalents	—	—	6,937	20,823	—	27,760
Cash and cash equivalents at beginning of year	—	—	—	21,533	—	21,533

Cash and cash equivalents at end of year	$—	$—	$6,937	$42,356	$—	$49,293

CONSOLIDATING STATEMENT OF CASH FLOWS

	Year ended December 31, 2001
	Parent	Flowserve Finance B.V.	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated Total
	(Amounts in thousands)
Cash flows—Operating activities:
Net earnings (loss)	$(1,497)	$(7,855)	$(18,360)	$49,029	$(22,814)	$(1,497)
Adjustments to reconcile net earnings (loss) to net cash provided (used) by operating activities:
Depreciation	—	—	28,703	20,188	—	48,891
Amortization	—	—	21,365	3,599	—	24,964
Amortization of prepaid financing fees and discount	5,857	879	—	—	—	6,736
Write-off of unamortized prepaid financing fees	5,844	1,810	—	—	—	7,654
Other direct costs of long-term debt repayment	13,476	3,844	—	—	—	17,320
Net gain (loss) on disposition of fixed assets	—	—	114	(897)	—	(783)
Impairment of assets	—	—	679	—	—	679
Change in assets and liabilities, net of effects of acquisitions:
Accounts receivable	12	—	12,462	3,130	—	15,604
Inventories	—	—	(13,765)	(41,075)	—	(54,840)
Intercompany receivable and payable	(136,416)	36,017	6,065	62,487	31,847	—
Prepaid expenses	—	—	6,945	(21,631)	—	(14,686)
Other assets	(859)	(48)	28,760	(37,410)	—	(9,557)
Accounts payable	(1,466)	—	13,277	(15,321)	—	(3,510)
Accrued liabilities	13,482	2,560	(23,728)	(48,175)	—	(55,861)
Income taxes payable	(619)	—	(20,193)	20,996	—	184
Retirement benefits and other liabilities	8,221	—	(37,734)	17,004	—	(12,509)
Net deferred taxes	—	—	(23,236)	6,518	—	(16,718)

Net cash flows (used) provided by operating activities	(93,965)	37,207	(18,646)	18,442	9,033	(47,929)

Cash flows—Investing activities:
Capital expenditures	—	—	(20,537)	(14,688)	—	(35,225)
Cash received for disposals of assets	—	—	5,855	2,868	—	8,723
Payments for acquisitions, net of cash acquired	—	—	(1,685)	—	—	(1,685)
Change in investments in subsidiaries	—	—	(21,541)	—	21,541	—

Net cash flows used by investing activities	—	—	(37,908)	(11,820)	21,541	(28,187)

Cash flows—Financing activities:
Net borrowings under lines of credit	70,000	—	—	—	—	70,000
Proceeds from long-term debt	—	—	420	—	—	420
Payments of long-term debt	(124,580)	(31,000)	—	—	—	(155,580)
Payments of prepaid financing fees
Other direct costs of long-term debt repayment	(13,476)	(3,844)	—	—	—	(17,320)
Proceeds from issuance of common stock	154,022	—	—	—	—	154,022
Cash dividends paid	—	—	12,186	(12,186)	—	—
Net proceeds from stock option activity	7,999	(2,363)	43,955	(18,916)	(22,676)	7,999

Net cash flows provided (used) by financing activities	93,965	(37,207)	56,561	(31,102)	(22,676)	59,541
Effect of exchange rate changes	—	—	(7)	(4,226)	—	(4,233)

Net change in cash and cash equivalents	—	—	—	(28,706)	7,898	(20,808)
Cash and cash equivalents at beginning of year	—	—	—	50,239	(7,898)	42,341

Cash and cash equivalents at end of year	$—	$—	$—	$21,533	$—	$21,533

CONSOLIDATING STATEMENT OF CASH FLOWS

	Year ended December 31, 2000
	Parent	Flowserve Finance B.V.	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated Total
	(Amounts in thousands)
Cash flows—Operating activities:
Net earnings (loss)	$13,241	$(343)	$39,388	$12,664	$(51,709)	$13,241
Adjustments to reconcile net earnings (loss) to net cash provided (used) by operating activities:
Depreciation	6,221	—	25,778	10,677	—	42,676
Amortization	461	—	11,088	2,812	—	14,361
Amortization of prepaid financing fees and discounts	2,773	301	—	—	—	3,074
Write-off of unamortized prepaid financing fees	—	—	2,216	—	—	2,216
Other direct costs of long-term debt repayment	—	—	1,013	—	—	1,013
Net gain (loss) on disposition of fixed assets	—	—	(260)	410	—	150
Impairment of assets	—	—	3,673	—	—	3,673
Change in assets and liabilities, net of effects of acquisitions and dispositions:
Accounts receivable	(4,065)	—	(32,305)	(33,732)	—	(70,102)
Inventories	7,380	—	(16,558)	7,215	—	(1,963)
Intercompany receivable and payable	(589,288)	(87,832)	703,177	143,990	(170,047)	—
Prepaid expenses	(403)	—	(2,729)	15,737	(4,637)	7,968
Other assets	(17,289)	(354)	(7,888)	750	—	(24,781)
Accounts payable	(6,891)	—	6,840	21,831	(3,696)	18,084
Accrued liabilities	4,544	111	(19,280)	(2,658)	(932)	(18,215)
Income taxes payable	173	—	665	(9,696)	1,219	(7,639)
Retirement benefits and other liabilities	15,222	—	21,042	(4,443)	932	32,753
Net deferred taxes	(6,533)	—	10,214	(1,759)	—	1,922

Net cash flows provided (used) by operating activities	(574,454)	(88,117)	746,074	163,798	(228,870)	18,431

Cash flows—Investing activities:
Capital expenditures	(7,330)	—	(9,300)	(11,189)	—	(27,819)
Cash received for disposals of assets	—	—	5,368	36	—	5,404
Payments for acquisitions, net of cash acquired	(387,793)	—	(241,019)	(699,357)	557,455	(770,714)
Change in investments in subsidiaries	—	—	(169,662)	—	169,662	—

Net cash flows used by investing activities	(395,123)	—	(414,613)	(710,510)	727,117	(793,129)

Cash flows—Financing activities:	—
Net repayments under lines of credit	—	—	(88,903)	(2,108)	—	(91,011)
Proceeds from long-term debt	1,191,511	92,958	—	—	—	1,284,469
Payment of long-term debt	(161,663)	—	(189,997)	(6,828)	—	(358,488)
Payment of prepaid financing fees	(41,663)	(4,811)	—	—	—	(46,474)
Other direct costs of long-term debt repayment	—	—	(1,013)	—	—	(1,013)
Net proceeds from stock option activity	615	—	—	—	—	615
Cash dividends paid	—	—	26,940	(26,940)	—	—
Proceeds from issuance of stock	(19,223)	—	(79,377)	604,353	(505,753)	—

Net cash flows provided (used) by financing activities	969,577	88,147	(332,350)	568,477	(505,753)	788,098
Effect of exchange rate changes	—	(30)	—	(1,492)	—	(1,522)

Net change in cash and cash equivalents	—	—	(889)	20,273	(7,506)	11,878
Cash and cash equivalents at beginning of year	—	—	889	29,966	(392)	30,463

Cash and cash equivalents at end of year	$—	$—	$—	$50,239	$(7,898)	$42,341

NOTE 19: UNAUDITED QUARTERLY FINANCIAL DATA

        The following presents a summary of the Company's unaudited quarterly financial data:

	2002(a)				2001(b)				2000(c)
Quarter
	4th	3rd	2nd	1st	4th	3rd	2nd	1st	4th	3rd	2nd	1st
	(Amounts in millions, except per share data)
Net sales	$624.8	$586.7	$592.7	$447.0	$539.3	$469.6	$464.6	$444.0	$541.7	$412.1	$299.2	$285.3
Gross profit	185.9	175.5	182.0	142.0	169.0	152.3	155.7	137.6	174.4	130.1	103.2	99.2
Earnings (loss) before extraordinary items	17.1	9.8	20.7	12.7	16.5	5.8	2.6	(8.5)	1.7	(10.9)	12.6	11.9
Net earnings (loss)	16.6	9.3	14.3	12.7	(1.4)	5.8	2.6	(8.5)	1.7	(13.0)	12.6	11.9
Earnings (loss) per share before extraordinary items (basic)	0.31	0.18	0.40	0.28	0.39	0.15	0.07	(0.22)	0.05	(0.29)	0.33	0.31
Earnings (loss) per share before extraordinary items (diluted)	0.31	0.18	0.39	0.28	0.39	0.15	0.07	(0.22)	0.05	(0.29)	0.33	0.31
Earnings (loss) per share (basic)	0.30	0.17	0.28	0.28	(0.03)	0.15	0.07	(0.22)	0.05	(0.34)	0.33	0.31
Earnings (loss) per share (diluted)	0.30	0.17	0.27	0.28	(0.03)	0.15	0.07	(0.22)	0.05	(0.34)	0.33	0.31

(a)
Net earnings in 2002 include IFC integration expense of $16.2 million, restructuring expense of $4.3 million, a $5.2 million purchase accounting adjustment associated with the required write-up and subsequent sale of acquired inventory, and an extraordinary item of $7.4 million net of tax, resulting in a reduction of net earnings of $24.3 million.

(b)
Net earnings in 2001 include IDP integration expense of $63.0 million, a reduction of Flowserve restructuring expense of $1.2 million, and an extraordinary item of $17.9 million net of tax, resulting in a reduction of net earnings of $57.3 million.

(c)
Net earnings in 2000 include IDP integration expense of $35.2 million, IDP restructuring expense of $19.4 million, and extraordinary items of $2.1 million net of tax, resulting in a reduction of net earnings of $37.8 million.

FIVE-YEAR SELECTED FINANCIAL DATA

	Year ending December 31,
	2002(a)	2001(b)	2000(c)	1999(d)	1998(e)
	(Amounts in thousands, except per share data and ratios)
RESULTS OF OPERATIONS
Sales	$2,251,331	$1,917,507	$1,538,293	$1,061,272	$1,083,086
Gross profit	685,531	614,552	506,912	363,344	415,333
Selling, general and administrative expense	476,923	410,563	360,306	301,529	291,928
Restructuring expense	4,347	(1,208)	19,364	15,860	—
Integration expense	16,179	63,043	35,211	14,207	38,326
Operating income	188,082	142,154	92,031	31,748	85,079
Net interest expense	92,933	118,072	70,321	14,677	11,378
Earnings before income taxes	92,070	25,629	23,184	18,245	73,157
Provision for income taxes	31,674	9,275	7,876	6,068	25,502
Earnings before extraordinary items and cumulative effect of change in accounting principle	60,396	16,354	15,308	12,177	47,655
Cumulative effect of change in accounting principle	—	—	—	—	(1,220)
Extraordinary items, net of income taxes	(7,371)	(17,851)	(2,067)	—	—
Net earnings (loss)	53,025	(1,497)	13,241	12,177	48,875
Average shares outstanding	52,193	39,330	37,842	37,856	39,898
Net earnings (loss) per share (diluted)	$1.02	$(0.04)	$0.35	$0.32	$1.23
Cash flows from operations	248,867	(47,929)	18,431	84,115	54,104
Dividends paid per share	—	—	—	0.56	0.56
Bookings	2,184,074	1,975,536	1,521,561	1,039,262	1,082,484
Ending backlog	733,662	662,803	659,250	270,647	291,082
PERFORMANCE RATIOS (AS A PERCENT OF SALES)
Gross profit margin	30.5%	32.0%	33.0%	34.2%	38.3%
Selling, general and administrative expense	21.2%	21.4%	23.4%	28.4%	26.9%
Operating income	8.4%	7.4%	6.0%	3.0%	7.9%
Net earnings	2.4%	—	0.9%	1.1%	4.5%
FINANCIAL CONDITION
Working capital	$539,022	$481,368	$464,035	$258,128	$268,164
Net property, plant and equipment	464,448	362,388	405,412	209,976	209,032
Intangibles and other assets	1,112,185	791,448	806,679	174,387	173,875
Total assets	2,607,665	2,051,975	2,110,143	838,151	870,197
Capital expenditures	30,875	35,225	27,819	40,535	38,249
Depreciation and amortization	65,313	73,855	57,037	39,599	39,299
Total debt	1,094,358	1,040,745	1,129,206	201,135	200,685
Retirement benefits and other liabilities	304,217	227,963	260,107	136,207	120,015
Shareholders' equity	755,690	411,019	304,911	308,274	344,764
FINANCIAL RATIOS
Return on average shareholders' equity	8.5%	(0.5)%	4.4%	3.6%	13.1%
Return on average net assets	5.7%	5.5%	3.6%	4.9%	13.5%
Net debt to capital ratio	58.0%	71.3%	78.1%	35.7%	34.2%
Current ratio	2.1	2.2	2.1	2.3	2.2
Interest coverage ratio	2.6	1.7	2.0	4.3	9.5

(a)
Financial results in 2002 include IFC results from the date of acquisition. Financial results in 2002 include integration expense of $16,179, restructuring expense of $4,347, an extraordinary item of $7,371 net of tax, and a $5,240 purchase accounting adjustment associated with the required write-up and subsequent sale of acquired inventory, resulting in a reduction in after tax net earnings of $24,273.

(b)
Financial results in 2001 include integration expense of $63,043, a reduction of Flowserve restructuring expense of $1,208 and an extraordinary item of $17,851 net of tax, resulting in a reduction in after tax net earnings of $57,307.

(c)
Financial results in 2000 include Invatec and IDP from the date of the respective acquisitions. Financial results in 2000 include integration expense of $35,211, restructuring expense of $19,364 and an extraordinary item of $2,067 net of tax, resulting in a reduction in after tax net earnings of $37,752.

(d)
Financial results in 1999 include integration expense of $14,207 relating to the Company's Flowserver program, restructuring expense of $15,860, other nonrecurring items for inventory and fixed asset impairment of $5,067 (included in costs of sales), and executive separation contracts and certain costs related to fourth-quarter 1999 facility closures of $5,799 (included in selling and administrative expense), resulting in a reduction in net earnings of $27,322.

(e)
Financial results in 1998 include integration expense of $38,326, an obligation under an executive employment agreement of $3,803 (included in selling and administrative expense) and, except for operating income, the benefit of the cumulative effect of an accounting change of $1,220, resulting in a reduction in net earnings of $26,062.

CORPORATE HEADQUARTERS

222 W. Las Colinas Blvd., Suite 1500
Irving, Texas 75039-5421
Telephone 972.443.6500
Facsimile 972.443.6800

TRANSFER AGENT

        For stock and legal transfers, changes of address, lost stock certificates, elimination of duplicate mailings of shareholder information or general inquiries about stock ownership, contact:

  National City Bank, Dept. 5352
  Corporate Trust Operations
  P.O. Box 92301
  Cleveland, Ohio 44193-0900
  Telephone 800.622.6757

ANNUAL MEETINGS

        The 2003 Annual Meeting of Shareholders will be held at 11:00 a.m. Pacific Standard Time on Thursday, April 17, 2003, at The Four Seasons Hotel, Ballroom Foyer, 300 South Doheny Drive, Los Angeles, CA 90048.

STOCK EXCHANGE LISTING

        Flowserve Corporation common stock is listed on the New York Stock Exchange and traded under the symbol FLS.

        The Company's record show that at March 3, 2003, approximately 55,231,538 shares of Flowserve common stock were outstanding. Based on these records, plus requests from brokers and nominees listed as shareholders of record, the Company estimates there are approximately 12,450 shareholders of its common stock.

COMPOSITE TRADES

	(Intraday Prices)
Year/Quarter			(Closing) Year-end	Cash Dividends Declared
	High	Low
2003
First
03/03/03	15.43	10.95		—
2002
First	32.01	23.01		—
Second	34.90	29.01		—
Third	28.15	8.70		—
Fourth	15.39	7.90	14.79	—
2001
First	24.35	19.22		—
Second	33.30	20.76		—
Third	31.15	18.90		—
Fourth	27.02	18.70	26.61	—

AVAILABILITY OF FORMS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION

        Shareholders may obtain, without charge, copies of the following documents as filed with the Securities and Exchange Commission:

  •
  Annual Report on Form 10-K

  •
  Quarterly Reports on Form 10-Q

  •
  Current Reports on Form 8-K

  •
  Changes in Beneficial Ownership

  •
  Proxy Statements

        Copies may be obtained by accessing the Company's website or by providing a written request for such copies or additional information about Flowserve's operating or financial performance to:

  Michael E. Conley
  Director, Investor Relations
  Flowserve Corporation
  222 W. Las Colinas Blvd., Suite 1500
  Irving, Texas 75039-5421
  972.443.6500

        To obtain additional information on Flowserve, please visit the Company's website at www.flowserve.com

FIRMS PROVIDING EQUITY RESEARCH COVERAGE ON FLOWSERVE INCLUDE:

  Bear Stearns
  Credit Suisse First Boston
  Morgan Stanley
  Robert W. Baird
  SunTrust Robinson Humphrey
  Wachovia Securities

FLOWSERVE

www.flowserve.com

Flowserve makes available, free of charge on or through its website, its periodic reports on 10-K and 10-Q, current reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after those reports are filed with the SEC.

QuickLinks

  EXHIBIT 13.1
ABOUT THE COMPANY
TABLE OF CONTENTS
FINANCIAL HIGHLIGHTS
MARKET DOWNTURN HURT 2002 RESULTS
A FOCUS ON VARIABLES WE CAN CONTROL
A COMMITMENT TO THE VISION WE DEFINED
Flowserve Corporation
Board of Directors
Corporate Governance
Our checklist: Getting ready to go.
FLOWSERVE'S PRODUCTS AND SERVICES
FLOWSERVE'S MARKETS
Flowserve Corporation
Global and Operating Around the Clock
PETROLEUM
POWER
Global and Operating Around the Clock
WATER
CHEMICAL
GENERAL INDUSTRY
We added global resources.
GLOBAL CAPABILITIES
OPERATING AROUND THE CLOCK
Flowserve Corporation
Getting Ready to Go
We extended our proven service model.
A WIN-WIN SITUATION
INNOVATIVE SOLUTIONS
We streamlined manufacturing.
AN EXPERT IN INTEGRATION
WORLD-CLASS MANUFACTURING
We improved.
OUR APPROACH TO CONTINUOUS IMPROVEMENT
COMMITTED TO OPERATIONAL EXCELLENCE
We continued to repay debt.
Flowserve Corporation
Financial Review
REPORT OF INDEPENDENT ACCOUNTANTS
The Board of Directors and Shareholders of Flowserve Corporation
REPORT OF MANAGEMENT
MANAGEMENT'S DISCUSSION AND ANALYSIS
OVERVIEW
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
REVENUE RECOGNITION
ALLOWANCE FOR DOUBTFUL ACCOUNTS
INVENTORIES
DEFERRED TAX ASSET VALUATION
RESTRUCTURING RESERVES
LEGAL AND ENVIRONMENTAL ACCRUALS
WARRANTY ACCRUALS
INSURANCE ACCRUALS
PENSION AND POSTRETIREMENT BENEFITS OBLIGATIONS
VALUATION OF GOODWILL, INDEFINITE-LIVED INTANGIBLE ASSETS AND OTHER LONG-LIVED ASSETS
STOCK-BASED COMPENSATION
RESULTS OF OPERATIONS
SALES
BOOKINGS AND BACKLOG
BUSINESS SEGMENTS
CONSOLIDATED RESULTS
RESTRUCTURING AND ACQUISITION RELATED CHARGES
IFC ACQUISITION
IDP ACQUISITION
LIQUIDITY AND CAPITAL RESOURCES
CASH FLOW ANALYSIS
PAYMENTS FOR ACQUISITIONS
FINANCING
Senior Credit Facilities
Senior Subordinated Notes
Common Stock Offerings
Debt Covenants and Other Matters
CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS
PENSION AND POSTRETIREMENT BENEFITS OBLIGATIONS
MARKET RISKS ASSOCIATED WITH FINANCIAL INSTRUMENTS
EURO CONVERSION
CONTROLS AND PROCEDURES
DISCLOSURE CONTROLS AND PROCEDURES
INTERNAL CONTROLS
ACCOUNTING DEVELOPMENTS
PRONOUNCEMENTS IMPLEMENTED
PRONOUNCEMENTS NOT YET IMPLEMENTED
FORWARD-LOOKING INFORMATION IS SUBJECT TO RISK AND UNCERTAINTY
CONSOLIDATED STATEMENTS OF OPERATIONS
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
CONSOLIDATED BALANCE SHEETS
  CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
  CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Dollar amounts in thousands, except per share data)
NOTE 1: SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING DEVELOPMENTS
PRINCIPLES OF CONSOLIDATION
BASIS OF COMPARISON
USE OF ESTIMATES
REVENUE RECOGNITION
ALLOWANCE FOR DOUBTFUL ACCOUNTS AND CREDIT RISK
INVENTORIES
INCOME TAXES, DEFERRED TAXES AND TAX VALUATION ALLOWANCES
RESTRUCTURING RESERVES
WARRANTY ACCRUALS
INSURANCE ACCRUALS
PENSION AND POSTRETIREMENT BENEFITS OBLIGATIONS
VALUATION OF GOODWILL, INDEFINITE-LIVED INTANGIBLE ASSETS AND OTHER LONG-LIVED ASSETS
FOREIGN CURRENCY TRANSLATION
STOCK-BASED COMPENSATION
BUSINESS COMBINATIONS
SHORT-TERM INVESTMENTS
PROPERTY, PLANT AND EQUIPMENT, AND DEPRECIATION
INTANGIBLE ASSETS
LEGAL AND ENVIRONMENTAL ACCRUALS
DERIVATIVES AND HEDGING ACTIVITIES
RESEARCH AND DEVELOPMENT EXPENSE
FAIR VALUES OF FINANCIAL INSTRUMENTS
EARNINGS PER SHARE
ACCOUNTING DEVELOPMENTS
Pronouncements Implemented
Pronouncements Not Yet Implemented
NOTE 2: GOODWILL AND OTHER INTANGIBLE ASSETS
NOTE 3: ACQUISITIONS
INVENSYS FLOW CONTROL
INGERSOLL-DRESSER PUMP COMPANY AND INNOVATIVE VALVE TECHNOLOGIES
NOTE 4: SALES OF ACCOUNTS RECEIVABLE
NOTE 5: INVENTORIES
NOTE 6: RESTRUCTURING AND ACQUISITION RELATED CHARGES
IFC ACQUISITION
IDP ACQUISITION
NOTE 7: STOCK PLANS
STOCK OPTION PLANS
RESTRICTED STOCK PLANS
NOTE 8: DERIVATIVES AND HEDGING ACTIVITIES
NOTE 9: DETAILS OF CERTAIN CONSOLIDATED BALANCE SHEET CAPTIONS
PROPERTY, PLANT AND EQUIPMENT
OTHER ASSETS
ACCRUED LIABILITIES
RETIREMENT BENEFITS AND OTHER LIABILITIES
NOTE 10: DEBT AND LEASE OBLIGATIONS
Senior Credit Facilities
Senior Subordinated Notes
Debt Covenants and Other Matters
Operating Leases
NOTE 11: RETIREMENT AND POSTRETIREMENT BENEFITS
DOMESTIC DEFINED BENEFIT PLANS
FOREIGN DEFINED BENEFIT PLANS
DISCLOSURES FOR DEFINED BENEFIT PLANS WITH ACCUMULATED BENEFIT OBLIGATIONS IN EXCESS OF PLAN ASSETS
DEFINED CONTRIBUTION PLANS
POSTRETIREMENT MEDICAL PLANS
NOTE 12: CONTINGENCIES
NOTE 13: WARRANTY RESERVE
NOTE 14: SHAREHOLDERS' EQUITY
NOTE 15: INCOME TAXES
NOTE 16: SEGMENT INFORMATION
RECONCILIATION OF SEGMENT INFORMATION TO CONSOLIDATED AMOUNTS
GEOGRAPHIC INFORMATION
MAJOR CUSTOMER INFORMATION
NOTE 17: ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
NOTE 18: GUARANTOR AND FINANCIAL INFORMATION
CONSOLIDATING STATEMENT OF OPERATIONS
CONSOLIDATING STATEMENT OF OPERATIONS
CONSOLIDATING STATEMENT OF OPERATIONS
CONSOLIDATING BALANCE SHEET
CONSOLIDATING BALANCE SHEET
CONSOLIDATING STATEMENT OF CASH FLOWS
CONSOLIDATING STATEMENT OF CASH FLOWS
CONSOLIDATING STATEMENT OF CASH FLOWS
NOTE 19: UNAUDITED QUARTERLY FINANCIAL DATA
FIVE-YEAR SELECTED FINANCIAL DATA
CORPORATE HEADQUARTERS
TRANSFER AGENT
ANNUAL MEETINGS
STOCK EXCHANGE LISTING
COMPOSITE TRADES
AVAILABILITY OF FORMS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION
FIRMS PROVIDING EQUITY RESEARCH COVERAGE ON FLOWSERVE INCLUDE